

WABASH™

2024 Annual Report



Changing How the World Reaches You®



Letter from the President and Chief Executive Officer

Dear Fellow Stockholders,

As we reflect on 2024, it is clear this has been a pivotal year for Wabash, marking another period of progress in the company's ongoing transformation. Building on the record-setting achievements of 2023, we have continued to demonstrate resilience in the face of a weak industry backdrop, while remaining committed to long-term value creation, strategic innovation and capitalizing on the opportunities from our growing partner ecosystem.

Our ability to navigate an industry down-cycle while continuing to invest in strategic growth will strengthen our long-term positioning, proving the benefits of our diversified first-to-final-mile portfolio complemented by our growing parts and services offerings. With a strong balance sheet and a resilient business portfolio, we are well prepared to capitalize on future opportunities as market conditions improve.

Our truck body business and growing Parts and Services segment have provided stability during a down year for other businesses, while our Trailers as a Service (TaaS)^{SM} program, Wabash Parts joint venture and Wabash Marketplace joint venture have positioned us for scalable growth. We expect these initiatives to transform how we serve customers by seamlessly integrating physical and digital technologies to create a more connected logistics ecosystem.

In 2024, we took meaningful steps to deepen collaboration across our business ecosystem—including customers, suppliers, dealers and technology partners—to unlock new opportunities. A key example of this is our partnership with Kodiak, where our TaaS program is helping redefine the role of trailers in autonomous logistics. Additionally, our Smart Crossroads initiative with Purdue University is bringing partners together to work toward enhanced transparency within a fragmented logistics industry, helping to drive system-wide improvements through data connectivity and collaboration. Through continued innovation, Wabash remains at the forefront of the industry in redefining how logistics customers operate in a digitally connected world.

At the heart of our success is our commitment to people. Our workforce remains the foundation of Wabash's continued progress, and we are dedicated to fostering a culture of innovation, respect and empowerment. Our goal is to ensure every employee feels connected to our mission and our customers, and empowered to help drive our ongoing business transformation.

Looking ahead, we enter 2025 with confidence, leveraging our balanced and resilient business portfolio to expand our leadership in the transportation, logistics and infrastructure markets. While market cycles come and go, we are focused on what's within our control: innovation, collaboration and customer-driven solutions.

I want to thank our employees for their dedication, our customers and partners for their trust, and our stockholders for their continued support. Together, we are creating the next era of Wabash as a tech-enabled industrial leader, shaping a future of greater efficiency, connectivity and long-term value creation.

With appreciation,

Brent L. Yeagy
President and Chief Executive Officer

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WABASH NATIONAL CORPORATION
3900 McCarty Lane
Lafayette, Indiana 47905

Notice of Annual Meeting of Stockholders



When:
Wednesday, May 14, 2025, at 10:00 a.m. Eastern time



Items of Business:
4 proposals as listed below

Date of Mailing:
The date of mailing of this Proxy Statement or Notice of Internet Availability is on or about April 1, 2025.



Who Can Vote:
Stockholders of each share of common stock at the close of business on March 19, 2025.



Attending the Meeting:
The 2025 Annual Meeting of Stockholders will be held in a virtual meeting (via live audio webcast) format only. You will not be able to attend the 2025 Annual Meeting of Stockholders physically. You or your proxyholder may participate, vote, and examine our stockholder list at the 2025 Annual Meeting of Stockholders by visiting www.virtualshareholder meeting.com/WNC2025 and using your control number found on your proxy card.

Proxy Statement

Items of Business:

1. To elect nine members of the Board of Directors from the nominees named in the accompanying proxy statement;

2. To approve, on an advisory basis, the compensation of our named executive officers;

3. To ratify the appointment of Ernst & Young LLP as Wabash National Corporation's independent registered public accounting firm for the year ending December 31, 2025;

4. To approve the Wabash National Corporation 2025 Omnibus Incentive Plan; and

To consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is currently not aware of any other business to come before the Annual Meeting.

Each outstanding share of Wabash National Corporation (NYSE: WNC) Common Stock entitles the holder of record at the close of business on March 19, 2025 to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. Shares of our Common Stock can be voted at the Annual Meeting only if the holder is present by virtual presence online or by valid proxy. Management cordially invites you to attend the Annual Meeting by virtual presence online.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON MAY 14, 2025:

The Proxy Statement, Annual Report and the means to vote by internet are available at http://www.proxyvote.com.

By Order of the Board of Directors,

M. Kristin Glazner
Senior Vice President, Chief Administrative Officer, Corporate Secretary

April 1, 2025

Whether or not you expect to attend by virtual presence online, we urge you to vote your shares at your earliest convenience. This will ensure the presence of a quorum at the Annual Meeting. Promptly voting your shares by signing, dating and returning the proxy card mailed with your notice, or by voting via the internet or by telephone, will save us the expense and extra work of additional solicitation. An addressed envelope for which no postage is required if mailed in the United States is enclosed with your proxy card. Submitting your proxy now will not prevent you from voting your shares at the meeting by virtual presence online if you desire to do so, as your proxy is revocable at your option. Your vote is important, so please act today.

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2025 Annual Meeting of Stockholders on May 14, 2025
Proxy Statement
Table of Contents

Proxy Statement

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WABASH NATIONAL CORPORATION
3900 McCarty Lane
Lafayette, Indiana 47905

Proxy Statement Summary

To assist you in reviewing the proposals that may be acted upon at our 2025 Annual Meeting, the summary below highlights certain information that is contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Annual Meeting of Stockholders

Date and Time:	10:00 a.m. Eastern time on Wednesday, May 14, 2025
Virtual Meeting Site:	www.virtualshareholdermeeting.com/WNC2025
Record Date:	March 19, 2025
Voting:	Stockholders as of the record date are entitled to vote. Each share of Common Stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on.

Company Overview

Wabash National Corporation, which we refer to herein as "Wabash," the "Company," "us," "we," or "our," is Changing How the World Reaches You®. Wabash was founded in 1985 and incorporated as a corporation in Delaware in 1991, with its principal executive offices in Lafayette, Indiana, as a dry van trailer manufacturer. Today we combine physical and digital technologies to deliver innovative, end-to-end solutions that optimize supply chains across transportation, logistics, and infrastructure markets.

To that end, we design and manufacture a diverse range of products supporting first-to-final mile operations, including dry freight and refrigerated trailers, platform trailers, tank trailers, dry and refrigerated truck bodies, structural composite panels and specialty food grade processing equipment. In addition, through the Wabash Marketplace and Wabash Parts, customers gain access to a nationwide parts and service network, Trailers as a Service (TaaS)℠, and advanced tools designed to streamline operations and drive growth. We have achieved this diversification through acquisitions, organic growth, and product innovation.

We believe our position as a leader in our key industries is the result of longstanding relationships with our core customers, our demonstrated ability to attract new customers, our broad and innovative product lines, our engineering leadership, and our extensive dealer and preferred partner network. More importantly, we believe our leadership position is indicative of the *Values* and *Leadership Principles* that guide our actions.

At Wabash, it's our focus on people, purpose, and performance that drives us to do better. Our *Purpose* is to change how the world reaches you; our *Vision* is to be a premier provider of diverse solutions that optimize customers' end-to-end supply chains across transportation, logistics, and infrastructure markets and our *Mission* is to transform Wabash into a dynamic growth organization by merging physical and digital technology to seamlessly serve our customers through a connected ecosystem of partners.

Our Values are the qualities that govern our critical leadership behaviors and accelerate our progress.

- *Be Curious:* We will make bold choices and encourage creativity, collaboration and risk-taking to turn breakthrough ideas into reality.
- *Have a Growth Mindset:* We will be resilient and capable of the change required to succeed in a world that does not stand still.
- *Create Remarkable Teams:* We will create a workplace culture that allows individuals to be their best in order to retain and attract talent from diverse industries, geographies and backgrounds.

Our Leadership Principles are the behaviors that provide definition to our actions and bring our values to life.

- *Embrace Diversity and Inclusion:* We solicit and respect the input of others, celebrate our differences and strive for transparency and inclusiveness.

- *Seek to Listen:* We listen to our customers, partners, and each other to reach the best solutions and make the strongest decisions.

- *Always Learn:* To model a growth mindset, we continue learning through every stage of our careers. We do not quit and we are not satisfied with the status quo.

- *Be Authentic:* Employees who thrive at Wabash are honest, have incredible energy and demonstrate grit in everything they do.

- *Win Together:* We collaborate, seek alignment and excel at cross-group communication to succeed as one team and One Wabash.

Corporate Responsibility and Governance Highlights

At Wabash, it's our focus on people, purpose and performance that drives us to do better so we can continue Changing How the World Reaches You®. We believe that our leadership principles, as set forth above, create a workplace culture in which our colleagues can share their talents and perspectives and are empowered to make a difference for our customers, for each other, for our communities and for our environment. Wabash is committed to growing its business in a sustainable and socially responsible manner. We support the passions and interests of our employees and empower them to be a positive influence in the world. We are proud to provide many opportunities to be good neighbors by volunteering time and talent to support the causes that matter most to our employees. We publicly disclosed substantial information about our business in our Corporate Responsibility Report, available on the Governance/Corporate Responsibility page of the Investor Relations section of our website at ir.onewabash.com, which details our commitments, programs and progress on a variety of topics, including our products and supply chain, sustainability and environmental impact, diversity and inclusion, workplace safety, ethics and compliance, risk management and governance. We have mapped our disclosures on environmental, social and governance topics to metrics outlined by the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD) in our SASB and TCFD Indices, included in our Corporate Responsibility Report. The Corporate Responsibility Report is not incorporated herein by reference or otherwise. Below are some of the highlights of our focus and commitment:

Board Nominee Diversity



44% Diversity
Women
Ethnically Diverse

22%
22%
44%

Executive Team Diversity



33.33% Diversity
Women
Ethnically Diverse

16.67%
16.67%
33.33%



Diversity and Inclusion. We are committed to supporting an inclusive and respectful culture. We believe that diversity of background and experience fosters perspectives that generate superior ideas, leadership and stakeholder considerations to enhance business decisions.

- Recognizing, valuing, and fully leveraging our different perspectives and backgrounds to achieve our business goals demonstrate our inclusive culture and are part of our *Leadership Principles* ("Embrace Diversity and Inclusion").
- The Nominating, Corporate Governance and Sustainability Committee actively considers diversity in its evaluation of Board composition.
- 2 out of 9 of our director nominees are female (22%), including the current chair of the Nominating, Corporate Governance and Sustainability Committee, and 2 others are ethnically diverse (22%).
- We desire diversity and inclusion to achieve our targeted business results and fulfill our vision of being a premier provider of solutions that optimize customers' end-to-end supply chains across transportation, logistics and infrastructure markets. We seek to attract the best talent and engage them fully.
- We place special focus on preventing pay imbalances.
- In 2024, 61% of our total hourly hires were women and/or minorities, and 54% of total salaried hires in 2024 were women and/or minorities.
- We work to promote diversity through our supply chain. Before we add any significant vendor to our supply chain, we complete an assessment, including a form that captures information about the vendor's diversity profile and screens for any potential conflict of interest.



Employee Engagement. We define engagement as a deep connection and sense of purpose at work that creates extra energy and commitment. Our goal is to engineer a winning culture that is designed to execute Wabash's strategic plan.

- Over the long-term, we seek better outcomes from having a highly engaged and values-aligned workforce, including higher retention, higher productivity, better customer satisfaction, better quality, and better safety.
- We provide all employees with the opportunity to share their opinions and feedback on our culture through a voluntary annual employee engagement assessment where all employees are encouraged to participate.
- Results are measured and analyzed to enhance the employee experience, promote employee retention, drive positive change, and leverage the overall success of our organization.



Community Involvement. Wabash is committed to continuing its mission to positively impact the world, and we will continue to drive initiatives to give back and deliver purposeful improvements in our communities.

- Wabash's community impact program combines volunteer work with financial support to make a meaningful, long-lasting impact in our communities. We actively partner with nonprofit organizations on projects to donate time, materials and financial resources to support our communities where we live and work.
- We believe that enriching the lives of those around us is a powerful investment in our future. The Wabash community impact initiatives target support to programs under three key pillars: youth advocacy, veteran and military family and food insecurity.
- In 2024, Wabash donated more than $550,000 to nonprofit organizations through corporate gifts, in-kind donations, local charitable sponsorships and employee donations. Our charitable contributions included gifts to K9s

Proxy Statement

for Warriors, Junior Achievement, National Alliance on Mental Illness, Gary Sinise Foundation, Boys and Girls Club, United Way, Fisher House, CASAs for kids, Humane Society, Hope for Warriors, Habitat for Humanity, Feeding America, Veterans Assistance Foundation, Mental Health America, Wreaths Across America, Special Olympics, Soldiers Point, Big Brothers Big Sisters, Scouts of America, Salute the Troops, YWCA and more. In addition to these amazing organizations, we also supported local schools' programs across the country with robotics clubs, weld programs, career development programs, food bank backpack programs, youth sports, music enrichment programs and more.

- Wabash encourages all employees to become involved in their communities. Our Day of Giving program supports our philanthropic goals by allowing all full-time employees up to one scheduled workday of paid time each calendar year to participate in a volunteer activity of their choosing. In an effort to empower our employees to be active agents of positive change in our communities, Wabash organized over 90 Day of Giving events exclusively for our employees to give back with their time.

- In 2024, around 20% of Wabash's workforce dedicated over 7,300 hours of volunteer work, actively supporting local food banks, homeless shelters, veteran services agencies, environmental conservation programs, local schools' leadership and career readiness activities, Junior Achievement, Salvation Army, YWCA, local animal shelters, Wreaths Across America, youth athletics, art programs, foster child agencies, programs to support people with disabilities, blood drives and more. In addition to our donations and volunteer efforts, we have also hosted numerous onsite events to support local youth, food insecurity projects, the United Way and a veterans' event. Wabash processed over 49,000 pounds of food for distribution, wrapped over 600 holiday gifts for kids, and assembled 140 stuffed bears for military kids.



Environmental Sustainability. We are resilient and capable of the change required to succeed in a world that does not stand still, including with respect to environmental sustainability and climate change.

- We measure and compare our energy management metrics, including greenhouse gas emissions and overall energy use, on a yearly basis. Our current metrics and comparisons are disclosed in our Corporate Responsibility Report.

- We currently maintain an ISO 14001 registration of the Environmental Management System at four facilities, which include our Lafayette, Indiana; Cadiz, Kentucky; San José Iturbide, Mexico; and Harrison, Arkansas locations.

- Other Environmental Stewardship Certification: Federal Clean Industry Certification (2017, San José Iturbide, Guanajuato, Mexico)

- Our products are generally designed to be fuel efficient and reduce emissions by reducing weight, improving aerodynamics, and improving thermal efficiency.

- In 2019, we introduced our DuraPlate® Cell Core technology, which delivers a 300-pound-lighter weight trailer compared to traditional designs, without compromising durability.

- Our refrigerated offerings now include EcoNex™ Technology, which is under our Acutherm™ portfolio of solutions designed for intelligent thermal management. EcoNex™ Technology provides up to 25% improvement in thermal performance and up to 200 lbs in weight savings over Wabash's conventional refrigerated truck body. This translates into lower lifetime operational costs and more conscious use of resources.

- We configure and install telematics systems, providing real-time monitoring and analysis of performance and environmental data and allowing drivers to increase performance, reduce maintenance and prolong equipment life.

- By sourcing post-consumer resin to manufacture our DuraPlate® panels, we have diverted more than 1 billion plastic bottles from landfills.

- All Wabash facilities use energy-efficient lighting.

- Our manufacturing operations use pulse welders, which produce the same high-quality result as traditional welders but require only 1/3rd of the energy to run.

- With the implementation of an Environmental, Occupational Health, Safety and Security software platform, we have improved tracking of our recycling and waste reduction efforts. In 2023, Wabash's recycling program and use of recycled materials saved 5.55 cubic yards of landfill airspace per new unit shipped, 1,357 kilowatt-hours of electricity per new unit shipped, 0.67 mature trees per new unit shipped and 1.32 metric tons of greenhouse gas emissions per new unit shipped.

- We help customers extend the useful life of their equipment with remanufacturing and repair services, limiting the amount of raw materials needed to produce new machinery.

- We leverage partnerships with government entities and industry associations to develop efficient, effective and practical solutions to problems facing the manufacturing and transportation segments.

Affiliations include:

- Government and Regulatory Bodies:
  - California Air Resource Board (CARB)
  - U.S. Department of Transportation (DOT)
  - Environmental Protection Agency (EPA)
  - National Highway Transportation Safety Administration (NHTSA) and NHTSA Advisory Committee on Underride Protection
  - Transport Canada
- Transportation Associations:
  - American Trucking Associations (ATA)
  - ATA's Technology and Maintenance Council (TMC)
  - Cargo Tank Risk Management Committee (CTRMC)
  - National Tank Truck Carriers (NTTC)
  - National Trailer Dealers Association (NTDA)
  - National Truck Equipment Association (NTEA)
  - Truck Trailer Manufacturers Association (TTMA)

Proxy Statement

- Manufacturing Associations:
  - Conexus Indiana
  - Indiana Chamber of Commerce
  - Indiana Manufacturers Association (IMA)
  - National Association of Manufacturers (NAM)



Talent Development. To model a growth mindset, we continue learning through every stage of our careers, and we also believe in supporting the next generation of leaders who will continue to change how the world reaches you.

- One of our Company values is *Always Learn*. We put that into practice by offering our own welding and skills training courses, self-directed learning modules and an executive leadership development program at no cost to employees.

- We host a wide variety of learning and development opportunities through our custom-tailored Learning Management System — Wabash U. Our employees have access through an online portal to thousands of self-directed and instructor-led courses on a variety of professional development topics. As of the end of 2024, Wabash U offers employees access to over 18 hours of Wabash Management System (WMS) courses tailored specifically to Wabash. This includes more than 40 courses, with plans to expand the offerings further in the coming year.

- In partnership with Purdue University, we developed curriculum for WMS Facilitator training, which was launched during the first quarter of 2022.

- Targeted learning and development opportunities are also created through external partnerships, including special development programs for front line leaders (with over 500 trained since the program began in 2022), as well as focused executive development across a variety of topics.

- Full-time Wabash employees can pursue various courses, undergraduate and graduate degree programs, or relevant certifications at an accredited college or university without added financial burden by using our Accelerator tuition reimbursement program.

- We provide all employees a wide range of professional development experiences, both formal and informal, at all stages in their careers.

- Wabash employees and dependents of employees are eligible for a variety of scholarships offered by Wabash and the industry associations to which we belong. In 2024, we awarded Wabash scholarships that amounted to a total of $60,000 to 12 high school graduates from four different states. The scholarships are awarded to dependents of full-time Wabash employees who demonstrate academic excellence and leadership.

- We support the youth in our communities through program funding, training programs, internships, co-ops and our emerging leadership development programs. We also sponsor youth clubs in our communities, including robotics clubs and STEM programs. At the collegiate level, Wabash welcomed 28 interns during summer 2024 across seven Wabash locations. We continue to partner with Purdue University in a variety of valuable ways, including by supporting the Purdue University Women in Engineering Program and sponsoring a sales competition with the Purdue Center for Professional Selling.



Ethics and Compliance.
Employees who thrive at Wabash are honest, have incredible energy, and demonstrate grit in everything they do. We also work to hold our entire supply chain accountable.

- We maintain a Code of Business Conduct and Ethics that lays the foundation for our ethics and compliance program and defines our overall management approach to human rights, anti-corruption, the environment, governance and social matters.

- Our Employee Handbook is founded on and incorporates the values, policies and rules set forth in our Code of Business Conduct and Ethics. All employees and directors are expected to take the values, policies, and rules set forth and apply them to all situations that arise in the course and scope of employment.

- We maintain an AlertLine whereby employees and others are able to report violations of Wabash's Code of Business Conduct and Ethics.

- Our Code of Business Conduct and Ethics also provides key expectations to our suppliers, vendors, dealers and agents to abide by the same ethical and legal standards, including:

  - Labor and human rights

  - Restrictions against corruption, bribery and extortion

  - Health and safety activities

  - Environmental compliance

- We require all facilities to practice equal opportunity employment and have zero tolerance for harassment, racism or bigotry of any kind. Employees, contract workers, visitors and other non-employees are encouraged to immediately report harassment or any ethics or compliance violations committed by anyone.

- Our Conflict Minerals Policy is in place to prevent the use of minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or in neighboring countries.

- We ask our suppliers to demonstrate that they source "conflict minerals" from outside the conflict region and/or can certify that conflict minerals sourced from within the conflict region are "conflict free."



Awards and Recognition. Our efforts to make bold choices and encourage creativity, collaboration, and risk-taking to turn breakthrough ideas into reality have been recognized throughout the years.

- Recent Safety and Environmental Awards:
  - Truck Trailer Manufacturers Association Plant Safety Awards:
    - 2023: Cadiz, KY and San José Iturbide, Guanajuato, Mexico
    - 2022: Fond du Lac, WI and New Lisbon, WI
    - 2021: Little Falls, MN, and San José Iturbide, Guanajuato, Mexico
    - 2020: Fond du Lac, WI and San José Iturbide, Guanajuato, Mexico
    - 2019: New Lisbon, WI
- Recent Product Awards:
  - Heavy Duty Trucking Top 20 Products (EcoNex™ Refrigerated Trailer Powered by eNow Solar Energy, 2021)

Proxy Statement

- Recent Corporate Awards:
  - Newsweek's America's Most Responsible Companies (2025, 2024, 2022)
  - Newsweek's America's Most Admired Workplaces (2025)
  - Newsweek's America's Greenest Companies (2025)
  - Fortune's 100 Fastest-Growing Companies (2024)
  - USA Today's America's Climate Leaders (2024)
  - Forbes America's Most Successful Small-Cap Companies (2023, 2024)
  - FreightWaves FreightTech 100 (2023)
  - Newsweek's America's Greatest Workplaces for Job Starters (2023)
  - Indiana Manufacturer's Association Innovation Excellence Award (2021)



Environmental, Health and Safety

- Reflected in our corporate Environmental, Health and Safety Policy, we maintain high standards for manufacturing safety. We commit to meet or exceed all applicable environmental, health, and safety standards, regulations and other requirements.

- The Operations Management at each of our facilities is directly responsible for implementing this policy and ensuring full compliance with all environmental, health, and safety laws, internal standards and requirements applicable within their respective organizations.

- We commit to manage all of our business activities in a responsible manner with respect for the environment through pollution prevention and with our highest priority being the health and safety of our employees.

- The well-being of our employees is vital to our success. We offer a range of innovative, flexible and convenient programs aimed at supporting our employees' holistic well-being. These programs provide tools and resources to help employees on their healthcare journey fostering engagement in beneficial, well-being-focused behaviors.

- We continually focus on reducing the frequency and severity of workplace injuries and improving the workplace environment for our employees. We provide ongoing safety training and development at our production facilities, which are designed to educate and empower our employees with the knowledge and tools necessary to make safe choices and mitigate risks. Our employees are encouraged and expected to identify safety opportunities and report near-misses through our safety good catch program.

- We believe that all injuries and occupational illnesses, as well as environmental incidents, are preventable. In support of this, all employees are expected to perform their work in such a manner as to not jeopardize the environment or the safety and health of themselves and their fellow workers.

- The Company utilizes a mixture of leading and lagging indicators to assess the health and safety performance of its operations. We measure OSHA Total Recordable Incident Rate ("TRIR"), which in 2024, was 5.5. We also measure our Blueprint for Excellence, which assesses a facility's overall safety program and identifies key areas of improvement. The "Blueprint" is one of our leading indicators that helps our plants proactively measure their safety culture. Wabash utilizes a software platform (Ideagen) to strategically mitigate safety risks by understanding historical data and driving business decisions based on actionable insights and advanced analytics.

- In 2020, Wabash implemented a software platform to proactively mitigate safety risks by driving business decisions based on actionable insights and advanced analytics. We continue to encourage reporting of near-miss incidents and track near-misses enterprise-wide.

- We work to ensure that our products, processes, services, and facilities minimize the generation of waste, pollution and adverse impacts on the environment.

- We invest in innovations that help protect people who operate our equipment and partner with other manufacturers in the industry to further promote safety by sharing best practices and ideas for implementing higher standards.

Director Independence	• 8 out of 9 director nominees are independent. • 3 fully independent Board committees: Nominating, Corporate Governance and Sustainability Committee, Compensation Committee and Audit Committee.
Board Accountability	• All directors are elected annually via majority voting standard. • Stockholders may amend our bylaws. • Our Nominating, Corporate Governance and Sustainability Committee is evolving its oversight of areas including energy consumption, climate change and other criteria relevant to the sustainability of our business.
Board Leadership	• We review board leadership, committee structure and committee membership annually and conduct an annual assessment of board effectiveness. • We have an independent Chairperson who has a strong role and significant governance duties, including presiding over all executive sessions of independent directors.
Stockholder Engagement	• We routinely meet with stockholders for conversations focused on a variety of topics, including governance, Company strategy, growth, risk management and sustainability.

Proxy Statement

Board Evaluation and Effectiveness	• Annual Board and Committee self-assessments. • Annual two-way feedback and evaluation sessions with each director. • Annual independent director evaluation of the Chairperson and CEO.
Board Risk Oversight	• The Board and its Committees exercise robust oversight of the Company's enterprise risk management system.
Board Refreshment and Diversity	• During 2022, we added 2 new directors, and we appointed a new independent Chairperson following the 2020 Annual Meeting. • Board members represent diverse perspectives, including 2 female director nominees and 2 ethnically diverse director nominees. • We have a specified director retirement age.
Director Engagement	• All of our directors attended 75% or more of the aggregate number of meetings of our Board and the Committees on which they served. • We have limits on director/CEO membership on other public company boards.
Succession Planning	• CEO and leadership succession planning is one of our Board's most important responsibilities. At least once a year, our Board dedicates itself to examining the succession plans for our complete leadership team and the Board.

Our Management Approach

Our Wabash Management System ("WMS") is our comprehensive approach to improving how we work every day. It's a set of principles, processes, and tools designed to help us solve problems at their root cause, reduce waste, and continuously improve our operations. WMS isn't just about following procedures; it is about cultivating a culture where everyone, from the shop floor to the office, is empowered to identify issues, suggest solutions, and make improvements. Our WMS principles lead "The Way," guiding our actions and decisions. These principles are supported by disciplines and processes, which, in turn, are reinforced by tools and capabilities. Combined, these principles, disciplines, processes, tools, and capabilities produce breakthrough results. Our seven key disciplines include the following: Strategic Deployment Process, Project Management, Change Management, Problem-Solving, Digital, Functional Excellence and Enterprise Processes. It is through these disciplines that we create a "One Wabash" approach for our employees and customers, add new business capabilities, and enable profitable growth. WMS puts our culture into action through a Lean mindset and respect for all, inspiring every employee to actively contribute to our enterprise transformation.

In 2022, in partnership with Purdue University, we developed a curriculum for WMS Facilitator training. Since that time, we have trained and certified over 200 facilitators as of December 2024. We have hosted numerous training sessions in 2024 and have over 300 practitioners for several of our disciplines. Company-wide, we have frequent WMS communication and engagement sessions, to keep the Wabash Management System at the forefront of everything we do.

Our One Wabash organizational structure enables long-term growth for the Company with an intense focus on value streams, streamlined processes, product innovation, and a consistent, superior experience for all customers who seek our solutions in the transportation, logistics and infrastructure markets. The value streams leverage the power of our processes to close the cycle of customer needs and customer fulfillment.

Voting Matters and Vote Recommendation (page 17)

The following table summarizes the proposals to be considered at the Annual Meeting and the Board's voting recommendation with respect to each proposal.

PROPOSALS	BOARD VOTE RECOMMENDATION	PAGE
Election of Directors	**FOR** EACH NOMINEE	19
Advisory Vote on the Compensation of Our Named Executive Officers ("Say-on-Pay")	**FOR**	74
Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	76
Approval of the Wabash National Corporation 2025 Omnibus Incentive Plan	**FOR**	78

Proxy Statement

Board Nominees (page 19)

The following table provides summary information about each director nominee, as of the Record Date.

NAME	AGE	DIRECTOR SINCE	OCCUPATION	INDEPENDENT	OTHER PUBLIC BOARDS
Therese M. Bassett	61	November 2019	Managing Director, NuVentures LLC	Yes	No
John G. Boss	65	December 2017	Former President and Chief Executive Officer, Momentive Performance Materials Inc.	Yes	Yes
Trent J. Broberg	43	September 2022	Chief Executive Officer, ACERTUS	Yes	No
Larry J. Magee	70	January 2005	President, Magee Ventures Group	Yes	No
Ann D. Murtlow	64	February 2013	President and Chief Executive Officer, North Sound LLC	Yes	Yes
Sudhanshu Priyadarshi	48	November 2022	Chief Financial Officer and President, International, Keurig Dr Pepper Inc. (KDP)	Yes	No
Scott K. Sorensen	63	May 2005	Former President, Thatcher Company, Inc.	Yes	No
Stuart A. Taylor II	64	August 2019	Chief Executive Officer, The Taylor Group LLC	Yes	Yes
Brent L. Yeagy	54	October 2016	President and Chief Executive Officer, Wabash National Corporation	No	No

The table below summarizes key qualifications, skills and attributes most relevant to the decision to nominate the candidates to serve on our Board. A mark indicates a specific area of focus or experience on which the Board relies most. The lack of a mark does not mean the director nominee does not possess that qualification or skill. Each director nominee biography in this proxy statement describes each nominee's qualifications and relevant experience in more detail.

DIRECTORS	Therese M. Bassett	John G. ("Jack") Boss	Trent J. Broberg	Larry J. Magee	Ann D. Murtlow	Sudhanshu Priyadarshi	Scott K. Sorensen	Stuart A. Taylor II	Brent L. Yeagy
Independent	•	•	•	•	•	•	•	•	
Diversity	•				•	•		•	
Logistics, Transportation and/or First to Final Mile			•			•			•
Diverse Manufacturing		•		•		•	•		•
Risk Management (Including Supply Chain/Commodities Management)	•	•	•	•		•			•
Technology and Materials Innovation		•	•			•			•
Legislative/Regulatory					•		•		
Qualified Financial Expert/ Finance/Treasury						•	•	•	
Accounting, Finance and Capital Markets			•			•	•	•	
Mergers and Acquisitions ("M&A")	•	•	•	•	•	•	•	•	•
Technology/Cybersecurity			•		•	•	•	•	
Distribution and Digital Marketplace	•		•	•		•			
Competitive Pricing/Sales		•	•	•					•
ESG	•	•		•	•				•
Strategy	•	•	•	•	•	•	•	•	•

Named Executive Officer Compensation (Say-on-Pay) (page 74)

We are asking stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers. The primary objectives and philosophy of our compensation programs are to (i) drive executive behaviors that maximize long-term stockholder value creation, (ii) attract and retain talented executive officers with the skills necessary to successfully manage and grow our business, and (iii) align the interests of our executive officers with those of our stockholders by rewarding them for strong Company performance. In support of these objectives, in 2024, we:

- **Delivered a meaningful proportion of NEO compensation in share-based incentives**. In 2024, approximately 64% of Mr. Yeagy's total direct compensation (i.e., base salary, target short-term incentive and target long-term incentive), and on average approximately 51% of the other NEOs' total direct compensation, was targeted to be delivered in the form of restricted stock units and performance stock units, with a goal of driving sustainable stockholder value and strengthening alignment between NEO and stockholder interests.

- **Weighted a significant portion of NEO compensation toward variable and performance-based pay elements.** In 2024, approximately 83% of Mr. Yeagy's total direct compensation, and on average approximately 73% of the other NEOs' total direct compensation, was targeted to be delivered in variable short-term (annual) or long-term incentive compensation.

- **Engaged an independent compensation consultant** to conduct a market review of our compensation package to ensure it was reasonable and competitive relative to our peers.

Independent Registered Public Accounting Firm (page 76)

We are asking our stockholders to ratify the selection of Ernst & Young LLP as our independent registered public accountants for the year ending December 31, 2025.

Approval of the Wabash National Corporation 2025 Omnibus Incentive Plan (page 78)

We are asking our stockholders to approve adoption of our 2025 Omnibus Incentive Plan. The Board believes that equity awards are a valuable compensation tool to align individual and corporate performance with the interests of our stockholders, and the Board is asking for approval of the 2025 Omnibus Incentive Plan so that the Company can continue to grant equity awards to our directors, executives, and other employees as a part of their annual compensation package. The proposed 2025 Omnibus Incentive Plan, which is similar to our 2017 Omnibus Incentive Plan, has the following plan highlights:

- Minimum vesting requirements (with 5% exception)
- No "liberal" change in control definition
- No automatic "single-trigger" vesting on a change in control
- No liberal share recycling for stock option and SAR awards
- No discounted stock options or SARs
- No re-pricing of stock options or SARs; no reload awards
- No dividend equivalents may be granted on stock options/SARs and no dividends or dividend equivalents may be distributed on unvested awards prior to the vesting of such awards
- Forfeiture and recoupment provisions
- Limits on non-employee director compensation of $750,000 per year

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 14, 2025.

Our Annual Report and this Proxy Statement are available at www.proxyvote.com. To access our Annual Report and Proxy Statement, enter the control number referenced on your proxy card.

Information About the Annual Meeting, Proxy Materials and Voting

What is the purpose of the Annual Meeting?

At the Annual Meeting, our management will report on our performance during 2024 and respond to questions from our stockholders. In addition, stockholders will act upon the matters outlined in the accompanying Notice of Annual Meeting of Stockholders, which include the following four proposals:

Proposal 1	To elect nine members of the Board of Directors.
Proposal 2	To hold an advisory vote on the compensation of our named executive officers.
Proposal 3	To ratify the appointment of Ernst & Young LLP as Wabash National Corporation's independent registered public accounting firm for the year ending December 31, 2025.
Proposal 4	To approve the Wabash National Corporation 2025 Omnibus Incentive Plan.

Stockholders will also consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is currently not aware of any other business to come before the Annual Meeting.

Stockholders may act on the proposals by voting a proxy or voting by virtual presence online at the Annual Meeting.

What is the purpose of the proxy materials?

We are providing these proxy materials in connection with the solicitation by the Company of proxies to be voted at the Annual Meeting and at any adjournments or postponements thereof. The proxy materials (including the Notice of Annual Meeting, this Proxy Statement, and our Annual Report on Form 10-K) include information that we are required to provide to you under the rules of the Securities and Exchange Commission (the "SEC") and are designed to assist you in voting on the matters presented at the Annual Meeting. We first mailed the proxy materials to stockholders on or about April 1, 2025.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. By voting your proxy, you are giving the persons named on the proxy card the authority to vote your shares in the manner you indicate on your proxy card.

Who is entitled to Vote?

Only stockholders of record at the close of business on March 19, 2025 (the "Record Date") are entitled to receive notice of the Annual Meeting and to vote the shares of common stock of the Company (the "Common Stock") that they held on the Record Date at the Annual Meeting, or any postponement or adjournment of the Annual Meeting. As of the Record Date, we had 42,287,182 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock entitles its holder to cast one vote on each matter to be voted upon.

What is the difference between a stockholder of record and a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, you are a "stockholder of record." If your shares are held in a stock brokerage account or by a bank or other custodian or nominee, you are considered the beneficial owner of shares held in "street name." As a beneficial owner, you have the right to direct your broker, bank or other custodian or nominee on how to vote your shares.

Who can attend the Annual Meeting by virtual presence online?

All stockholders of record as of the close of business on the Record Date, or their duly appointed proxies, may attend the Annual Meeting by virtual presence online by visiting www.virtualshareholdermeeting.com/WNC2025 at 9:45 a.m. Eastern time through the conclusion of the meeting and providing the control number found on the

proxy card. If your shares are held in "street name," you must first obtain a proxy issued in your name from your bank or other custodian or nominee before attending the Annual Meeting by virtual presence online. You will need to provide the control number found on the proxy card provided by such bank or other custodian or nominee. Technical support, including related technical support phone numbers, will be available at 9:45 a.m. Eastern time through the conclusion of the meeting in the event of any technical or logistical issues, including difficulties accessing the virtual meeting.

The 2025 Annual Meeting of Stockholders will be accessible through the Internet. We have worked to offer the same participation opportunities as were provided at the in-person portion of our past meetings while further enhancing the online experience available to all stockholders regardless of their location. A virtual format for our Annual Meeting is less costly, aligns with our sustainability efforts and is more environmentally friendly, and enables increased stockholder attendance and participation because stockholders can participate from any location around the world. You are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on March 19, 2025. The Annual Meeting will begin promptly at 10:00 a.m. Eastern time, and you should allow ample time for the online check-in procedures.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. The other methods by which you may vote are described below.

This year's stockholder question and answer session will provide our stockholders with the opportunities to ask questions regarding our business submitted live during the Annual Meeting. Questions may be submitted at the Annual Meeting through www.virtualshareholdermeeting.com/WNC2025. We will post questions and answers if applicable to our business on our Investor Relations website as soon as practicable after the meeting.

How do I vote?

If you are a "stockholder of record," you can vote on matters to come before the Annual Meeting in the following four ways:

- Visit the website noted on your proxy card to vote **via the internet**;
- Use the telephone number on your proxy card to vote **by telephone**;
- Vote **by mail** by completing, dating and signing the proxy card mailed with your notice and returning it in the provided postage-paid envelope. If you do so, you will authorize the individuals named on the proxy card, referred to as the proxies, to vote your shares according to your instructions. If you provide no instructions, the proxies will vote your shares according to the recommendation of the Board of Directors or, if no recommendation is given, in their own discretion; or
- Attend the Annual Meeting **by virtual presence online** and cast your vote.

If you hold your shares in "street name" through a broker, then you can vote by following the materials and instructions provided by your broker, or you can vote by virtual presence online at the Annual Meeting.

What if I vote and then change my mind?

If you are a "stockholder of record," you may revoke your proxy at any time before it is exercised by:

- Providing written notice of revocation to the Corporate Secretary, Wabash National Corporation, 3900 McCarty Lane, Lafayette, Indiana 47905;
- Voting again, on a later date, via the internet or by telephone (only your latest internet or telephone proxy submitted prior to the Annual Meeting will be counted);
- Submitting another duly executed proxy bearing a later date; or

- Attending the Annual Meeting by virtual presence online and casting your vote.

Only your last vote will be the vote that is counted.

If you hold your shares in "street name," then you must contact the record holder of your shares to change your voting instructions.

What are the Board's recommendations?

The Board recommends that you vote FOR the election of each of the director nominees, FOR the approval, on an advisory basis, of the compensation of our named executive officers, FOR ratification of the appointment of our auditors and FOR the approval of the Wabash National Corporation 2025 Omnibus Incentive Plan.

What vote is required for each proposal?

The following table summarizes the vote threshold required for approval of each proposal and the effect of abstentions, uninstructed shares held by brokers, and unmarked, signed proxy cards. **On all proposals, if you sign and return a proxy or voting instruction card, but do not mark how your shares are to be voted, they will be voted as the Board recommends**.

PROPOSAL NUMBER	ITEM	VOTE REQUIRED FOR APPROVAL OF EACH ITEM	ABSTENTIONS	UNINSTRUCTED SHARES	UNMARKED, SIGNED PROXY CARDS
1	Election of Directors	Majority of votes cast	No effect	Not voted, no effect	Voted "for"
2	Advisory vote on executive compensation	Majority of shares present and entitled to vote	Same effect as "against"	Not voted, no effect	Voted "for"
3	Ratification of Appointment of Independent Auditor	Majority of shares present and entitled to vote	Same effect as "against"	Discretionary vote	Voted "for"
4	Approval of the Wabash National Corporation 2025 Omnibus Incentive Plan	Majority of shares present and entitled to vote	Same effect as "against"	Not voted, no effect	Voted "for"

If you hold your shares in "street name" through a broker and you do not provide your broker with voting instructions, then, under New York Stock Exchange ("NYSE") Rules, your broker may elect to exercise voting discretion with respect to "routine matters," which includes the ratification of the appointment of our independent auditor (Proposal 3). However, on "non-routine" matters, which include the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2) and approval of the Wabash National Corporation 2025 Omnibus Incentive Plan (Proposal 4), your broker may not vote your shares unless you provide your broker with instructions. These so-called broker "non-votes" will be counted in determining whether there is a quorum.

What constitutes a quorum?

The presence at the Annual Meeting, by virtual presence online or by valid proxy, of the holders of a majority of the shares of our Common Stock outstanding on the Record Date will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting.

Proxy Statement

Who will bear the costs of this proxy solicitation?

We will bear the cost of solicitation of proxies. This includes the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. We may solicit proxies by mail, personal interview, telephone or via the Internet through our officers, directors and other management employees, who will receive no additional compensation for their services. In addition, we have retained Laurel Hill Advisory Group, LLC to assist with proxy solicitation. For their services, we will pay a fee of $7,000 plus out-of-pocket expenses.

How will my shares be voted if other matters are presented at the Annual Meeting?

As of the date of this Proxy Statement, the Board of Directors does not intend to present at the Annual Meeting any matters other than those described in this Proxy Statement and does not know of any matters that will be presented by other parties. If any other matter is properly brought before the meeting for action by the stockholders, proxies will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

Proposal 1 – Election of Directors

Our Bylaws provide that our Board of Directors, or the Board, shall be comprised of not less than three, nor more than twelve, directors with the exact number to be fixed by resolution of the Board. As of the date of this Proxy Statement, the Board is comprised of nine directors. At the Annual Meeting, stockholders will be asked to elect each of the nine director nominees listed below, each of whom shall serve for a term of one year or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Below is information regarding each of the director nominees. Information regarding the Board's process for nominating directors and director qualifications can be found below under the "Corporate Governance" section of this Proxy Statement.

Information on Directors Standing for Election

The biography of each of the nominees below contains information regarding the experiences, qualifications, attributes or skills that caused the Nominating, Corporate Governance and Sustainability Committee and the Board to determine that the person should serve as a director of the Company. The name, age, business experience, and public company directorships of each nominee for director, during at least the last five years, are set forth in the table below.

Therese M. Bassett



Age: 61
Director since: November 2019

Ms. Bassett is the Managing Director of NuVentures LLC, a consulting firm focused on strategy, innovation and M&A pipeline development. Prior to NuVentures, she served as Chief Strategy, Innovation, and Mergers and Acquisitions Officer at Avnet, Inc., a global electronic components and distribution services company, where she was responsible for identifying growth opportunities to enhance the overall business portfolio, financial strength and global market value. During her 26-year career with Avnet, Ms. Bassett also held the positions of Senior Vice President, Global HR Solutions (2010-2016), Vice President, Strategic Planning and Business Intelligence (1998-2010), Manager, Electronic Manufacturing Services Business Development (1995-1998), and International Export and Transportation Manager (1993-1995). She is a graduate of Temple University and received an MBA from the University of Phoenix.

Qualifications: Ms. Bassett's M&A, innovation and strategy expertise, including in the areas of business transformation and digital growth drivers, and her senior leadership experience reflected in her biography support the Board's conclusion that she should again be nominated as a director.

John G. Boss



Age: 65
Director since: December 2017

Mr. Boss is the former President and Chief Executive Officer of Momentive Performance Materials Inc. ("MPM"). Mr. Boss served in this role from December 2014 to March 2020. MPM is a global producer of silicones, quartz and specialty ceramic materials. Mr. Boss served as a director of MPM Holdings Inc. from October 2014 to March 2020. Mr. Boss served as the President of the Silicones & Quartz Division at MPM since joining in March 2014 to December 2014 and served as its Executive Vice President from March 2014 to March 2020. In April 2014, shortly after Mr. Boss joined the company, MPM filed voluntary petitions for reorganization relief pursuant to Chapter 11 of the United States Bankruptcy Code. Mr. Boss' career spans more than 30 years in the specialty chemicals and materials industry, including various executive leadership positions with Honeywell International, a producer of commercial and consumer products from 2003 through 2014. Mr. Boss served as Vice President and General Manager of Specialty Products, Vice President and General Manager of Specialty Chemicals and President of Honeywell Safety Products at Honeywell International. Prior to joining Honeywell, Mr. Boss held positions of increasing responsibility at Great Lakes Chemical Corporation and Ashland Corporation (formerly International Specialty Products). Since 2020, Mr. Boss has served as a Director for Cooper Standard Corporation and as a Director and Audit Committee Member for Libbey, Inc. Mr. Boss currently serves as a Director of Calumet Specialty Products Partners, L.P. He has a Master of Business Administration degree in Marketing and Finance from Rutgers Graduate School of Management in 1996 and a Bachelor's Degree in Mechanical Engineering from West Virginia University in 1981.

Qualifications: As reflected in his biography, Mr. Boss' service in various leadership positions at other public companies, particularly, his prior service as a sitting chief executive officer at another public company and concomitant understanding of the day-to-day complexities and challenges of running such an organization, and his service on our Board, support the Board's conclusion that he should again be nominated as a director.

Trent J. Broberg



Age: 43
Director since: September 2022

Mr. Broberg has served as the Chief Executive Officer and member of the Board of Directors of ACERTUS, an automotive logistics as a service platform since 2021 and was a member of the Board of Directors of DiCentral LLC, a global EDI software service provider helping organizations optimize their supply chain from 2019 to 2022 until acquired by True Commerce.

Mr. Broberg has extensive experience with major carriers, as well as the digital and technology aspects of transportation management. Prior to joining ACERTUS, Mr. Broberg served as Chief Operating Officer at Truckstop.com, where he led or supported over five M&A transactions, two recapitalizations, strategy, and operations from 2016 until 2021. In the two years leading up to his tenure at Truckstop.com, Mr. Broberg served as General Manager for Real Time Freight LLC, which was later acquired by Truckstop.com in 2016.

Mr. Broberg also holds a wealth of marketing, sales and operations knowledge as a result of his early career experience serving as Director of Marketing at DB Schenker and Swift Transportation. Mr. Broberg received a Bachelor of Science degree in Marketing and an MBA from the WP Carey School of Business at Arizona State University.

Qualifications: The leadership, executive and board experience within the spaces of logistics, supply chain and technology expertise reflected in Mr. Broberg's biography support the Board's conclusion that he should be nominated as a director.

Proxy Statement

Larry J. Magee



Age: 70
Director since: January 2005
Chairperson of the Board since: May 2020

Mr. Magee has served as President of Magee Ventures Group, a consulting firm, since May 2018. Prior to his current position, he served as Interim CEO of Magnolia Group, LLC in Waco, Texas from April 2017 until May 2018. Mr. Magee was President and CEO of Heartland Automotive Services, Inc., the largest operator of quick lube retail service centers, operating over 540 Jiffy Lube locations in North America. He held this position from April 2015 until his retirement in October 2016. Prior to assuming the role of President and CEO of Heartland Automotive, Mr. Magee was the President, Consumer Tire U.S. & Canada, for Bridgestone Americas Tire Operations, LLC, a tire and rubber manufacturing company, a position he held from January 2011 until his retirement from Bridgestone in September 2013. He also served as Chairman of BFS Retail & Commercial Operations, LLC and Bridgestone of Canada, Inc. From December 2001 until January 2011, he served as Chairman, Chief Executive Officer and President of BFS Retail & Commercial Operations, LLC. Prior to December 2001, Mr. Magee served as President of Bridgestone/ Firestone Retail Division, beginning in 1998. Mr. Magee has over 38 years combined experience in sales, marketing, and operational management, and held positions of increasing responsibility within the Bridgestone/Firestone family of companies during his 38-year tenure with Bridgestone/Firestone.

Qualifications: The marketing, sales, development, manufacturing, retail and strategic expertise reflected in Mr. Magee's biography throughout his 40-year industry tenure, including his prior chief executive officer performance, his participation on our Board and his M&A and executive management experience, support the Board's conclusion that he should again be nominated as a director.

Ann D. Murtlow



Age: 64

Director since: February 2013

Ms. Murtlow has served as the president and CEO of North Sound LLC since 2024, through which she offers consulting services. Ms. Murtlow served as the President and Chief Executive Officer of United Way of Central Indiana, an organization that fights for the education, financial stability, health and basic needs for Central Indiana through the development and support of programs and organizations that serve struggling families and move them to self-sufficiency, from April 1, 2013 to June 30, 2022. Prior to assuming this role, Ms. Murtlow had a 30-year career in the global energy industry. Ms. Murtlow began her career as a design engineer with Bechtel Power Corporation, one of the world's leading designers and constructors of electric utility infrastructure. Ms. Murtlow then joined AES Corporation ("AES"), where she developed a specialty in environmental permitting and became a leader in domestic and international power plant project development. She subsequently joined AES's London office where she was named Vice President and Group Manager of AES's development and operations in northern and central Europe. In 2002, Ms. Murtlow was named President and Chief Executive Officer at IPALCO Enterprises, Inc., and its subsidiary, Indianapolis Power & Light Company. Ms. Murtlow currently serves as a Director of Evergy, Inc., and its subsidiaries, Evergy Kansas Central, Inc. (Kansas corporation), Evergy Kansas South, Inc., Evergy Metro, Inc., and Evergy Missouri West, Inc. She has served on the Board of Directors of U.S. Water Systems LLC since October 2024. Ms. Murtlow served as a Director of First Internet Bancorp and its subsidiary, First Internet Bank, from early 2013 until March 2020. Ms. Murtlow holds a Bachelor of Science degree in Chemical Engineering from Lehigh University and is a National Association of Corporate Directors Board Leadership Fellow and Certified Director.

Qualifications: The financial and strategic leadership experience reflected in Ms. Murtlow's biography, her service as the former chief executive officer of a regulated electric utility company, service on the boards of other public companies, her participation on our Board, her experience in the domestic and international unregulated energy business, and her experience in M&A, heavy industrial operations and business sustainability, support the Board's conclusion that she should again be nominated as a director.

Proxy Statement

Sudhanshu Priyadarshi



Age: 48
Director since: November 2022

Sudhanshu Priyadarshi is Chief Financial Officer and President, International for Keurig Dr Pepper (KDP). He leads the Finance, Information Technology organizations and has overall responsibility for KDP's International Business Segment. He has served in this role since November, 2022. Mr. Priyadarshi has over two decades of global leadership experience in the technology, logistics, retail, consumer packaged goods, and pharmaceutical industries. Prior to Keurig Dr Pepper, Mr. Priyadarshi was the CFO of Vista Outdoor Inc., a leading global designer, manufacturer and marketer of consumer products in the outdoor sports and recreation markets, from April 2020 to October 2022. He had previously been CFO of Flexport, a digital freight forwarder, from 2018 to 2019, where he led all financial operations, Global Real Estate and Insurance P&L for the company. Mr. Priyadarshi joined Flexport from Walmart, where he was Vice President of Finance for Walmart U.S. eCommerce from 2017 to 2018, driving all retail finance operations for Walmart.com, Hayneedle.com, Shoes.com, Moosejaw.com, Store No 8 (technology startup incubator) and Walmart's partnership with Google. Prior to this role, he was the Vice President, Finance & Strategy at Walmart U.S. from 2016 to 2017 and was responsible for leading finance for Walmart's general merchandise and soft line business unit, a $100B division. He joined Walmart from Cipla, a $10 billion market cap publicly traded top 10 global generic pharmaceutical company, where he was the Global Chief Operating Officer, and previously Group Head, Corporate Strategy and Development. Mr. Priyadarshi worked for PepsiCo from 1999 to 2013 growing through the ranks in various management and leadership roles in Finance, Strategy and Operations. In his last role at PepsiCo, he served as CFO of Global R&D and Global Nutrition Platforms, a $10B nutritious food and beverage business. Mr. Priyadarshi is a graduate of Physics from India and has an MBA in Finance from University of Technology, Sydney.

Qualifications: The finance, logistics, and technology expertise reflected in Mr. Priyadarshi's biography support the Board's conclusion that he should be nominated as a director.

Scott K. Sorensen



Age: 63
Director since: May 2005

Mr. Sorensen served as the President and a member of the Board of Directors of Thatcher Company, Inc., a privately held industrial chemical manufacturer from January 2022 until April 2023. Mr. Sorensen also served as Chief Financial Officer of Thatcher Company, Inc. from January 2022 to July 2022. Previously, Mr. Sorensen served as Managing Director of Sorensen Capital, LLC from November 2019 until January 2022. From May 2018 through November 2019, Mr. Sorensen served as the President and Chief Operating Officer of Ivanti Software and member of its Board of Directors. Ivanti is a leading enterprise software provider of unified IT solutions for the security, endpoint management and service management requirements of customers. Prior to his role as President and Chief Operating Officer of Ivanti Software, Mr. Sorensen served as the President and Chief Executive Officer and was a member of the Board of Directors of Sorenson Holdings which is a leading provider of assistive communications products and services from 2016 – 2018. Mr. Sorensen also held the position of Chief Operating Officer from 2012 – 2016 and served as the Chief Financial Officer from 2007 – 2016. Previously, Mr. Sorensen served as the Chief Financial Officer of Headwaters Inc. from 2005 – 2007 which was a diversified energy and construction materials provider. Prior to joining Headwaters, Mr. Sorensen was the Vice President and Chief Financial Officer of Hillenbrand Industries, a manufacturer and provider of products and services for the health care and funeral services industries, from 2001 – 2005. Mr. Sorensen also served in various financial leadership roles at Westinghouse Electric and worked in the operations and aerospace practices with McKinsey & Company.

Qualifications: Mr. Sorensen's financial expertise and experience in corporate finance, combined with his experience in manufacturing, cybersecurity and technology, strategy and M&A, as reflected in his biography, and his participation on our Board, support the Board's conclusion that he should again be nominated as a director.

Proxy Statement

Stuart A. Taylor II



Age: 64

Director since: August 2019

Mr. Taylor is the Chief Executive Officer of The Taylor Group LLC, a private equity firm focused on creating and acquiring businesses. In this role, which he has held since 2001, Mr. Taylor oversees the firm's sourcing and execution of investments and acquisition and disposition transactions. In addition, Mr. Taylor delivers deep financial and transactional expertise based on his Wall Street career along with significant experience as a director for publicly traded companies. He previously held positions as senior managing director at Bear, Stearns & Co. Inc. (1999-2001), and managing director of CIBC World Markets and head of its Global Automotive Group and Capital Goods Group (1996-1999). He also served as managing director of the Automotive Industry Group at Bankers Trust (1993-1996), following a 10-year position in corporate finance at Morgan Stanley & Co.

Mr. Taylor was previously a member of the Board of Directors of Essendant Inc., formerly known as United Stationers Inc., a wholesale distributor of business products, from 2011 until its sale to Staples Inc. in January 2019. In addition, in October 2020, Mr. Taylor was appointed to the board of directors of Solenis LLC, a privately held global producer of specialty chemicals for water-intensive industries, where he serves on the Compensation Committee. He also serves as a director for Atmus Filtration Technologies Inc., Hillenbrand Inc. and Ball Corporation. He is a graduate of Yale University and received an MBA from the Harvard Graduate School of Business.

Qualifications: Mr. Taylor's in-depth knowledge of strategic M&A and corporate development, financial expertise and service on other public company boards, as reflected in his biography, support our Board's conclusion that he should again be nominated as a director.

Brent L. Yeagy



Age: 54
Director since: October 2016

Brent L. Yeagy is an industrial manufacturing leader with more than 25 years of experience in the automotive and commercial transportation industries. Since June 2018, Mr. Yeagy has been responsible for the strategic direction and operations of Wabash (NYSE: WNC) in his role as President and Chief Executive Officer.

Before his appointment as President and CEO, Mr. Yeagy was President and Chief Operating Officer from October 2016 to June 2018. Mr. Yeagy joined Wabash in 2003 and held a number of positions with increasing responsibility, including Vice President of Manufacturing, Vice President and General Manager of Commercial Trailer Products, and Senior Vice President – Group President, Commercial Trailer Products.

Prior to Wabash, from 1999 to 2003, Mr. Yeagy held various positions within human resources, environmental engineering and safety management for Delco Remy International. Mr. Yeagy served in various plant engineering roles at Rexnord Corporation from December 1995 through 1999. He also served in the United States Navy from 1991 to 1994.

Mr. Yeagy holds a Bachelor of Science in Environmental Engineering Science and a Master of Science in Safety Engineering from Purdue University, and an MBA in Business Management from Anderson University. He has also attended executive programs at the University of Michigan's Ross School of Business as well as Stanford's Graduate School of Business. Mr. Yeagy is a graduate of the U.S. Navy's Naval Nuclear Power Program and participated in the Navy's Officer Candidate Program.

Mr. Yeagy proudly serves on the boards of directors for the National Association of Manufacturers and the Transportation and Supply Chain Institute at the University of Denver.

> **Qualifications:** Mr. Yeagy's more than 25 years of experience in executive leadership, beginning with his career in the United States Navy, and his strong background in managing many facets of operations in a manufacturing company, as reflected in his biography, and his role as our President and Chief Executive Officer, support the Board's conclusion that he should again be nominated as a director.

Proxy Statement

Board Recommendation

The Board of Directors UNANIMOUSLY recommends a vote "FOR" the election of each of the director nominees listed above.

Corporate Governance

Governance Guidelines & Code of Business Conduct & Ethics

The Board has adopted Corporate Governance Guidelines (the "Guidelines") which set forth a framework within which the Board oversees and governs the affairs of Wabash. The Guidelines cover, among other things, the composition and functions of the Board, director independence, director stock ownership, management succession and review, Board committees, the selection of new directors, and director responsibilities and duties.

Our Board has also adopted a Code of Business Conduct and Ethics (which applies to all of our directors, officers, and employees) and an additional Code of Business Conduct and Ethics for the Chief Executive Officer and Senior Financial Officers (together, the "Codes"). The Codes cover, among other things, compliance with laws, rules and regulations, conflicts of interest, corporate opportunities, confidentiality, protection and use of Company assets, and the reporting process for any illegal or unethical conduct. Any amendment to, or waiver from, a provision of the Codes for a director or executive officer will be promptly disclosed and posted on our website as required by law or the listing standards of the NYSE.

The Guidelines and the Codes are available on the Governance/Governance Documents page of the Investor Relations section of our website at ir.onewabash.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905.

Board Structure and its Role in Risk Oversight

Director Independence

In February 2025, our Board of Directors undertook its annual review of director independence to determine the independence of our directors in accordance with NYSE listing standards and the Guidelines. As a result of this review, the Board of Directors affirmatively determined that all of the directors nominated for election at the Annual Meeting and all currently serving directors are independent of Wabash and its management within the meaning of the rules of NYSE and the Guidelines, with the exception of Brent L. Yeagy, our President and Chief Executive Officer.

Independent Chairperson

The Board does not have a formal policy on whether the roles of Board Chairperson and Chief Executive Officer should be separate or combined. Rather, the Guidelines provide that the independent members of the Board may select the Chairperson of the Board and the Company's Chief Executive Officer in the manner they consider in the best interests of the Company.

Currently, the Board believes that it is in the best interests of the Company for the Chairperson and Chief Executive Officer positions to be held by separate persons, given the differences between the two roles in our current management structure. Our Chief Executive Officer, among other duties, is responsible for presenting strategic plans to the Board for review and approval, implementing the Company's strategic direction and the day-to-day leadership and performance of the Company. The Chairperson of the Board, among other responsibilities, presides at the executive sessions of our independent and non-management directors (unless a lead independent director has been appointed) and facilitates communication between our independent directors and management. However, the Board reserves the right to combine the positions of the Chief Executive Officer and Chairperson, should it determine that such a change is appropriate for our Company in the future.

In the event that our Board's Chairperson is not an independent director in accordance with NYSE listing standards and our Guidelines, the independent directors shall appoint from among themselves a lead independent director. If appointed, such lead independent director shall preside at executive sessions. Our current Chairperson is an independent director and we have no lead independent director at this time.

Director Refreshment

Our Guidelines require that once any Board member reaches the age of 72, the Nominating, Corporate Governance and Sustainability Committee must annually consider the member's continuation on the Board, and recommend to the Board whether, in light of all the circumstances, the Board should request that such member continue to serve on, or retire from, the Board. As of the date of the 2025 Annual Meeting, none of the director nominees will have reached the age of 72.

Director Attendance

During 2024, our Board held 5 meetings. In 2024, all the directors attended 75% or more of the total meetings of the Board and of the committees on which they serve that were held during the period that the director served on the Board. Our Board strongly encourages all of our directors to attend our Annual Meeting, and in 2024, all of our then serving directors attended the Annual Meeting.

Proxy Statement

Board's Role in Risk Oversight

Board of Directors

The Board believes that strong and effective internal controls and risk management processes are essential elements in achieving long-term stockholder value. The Board, directly and through its committees, is responsible for overseeing material risks potentially affecting the Company, while management is responsible for implementing processes and controls to mitigate the effects of identified risks on the Company and managing day-to-day risks. Management also provides the Board with regular reports regarding oversight of financial and systemic risks within the Company.

The risk oversight by each of the Board committees is detailed below. Each committee reports to the Board of Directors quarterly regarding the committee's risk management considerations and actions.

Audit Committee	Nominating, Corporate Governance and Sustainability Committee	Compensation Committee	Finance Committee
• Reviews audit and financial controls • Investigates any matters pertaining to the integrity of management, including conflicts of interest, compliance with our financial controls, and adherence to Company policies • Regularly meets with our General Counsel and members of management to discuss and assess potential enterprise risks, including potential cybersecurity risks and risk management related to information privacy • Regularly meets with our external auditors to discuss and assess potential risks • Reviews our risk management practices and risk-related policies (including the Codes) • Evaluates potential related person transactions	• Reviews our Governance Guidelines and Code of Business Conduct and Ethics and recommends revisions as necessary • Evaluates director independence, board structure and committee membership • Oversees annual evaluation of the Board, Committees, Chairperson of the Board and CEO • Reviews the Corporate Responsibility Report and recommends revisions as appropriate • Oversees Board succession and professional development • Reviews risk oversight and management in assisting the Board in overseeing governance matters • Oversees the implementation of ESG practices	• Monitors our executive compensation packages and our incentive compensation plans, which seek to encourage appropriate, and not excessive, risk-taking by our executives and other employees • Annually reviews and approves corporate goals and objectives relevant to CEO compensation and evaluates the CEO's performance in light of those goals and objectives	• Assists the Board in its oversight of the Company's capital structure, financing, investment and other financial matters of importance to the Company • Evaluates operational objectives and priorities for the deployment of capital to advance the corporate strategy

Committees of the Board

The Board has four standing committees: (1) the Nominating, Corporate Governance and Sustainability Committee, (2) the Compensation Committee, (3) the Audit Committee and (4) the Finance Committee. Each committee maintains a charter, which can be accessed electronically from the Governance/Governance Documents page of the Investor Relations section of our website at ir.onewabash.com or by writing to us at Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905.

The following table indicates each standing committee or committees on which our directors served as of December 31, 2024:

NAME	NOMINATING, CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE	COMPENSATION COMMITTEE	AUDIT COMMITTEE	FINANCE COMMITTEE
Therese M. Bassett	Member		Member	Member
John G. Boss		Chair		Member
Trent J. Broberg	Member			Member
Larry J. Magee	Member	Member		
Ann D. Murtlow	Chair	Member		
Sudhanshu Priyadarshi		Member	Member	
Scott K. Sorensen		Member	Chair	
Stuart A. Taylor II			Member	Chair
Brent L. Yeagy				Member

Nominating, Corporate Governance and Sustainability Committee

The Nominating, Corporate Governance and Sustainability Committee met 5 times during 2024. The Nominating, Corporate Governance and Sustainability Committee's responsibilities include:

- Assisting the Board by leading board member recruitment efforts, including identifying individuals or reviewing stockholder-nominated individuals qualified to become directors, recommending to the Board the director nominees for the next annual meeting of stockholders, and performing initial interviews of potential board member candidates;

- Developing and recommending to the Board a set of corporate governance principles applicable to the Company;

- Leading the Board in its annual review of the Board's performance;

- Recommending to the Board director nominees for each Board committee;

- Assisting the Board in oversight of governance matters, reviewing and assessing the effectiveness of Wabash's environmental, social and governance ("ESG") polices, goals and programs;

- Overseeing implementation of ESG practices;

- Regularly reviewing and providing updates to the Board regarding ESG compliance developments; and

- Overseeing and advising the Board on ESG-related engagement efforts with key stakeholders.

As part of the Nominating, Corporate Governance and Sustainability Committee's annual review of the Board's performance, and its process for recommending director nominees for the next annual meeting of stockholders (which is described in more detail below under "Nomination of Director Candidates,") it regularly considers each member's attendance and overall contributions to the Board, the diversity of the Board's composition (including diversity of expertise, geography, age, gender, race, and ethnicity), and the willingness of a member to represent and serve the long-term interests of our stockholders.

Compensation Committee

The Compensation Committee met 6 times during 2024. The Compensation Committee's responsibilities include:

- Considering, recommending, and approving our incentive compensation plans and our equity-based plans for our executive officers;

- Annually reviewing and recommending to the Board the forms and amounts of director compensation; and

- Annually reviewing and approving the corporate goals and objectives relevant to the CEO's and other executive officers' compensation, evaluating their performance in light of those goals and objectives, and setting compensation levels based on the evaluations.

The Compensation Committee annually assesses the desirability of proposing and making recommendations to the Board with respect to any new incentive-compensation plans and equity-based plans and any increase in shares reserved for issuance under existing equity plans. The Compensation Committee engages an independent compensation consultant to provide competitive market assessments regarding executive officer compensation and non-employee director compensation, which are used by the Compensation Committee to determine appropriate executive officer and director compensation levels that are in line with the Company's compensation plans, philosophies and goals. The Committee retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation advisor in 2023 after completing a request for proposal process and continued to engage FW Cook during 2024.

The Compensation Committee evaluates performance with respect to corporate goals and objectives, relative stockholder return and other factors. Additional information regarding the Compensation Committee's process for determining executive officer compensation can be found below in the Compensation Discussion and Analysis section of this Proxy Statement under the heading "Compensation Methodology and Process."

Audit Committee

The Board has established a separately designated standing Audit Committee in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee met 14 times during 2024. In addition to the Board's determination that each member of the Audit Committee is "independent" within the meaning of the rules of the NYSE, the Board also determined that Messrs. Priyadarshi, Sorensen and Taylor are "audit committee financial experts" as defined by the rules of the SEC, and that they have accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

The Audit Committee's responsibilities include:

- Reviewing the independence of the independent auditors and making decisions regarding engaging and discharging independent auditors;

- Reviewing with the independent auditors the plans and results of auditing engagements;

- Reviewing and approving non-audit services provided by our independent auditors and the range of audit and non-audit fees;

- Reviewing the scope and results of our internal audit procedures and the adequacy of the system of internal controls;

- Overseeing special investigations, if any;

- Reviewing our financial statements and reports filed with the SEC;

- Overseeing our efforts to ensure that our business and operations are conducted in compliance with legal and regulatory standards applicable to us, as well as ethical business practices;

- Overseeing the Company's internal reporting system regarding compliance with federal, state and local laws;

- Establishing and implementing procedures for confidential communications for "whistleblowers" and others who have concerns with our accounting, internal accounting controls and audit matters; and

- Reviewing our significant accounting policies.

Cybersecurity is a critical part of risk management for the Company. The Audit Committee appreciates the rapidly evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the Company. Wabash implements protections and controls against cybersecurity threats, including threats of compromised credentials, phishing, exploitation of vulnerabilities and Botnet attacks. The Audit Committee also surveys data and factors that impact costs and incident response efforts. Through methods like artificial intelligence platforms with an array of technologies, an incident response team, extensive encryption, ongoing employee training and tests of the incident response plans, Wabash has established a strong foundation in cybersecurity efforts and will continue to evolve with additional technology-forward initiatives.

Finance Committee

The Finance Committee met 4 times during 2024. The Finance Committee's primary purpose is to assist the Board in its oversight of the Company's capital structure, financing, investment and other financial matters of importance to the Company.

The Finance Committee's responsibilities include evaluating and making recommendations to the Board with respect to:

- Strategic transactions, including mergers, acquisitions, and divestitures, as well as joint ventures and other equity investments;

- The Company's capital structure, including potential issuances of debt and equity securities, credit agreements and material changes thereto, capital investment policy, leverage and liquidity levels, share repurchases, stock splits, and dividends;

- Cash generation capability and cash forecasts;

- The Company's operational objectives and priorities for the deployment of capital to advance the corporate strategy;

- The parameters of, and assumptions underlying, the Company's annual operating plan, capital plan and long-term financial plan; and

- The Company's performance with respect to strategies, investments, and initiatives versus original projections.

Proxy Statement

Prohibition Against Insider Trading

We have adopted and maintain an insider trading policy, called the Wabash National Corporation Securities Trading Policy, governing the purchase, sale and other dispositions of Company securities by the Company and our directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards of the New York Stock Exchange. The Wabash National Corporation Securities Trading Policy prohibits our employees, including our NEOs, and directors from trading in our securities at times when they have material, non-public information about our Company's affairs.

Related Persons Transactions Policy

Our Board has adopted a written Related Persons Transactions Policy that sets forth our policy and procedures for review, approval and monitoring of transactions between the Company and "related persons." Related persons include directors, nominees for director, executive officers, stockholders owning 5% or greater of our outstanding stock, and any immediate family members of the aforementioned. The Related Persons Transactions Policy is administered by a committee designated by the Board, which is currently the Audit Committee.

Pursuant to the policy, transactions involving amounts exceeding $120,000, in which a related person has a direct or indirect material interest, must be approved, rejected or referred to the Board by the Audit Committee. The policy provides that as a general rule all related person transactions should be on terms reasonably comparable to those that could be obtained by the Company in arm's length dealings with an unrelated third party. However, the policy takes into account that in certain cases it may be impractical or unnecessary to make such a comparison. In such cases, the transaction may be approved in accordance with the provisions of the Delaware General Corporation Law. When evaluating potential related person transactions, the Audit Committee considers all reasonably available facts and circumstances and approves only the related person transactions determined in good faith to be in compliance with, or not inconsistent with, our Code of Business Conduct and Ethics, and the best interests of our stockholders.

The Related Persons Transaction Policy provides that management, or the affected director or officer will bring any potentially relevant transaction to the attention of the Audit Committee. Additionally, each year, our directors and executive officers complete questionnaires designed to elicit information about potential related person transactions, and the directors and officers must promptly advise the Corporate Secretary if there are any changes to the information previously provided. If a director is involved in the transaction, he or she will be recused from all discussions and decisions with regard to the transaction, to the extent practicable. The transaction must be approved in advance. All related person transactions will be disclosed to the full Board and will be included in the Company's proxy statement and other appropriate filings as required by the rules and regulations of the SEC and the NYSE. During 2024, there were no required disclosures arising from such relationships.

Nomination of Director Candidates

Qualifications of Director Candidates

To be considered by the Nominating, Corporate Governance and Sustainability Committee, a director nominee must meet the following minimum criteria:

- Has the highest personal and professional integrity;
- Has a record of exceptional ability and judgment;
- Possesses expertise, skills, experience and knowledge useful to our oversight;

- Is able and willing to devote the required amount of time to our affairs, including attendance at Board and committee meetings; and

- Has the interest, capacity and willingness, in conjunction with the other members of the Board, to serve the long-term interests of the Company and its stockholders.

In reviewing these and other relevant criteria, the Board may consider the diversity of director candidates, including diversity of expertise, geography, gender, race, and ethnicity. We seek independent directors from a range of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions. Our goal is that the combined characteristics, professional skills and knowledge of individual director candidates results in a Board that is effective, collegial, and responsive to the needs of the Company and its stockholders. In 2023, the Board updated our Guidelines to reflect the practice of the Nominating, Corporate Governance and Sustainability Committee to recommend new board members identified from a diverse slate of potential candidates.

Proxy Statement

Director Nomination Process

The Nominating, Corporate Governance and Sustainability Committee recommends to the Board nominees that best suit the Board's needs at the time of the nomination. Nominees are selected by the committee with the assistance of, if desired by the committee, a retained search firm, after reviewing the candidates' credentials, clearing potential conflicts, performing reference checks, and conducting interviews with the candidates to determine if they meet the qualifications described above.

The Nominating, Corporate Governance and Sustainability Committee will consider stockholder recommendations for director nominees sent to the Nominating, Corporate Governance and Sustainability Committee, Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905. Stockholder recommendations for director nominees should include:

- The name and address of the stockholder recommending the person to be nominated;

- A representation that the stockholder is a holder of record of our stock, including the number of shares held and the period of holding;

- A description of all arrangements or understandings between the stockholder and the recommended nominee;

- Such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Exchange Act;

- The consent of the recommended nominee to serve as a director if so elected; and

- All other required information set forth in our Bylaws.

Stockholders' nominees that comply with the procedures for submitting a stockholder nomination will receive the same consideration as other candidates identified by or to the Nominating, Corporate Governance and Sustainability Committee. The procedures for submitting a stockholder nomination are set forth below under the heading "General Information – Stockholder Proposals and Nominations." Upon receipt by the Corporate Secretary of a stockholder notice of a director nomination, the Corporate Secretary will notify the stockholder that the notice has been received and will be presented to the Nominating, Corporate Governance and Sustainability Committee for review.

Director Compensation

The Compensation Committee makes recommendations to the full Board regarding non-employee director compensation. FW Cook reviewed our director compensation with the Compensation Committee at the beginning of 2024. As a result of such review, at the February 2024 Board meeting and based upon the recommendation of our Compensation Committee, the Board approved an increase of $10,000 to the equity portion of the annual Board retainer and a $10,000 increase in the retainer for the Chairperson of the Board, resulting in the following annual retainers for 2024:

2024 ANNUAL RETAINERS [1]	AMOUNT
Board	$220,000 [2]
Member:	
Audit Committee	$ 10,000
Compensation Committee	$ 8,000
Nominating, Corporate Governance and Sustainability Committee	$ 8,000
Finance Committee	$ 8,000
Chairperson of the Board	$100,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Nominating, Corporate Governance and Sustainability Committee Chair	$ 15,000
Finance Committee Chair	$ 15,000

(1) All annual cash retainers are paid in quarterly installments. Annual grants of restricted stock units, referenced in footnote 2 below, are granted as a single award following the election of directors at the annual meeting.

(2) Consists of an $80,000 cash retainer and an award of restricted stock units of Company stock having an aggregate market value at the time of grant of $140,000. Restricted stock units vest in full on the first anniversary of the grant date.

The following table summarizes the compensation paid to our directors during 2024, other than Mr. Yeagy, whose compensation is discussed below under Executive Compensation.

Director Compensation for the Year Ended December 31, 2024

NAME	(1) FEES EARNED OR PAID IN CASH ($)	(2) STOCK AWARDS ($)	(3) ALL OTHER COMPENSATION ($)	TOTAL ($)
Larry J. Magee	$196,000	$140,015	$7,840	$343,855
Therese M. Bassett	$106,000	$140,015	$ —	$246,015
John G. Boss	$103,000	$140,015	$ —	$243,015
Trent J. Broberg	$ 96,000	$140,015	$ —	$236,015
Ann D. Murtlow	$103,000	$140,015	$ —	$243,015
Sudhanshu Priyadarshi	$ 98,000	$140,015	$3,920	$241,935
Scott K. Sorensen	$108,000	$140,015	$4,320	$252,335
Stuart A. Taylor II	$105,000	$140,015	$ —	$245,015

(1) Consists of cash fees earned in 2024 for annual retainers. This column includes any amounts a director elects to defer pursuant to the Non-Qualified Deferred Compensation Plan. The terms of this plan are discussed below.

(2) For each director, consists of a grant of 6,307 restricted stock units on May 22, 2024, which vest on May 22, 2025. As of December 31, 2024, each non-employee director held 6,307 unvested restricted stock units.

(3) Consists of the Company's match pursuant to our Non-Qualified Deferred Compensation Plan. The Company fully matches the first 3%, and 50% of the next 2%, of earnings deferred by a participant under the Non-Qualified Deferred Compensation Plan.

FW Cook again reviewed our director compensation with the Compensation Committee at the beginning of 2025. Following such review, at the February 2025 Board meeting and based upon the recommendation of our Compensation Committee, the Board approved an increase of $10,000 to the equity portion of the annual Board retainer, resulting in the following annual retainers for 2025:

2025 ANNUAL RETAINERS [1]	AMOUNT
Board	$230,000 [2]
Member:	
Audit Committee	$ 10,000
Compensation Committee	$ 8,000
Nominating, Corporate Governance and Sustainability Committee	$ 8,000
Finance Committee	$ 8,000
Chairperson of the Board	$100,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Nominating, Corporate Governance and Sustainability Committee Chair	$ 15,000
Finance Committee Chair	$ 15,000

(1) All annual cash retainers are paid in quarterly installments. Annual grants of restricted stock units, referenced in footnote 2 below, are granted as a single award following the election of directors at the annual meeting.

(2) Consists of an $80,000 cash retainer and an award of restricted stock units of Company stock having an aggregate market value at the time of grant of $150,000. Restricted stock units vest in full on the first anniversary of the grant date.

Non-employee Director Stock Ownership Guidelines

The Board believes that it is important for each director to have a financial stake in the Company because it aligns the director's interests with those of the Company's stockholders. To meet this objective, the Board has established stock ownership guidelines, which require each non-employee director to hold 50% of all Company shares received from annual retainers (the "Director Holding Requirement") until the non-employee director achieves a target ownership level equal to five (5) times the cash portion of the non-employee director's Annual Board Retainer (provided, however, that the Director Holding Requirement shall never prohibit a director from withholding, selling, or tendering enough shares from an equity award to satisfy all applicable withholding taxes on such award). Once a non-employee director has achieved his/her stated target ownership level, s/he is no longer required to adhere to the Director Holding Requirement, unless and until his/her ownership level falls below the target.

For purposes of calculating target ownership levels, the following types of Company shares are counted: stock owned by the non-employee director and vested and unvested restricted stock and restricted stock units, including those deferred under the non-qualified deferred compensation plan.

Non-employee directors are required to comply with the Director Holding Requirement immediately upon their appointment as a director and are required to meet their target ownership level within five years of becoming a director. As of December 31, 2024, all non-employee directors had either met their target ownership level or had more time to do so, and all directors who had not yet met their target ownership level were in compliance with the Director Holding Requirement.

Non-Qualified Deferred Compensation Plan

Directors may defer their cash retainer and their restricted stock unit awards under the Company's non-qualified deferred compensation plan. The Company matches dollar-for-dollar the first 3% of cash retainers that a director defers into the plan and one-half of the next 2% the director contributes to the plan. The Company does not make matching contributions with respect to any deferred restricted stock unit awards. Deferrals of cash retainers may be invested into one or more investment funds available under the plan from time to time, and directors can elect to have the funds paid out in a lump sum or up to 10 annual installments following termination from the Board, as well as limited in-service distributions. Deferrals of restricted stock units are deemed invested in shares of the Company's common stock and are paid out in shares at the time the director terminates from the Board. The deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

Other

The Company reimburses all directors for travel and other reasonable, necessary business expenses incurred in the performance of their services for the Company and extends coverage to them under the Company's travel accident and directors' and officers' liability insurance policies. In addition, the Company allocates to each director an allowance of $20,000 (every two years) to reimburse costs associated with attending continuing education courses related to Board of Directors service.

Proxy Statement

Compensation Discussion and Analysis

Compensation Highlights

Our compensation program is designed to motivate our executives and other salaried employees to execute our business strategies and strive for higher Company performance, while maintaining our core values, as described in our Proxy Statement Summary. Although Wabash's compensation program applies to most salaried employees, the following compensation discussion and analysis ("CD&A") focuses on our compensation program and policies' applicability to our Named Executive Officers, whom we refer to as NEOs. Our NEOs for 2024 are as follows:

Brent L. Yeagy
President, Chief Executive Officer, Director

Patrick J. Keslin
Senior Vice President, Chief Financial Officer [1]

Michael N. Pettit
Senior Vice President, Chief Growth Officer [2]

Kevin J. Page
Senior Vice President, Chief Commercial Officer [3]

M. Kristin Glazner
Senior Vice President, Chief Administrative Officer, Corporate Secretary

Dustin T. Smith
Former Senior Vice President, Chief Operating Officer [4]

[1]   Mr. Keslin was appointed to Senior Vice President, Chief Financial Officer effective September 1, 2024, prior to which he served as the Vice President, Finance.

[2]   Prior to September 1, 2024, Mr. Pettit's title was Senior Vice President, Chief Financial Officer.

[3]   As previously disclosed, Mr. Page will retire from Wabash effective June 1, 2025.

[4]   Mr. Smith's employment terminated effective December 1, 2024.

Compensation Best Practices

Highlighted below are certain executive compensation governance practices (that we employ and avoid) that support the needs of our business, drive performance and align with our stockholders' long-term interests. These practices include:

PRACTICES WE EMPLOY	PRACTICES WE AVOID
✔ Pay for Performance	✘ Pledging, Hedging, and Short Sales of Our Stock
✔ Market Competitive Executive Severance/Change in Control Policy	✘ Repricing Underwater Stock Options or Stock Appreciation Rights Without Stockholder Approval
✔ Annual Review of our Peer Group	✘ Employment Contracts
✔ Engage Independent Compensation Consulting Firm	✘ Executive Pension Plans
✔ Annual NEO Performance and Pay Review	✘ Substantial Perquisites
✔ Rigorous Stock Ownership Requirements for Executives and Non-Employee Directors	✘ Having Non-Independent Directors on the Compensation Committee
✔ Incentive Compensation Designed to Discourage Excessive Risk-Taking	✘ Single Trigger Change in Control Benefits
✔ Compensation Recovery Policy	

Summary of Compensation Elements

Each component of Wabash's compensation program is summarized in the table below. A more detailed discussion of each element can be found below under the heading "Compensation Program Elements."

COMPONENT	DESCRIPTION	WHERE REPORTED IN THE EXECUTIVE COMPENSATION TABLES
Base Salary	• Fixed cash compensation. • Takes into consideration executive's level of responsibility, experience, knowledge and performance, internal equity considerations, and a competitive market assessment.	• *Summary Compensation Table – "Salary" column*
Short-Term Incentive Award	• Variable short-term incentive paid in cash based on annual performance against Company-wide financial goals. • Purpose is to promote the achievement of short-term financial goals aligned with fiscal year operational objectives and stockholder interests.	• *Summary Compensation Table – "Non-Equity Incentive Plan Compensation" column* • *Grants of Plan-Based Awards Table –"Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column*
Long-Term Incentive Award	• Variable compensation delivered through a combination of Performance Stock Units and Restricted Stock Units. • Objectives are to create alignment with stockholder interests and promote achievement of longer-term financial and strategic objectives, reward executives for long-term growth and performance of the Company and encourage executive retention.	• *Summary Compensation Table – "Stock Awards" column* • *Grants of Plan-Based Awards Table –"Estimated Possible Payouts Under Equity Incentive Plan Awards" column* • *Outstanding Equity Awards at Fiscal Year-End Table* • *Option Exercises and Stock Vested Table*
Perquisites	• We provide limited perquisites to help us remain competitive with the market.	• *Summary Compensation Table – "All Other Compensation" column*
Retirement and Deferred Compensation Benefits	• The NEOs participate in our 401(k) plan, which includes a Company match, on the same terms as all other salaried employees. • A select group of employees, including the NEOs, can elect to defer their base salary and/or their annual cash bonus under our non-qualified deferred compensation plan. We partially match employee contributions when the performance of the Company allows.	• *Summary Compensation Table – "All Other Compensation" column* • *Non-Qualified Deferred Compensation Table*
Potential Payments Upon Change in Control and Certain Terminations of Employment	• Encourages executives to operate in the best interests of stockholders both before and after a Change in Control event. • Provides market competitive benefits in the event of certain terminations of employment.	• *Potential Payments on Termination or Change in Control Payment and Benefits Estimate Table*

Our 2024 Say-on-Pay Vote

The Compensation Committee carefully considered the results of the Company's "Say-on-Pay Vote" taken by stockholders at its 2024 Annual Meeting, and the Committee plans to continue to carefully consider the results of this vote each year. At the 2024 Annual Meeting, over 98% of the stockholder votes cast on the proposal were cast in favor of the resolution stating that the stockholders "approve the compensation of Wabash's executive officers." The Compensation Committee believes that the level of support indicated by this vote reflects favorably on the Company's executive compensation program, which emphasizes "pay for performance," even in the highly cyclical industry in which Wabash operates.

Proxy Statement

Compensation Objectives and Philosophy

The primary objectives and philosophy of our compensation programs are to (i) drive executive behaviors that maximize long-term stockholder value creation, (ii) attract and retain talented executive officers with the skills necessary to successfully manage and grow our business, and (iii) align the interests of our executive officers with those of our stockholders by rewarding them for strong Company performance. In support of these objectives, we:

- **Target NEO total compensation package competitive with peers** – We regularly compare our NEOs' total compensation levels, as well as the elements of our NEO pay, with companies of a similar industry, size and complexity;

- **Deliver a meaningful proportion of NEO compensation in share-based incentives** – In 2024, approximately 64% of Mr. Yeagy's total direct compensation (i.e., base salary, target short-term incentive and target long-term incentive), and on average approximately 51% of the other NEOs' total direct compensation, was targeted to be delivered in the form of restricted stock units and performance stock units, with a goal of driving sustainable stockholder value and strengthening alignment between NEO and stockholder interests;

- **Encourage NEOs to be long-term stockholders** – In addition to delivering a significant portion of each of our NEO's compensation in share-based compensation, we also require that each of our NEOs hold shares of our stock equal to a multiple of his or her base salary; and

- **Weight a significant portion of NEO compensation toward variable and performance-based pay elements** – In 2024, approximately 83% of Mr. Yeagy's total direct compensation, and on average approximately 73% of the other NEOs' total direct compensation, was targeted to be delivered in variable short-term (annual) or long-term incentive compensation.



Compensation Methodology and Process

The Compensation Committee, consisting of only independent members of the Board, is responsible for considering, recommending, and approving our incentive compensation plans and our equity-based plans for our executive officers. In connection with that work, the Compensation Committee annually reviews and approves the corporate goals and objectives relevant to the CEO's and other executive officers' compensation, evaluating their performance in light of those goals and objectives, and setting compensation levels based on the evaluations. In addition, the Compensation Committee annually reviews and recommends to the Board the forms and amounts of director compensation.

To assist it in setting executive compensation for 2024, the Compensation Committee engaged FW Cook, an independent compensation consultant, to help ensure that our compensation packages remain competitive with the market. Additional details about FW Cook's role is discussed below under the heading "The Role of the Independent Compensation Consultant." In addition to reviewing the market data provided by FW Cook, the Compensation Committee also considered the following factors when making compensation decisions for each of our NEOs in 2024:

- The CEO's evaluation of each of the other NEOs' performance, as well as his recommendations for changes to the NEOs' base salaries (if any) and annual and long-term incentive plan target award levels. Note that the Compensation Committee has the discretion to accept, reject or modify any of the CEO's recommendations, and the NEOs are not present during these discussions;

- Our Directors' annual evaluation of the CEO's performance, as obtained by the Nominating, Corporate Governance and Sustainability Committee, and delivered by the Compensation Committee;

- The executive's level of responsibility, experience, knowledge and performance during the prior year;

- Internal pay equity;

- The expected cost of the incentive plans to the Company and the present and future availability of shares under our equity plans; and

- The results of our annual non-binding "say-on-pay" proposal, as discussed above under the heading "Our 2024 Say-On-Pay Vote."

The Role of Independent Compensation Consultant

Our Compensation Committee retains an independent compensation advisor to provide compensation market data and generally review and advise the Compensation Committee regarding our compensation programs, policies and disclosures. The Compensation Committee engaged FW Cook as its independent compensation consultant beginning in August 2023 and continued to retain FW Cook during 2024.

FW Cook's engagement during 2024 encompassed advisory services such as annual review of executive compensation philosophy, a competitive assessment of executive compensation levels and "pay-for-performance" linkage, executive cash and equity incentive program design, competitive assessment of non-employee director compensation, analyses of compensation peer groups, and other ad hoc support. FW Cook has not and does not provide any other services to Wabash. The Compensation Committee evaluated FW Cook as a compensation consultant, taking into consideration all relevant factors required under NYSE listing standards, and determined, based on its analysis in light of all relevant factors, that the work of FW Cook has not created any conflicts of interest, and that FW Cook is independent pursuant to the independence standards set forth in the NYSE listing standards promulgated pursuant to Section 10C of the Exchange Act.

Peer Group Analysis and Market Compensation Data

As referenced above, the independent compensation consultant provides the Compensation Committee with market compensation data to help the Compensation Committee assess the competitiveness of total compensation for each NEO on an annual basis. However, the Committee does not use this data to specifically target a certain percentage or level of compensation for the NEOs compared to our peer groups. Rather, the Committee considers competitive peer group data as one significant factor in setting pay levels.

FW Cook provided the Compensation Committee with market data for purposes of setting 2024 compensation from the following three sources: (i) published proxies of companies specifically selected as proxy peer companies (the "Proxy Peer Group"), (ii) the proprietary Equilar database; and (iii) the FW Cook Executive Compensation Survey. In setting 2024 compensation, the Committee utilized data from the Proxy Peer Group as the primary data source to assess the competitive positioning for all NEO's target compensation. Data from the Equilar database and FW Cook's Executive Compensation Survey were considered secondary data sources.

With respect to the Equilar database, we pull data for all companies that are in machinery and auto components industries with revenues equal to 1/3-3x that of our Company.

For purposes of setting executive compensation levels for 2024, FW Cook relied on the same peer group we used for setting compensation in 2023, which included the following companies that were selected for being in a similar industry and having similar revenue and market capitalization as Wabash.

2023 PROXY PEER GROUP

A.O. Smith Corporation	EnPro Industries, Inc.	Meritor, Inc.
Allison Transmission Holdings, Inc.	Federal Signal Corporation	Modine Manufacturing Company
Barnes Group	Greenbrier Companies, Inc.	Nordson Corp.
Chart Industries, Inc.	Harsco Corporation	The Shyft Group, Inc.
Commercial Vehicle Group, Inc.	IDEX Corporation	Titan International, Inc.
Cooper-Standard Holdings Inc.	ITT, Inc.	Trinity Industries, Inc.
Donaldson Company, Inc.	LCI Industries	Woodward, Inc.

Later in 2024, the Compensation Committee did a fulsome review of the companies included in the 2023 Proxy Peer Group with the help of FW Cook, which included the following steps:

- Considering a range of publicly traded manufacturing and transportation companies, as our current NEOs could serve as a pool of talent for these types of companies;

- Filtering these companies by their similarity to Wabash in size and complexity;

- Applying other qualitative criteria including adjacency to the trucking industry, lines of operation, among other additional criteria; and

- Considering any companies from the 2023 Proxy Peer Group or other compensation peer groups that include Wabash as a constituent.

In August 2024, we selected the following 2024 Proxy Peer Group, which consists of 11 companies from the 2023 Proxy Peer Group and 10 new companies based on the above criteria:

2024 PROXY PEER GROUP (APPROVED AUGUST 2024)

A.O. Smith Corporation	Federal Signal Corporation	Patrick Industries
Astec Industries	Greenbrier Companies, Inc.	REV Group
Chart Industries, Inc.	Holley Inc.	Saia, Inc.
Commercial Vehicle Group, Inc.	ITT Inc.	Schneider National
Cooper-Standard Holdings Inc.	LCI Industries Inc	The Shyft Group, Inc.
Crane Company	Miller Industries	Trinity Industries, Inc.
Dorman Products	Modine Manufacturing Co.	Winnebago Industries

Compensation Program Elements

The following information describes, in detail, each element of our executive compensation program for 2024, including a discussion of performance metrics and compensation levels. It is intended that this information be read in conjunction with the information provided in the tables that follow this CD&A.

Base Salary

Base salaries are intended to provide a stable source of compensation for each of our NEOs. In determining salary levels for each of our NEOs, the Committee takes into consideration a competitive market assessment provided to it by FW Cook, the NEO's individual performance, level of responsibility, experience and knowledge, as well as each NEO's current salary as compared to the other NEOs and officers of the Company. The following table shows each NEO's 2024 base salary and the changes that the Committee made to Mr. Yeagy, Mr. Pettit, Mr. Smith, Mr. Page, and Ms. Glazner's base salaries compared to their base salaries in effect at the end of 2023. These increases were effective as of March 3, 2024 in recognition of the NEO's performance during the preceding year and to better align the NEO's base salary with the competitive market data.

NAME	2024 ANNUAL BASE SALARY	% INCREASE FROM 2023
Mr. Yeagy	$1,100,000	4.8%
Mr. Keslin	$450,000	(1)
Mr. Pettit	$555,000	2.8%
Mr. Smith	$555,000	5.7%
Mr. Page	$510,000	3.0%
Ms. Glazner	$510,000	7.4%

(1)   Mr. Keslin was promoted to CFO on September 1, 2024. Prior to his promotion, his base salary was set in accordance with Company policies for non-executive compensation. Specifically, his base salary was increased in connection with the Company's annual merit cycle on March 3, 2024, from $263,750 to $274,300. At the time of his promotion to CFO, his base salary was increased to $450,000, which is reflective of his increased responsibilities resulting from this promotion, internal pay equity considerations, and based on competitive market data for CFO compensation.

Management Incentive Plan

Our short-term incentive plan, which we call our Management Incentive Plan, or MIP, is designed to reward participants (which include each of the NEOs as well as other key executives and employees) with a cash bonus for meeting or exceeding threshold financial and other performance goals during a calendar year. At the beginning of each year, we establish a target MIP rate for each participant, which is equal to the percentage of the participant's base salary that he or she will receive as a cash bonus if the MIP goals are achieved at target. However, the actual bonus received may be higher or lower, depending on our financial performance against pre-established

performance metrics, which are described in more detail below. We also have the ability, in our discretion, to decrease (or completely eliminate) a participant's MIP bonus if he or she fails to meet his or her personal performance criteria reviewed during the Company's employee performance review process.

MIP Target Rates

After review and consideration of peer group data and discussion with FW Cook, the Committee approved target MIP rates for each of our NEOs, expressed as a percentage of base salary. The 2024 target MIP rates for each NEO were as follows:

	2024 TARGET MIP RATE
Mr. Yeagy	115%
Mr. Keslin	80%
Mr. Pettit	80%
Mr. Page	80%
Ms. Glazner	80%
Mr. Smith	80%

For 2024, we increased Mr. Yeagy's target MIP rate from 110% to 115% and Mr. Pettit's, Mr. Smith's, and Ms. Glazner's from 75% to 80%, in each case, to more closely align NEOs' MIP opportunity with competitive market practice. When Mr. Keslin was promoted to Chief Financial Officer, we increased his MIP target to 80% effective September 1, 2024 to recognize his increased responsibilities and to pay him more consistently with the other NEOs and competitive market data.

Performance Metrics and Results for the 2024 MIP

Payouts under our 2024 MIP were based 60% on annual Operating Income, 20% on average monthly Net Working Capital as a Percentage of Sales ("NWC") and 20% on parts and service revenue ("P&S Revenue"). The Committee chose to continue to use Operating Income because it believes it is an important indicator of profitability, future growth and stock performance. The Committee chose to continue to use NWC because operational efficiency and cash flow drives NWC performance, making NWC well suited as an annual performance metric since those are items that management can impact over a shorter time-horizon. The Committee chose to add the P&S Revenue metric because we believe growth in this segment is vital to our future profitability and success.

For purposes of the MIP, we define Operating Income, NWC, and P&S Revenue as follows:

- Operating Income means income from operations during 2024 as reported in our financial statements.

- NWC as a Percentage of Sales is calculated as a 13-point monthly average beginning with December 2023 and ending with December 2024, and equals the quotient of (a) total accounts receivable plus inventory minus accounts payable minus customer deposits, divided by (b) net sales, as reported in our financial statements.

- P&S Revenue means our Parts & Services segment sales during 2024, as reported in our financial statements.

Pursuant to the terms of the 2024 MIP, the levels of achievement of Operating Income, NWC, and P&S Revenue are determined after adjusting results to exclude any cumulative effects of the following items, which are generally outside of management's control or are atypical and outside the Compensation Committee's purview when establishing the performance goals: changes in GAAP during the year; the transaction costs (including legal, due diligence and investment banking expenses) of any merger, acquisition or divestiture consummated during the performance period that has a total purchase or sale price of more than $30 million; any asset write-down or goodwill impairment expense during the performance period that exceeds $3 million; and the effects of items that are either of an unusual nature or infrequently occurring, as described in Financial Accounting Standards Board

Accounting Standards Update No. 2015-01. In addition, the 2024 MIP provides that Operating Income should be adjusted to exclude the cumulative effect of changes in applicable tax laws resulting in a discrete item of tax expense or benefit to the Company during the year and expenses associated with judgments or the settlement of any claims during the year that exceeded $3 million.

Under the MIP, Operating Income, NWC, and P&S Revenue may be achieved at a threshold, target or maximum level. The threshold, target and maximum goals were based on various outcomes considered by the Compensation Committee, with the target amounts reflecting the Company's operating budget approved by the Board.

Because annual targets for performance goals are set at levels based on our expected financial performance for the year, the Committee believes that paying at 200% of a performance metric's target for superior performance (set at 125% of the Operating Income target goal, 114% of the NWC target goal, and 110% of the P&S Revenue target goal, each set using the Board-approved operating budget) provides appropriate incentive to achieve outcomes clearly exceeding target expectations. However, by establishing a maximum performance goal and capping the potential payout at 200% for achievement of such performance, the Committee believes this reduces the risk that executives might be motivated to pursue excessively high short-term results to maximize short-term payouts, at the expense of the long-term performance of the Company. For 2024, the Committee established a "strike zone" for the Operating Income performance metric ($155 million to $171 million), which is a range of performance in which the target payout is uniformly earned.

The Committee further believes that threshold amounts, which are set at 75% of the Operating Income target goal, 86% of the NWC target goal, and 90% of the P&S Revenue target goal, each set using the Board-approved operating budget, represent sufficient performance to warrant incentive compensation, and that a potential payout equal to 35% of target is appropriate for such an achievement level. If the threshold level of performance for a particular goal is not achieved, the payout for that goal is zero. Actual MIP payouts are interpolated for performance between threshold and target or target and maximum.

The chart below details the goals necessary for the NEOs to achieve MIP payout in 2024:

	THRESHOLD (35%)	TARGET (100%)	MAXIMUM (200%)	ACTUAL	% ACHIEVED
Corporate Operating Income 60% of MIP Award	$116.3 million	$155-171 million	$213.8 million	Below Threshold	0%
Net Working Capital as a Percentage of Sales 20% of MIP Award	12% or more	10.5%	9.0% or less	Below Threshold	0%
Parts and Service Revenue 20% of MIP Award	$256.5 million[1]	$285 million	$313.5 million	Below Threshold	0%

(1) In addition, no amount could be earned with respect to the P&S Revenue goal if the P&S EBITDA Margin was less than 17%. For this purpose, P&S EBITDA Margin equals the quotient of (a) earnings before interest, taxes, depreciation, and amortization for the Parts & Services segment dividend by (b) P&S Revenue.

Because actual performance was below threshold for all metrics, no awards were paid under the MIP for 2024.

Long-Term Incentive Plan

Our Long-Term Incentive Plan, or LTI Plan, is designed to reward our executives, including the NEOs, for increasing stockholder value. It is also intended to be used as an attraction and retention tool in recruiting and promoting executive talent.

Consistent with past practice, the Compensation Committee made annual LTI grants to the NEOs in February 2024 after the release of 2023 year-end financial results in connection with a regularly scheduled meeting of the

Proxy Statement

Compensation Committee. For 2024, the Compensation Committee granted a mix of Performance Share Units ("PSUs") and Restricted Stock Units ("RSUs") to each of the NEOs. As in 2023, the Compensation Committee decided to split each NEO's target LTIP award value for 2024 equally between RSUs and PSUs. The allocation reflects the Company's continued focus on executive retention given the current labor market and the challenges of setting multiple-year financial performance goals due to ongoing economic uncertainties. The Committee believes this mix is also appropriate to emphasize its goals of encouraging stock ownership in Wabash, focusing NEOs on long-term growth in stockholder value and setting compensation that is reflective of market practice.

Determining LTI Award Values

In February 2024, the Compensation Committee established the target LTI grant value for each NEO, based on the following factors: level of responsibility, individual performance, peer group data, market dynamics, the number of shares available under the 2017 Omnibus Incentive Plan, and management retention. The LTI target grant value that the Compensation Committee established for each of the NEOs who was an executive officer in February 2024 was as follows:

	2024 LTI TARGET GRANT VALUE
Mr. Yeagy	$4,200,000
Mr. Pettit	$1,225,000
Mr. Page	$ 800,000
Ms. Glazner	$ 800,000
Mr. Smith	$1,225,000

To determine the total number of RSUs and PSUs to grant to each NEO, we divide the LTI Target Grant Value set forth above by the closing price of our Common Stock on the date of grant, and then we grant half that amount as RSUs and the other half as PSUs. Note that the amount reported in the "Stock Awards" column of the *Summary Compensation Table* reflects the grant date fair value of the RSUs and PSUs determined in accordance with FASB ASC Topic 718, which may be different that the target grant values reported above.

Mr. Keslin was not eligible to participate in the executive officer LTI program for 2024 since he was not an executive officer at the time awards were made. He did, however, receive a grant of RSUs in February 2024, which vests 1/3 per year contingent on his continued employment, under our non-executive equity compensation program. The value of this award was approximately $100,000.

Summary of Terms of PSUs and RSUs

The general terms for the PSUs and RSUs awarded to the NEOs in 2024 are listed below:

	PSUs	RSUs
Performance Metrics	• Relative Total Stockholder Return ("RTSR") • Return on Invested Capital ("ROIC")	None
Performance Period	• Three years (2024-2026)	None
Vesting Period	Earned awards, if any, vest in full on third anniversary of the grant date	Award vests 1/3 per year on the first three anniversaries of the grant date
Forfeiture/Settlement	Earned only upon achievement of at least threshold performance level, and paid out in Wabash Common Stock upon vesting	Forfeitable until vesting date, at which time they are settled in Wabash Common Stock

Starting in 2024, we updated the vesting of our RSUs to vest ratably in three annual installments to align with competitive market practice. RSUs granted in prior years were subject to cliff vesting on the third anniversary of the date of grant.

Performance Share Unit Performance Metrics

The Committee decided to use the same performance metrics and weighting for the 2024 PSUs as those used in the 2023 and 2022 PSUs, as summarized in the table below:

PSUS GRANTED IN 2021, 2022 AND 2023	
METRIC	**WEIGHTING**
Relative Total Stockholder Return ("RTSR")	75%
Return on Invested Capital ("ROIC")	25%

The Committee retained RTSR because, among other things, it emphasizes the Company's focus on long-term stockholder value creation and outperformance versus peers. ROIC was also retained to incentivize the achievement of above-market returns on our cost of capital and to balance the earnings measure in our MIP with a balance sheet measure.

RTSR and ROIC are each measured independently of the other in calculating whether LTI Plan participants will earn the PSUs attributable to such metric. However, if the price of our common stock increases by more than a multiple of four between the grant date of the award and the settlement date, then the total number of shares issued in settlement of the PSUs will be reduced by taking the number of shares that would otherwise be issued absent any limitation and multiplying it by a fraction, the numerator of which is four times the fair market value of a share on the date of grant of the PSUs, and the denominator of which is the fair market value of a share on the date immediately before settlement of the award.

Proxy Statement

Relative Total Stockholder Return

RTSR measures our total stockholder return against the total stockholder return of our peers. For the 2024 grants, RTSR will be measured relative to a group of similarly cyclical companies over a three-year period, as the Committee believes this is the fairest way to track and reward Company performance with regard to stockholder return in a highly-cyclical industry. RTSR performance will be measured in relation to the following "Cyclical Peer Group":

Blue Bird Corporation	LCI Industries	REV Group, Inc.
Commercial Vehicle Group	The Manitowoc Company, Inc.	The Shyft Group, Inc.
Douglas Dynamics, Inc.	Modine Manufacturing Co.	Terex Corporation
EnPro Industries, Inc.	Oshkosh Corp.	The Timken Co.
Federal Signal Corp.	PACCAR Inc.	Trinity Industries, Inc.
Flowserve Corporation	Patrick Industries, Inc.	Winnebago Industries, Inc.
The Greenbrier Companies, Inc.		

The Cyclical Peer Group companies were approved by the Committee following a review of FW Cook's analysis, which includes assessment of industry relevance, operational and financial similarity, historical stock price correlation and stock price volatility among these companies as compared to that of Wabash. In the event any Cyclical Peer Group company ceases to be an independent, publicly traded company, or enters into a definitive agreement to be acquired by a non-publicly traded company during the performance period, then such company will be removed from the Cyclical Peer Group. A Cyclical Peer Group company that files for bankruptcy at any time during the performance period will remain in the Cyclical Peer Group but and will be deemed to have a total stockholder return of -100%.

The Company must achieve an RTSR that puts it at the 25th percentile or above within the Cyclical Peer Group by the end of the three-year performance period for the NEOs to earn at least 50% of the PSUs tied to the RTSR metric. The chart below details the potential RTSR award rates for various percentile ranking. Performance that is between the performance levels set forth below will be interpolated.

Wabash Ranking Against Cyclical Peer Group	% of PSUs Earned
80th or Greater Percentile	200% (Maximum)
50th Percentile	100% (Target)
25th Percentile	50% (Threshold)

Return on Invested Capital

Return on Invested Capital for purposes of the 2024 PSUs will be measured as the three-year average of the trailing 36-month net operating profit after tax on December 31, 2026, divided by the average of month-end invested capital (excluding cash) for each month beginning December 31, 2022, and ending December 31, 2025, but adjusted to exclude the following items, which are generally outside of management's control or are atypical and outside the Compensation Committee's purview when establishing the performance goals: any cumulative effects of changes in GAAP during the performance period; cumulative effect of changes in applicable tax laws resulting in a discrete item of tax expense or benefit to the Company during the performance period; the transaction costs (including legal, due diligence and investment banking expenses) of any merger, acquisition or divestiture consummated during the performance period that has a total purchase or sale price of more than $30 million; any asset write-down or goodwill impairment expense during the performance period that exceeds $3 million; expenses associated with judgments or the settlement of any claims during the performance period that exceed $3 million; and the effects of items that are either of an unusual nature or infrequently occurring, as described in Financial Accounting Standards Board Accounting Standards Update No. 2015-01.

The chart below shows the level of ROIC performance that is necessary for the NEOs to earn the PSUs tied to such metric:

ROIC	% OF PSUs EARNED
23%	200% (Maximum)
16%	100% (Target)
11%	50% (Threshold)

Results below the threshold level will result in no portion of the ROIC PSUs being earned. If performance results are between the threshold and target, or target and maximum, performance levels set forth above, then the percent of PSUs earned will be interpolated.

Payout of 2022 PSUs With Performance Cycle Ending December 31, 2024

During 2022, we granted PSUs having a performance period which ended on December 31, 2024, under the 2022 LTI Plan. As noted below, the PSUs under the 2022 LTI Plan were based 75% on RTSR and 25% on ROIC. The RTSR was measured over the three-year period beginning January 1, 2022, and ending December 31, 2024, and the ROIC portion was measured as the three-year average return for calendar years 2022 through 2024.

The chart below details the performance goals and achievement levels of the goals for the PSUs issued under the 2021 LTI Plan:

METRIC	WEIGHT	ACTUAL RESULTS	PERFORMANCE LEVEL ACHIEVED	% PSUs TIED TO METRIC EARNED
RTSR	75%	38.9th Percentile (12th Within Peer Group)	Exceed Threshold of 25th Percentile but Below Target of 50th Percentile	77.8%
ROIC	25%	18.6%	Exceed Maximum of 16%	200%

As a result, each NEO who received the 2022 grant earned 108.4% of the total targeted number of PSUs granted to them in February 2022. Each earned PSU vested on February 18, 2025, for the NEOs still employed by us on such date, which was three years from the original date of grant. Upon vesting, each NEO received one share of the Company's Common Stock for each fully vested PSU. Our 2022 LTIP included similar adjustment provisions for measuring ROIC to those described above for the 2024 PSUs. Mr. Keslin did not receive a grant of 2022 PSUs because he was not an executive officer when such grants were made. Mr. Smith forfeited his 2022 PSUs because he did not remain employed through the vesting date.

Perquisites

We offer our NEOs various perquisites that the Committee believes, based on its annual compensation review, are reasonable to remain competitive. These perquisites constitute a small percentage of total compensation, and, for 2024, included only executive physicals, a gross up on such benefit, coverage of the travel expenses for an NEO's spouse on certain business trips, and a retirement gift for Mr. Smith. For more information on these perquisites and to whom they are provided, see footnote 3 to the Summary Compensation Table. In addition to the items reported

in the *Summary Compensation Table*, NEOs, as well as other Company employees, are provided access to seats at a local sporting venue for personal use when not occupied for business purposes, in each case at no incremental cost to the Company.

Retirement and Deferred Compensation Benefits

Retirement Benefit Plan

The Company has adopted a Retirement Benefit Plan that is applicable to our NEOs. The purpose of the plan is to clearly define benefits that are to be provided to qualified employees who retire from the workforce after service to the Company. Additional information regarding this Plan, including definitions of key terms and a quantification of retirement benefits, is set forth below in the section entitled *Potential Payments on Termination or Change in Control*.

Tax-qualified Defined Contribution Plan

We maintain a tax-qualified defined contribution plan in the form of a traditional 401(k) plan with a Roth 401(k) option, either of which is available to a majority of the Company's employees, including the NEOs. When the Company's financial performance allows, the Company matches dollar-for-dollar the first 3% of compensation an employee places into these plans, and matches one-half of the next 2% contributed by the employee to the plan, up to federal limits. Any annual Company matches are reported under the "All Other Compensation" column, and related footnote 3 of the *Summary Compensation Table*.

Deferred Compensation Benefits

We maintain a non-qualified deferred compensation plan that allows eligible highly-compensated employees, including the NEOs, to voluntarily elect to defer receipt of all or a part of their cash compensation (base salary and MIP payouts). The Company matches dollar-for-dollar the first 3% of compensation an employee places into the non-qualified deferred compensation plan, and matches one-half of the next 2% the employee contributes to the plan, up to a maximum of 5% of the participant's deferred earnings. Any annual Company matches are reported under the "All Other Compensation" column and related footnote 3 of the *Summary Compensation Table*.

Participants may elect to invest amounts deferred under this program into one or more investment funds available under the plan from time to time. We do not guarantee earnings on any investments or otherwise pay any above market earnings on participants' accounts. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, as well as limited in-service distributions. The deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

We make the non-qualified deferred compensation plan available to our highly-compensated employees as a means to attract, retain, and motivate employees by providing an additional method to save for retirement and a mechanism to defer taxation on a portion of compensation. Similar deferred benefits are commonly offered by companies with whom we compete for talent.

For additional information, see the *Non-Qualified Deferred Compensation Table* below.

Severance and Change in Control Benefits

Executive Severance Plan

We maintain the Wabash National Corporation Executive Severance Plan (the "ESP"), which provides severance protections to certain executives who are designated by the Compensation Committee as eligible to participate in the ESP, including all of the NEOs. The ESP is not intended to duplicate any benefits that may be provided under other Company compensation plans or arrangements, but rather to provide benefits to certain executives who

agree to execute a release, non-compete, and non-solicitation agreement with the Company upon non-cause based terminations. For additional information regarding the ESP, including definitions of key terms and benefits, see the section below entitled *Potential Payments on Termination or Change in Control*.

Change in Control Plan

We have adopted a Change in Control Plan applicable to NEOs as well as other executives of the Company who are specifically designated by our Board of Directors. We determined that this plan was appropriate based on the prevalence of similar plans within the market, as well as the dynamic nature of the business environment in which we operate. We also believe the Change in Control Plan is an appropriate tool to motivate executive officers to exhibit the proper behavior when considering potential business opportunities because defining compensation and benefits payable under various merger and acquisition scenarios enable the NEOs to set aside personal financial and career objectives and focus on maximizing stockholder value. Furthermore, the Change in Control Plan encourages continuity of the leadership team through the completion of the change in control because the plan does not provide any benefits as the result of an NEO's voluntary termination of employment.

Additional information regarding the Change in Control Plan, including definitions of key terms and a quantification of benefits that would be received assuming a triggering event on December 31, 2024, is set forth below in the *Potential Payments on Termination or Change in Control — Payment and Benefit Estimates* table.

Proxy Statement

Executive Stock Ownership Guidelines

Our stock ownership guidelines encourage our executive officers to maintain a certain equity stake in the Company, which aligns their interests with those of other stockholders. Our current stock ownership guidelines provide that each executive is required to hold 100% of the net number of Company shares received through the Company's incentive compensation plans, meaning the total number of shares received less the number of shares that would need to be sold, withheld, or tendered to pay withholding taxes and, if applicable, the exercise price of stock options (the "Executive Holding Requirement") until the executive achieves the target ownership levels set for his/her position. Once a Company executive has achieved his/her stated target ownership level, s/he is no longer required to adhere to the Executive Holding Requirement, unless and until his/her ownership level falls below the target. The target ownership levels are as follows:

CEO	Five (5) times base salary
CFO, COO	Three (3) times base salary
Other Executive Officers	Two-and-one-half ($2 \frac{1}{2}$) times base salary

For purposes of calculating target ownership levels, the following types of Company shares are counted: stock owned by the executive (including through retirement plans); vested and unvested restricted stock and restricted stock units; and performance stock units deemed earned, but not yet vested. Company executives are required to comply with the guidelines and the Executive Holding Requirement immediately upon hire or promotion and the Compensation Committee reviews compliance with the guidelines on a periodic basis. As of December 31, 2024, all our NEOs were in compliance with the guidelines, either because each NEO had met his or her target ownership level or because he or she was adhering to the Executive Holding Requirement.

Anti-Hedging Rules

Our Securities Trading Policy also includes anti-hedging rules, which prohibits certain executive officers, including our NEOs, and other employees from engaging in, directly or indirectly:

- selling short our Common Stock;

- pledging of Company securities and/or holding Company securities in margin accounts; and

- transactions in derivative securities (including put and call options), zero-cost collars, equity swaps, exchange funds and forward sale contracts, or any other hedging and/or offsetting transactions regarding our Common Stock that allow the holder to limit or eliminate the risk of a decrease in the value of the Company's securities.

The following is a list of the specific current employees that are covered by the anti-hedging rules in our Securities Trading Policy: (1) all directors and executive officers as defined under Section 16 of the Exchange Act, (2) all direct reports to our CEO, (3) all Directors of Finance, (4) all Financial Reporting Department employees, (5) all Tax and Treasury Department employees, (6) all employees regularly and routinely involved in corporate-wide business development and/or mergers and acquisitions activities and reviews, and (7) all executive assistants to the CEO, CFO, General Counsel and certain other senior officers and managers. In addition, the Company may deem additional persons to be temporarily subject to the anti-hedging rules based upon certain activities or circumstances in its discretion.

Timing of Equity Awards

We generally grant annual equity awards during the first quarter of our fiscal year, although timing may change from year to year. The Committee may also make grants mid-year from time to time for new hires, new promotions, or based on other business needs, in its discretion. The Committee does not take material nonpublic information

into account when determining the timing and terms of equity-based awards, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Compensation Recovery Policy

We have adopted and maintained a compensation recovery policy designed to comply with the SEC's recently issued regulations and the implementing New York Stock Exchange listing standards. This policy provides that, if we are required to prepare a qualifying accounting restatement, then, unless an exception applies, we will recover reasonably promptly the excess of (1) the amount of incentive-based compensation received by a person who served as a covered officer at any time during the applicable performance period during the three completed years immediately preceding the date we are required to prepare the accounting restatement over (2) the amount that would have been received had it been determined based on the restated financials.

Compensation Risk Assessment

Our Compensation Committee is responsible for assessing our compensation policies and practices for all employees, including non-executive officers, to determine if the risks arising from these programs are reasonably likely to have a material adverse effect on the Company. The Compensation Committee meets at least annually with our management and the Committee's independent compensation consultant to review and discuss any potential risks related to our employee compensation plans and programs. Among other things, the Compensation Committee evaluates our pay philosophy, balance of cash and equity compensation, balance of long-term and short-term performance periods in our plans and programs, our use of absolute and relative performance metrics that encourage management to act in the long-term interest of our shareholders, and the payout curves for our incentive plans. The Compensation Committee also considers our governance and administrative practices related to our incentive plans, such as our stock ownership guidelines, clawback policy, and anti-hedging and pledging policies. Based on its review, the Compensation Committee has determined that there are no risks arising from our compensation programs that are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. Based on the review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Wabash National Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (including through incorporation by reference to this Proxy Statement).

COMPENSATION COMMITTEE

John G. Boss, Chair

Larry J. Magee

Ann D. Murtlow

Sudhanshu Priyadarshi

Scott K. Sorensen

Executive Compensation Tables

In this section, we provide tabular and narrative information regarding the compensation of our NEOs for the fiscal year ended December 31, 2024.

Summary Compensation Table for the Year Ended December 31, 2024

The following table summarizes the compensation of the NEOs for the year ended December 31, 2024, and for the years ended December 31, 2023 and 2022.

NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	STOCK AWARDS (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION (2)	ALL OTHER COMPENSATION (3)	TOTAL
Brent L. Yeagy *President, Chief Executive Officer, Director*	2024	$1,090,385	$ —	$4,715,454	$ —	$134,879	$5,940,718
	2023	$1,037,500	$ —	$4,657,736	$1,783,320	$134,646	$7,613,202
	2022	$ 978,269	$ —	$4,078,439	$1,211,156	$108,787	$6,376,651
Patrick J. Keslin *Senior Vice President, Chief Financial Officer(4)*	2024	$ 326,333	$ —	$ 99,720	$ —	$ 33,890	$ 459,943
Michael N. Pettit *Senior Vice President, Chief Growth Officer(5)*	2024	$ 552,115	$ —	$1,375,315	$ —	$ 67,019	$1,994,449
	2023	$ 530,385	$ —	$1,107,610	$ 625,320	$ 65,819	$2,329,134
	2022	$ 477,500	$ —	$ 992,098	$ 451,878	$ 57,461	$1,978,937
Kevin J. Page *Senior Vice President, Chief Commercial Officer*	2024	$ 507,115	$ —	$ 898,161	$ —	$ 69,886	$1,475,162
	2023	$ 484,423	$ —	$ 852,001	$ 611,424	$ 63,211	$2,011,059
	2022	$ 430,385	$ —	$ 771,609	$ 378,716	$ 50,621	$1,631,331
M. Kristin Glazner *Senior Vice President, Chief Administrative Officer, Corporate Secretary*	2024	$ 503,269	$ —	$ 898,161	$ —	$ 62,408	$1,463,838
	2023	$ 468,269	$ —	$ 852,001	$ 550,050	$ 60,457	$1,930,777
	2022	$ 432,308	$ —	$ 771,609	$ 378,716	$ 48,501	$1,631,134
Dustin T. Smith *Senior Vice President, Chief Operating Officer(6)*	2024	$ 517,211	$ —	$1,375,315	$ —	$124,713	$2,017,239
	2023	$ 520,192	$ —	$1,079,251	$ 607,950	$ 65,891	$2,273,284
	2022	$ 487,500	$ —	$ 992,098	$ 430,360	$ 52,371	$1,962,329

(1)   Amounts represent, for Mr. Keslin, the aggregate grant date fair value of the RSUs that he received under the Company's non-executive LTI program for 2024 before he became an executive officer, and for all other NEOs, the aggregate grant date fair value of grants of RSUs and PSUs made to each NEO during 2024 under the Company's 2024 Executive LTI Plan, in each case, as computed in accordance with FASB ASC Topic 718, which (1) excludes the effect of estimated forfeitures and (2) assumes that the PSUs are earned at Target. The amounts shown for the PSU awards at the "Target" performance levels are as follows: Mr. Yeagy – $2,615,458; Mr. Pettit – $762,826; Mr. Smith – $762,826; Mr. Page – $498,169; and Ms. Glazner – $498,169. If the Company achieves "Maximum" performance levels for both PSU performance metrics, then the value of the PSUs would be as follows: Mr. Yeagy – $4,199,991; Mr. Pettit – $1,224,978; Mr. Smith – $1,224,978; Mr. Page – $799,983; and Ms. Glazner – $799,983. Further information regarding the valuation of equity awards can be found in Note 16 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024.

(2)   Represents amounts paid pursuant to our MIP.

(3) Amounts in this column consist of the following amounts:

NAME	COMPANY CONTRIBUTIONS TO DEFINED CONTRIBUTION PLANS (a)	EXECUTIVE PHYSICAL (b)	SEVERANCE (c)	OTHER (d)	TOTAL ALL OTHER COMPENSATION
Brent L. Yeagy	$128,748	$6,131	—	—	$134,879
Patrick J. Keslin	$ 33,890	—	—	—	$ 33,890
Michael N. Pettit	$ 60,898	$6,121	—	—	$ 67,019
Kevin J. Page	$ 58,542	$6,128	—	$5,216	$ 69,886
M. Kristin Glazner	$ 55,933	$6,475	—	—	$ 62,408
Dustin T. Smith	$ 58,807	$6,124	$58,383	$1,400	$124,713

(a) Includes Company matches of amounts deferred by an NEO into the Company's 401(k) and non-qualified deferred compensation plans.

(b) Includes a tax gross up on the reimbursement of the executive physical for the following amounts: Mr. Yeagy – $1,131; Mr. Pettit – $1,121; Mr. Smith – $1,124; Mr. Page – $1,128; Ms. Glazner – $1,475.

(c) Includes the portion of Mr. Smith's severance payments that were earned and paid during 2024. The remaining payments will be made in 2025 and 2026. See "Potential Payments on Termination or Change in Control – Payment and Benefit Estimates" below for a discussion of the total amount of severance that he may become entitled to receive as a result of his termination of employment on December 1, 2024.

(d) Represents the value of Company paid travel expenses for the Mr. Page's spouse to attend a business trip, including a related tax gross up of $123 and a retirement gift for Mr. Smith, including a related tax gross up of $33.

(4) Mr. Keslin was appointed to Senior Vice President, Chief Financial Officer on September 1, 2024, prior to which he was not an executive officer.

(5) Mr. Pettit was appointed Senior Vice President, Chief Growth Officer on September 1, 2024, prior to which he was Senior Vice President, Chief Financial Officer.

(6) Mr. Smith's employment terminated effective December 1, 2024.

Grants of Plan-Based Awards for the Year Ended December 31, 2024

The following table summarizes the awards we made under our MIP and LTI Plan to our NEOs in 2024.

NAME	GRANT DATE (1)	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (3) (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS (4) ($)
		THRESHOLD ($) (35%)	TARGET ($) (100%)	MAXIMUM ($) (200%)	THRESHOLD (#) (50%)	TARGET (#) (100%)	MAXIMUM (#) (200%)		
Brent L. Yeagy		$442,750	$1,265,000	$2,530,000					
	2/14/2024				39,728	79,455	158,910		$2,615,458
	2/14/2024							79,455	$2,099,996
Patrick J. Keslin		$ 67,601	$ 193,146	$ 386,292					
	2/14/2024							3,773	$ 99,720
Michael N. Pettit		$155,400	$ 444,000	$ 888,000					
	2/14/2024				11,587	23,174	46,348		$ 762,826
	2/14/2024							23,174	$ 612,489
Kevin J. Page		$142,800	$ 408,000	$ 816,000					
	2/14/2024				7,567	15,134	30,268		$ 498,169
	2/14/2024							15,134	$ 399,992
M. Kristin Glazner		$142,800	$ 408,000	$ 816,000					
	2/14/2024				7,567	15,134	30,268		$ 498,169
	2/14/2024							15,134	$ 399,992
Dustin T. Smith		$155,400	$ 444,000	$ 888,000					
	2/14/2024				11,587	23,174	46,348		$ 762,826
	2/14/2024							23,174	$ 612,489

(1) These columns show potential cash payouts under our 2024 MIP as described in the section titled "Management Incentive Plan" in the CD&A. The amount shown as the "threshold" payout assumes both performance goals under the 2024 MIP were achieved at the threshold level, though actual payouts could be less.

(2) Represents the potential payout range of PSUs granted in 2024 pursuant to the 2017 Omnibus Incentive Plan.

(3) Represents the number of RSUs granted in 2024 pursuant to the 2017 Omnibus Incentive Plan.

(4) The amounts shown in this column represent the grant date fair market value of the PSUs and RSUs, as determined pursuant to FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amount reported for the PSUs represents the grant date fair value assuming the target performance goals were met.

Proxy Statement

Outstanding Equity Awards as of December 31, 2024

The following table summarizes all equity awards that were granted in 2024 and prior years that remain outstanding as of December 31, 2024. Dustin Smith had no outstanding equity awards as of the end of the year because he forfeited all outstanding awards in connection with his termination of employment on December 1, 2024.

NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT YET VESTED (#) (1)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($) (2)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (3)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT YET VESTED ($) (2)
Brent L. Yeagy	—	—	—	—	—	374,089	$ 6,408,138	75,618	$1,295,336
Patrick J. Keslin	—	—	—	—	—	7,776	$ 133,203	—	—
Michael N. Pettit	—	—	—	—	—	94,452	$ 1,617,963	20,122	$ 344,690
Kevin J. Page	—	—	—	—	—	70,425	$ 1,206,387	14,132	$ 242,081
M. Kristin Glazner	—	—	—	—	—	70,425	$1,206,387	14,132	$ 242,081

(1) This column includes all outstanding RSUs plus the PSUs for which the performance period was completed as of December 31, 2024, but that remained unvested and subject to a continued employment requirement. The vesting dates of these awards are as follows:

NAME	VESTING DATE	NUMBER OF UNITS
Brent L. Yeagy	2/16/2025	222,855*
	2/14/2025	26,485
	2/15/2026	71,779
	2/14/2026	26,485
	2/14/2027	26,485
Patrick J. Keslin	2/16/2025	1,797
	2/14/2025	1,257
	2/15/2025	1,103
	2/14/2026	1,258
	2/15/2026	1,103
	2/14/2027	1,258
Michael N. Pettit	2/16/2025	54,209*
	2/14/2025	7,724
	2/14/2026	7,725
	2/15/2026	17,069
	2/14/2027	7,725
Kevin J. Page	2/16/2025	42,161*
	2/14/2025	5,044
	2/14/2026	5,045
	2/15/2026	13,130
	2/14/2027	5,045
M. Kristin Glazner	2/16/2025	42,161*
	2/14/2025	5,044
	2/14/2026	5,045
	2/15/2026	13,130
	2/14/2027	5,045

* Combines the RSUs and earned PSUs that were granted on 2/16/2022.

(2) Market value is equal to the closing price of our common stock on December 31, 2024 (the last trading day of the year) as reported on the NYSE ($17.13 per share), times the number of unvested shares.

Proxy Statement

(3) The number of PSUs shown in this column reflects the threshold performance level for the 2023 and 2024 awards in accordance with SEC regulations requiring that the number of PSUs shown be based on achieving threshold performance goals or, if the previous fiscal year's performance has exceeded the threshold, the next higher performance measure (target or maximum) that exceeds the previous fiscal year's performance. The vesting dates for these awards are as follows:

NAME	VESTING DATE	NUMBER OF UNITS
Brent L. Yeagy	2/15/2026	35,890
	2/14/2027	39,728
Michael N. Pettit	2/15/2026	8,535
	2/14/2027	11,587
Kevin J. Page	2/15/2026	6,565
	2/14/2027	7,567
M. Kristin Glazner	2/15/2026	6,565
	2/14/2027	7,567

Option Exercises and Stock Vested During 2024

The following table sets forth information concerning the exercise of options and the vesting of stock awards during 2024 by each of the NEOs:

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($) (1)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($) (2)
Brent L. Yeagy	—	—	258,894	$6,814,090
Patrick J. Keslin	—	—	4,414	$ 116,176
Michael N. Pettit	1,500	$4,545	64,923	$1,708,773
Kevin J. Page	—	—	39,831	$1,048,351
M. Kristin Glazner	—	—	43,857	$1,154,316
Dustin T. Smith	—	—	47,398	$1,247,515

(1) Calculated as the number of shares received on exercise multiplied by the difference between the market price of our stock at the time of exercise and the exercise price of the options.

(2) Calculated as the number of shares vested multiplied by the market price of stock on the date of vesting.

Non-Qualified Deferred Compensation

The table below sets forth, for each NEO, information regarding participation in our non-qualified deferred compensation plan.

NAME	EXECUTIVE CONTRIBUTION (IN LAST FY) (1)	REGISTRANT CONTRIBUTION (IN LAST FY) (2)	AGGREGATE EARNINGS (IN LAST FY) (3)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS	AGGREGATE BALANCE (AT LAST FYE) (4)
Brent L. Yeagy	$54,519	$43,615	$348,568	—	$2,880,856
Patrick J. Keslin	$16,317	$13,053	$ 43,701	—	$ 452,302
Michael N. Pettit	$27,606	$22,085	$ 93,092	—	$1,365,475
Kevin J. Page	$60,854	$20,285	$ 72,609	—	$ 805,828
M. Kristin Glazner	$30,196	$20,131	$ 55,573	—	$ 526,789
Dustin T. Smith	$25,861	$20,689	$246,724	$164,242	$1,853,453

(1) Amounts reflected in this column represent a portion of each NEO's salary deferred in 2024. It also reflects the portion of the MIP award earned in 2024, but not paid until 2025, that each NEO elected to defer. 100% of these amounts are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table.

(2) Represents Company matching contributions. 100% of these amounts are also included in the Summary Compensation Table under the "All Other Compensation" column.

(3) Amounts reflected in this column include changes in plan values during the last fiscal year, as well as any dividends and interest earned by the plan participant with regard to the investment funds chosen by such participant during the fiscal year. No portion of this amount was reported in the Summary Compensation Table for 2024.

(4) The following represents the extent to which the amounts that are reported in this aggregate balance column were previously reported as compensation to our NEOs in our Summary Compensation Table in years prior to 2024:

NAME	PRIOR YEARS ($)
Brent L. Yeagy	$1,369,661
Patrick J. Keslin	$ —
Michael N. Pettit	$ 622,505
Kevin J. Page	$ 334,613
M. Kristin Glazner	$ 161,033
Dustin T. Smith	$ 542,242

Potential Payments on Termination or Change in Control

The section below describes the payments that may be made to NEOs in connection with a change in control or pursuant to certain termination events in 2024.

Retirement Benefit Plan

The Company maintains a Retirement Benefit Plan that is applicable to all employees, including our NEOs. The Plan provides that Retirees (as defined below) will receive the following benefits upon his or her retirement:

- ability to exercise vested stock options through the 10th anniversary of the grant date;
- ability to earn a pro-rata portion of any outstanding PSUs based on the portion of the performance period that the Retiree was employed, to be paid at the end of the performance period based on actual performance;
- full vesting of all RSUs granted more than twelve (12) months prior to the Retiree's retirement date;
- payment of all eligible and unused vacation pay;

Proxy Statement

- prorated MIP award payout for the year of retirement; and

- service awards for retirees celebrating a 5, 10, 15, 20 or greater service anniversary in their year of retirement.

A "Retiree" is defined as: (a) an employee attaining at least 65 years of age, with no service requirement, as of his/her date of retirement, or (b) an employee attaining at least 55 years of age, who has completed his/her 10th year of service with the Company as of his/her date of retirement.

Benefits Upon Death or Disability

Pursuant to a policy adopted in 2016, all equity awards granted during 2016 and later shall vest in full (and without proration) in the event of an employee's termination of employment due to death or disability.

Executive Severance Plan

As noted previously in the CD&A, the Company maintains an Executive Severance Plan ("ESP") that provides additional benefits to certain designated executives, including our NEOs, in the event we terminate their employment without cause. For purposes of the Plan, "cause" is defined as: (i) a participant's willful and continued failure to perform his or her principal duties; (ii) conviction of, or a plea of guilty or *nolo contendere* to, any misdemeanor involving moral turpitude or dishonesty or any felony; (iii) illegal conduct or gross misconduct which results in material and demonstrable damage to the business or reputation of the Company or an affiliate; (iv) gross negligence resulting in material economic harm to the Company or an affiliate; (v) material violation of the Company's applicable Code of Business Conduct and Ethics or similar policy; or (vi) a participant's breach of the restrictive covenants set out in the Plan (as described below). A "termination without cause" does not include terminations due to disability or death.

If we terminate an NEO without cause, the NEO would be entitled to receive the following severance benefits under the ESP:

- Cash severance payments equal to a multiple of the sum of the participant's (a) annual base salary and (b) target MIP award for the year of termination, payable in installments over the applicable severance period. The applicable multiple for the CEO is two times the above sum. The applicable multiple for the other NEOs is one and a half times the above sum;

- A pro-rated MIP award payout for the year of termination, based upon actual Company performance through the end of the performance period;

- Payment of any annual cash incentive bonus (MIP Award) that was otherwise earned for the fiscal year that ended prior to the termination of the participant's employment, to the extent not previously paid;

- Subject to the participant's election of COBRA coverage, payment or reimbursement of the Company's portion of medical, dental and vision care premiums for a period equal to (a) 24 months for the CEO, or (b) 18 months for the other NEOs; and

- Outplacement services with a cost to the Company not in excess of $30,000.

To receive any of the severance benefits described above, a participant must agree to release all claims against the Company and its affiliates and comply with covenants not to compete with the Company, not to solicit or interfere with customers of the Company and not to solicit Company employees or contractors, in each case for a period equal to 24 months following termination, in the case of our CEO, or 18 months following termination in the case of our other NEOs.

If a participant's employment is terminated in connection with a change in control of the Company in circumstances that would entitle the participant to severance benefits under the Change in Control Plan described below, then the participant will receive severance benefits only under the Change in Control Plan, and not under the ESP.

Change in Control Plan

We also maintain a Change in Control Plan that provides severance benefits to certain designated executives, including our NEOs, in the event their employment is terminated without cause, or they are terminated for good reason, in either case within two years of a change in control (which we refer to as a "Qualifying Termination"). Under the Change in Control Plan:

- a "change in control" means that (i) any person or group (other than any person or group that already owned more than 50% of the total fair market value of Company stock) acquires more than 50% of the total fair market value of Company stock; (ii) any one person or group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of Company that represents 30% or more of the total voting power of Company stock; (iii) a majority of members of the Board is replaced during any 12-month period (without the approval of the incumbent directors); or (iv) any person or group acquires ownership of all or substantially all of the assets of Company.

- "cause" means the employee's (i) willful and continued failure to perform his duties; (ii) chronic alcoholism or addiction to non-medically prescribed drugs; (iii) theft or embezzlement of Company property; (iv) conviction of, or plea of nolo contendere to, a felony or misdemeanor involving moral turpitude; or (v) material breach of any agreement with the Company.

- "good reason" means (i) a material diminishment of the executive's position; (ii) assignment of duties to the executive that are materially inconsistent with duties performed prior to the change in control; (iii) a material breach of any agreement with the executive; (iv) for an executive officer of the Company, no longer being employed by the parent entity; (v) a material reduction in the executive's base salary and annual bonus; or (vi) requiring the executive to relocate by more than 50 miles.

If an NEO experiences a Qualifying Termination, then he or she is entitled to the following benefits:

- a cash severance payment equal to two times (three times for the CEO) the sum of (i) the NEO's annual base salary plus (ii) the NEO's Target Annual Bonus. The Target Annual Bonus is equal to the greater of (A) the NEO's target MIP award for the year of termination, and (B) the average MIP bonus earned by the NEO for the prior two calendar years;

- a pro-rata portion of the executive's Target Annual Bonus for the year in which the Qualifying Termination occurs;

- health continuation benefits for 18 months; and

- outplacement counseling services up to a cost of $25,000.

To receive any of the severance benefits described above, a participant must agree to release all claims against the Company and its affiliates and comply with covenants not to compete with the Company and not to solicit customers or employees, in each case for a period equal to 24 months following termination.

Change in Control Benefits Under our LTI Plan

In addition to the above-described benefits under our Change in Control Plan, the NEOs may also receive accelerated vesting under our LTI Plan if outstanding LTI awards are not assumed in the change in control transaction. Specifically, if not assumed in the transaction, (i) all PSUs shall be deemed earned at target if less than half the performance period has been completed or based on actual performance if more than half the performance period has been completed (or at target if performance is not determinable); (ii) all outstanding RSUs shall vest in full; and (iii) all outstanding stock options shall vest in full and be immediately exercisable for a period of 15 days prior to the scheduled consummation of the corporate transaction. In lieu of the foregoing, the Compensation Committee may, in its direction, cash out all outstanding awards.

For the sake of clarity, no accelerated vesting will occur if the successor agrees to assume or continue the outstanding awards, or to substitute each outstanding award for a similar award relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award. However, if an NEO is thereafter terminated within 12 months of the change in control event, any assumed award will vest immediately upon the NEO's termination.

Potential Payments on Termination or Change in Control – Payment and Benefit Estimates

The table below shows the estimated payments that would have been made to the NEOs pursuant to the policies and agreements described above assuming the applicable triggering event occurred on December 31, 2024, and using the share price of $17.13 for our Common Stock as of December 31, 2024, which was the closing price on the NYSE on the last trading day of 2024. The tables below assume that the NEO executes of a release and fully complies with any restrictive covenants and other requirements to receive benefits under the Company's plans and policies described above. Mr. Smith is not included in the table below as his employment terminated effective December 1, 2024. In connection with his separation, which was treated as a termination without cause under the ESP, he received the following benefits: Cash severance payments equal to 1.5 times the sum of his annual base salary and his target annual incentive award ($1,498,500) to be paid during the 18-month period following his departure from the Company, a pro-rata potion of his annual incentive award for 2024 (which was $0 since no awards were paid under the MIP for 2024, as discussed above), company-paid employer portion of the costs of medical, dental, and vision benefits for 18 months following his departure (estimated to be $26,787), and outplacement services ($30,000). The provision of these benefits are contingent on Mr. Smith continuing to comply with the restrictive covenants in the ESP. All of his outstanding equity awards that were unvested as of his termination date were forfeited in accordance with the terms of such equity award agreements.

NAME	CASH SEVERANCE (1)	PRO-RATA MIP BONUS (2)	ACCELERATED VESTING OF PSUs (3)(4)	ACCELERATED VESTING OF RSUs (3)(5)	WELFARE BENEFITS CONTINUATION (6)	TOTAL ($)
Brent L. Yeagy						
Termination Without Cause	$4,730,000	—	—	—	$65,716	$ 4,795,716
Termination Following a Change in Control	$7,791,714	$1,265,000	$3,961,546	$4,422,452	$51,787	$17,724,737
Change in Control Only (3)	—	—	$3,961,546	$4,422,452	—	$ 8,383,998
Retirement	—	—	$2,622,408	$3,061,388	—	$ 5,683,796
Termination due to Death or Disability	—	—	$3,961,546	$4,422,452	—	$ 8,383,998
Patrick J. Keslin						
Termination Without Cause	$1,215,000	—	—	—	$56,787	$ 1,271,787
Termination Following a Change in Control	$1,620,000	$ 360,000	—	$ 133,203	$51,787	$ 2,031,787
Change in Control Only (3)	—	—	—	$ 133,203	—	$ 133,203
Retirement	—	—	—	$ 68,571	—	$ 68,571
Termination due to Death or Disability	—	—	—	$ 133,203	—	$ 133,203
Michael N. Pettit						
Termination Without Cause	$1,498,500	—	—	—	$56,787	$ 1,555,287
Termination Following a Change in Control	$2,187,198	$ 538,599	$1,026,190	$1,134,948	$51,787	$ 4,938,722
Change in Control Only (3)	—	—	$1,026,190	$1,134,948	—	$ 2,161,138
Retirement	—	—	$ 646,641	$ 737,978	—	$ 1,384,619
Termination due to Death or Disability	—	—	$1,026,190	$1,134,948	—	$ 2,161,138

NAME	CASH SEVERANCE (1)	PRO-RATA MIP BONUS (2)	ACCELERATED VESTING OF PSUs (3)(4)	ACCELERATED VESTING OF RSUs (3)(5)	WELFARE BENEFITS CONTINUATION (6)	TOTAL ($)
Kevin J. Page						
Termination Without Cause	$1,377,000	—	—	—	$46,169	$ 1,423,169
Termination Following a Change in Control	$2,010,141	$ 495,0700	$ 747,372	$ 830,719	$41,169	$ 4,124,471
Change in Control Only	—	—	$ 747,372	$ 830,719	—	$ 1,578,091
Retirement	—	—	$ 493,848	$ 571,474	—	$ 1,065,322
Termination due to Death or Disability	—	—	$ 747,372	$ 830,719	—	$ 1,578,091
M. Kristin Glazner						
Termination Without Cause	$1,377,000	—	—	—	$47,372	$ 1,424,372
Termination Following a Change in Control	$1,948,767	$ 464,383	$ 747,372	$ 830,719	$42,372	$ 4,033,613
Change in Control Only	—	—	$ 747,372	$ 830,719	—	$ 1,578,091
Retirement	—	—	$ 493,848	$ 571,474	—	$ 1,065,322
Termination due to Death or Disability	—	—	$ 747,372	$ 830,719	—	$ 1,578,091

(1) For each of the NEOs, cash severance amounts are determined under the ESP for terminations without cause and under the Change in Control plan for a Qualifying Termination following a Change in Control.

(2) If an NEO were terminated as of December 31, 2024 under circumstances entitling them to severance under the ESP or the Change in Control Plan, then they would be entitled to their full MIP actual bonus for 2024 or their Target Annual Bonus (as defined above), respectively.

(3) The amounts shown for a Change in Control Only assumes purchaser did not assume outstanding equity awards. If purchaser did assume outstanding awards, no accelerated vesting would occur.

(4) Amounts reflected in this column for "Termination Following a Change in Control," "Change in Control Only" and "Termination due to Death or Disability" include (i) the value of the earned PSUs granted in 2022 for which the performance period ended on December 31, 2024, (ii) the value of the unearned performance share units granted in 2023 based on the performance trend as of December 31, 2024, and (iii) the value of the unearned PSUs granted in 2024, assuming target performance. Amounts reflected in this column for "Retirement" include the performance share units described in (i) and a pro-rata portion of the performance share units described in (ii) and (iii).

(5) Amounts reflected in this column for "Termination Following a Change in Control," Change in Control Only" and "Termination due to Death or Disability" include all outstanding restricted stock units, and amounts reflected for "Retirement" included all RSUs granted prior to January 1, 2024.

(6) Includes the value of outplacement counseling services and reimbursement for welfare benefits continuation.

Pay Ratio Disclosure

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the ratio of the annual total compensation of our principal executive officer, our CEO, Mr. Yeagy, to our median employee's annual total compensation.

We identified our median employee for 2024 using a multi-step process, as detailed below:

- We determined, as of November 1, 2024, our gross employee population of individuals working at our parent company and consolidated subsidiaries, which was 5,950 employees. This population consisted of our full-time, part-time, and temporary employees. We do not have any seasonal employees.

- As permitted under the SEC's 5% de minimis rule, we adjusted the employee population to exclude 282 non-U.S. employees (approximately 4.74% of the employee population) who worked in Mexico at that time.

- Based on the exclusion of the employees who work in Mexico, our adjusted employee population consisted of 5,668 U.S. employees.

- We then identified our median employee from our adjusted employee population (excluding our CEO) based on total 2024 W-2 earnings.

To calculate our ratio for 2024, we calculated the annual total compensation of the median employee and our CEO using the methodology required for disclosure of annual total compensation in the Summary Compensation Table, except that, as permitted by the SEC's rules, we included the value of compensation provided to the median employee and to our CEO under our nondiscriminatory group health insurance and group life insurance programs that are available generally to all salaried employees. The aggregate value of the nondiscriminatory benefits included in the annual total compensation amounts reported below was $19,046 for our CEO and $49.24 for the median employee. The difference between our CEO's annual total compensation as reported below for purposes of the CEO pay ratio disclosure and his annual total compensation as reported in the Summary Compensation Table is attributable to the inclusion of those nondiscriminatory benefits solely for purposes of determining the CEO pay ratio.

The CEO pay ratio reported below was determined using reasonable estimates as permitted by the SEC's rules. This ratio should not be used as a comparison with pay ratios disclosed by other companies, as there may be material differences in the methodologies used by other companies to estimate their CEO pay ratios, as well as differences in worker populations, geographic locations, business strategies and compensation practices.

Annual Total Compensation of the CEO	$5,959,764
Annual Total Compensation of the Median Employee	$ 49,778
Ratio of CEO Annual Total Compensation to Median Employee Annual Total Compensation	120:1

Pay Versus Performance Disclosure

In August 2022, the SEC adopted rules relating to Section 14(i) of the Securities Exchange Act of 1934, including Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires us to disclose information that compares our named executive officer ("NEO") compensation actually paid to certain financial performance measures. The table below sets forth our pay versus performance disclosure, in accordance with SEC Item 402(v) of Regulation S-K.

Year	Summary Compensation Table Total for PEO ($) (a)	Compensation Actually Paid to PEO ($) (b)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (c)	Average Compensation Actually Paid to Non-PEO NEOs ($) (d)	Value of Initial Fixed $100 Investment Based On: WNC TSR ($) (e)	Value of Initial Fixed $100 Investment Based On: Dow Jones Transportation Index TSR ($) (f)	Net Income (loss) attributable to common stockholders ($ in thousands) (g)	Operating income (loss) ($ in thousands) (h)
2024	5,940,718	(2,771,896)	1,482,126	6,716	126.02	124.80	(283,075)	(356,104)
2023	7,613,202	10,805,272	2,136,064	2,761,160	188.79	123.75	231,855	311,900
2022	6,376,651	11,520,453	1,800,933	2,836,840	164.25	122.97	112,258	166,642
2021	4,605,980	4,901,091	1,142,820	1,203,318	138.99	149.86	1,164	33,542
2020	4,404,651	5,805,674	1,186,603	(801,039)	120.30	119.65	(97,412)	(85,608)

(a)   The principal executive officer ("PEO") is Brent L. Yeagy for all years shown.

(b)   Compensation actually paid (CAP) for 2024 to our PEO reflects the respective amounts set forth in column (a) of the table above, adjusted as set forth in the table below.

PEO	Brent L. Yeagy
SCT Total Compensation ($)	5,940,718
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(4,715,454)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	1,645,348
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	(5,162,914)
Change in Fair Value of Stock and Option Awards from Prior years that Vested in the Covered Year ($)	(479,594)
Less: Fair Value of Stock and Option Awards Forfeited during the covered Year ($)	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—
Compensation Actually Paid ($)	(2,771,896)

(c)   The following are included in the average figures shown:

   2024: Michael N. Pettit, Dustin T. Smith, Kevin J. Page, M. Kristin Glazner, Patrick J. Keslin

   2021, 2022 and 2023: Michael N. Pettit, Dustin T. Smith, Kevin J. Page, M. Kristin Glazner

   2020: Michael N. Pettit, Dustin T. Smith, Kevin J. Page, M. Kristin Glazner, Jeffery L. Taylor, Melanie D. Margolin

Proxy Statement

(d) Compensation actually paid (CAP) to our non-PEO NEOs for 2024 reflects the respective amounts set forth in column (c) of the table above, adjusted as set forth in the table below.

Non-PEO NEOs	See column (c) note above
SCT Total Compensation ($)	1,482,126
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(965,734)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	452,016
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	(894,932)
Change in Fair Value of Stock and Option Awards from Prior years that Vested in the Covered Year ($)	(66,760)
Less: Fair Value of Stock and Option Awards Forfeited during the covered Year ($)	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—
Compensation Actually Paid ($)	6,716

(e) Represents the total shareholder return (TSR) of Wabash for the measurement periods ending December 31 of each of 2021, 2022, 2023, and 2024 respectively.

(f) Represents the TSR of the Dow Jones Transportation Index for the measurement periods ending on December 31 of each of 2021, 2022, 2023 and 2024 respectively.

(g) Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2021, 2022, 2023 and 2024.

(h) Company-selected Measure is Operating Income.

Relationship between Pay and Performance

Below are graphs showing the relationship of "compensation actually paid" or "CAP" to our PEO and non-PEO NEOs in 2020, 2021, 2022, 2023 and 2024 to (1) TSR of both Wabash and the Dow Jones Transportation Index, (2) Wabash's net income and (3) Wabash's income (loss) from operations.

"Compensation actually paid," as defined by the SEC's rules, fluctuates according to, among other things, the changing values of equity awards during the years shown in the table above based on stock price changes over time and projected and actual performance results. "Compensation actually paid" does not reflect the value ultimately realized by our NEOs, and we do not assess or design our NEOs' compensation with direct reference to the relationship of "compensation actually paid" to the performance measures depicted below. For a discussion of how we design our executive compensation programs to incentivize strong performance and achievement of our business objectives, please see the Compensation Discussion and Analysis section in this proxy statement.







Most Important Measures to Link Compensation Actually Paid to Company Performance for 2024

The four performance measures listed below represent the most important metrics we used to link CAP to Company performance for 2024 as further described in our Compensation Discussion and Analysis.

Most Important Performance Measures

1. Operating Income

2. Relative Total Shareholder Return

3. Average Return on Invested Capital

4. Net Working Capital as a Percentage of Sales

Equity Compensation Plan Information

The following table summarizes information regarding our equity compensation plan as of December 31, 2024:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (1)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (2)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (3)
Equity Compensation Plans Approved by Security Holders	1,178,395	$14.16	1,353,731
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	1,178,395	$14.16	1,353,731

(1) Consists of shares of Common Stock to be issued upon the exercise of outstanding options, and the settlement of unvested RSUs and PSUs (assuming target payout for any PSUs that were outstanding as of December 31, 2024), granted under the Wabash National Corporation 2011 Omnibus Incentive Plan (the "2011 Plan"), and the Wabash National Corporation 2017 Omnibus Incentive Plan (the "2017 Plan").

(2) Consists of the weighted average exercise price of outstanding options. Because participants do not need to pay us anything to receive shares upon the vesting of RSUs and PSUs, the weighted average exercise price does not take these awards into account.

(3) Consists of shares of Common Stock available for future issuance pursuant to the 2017 Plan.

Proposal 2 – Advisory Vote on the Compensation of Our Named Executive Officers

At our 2023 Annual Meeting, we held a non-binding, advisory stockholder vote on the frequency of future advisory stockholder votes on the compensation of our NEOs. Our stockholders expressed a preference that advisory stockholder votes on the compensation of our NEOs be held on an annual basis. The Company will ask its stockholders to consider an advisory vote on the compensation of our NEOs every year until the next vote of our stockholders on the frequency of such advisory votes at our 2029 annual meeting of stockholders pursuant to applicable SEC rules, at which time we will consider the outcome of the vote and decide how frequently to hold such future advisory votes. Accordingly, as required by Section 14A of the Exchange Act, we are asking stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of the NEOs of our Company. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. We urge you to read the "Compensation Discussion and Analysis" and "Executive Compensation Tables" sections of this Proxy Statement, which begin on page 40 and 57, respectively, as such sections provide details on the Company's compensation programs and policies for our executive officers, including the 2024 compensation of our NEOs.

This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our executive officers' compensation. This say-on-pay vote is an advisory vote that is not binding on us.

The approval or disapproval by stockholders will not require the Board or the Compensation Committee to take any action regarding the Company's executive compensation practices. The final decisions on the compensation and benefits of our NEOs and on whether, and if so, how, to address stockholder disapproval remain with the Board and the Compensation Committee.

The Board believes that the Compensation Committee is in the best position to consider the extensive information and factors necessary to make independent, objective, and competitive compensation recommendations and decisions that are in the best interests of Wabash and its stockholders.

However, the Board and our Compensation Committee value the opinions expressed by stockholders in their vote on this proposal, and will carefully consider the outcome of the vote when making future compensation decisions with respect to our executive officers. In that regard, the Board and our Compensation Committee carefully considered the results of last year's say-on-pay vote, in which over 98% of voting stockholders voted in favor of our say-on-pay proposal, and took such results into account by continuing to emphasize the core principles of our compensation philosophy and best practices of our compensation programs.

The Board urges you to carefully review the CD&A section of this Proxy Statement, together with the executive compensation tables, and to approve the following resolution:

"RESOLVED, that the stockholders hereby approve on an advisory basis the compensation paid to the Wabash National Corporation named executive officers, as disclosed in the Wabash National Corporation Proxy Statement pursuant to the rules of the Securities and Exchange Commission (including the Compensation Discussion and Analysis, compensation tables and narrative discussion)."

Board Recommendation

> **The Board of Directors UNANIMOUSLY recommends that you vote "FOR" the approval of compensation of our named executive officers, as disclosed in this Proxy Statement.**

Proxy Statement

Proposal 3 – Ratification of Appointment of Independent Registered Public Accounting Firm

Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed the accounting firm Ernst & Young LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2025. Ernst & Young acted as our independent auditors for the year ended December 31, 2024. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions. The Audit Committee is responsible for hiring, compensating and overseeing the independent registered public accounting firm, and reserves the right to exercise that responsibility at any time. If the appointment of Ernst & Young is not ratified by the stockholders, the Audit Committee is not obligated to appoint another registered public accounting firm, but the Audit Committee will give consideration to such unfavorable vote.

Board Recommendation

> **The Board of Directors UNANIMOUSLY recommends that you vote "FOR" ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025.**

Principal Accounting Fees and Services

The fees billed by Ernst & Young for professional services provided to us for the years ended December 31, 2024 and December 31, 2023 were as follows:

FEE CATEGORY	2024	2023
	($ IN THOUSANDS)	
Audit Fees [1]	$1,544	$1,487
Audit-Related Fees [2]	$ 30	$ 15
Tax Fees [3]	—	—
All Other Fees [4]	—	—
Total Fees	$1,574	$1,502

[1] Fees for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports, and services in connection with securities offerings, registration statements and statutory filings.

[2] Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

[3] Fees billed for professional services related to tax compliance, tax advice and tax planning.

[4] Fees for services that are not included in the service categories reported above, primarily transaction related services.

In 2024 and 2023, all Ernst & Young fees were pre-approved by the Audit Committee pursuant to the pre-approval policy described below. After consideration, the Audit Committee has concluded that the provision of non-audit services by Ernst & Young to Wabash is compatible with maintaining the independence of Ernst & Young.

Pre-Approval Policy for Audit and Non-Audit Fees

The Audit Committee has sole authority and responsibility to select, evaluate and, if necessary, replace the independent auditor. The Audit Committee has sole authority to approve all audit engagement fees and terms, and the Committee, or a member of the Committee, must pre-approve any non-audit service provided to the Company by the Company's independent auditor. The Audit Committee reviews the status of each engagement at its regularly scheduled meetings. In 2024 and 2023, the Committee pre-approved all services provided by the independent auditor. The independent auditor provides an engagement letter which is signed by the Chair of the Audit Committee, outlining the scope of the audit and related audit fees.

Audit Committee Report

THE FOLLOWING REPORT OF THE AUDIT COMMITTEE DOES NOT CONSTITUTE SOLICITING MATERIAL AND SHOULD NOT BE DEEMED FILED OR INCORPORATED BY REFERENCE INTO ANY OTHER FILING BY US UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT WE SPECIFICALLY INCORPORATE THIS REPORT.

As part of its ongoing activities, the Audit Committee has:

- Reviewed and discussed with management our audited consolidated financial statements for the year ended December 31, 2024;

- Discussed with Ernst & Young, our independent auditors for 2024, the matters required to be discussed by the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with the independent auditors their independence.

On the basis of these reviews and discussions, the Audit Committee recommended that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

AUDIT COMMITTEE

Scott K. Sorensen, Chair
Therese M. Bassett
Sudhanshu Priyadarshi
Stuart A. Taylor II

Proxy Statement

Proposal 4 – Approval of the Wabash National Corporation 2025 Omnibus Incentive Plan

Approval of the Wabash National Corporation 2025 Omnibus Incentive Plan

Our Board approved the Wabash National Corporation 2025 Omnibus Incentive Plan (the "2025 Plan") on February 12, 2025, subject to approval by our stockholders. We are recommending that stockholders approve the 2025 Plan because we believe the 2025 Plan will be essential to our continued success, by allowing the Company to provide incentives to attract and retain key employees, non-employee directors and consultants and align their interests with those of our stockholders.

If approved by our stockholders, the 2025 Plan will be the successor to the Company's 2017 Omnibus Incentive Plan (the "2017 Plan"). No further awards will be made under the 2017 Plan if the 2025 Plan is approved by our stockholders. However, awards granted under the 2017 Plan (and its predecessor, our 2011 Omnibus Plan) before stockholder approval of the 2025 Plan will remain outstanding in accordance with their terms. We sometimes refer to the 2017 Plan and our 2011 Omnibus Incentive Plan as the "Prior Plans."

If the 2025 Plan is not approved by our stockholders, then the 2017 Plan will remain in effect in accordance with its terms until its expiration date. However, there will be insufficient shares available under the 2017 Plan to make annual awards and to provide grants to new hires in the coming years. As a result, we may be required to increase the cash components of our compensation program in order to retain and hire executive talent, which may inhibit our ability to align the interests of our executives with those of our stockholders.

Stockholders are being asked to approve the 2025 Plan and authorize the maximum number of 2,190,570 shares of the Company's common stock available for issuance under the 2025 Plan, which is equal to 880,570 shares that remained available for issuance under the 2017 Plan as of February 28, 2025 (the "Cutoff Date") plus an additional 1,310,000 shares. The maximum number of shares available for issuance under the 2025 Plan will be reduced by one share for every share subject to an award granted under the 2025 Plan or under the 2017 Plan after the Cutoff Date and prior to the 2025 Plan becoming effective. In addition, any shares related to awards, whether granted under this Plan or the 2017 Plan, that at any time on or after the Cutoff Date, terminate by expiration, forfeiture, cancellation, are settled in cash, or are otherwise terminated without the issuance of such shares, will be added to the shares available to be issued under the 2025 Plan. Shares granted under the 2025 Plan and 2017 Plan that are used to pay withholding taxes related to awards (other than an option or stock appreciation right) on or after the Cutoff Date also become available for grant under the 2025 Plan.

Stockholders are also being asked to approve the 2025 Plan to:

- Approve an annual limit of $750,000 that will apply to the grant date fair value of equity awards that may be granted to any one non-employee director under the 2025 Plan, plus the amount of cash fees paid to the non-employee director during the year, excluding awards made pursuant to deferred compensation arrangements made in lieu of all or a portion of cash retains and any dividends payable on outstanding awards.

- To authorize the grant of stock options that qualify for treatment as incentive stock options for purposes of Section 422 of the Internal Revenue Code.

Outstanding Equity Awards

As of the Cutoff Date, 880,570 shares of the Company's common stock ("shares") remained available for issuance under the 2017 Plan, and 1,279,325 shares were subject to outstanding RSUs and PSUs under the Prior Plans (assuming target performance for the 2023, 2024, and 20245 PSUs). As of the Record Date, no stock options remained outstanding under the Prior Plans and 1,279,325 full-value awards (i.e., awards other than stock options) remained outstanding under the Prior Plans.

As of the Cutoff Date, there were a total of 42,540,622 shares of the Company's common stock outstanding, and the closing price per share on the Record Date, as reported on the New York Stock Exchange, was $11.71.

Plan Highlights

The 2025 Plan contains a number of provisions that are consistent with our compensation philosophy and designed to protect the interests of our stockholders, including the following:

Feature	Description
Minimum Vesting Requirements (with 5% Exception)	The 2025 Plan generally requires that all awards be subject to a minimum vesting period of at least one year, except that up to 5% of the share reserve may be issued with a shorter vesting period (or with no vesting requirement).
No "Liberal" Change in Control Definition	The 2025 Plan does not provide a "liberal" change in control definition, which means that a change in control must actually occur in order for the change in control provisions in the 2025 Plan to be triggered.
No Automatic "Single-Trigger" Vesting on a Change in Control	The 2025 Plan generally provides for "double-trigger" vesting of equity awards that are assumed in a change in control transaction, which means that awards which are assumed in the transaction generally will continue to vest based on continued service, or, if earlier, upon a termination without cause or, where applicable, a resignation for good reason, within 1 year after the change in control. Awards that are not assumed in the transaction would vest on a "single-trigger" basis upon a change in control.
No Liberal Share Recycling for Stock Option and SAR Awards	The 2025 Plan prohibits share recycling with respect to stock options and stock appreciation rights (or "SARs"), meaning that shares used to pay the exercise price of a stock option, shares used to satisfy a tax withholding obligation with respect to a stock option or a SAR, and shares that are repurchased by the Company with stock option proceeds will not be added back to the 2025 Plan. In addition, when a SAR is settled in shares, all of the shares underlying the SAR will be counted against the share limit of the 2025 Plan. However, shares withheld to satisfy a tax withholding obligation with respect to a "full-value" award (*i.e.*, an award other than a stock option or SAR) will be recycled back into the 2025 Plan's share reserve.
No Discounted Stock Options or SARs	The 2025 Plan does not permit the use of "discounted" stock options or SARs.
No Re-Pricing of Stock Options or SARs; No Reload Awards	The 2025 Plan does not permit the "re-pricing" of stock options and SARs without stockholder approval. This includes a prohibition on cash buyouts of underwater options or SARs and "reloads" in connection with the exercise of options or SARs.
Forfeiture and Recoupment Provisions	Awards granted under the 2025 Plan may be subject to forfeiture or recoupment as provided by the Compensation Committee in the event of certain detrimental activity, such as a participant's breach of restrictive covenants. Awards under the 2025 Plan are subject to forfeiture or recoupment under our Compensation Recovery Policy and may be subject to other similar applicable policies.

Proxy Statement

Feature	Description
No Dividends or Dividend Equivalents on Unvested Awards or Stock Options/SARs	No dividends or dividend equivalents will be paid currently while awards are unvested. Instead, any dividends or dividend equivalents with respect to unvested awards will be accumulated or deemed reinvested until such time as the underlying award becomes earned and vested (including, where applicable, the achievement of performance goals). Additionally, no dividend equivalents will be granted with respect to any shares underlying a stock option or SAR.
Stock Ownership Guidelines	Shares issued pursuant to the 2025 Plan are subject to the Company's stock ownership guidelines. Under the Company's current stock ownership guidelines, our executive officers and non-employee directors are required to hold 50% of all Company shares received through the Company's incentive compensation plans until the executive officer or non-employee director achieves the applicable target ownership level.

Summary of the Plan

A summary of the material terms of the 2025 Plan is provided below and the complete text of the 2025 Plan is attached as *Exhibit A* to this proxy statement. The following summary of the 2025 Plan does not purport to be complete and is qualified in its entirety by reference to *Exhibit A*.

Awards and Term of the Plan

Awards granted under the 2025 Plan may be in the form of stock options (which may be incentive stock options or nonqualified stock options), SARs, restricted stock, restricted stock units, other share-based awards and cash awards. No awards may be made under the 2025 Plan after May 13, 2035, or such earlier date as the Board may terminate the 2025 Plan.

Administration

The 2025 Plan will be administered by the Compensation Committee of the Board, or by such other committee or subcommittee as may be appointed by our Board. The Compensation Committee can make rules and regulations and establish such procedures for the administration of the 2025 Plan as it deems appropriate, and may delegate any of its authority to one or more directors or employees, to the extent permitted by applicable laws. Our Board also reserves the authority to administer and issue awards under the 2025 Plan.

Eligibility and Participation

The 2025 Plan permits grant of awards to our non-employee directors and to employees and consultants of the Company and our subsidiaries, except that incentive stock options may only be granted to our employees and employees of our subsidiaries. While all such individuals are eligible to receive awards, only those individuals who are selected for an award by the Compensation Committee will actually become participants in the Plan. We have nine non-employee directors, approximately 6,000 employees and 20 consultants who would be eligible to receive awards under the 2025 Plan if so selected for participation by the Compensation Committee.

Shares Available

The maximum number of shares that may be issued or transferred with respect to awards under the 2025 Plan as of the Effective Date is 2,190,570, less one share for each share that is subject to an award granted under the 2017 Plan after the Cutoff Date. The maximum number of shares that may be issued as incentive stock options is 2,190,570 shares. Any shares issued under the 2025 Plan may be authorized but unissued shares, treasury shares, shares purchased in the open market, or a combination of the foregoing.

The shares available for issuance under the 2025 Plan will be depleted by each share that is granted pursuant to an award under the 2025 Plan after the Effective Date.

The shares available for issuance under the 2025 Plan will be increased by any shares covered by any outstanding award granted under the 2025 Plan or the 2017 Plan that, after the Cutoff Date, are forfeited, canceled, surrendered, settled in cash or otherwise settled without the issuance of shares thereunder plus any shares withheld to satisfy a tax withholding obligation with respect to a "full-value" award (that is, an award other than a stock option or a SAR). Shares used to pay the exercise price of stock options, repurchased by us with stock option proceeds, or used to pay withholding taxes upon exercise or vesting of stock options or SARs, will not again be available for issuance under the 2025 Plan. In addition, when a SAR is exercised and settled in shares, all of the shares underlying the SAR will be counted against the share limit of the 2025 Plan regardless of the number of shares used to settle the SAR.

Shares granted through awards that are granted in assumption of, or in substitution or exchange for, outstanding awards previously granted by an entity acquired directly or indirectly by the Company or with which the Company directly or indirectly merges or consolidates, shall not count against the share limit above, except as may be required by the rules and regulations of any stock exchange or trading market.

Non-Employee Director Award Limits

The 2025 Plan provides that the aggregate grant date fair value of all awards granted to any single non-employee director during any single calendar year (determined as of the applicable grant date(s) under applicable financial accounting rules), taken together with any cash fees paid to the non-employee director during the same calendar year, may not exceed $750,000 (excluding awards made pursuant to deferred compensation arrangements made in lieu of all or a portion of cash retainers and any dividends payable on outstanding awards).

Stock Options

Subject to the terms and provisions of the 2025 Plan, options to purchase shares may be granted to eligible individuals at any time and from time to time as determined by the Compensation Committee. Options may be granted as incentive stock options or as non-qualified stock options. Subject to the limits provided in the 2025 Plan, the Compensation Committee or its delegate will determine the number of options granted to each recipient. Each option grant will be evidenced by a stock option agreement that specifies whether the options are intended to be incentive stock options or non-qualified stock options and such additional limitations, terms and conditions as the Compensation Committee may determine.

The exercise price for each stock option may not be less than 100% of the fair market value of a share on the date of grant, and each stock option shall have a term no longer than 10 years. The method of exercising a stock option granted under the 2025 Plan will be set forth in the applicable award agreement and may include payment of cash or cash equivalent, tender of previously acquired shares with a fair market value equal to the exercise price, a cashless exercise (including withholding of shares otherwise deliverable on exercise or a broker-assisted arrangement as permitted by applicable laws), a combination of the foregoing methods, or any other method approved by the Compensation Committee in its discretion.

The grant of a stock option does not accord the recipient the rights of a stockholder, and such rights accrue only after the exercise of the stock option and the registration of shares in the recipient's name.

Stock Appreciation Rights

The Compensation Committee in its discretion may grant SARs under the 2025 Plan. A SAR entitles the holder to receive from us upon exercise an amount equal to the excess, if any, of the aggregate fair market value of a

specified number of shares that are the subject of such SAR over the aggregate exercise price for the underlying shares. The exercise price for each SAR may not be less than 100% of the fair market value of a share on the date of grant, and each SAR shall have a term no longer than 10 years.

We may make payment of the amount to which the participant exercising SARs is entitled by delivering shares, cash or a combination of stock and cash as set forth in the applicable award agreement. Each SAR will be evidenced by an award agreement that specifies the date and terms of the award and such additional limitations, terms and conditions as the Compensation Committee may determine.

Restricted Stock

Under the 2025 Plan, the Compensation Committee may grant or sell restricted stock to plan participants (*i.e.*, shares that are subject to a substantial risk of forfeiture and restrictions on transferability). Except for these restrictions and any others imposed by the Compensation Committee, upon the grant of restricted stock, the recipient will have rights of a stockholder with respect to the restricted shares, including the right to vote the restricted shares and to receive dividends and other distributions paid or made with respect to the restricted shares, except that any dividends with respect to unvested restricted stock will be accumulated or deemed reinvested until the underlying restricted stock is earned and vested. During the applicable restriction period, the recipient may not sell, transfer, pledge, exchange or otherwise encumber the restricted stock. Each restricted stock award will be evidenced by an award agreement that specifies the terms of the award and such additional limitations, terms and conditions, which may include restrictions based upon the achievement of performance objectives, as the Compensation Committee may determine.

Restricted Stock Units

Under the 2025 Plan, the Compensation Committee may grant or sell to plan participants restricted stock units, which constitute an agreement to deliver shares (or an equivalent value in cash) to the participant at the end of a specified restriction period and subject to such other terms and conditions as the Compensation Committee may specify. Restricted stock units are not shares and do not entitle the recipients to the rights of a stockholder. Restricted stock units granted under the 2025 Plan may be subject to performance conditions. Restricted stock units will be settled in cash or shares, in an amount based on the fair market value of a share on the settlement date. Each restricted stock unit award will be evidenced by an award agreement that specifies the terms of the award and such additional limitations, terms and conditions as the Compensation Committee may determine, which may include restrictions based upon the achievement of performance objectives.

Other Share-Based Awards

The 2025 Plan also provides for grants of other share-based awards under the plan, which may include unrestricted shares or time-based or performance-based unit awards that are settled in shares or cash. Each other share-based award will be evidenced by an award agreement that specifies the terms of the award and such additional limitations, terms and conditions as the Compensation Committee may determine.

Dividend Equivalents

As determined by the Compensation Committee in its discretion, restricted stock units or other share-based awards may provide the participant with a deferred and contingent right to receive dividend equivalents, either in cash or in additional shares. Any such dividend equivalents will be accumulated or deemed reinvested until such time as the underlying award becomes earned and vested (including, where applicable, the achievement of performance objectives). No dividend equivalents shall be granted with respect to shares underlying any stock option or SAR.

Cash Awards

The 2025 Plan authorizes the Compensation Committee to grant cash awards, which will be evidenced by an award agreement that specifies the terms of the award, such as the achievement of applicable stated performance objectives.

Minimum Vesting Requirements

In general, each award granted under the 2025 Plan that may be settled in shares will have a minimum vesting or performance period of at least one year from the date of grant. However, awards covering up to 5% of the 2025 Plan's share reserve may be granted as unrestricted awards or otherwise with a vesting or performance period of less than one year.

Discretion to Accelerate Vesting

The Compensation Committee may accelerate the vesting of an award or deem an award to be earned, in whole or in part, in the event of a change in control, or a participant's death, disability, retirement, or termination without cause (in each case as determined by the Committee) or upon any other event as determined by the Committee in its sole and absolute discretion.

Performance Objectives

The Plan provides that performance objectives may be established by the Compensation Committee in connection with any award granted under the 2025 Plan. Performance objectives may relate to performance of the Company or one or more of our subsidiaries, divisions, departments, units, functions, partnerships, joint ventures or minority investments, product lines or products, or the performance of an individual participant, and performance objectives may be made relative to the performance of a group or companies or a special index of companies.

The Compensation Committee may, in its discretion, grant awards under the 2025 Plan including for performance goals based on the attainment of specified levels of one or more of the following measures: (i) total stockholder return; (ii) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index; (iii) net income; (iv) pretax earnings; (v) earnings before interest expense, taxes, depreciation and amortization; (vi) earnings before interest expense, taxes, depreciation and amortization and before bonuses, service fees, and extraordinary or special items; (vii) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (viii) operating margin; (ix) operating income; (x) earnings per share; (xi) return measures (including return on equity, return on capital, return on invested capital, return on investment, and/or return on net assets); (xii) operating earnings; (xiii) working capital; (xiv) ratio of debt to stockholders' equity; (xv) free cash flow; (xvi) revenue; (xvii) stock price; or (xviii) or any other criteria that the Compensation Committee, in its sole discretion, deems to be appropriate. Performance objectives, goals, and achievement may be amended by the Compensation Committee to include or exclude components of any performance objective, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements, changes in law or accounting principles, and other factors or other special rules and conditions that the Compensation Committee may establish at any time.

Change in Control

The 2025 Plan generally provides for "double-trigger" vesting of equity awards in connection with a change in control of the Company, as described below.

To the extent that outstanding awards granted under the 2025 Plan are assumed, then, except as otherwise provided in the applicable award agreement or in an applicable severance plan or written agreement with the participant, all outstanding awards will continue to vest and become exercisable (as applicable) based on continued service during the remaining vesting period, with performance-based awards generally being converted to service-based awards at the "target" level (if less than half of the performance period has been completed) or based on actual performance as of the change in control (if at least half of the performance period has been completed). Vesting and exercisability (as applicable) of awards that are assumed in connection with a change in control generally would be accelerated in full on a "double-trigger" basis, if, within one year after the change in control, the participant's employment is involuntarily terminated without cause, or, for a participant who is entitled to "good reason" protections under the applicable award agreement or pursuant to a severance plan or other written agreement, such participant terminates his or her employment for "good reason" (as defined in the applicable award agreement, severance plan or other written agreement). Any stock options or SARs that become vested on a "double-trigger" basis generally would remain exercisable for at least one year after the termination of the participant's employment.

To the extent outstanding awards granted under the 2025 Plan are not assumed, then such awards generally would become vested in full on a "single-trigger" basis, effective immediately prior to the change in control, with performance-based awards generally becoming vested at the "target" level (if less than half of the performance period has been completed) or based on actual performance as of the change in control (if at least half of the performance period has been completed). Any stock options or SARs that become vested on a "single-trigger" basis generally would remain exercisable for at least fifteen days prior to the change in control.

The Compensation Committee has the discretion to determine whether or not any outstanding awards granted under the 2025 Plan will be assumed by the resulting entity in connection with a change in control, and the Compensation Committee has the authority to make appropriate adjustments in connection with the assumption of any awards. The Compensation Committee also has the right to cancel any outstanding awards in connection with a change in control, in exchange for a payment in cash or other property (including shares of the resulting entity) in an amount equal to the excess of the fair market value of the shares subject to the award over any exercise price related to the award, including the right to cancel any "underwater" stock options and SARs without payment therefor.

For purposes of the 2025 Plan, a "change in control" generally means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company in which the Company is not the surviving entity (but, for purposes of clarity, a "change in control" does not include a mere change in state of incorporation or similar transaction); (ii) a sale of substantially all of the Company's assets; or (iii) any transaction (including a merger or reorganization) that results in any person or entity owning 50% or more of the combined voting power of all classes of the Company's stock.

Whether a participant's employment has been terminated for "cause" will be determined by the Compensation Committee. Unless otherwise provided in the applicable award agreement or in an applicable severance plan or written agreement with the participant, "cause", as a reason for termination of a participant's employment generally includes (i) the participant's willful and continued failure to perform his or her principal duties (other than a failure resulting from vacation, leave of absence, or incapacity due to injury, accident, illness, or physical or mental capacity) after the participant has been given notice and an opportunity to correct the failure; (ii) the participant's chronic alcoholism or addiction to non-medically prescribed drugs; (iii) the participant's theft or

embezzlement of the money, equipment, securities, or other property of the Company or a subsidiary; (iv) the participant's conviction of, or plea of guilty or nolo contendere to, any felony or misdemeanor involving moral turpitude or dishonesty; or (v) the participant's material breach of any employment or similar agreement with the Company or a subsidiary, after the participant has been given notice and an opportunity to cure the breach.

Forfeiture and Recoupment of Awards

The Compensation Committee may reserve the right in an award agreement to cause the forfeiture or recoupment of any award if a participant violates or breaches any applicable agreement, such as an employment agreement or a non-competition, confidentiality or non-solicitation (of Company employees or clients) agreement. An award may also be annulled if a participant's employment is terminated by the Company for cause. In addition, awards granted under the 2025 Plan are subject to forfeiture or recoupment as provided pursuant to our Compensation Recovery Policy and may be subject to other similar applicable policies.

Adjustments

In the event of any equity restructuring, such as a stock dividend, stock split, spin off, rights offering or recapitalization through a large, nonrecurring cash dividend, the Compensation Committee will adjust the number and kind of shares that may be delivered under the 2025 Plan, the individual share award limits, and, with respect to outstanding awards, the number and kind of shares subject to outstanding awards and the exercise price or other price of shares subject to outstanding awards, to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation or liquidation, the Compensation Committee may, in its discretion, make such equitable adjustment as described in the foregoing sentence, to prevent dilution or enlargement of rights. However, unless otherwise determined by the Compensation Committee, we will always round down to a whole number of shares subject to any award. Moreover, if a transaction or adjustment event occurs, the Compensation Committee, in its discretion, may (i) substitute any or all outstanding awards as it, in good faith, determines is equitable given the circumstances or (ii) modify, amend or cancel any awards or waiving restrictions or conditions applicable to any award, provided that such action does not materially diminish participant rights.

Transferability

Except as the Compensation Committee otherwise determines, awards granted under the 2025 Plan will not be transferable by a participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Compensation Committee, stock options and SARs will be exercisable during a participant's lifetime only by him or her or, in the event of the participant's incapacity, by his or her guardian or legal representative. Any award made under the 2025 Plan may provide that any shares issued as a result of the award will be subject to further restrictions on transfer.

Amendment; Prohibition on Re-Pricing

The Board may amend, alter or discontinue the 2025 Plan at any time, with stockholder approval to the extent required by applicable laws. No such amendment or termination, however, may adversely affect in any material way any holder of outstanding awards without his or her consent, except for amendments made to cause the plan to comply with applicable law, stock exchange rules or accounting rules.

Except in connection with a corporate transaction, no award may be amended or otherwise subject to any action that would be treated as a "re-pricing" of such award, unless such action is approved by our stockholders.

Proxy Statement

Indemnification

In the unlikely event of a claim against a director, employee, the Board, or the Compensation Committee arising out of acts or omissions related to the 2025 Plan or awards granted under it, the Company will indemnify and hold harmless such individuals, if permitted under applicable laws and our governing documents.

Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences of awards made under the 2025 Plan, based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the Plan. The income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws.

Non-Qualified Stock Options. A participant will not recognize taxable income at the time of grant of a non-qualified stock option, and we will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and we generally will be entitled to a corresponding deduction.

Incentive Stock Options. A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date the shares were transferred, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction. If, however, such shares are disposed of within either of such two- or one-year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price, and we generally will be entitled to a corresponding deduction.

Stock Appreciation Rights. A participant will not recognize taxable income at the time of grant of a SAR, and we will not be entitled to a tax deduction at such time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) equal to the fair market value of any shares delivered and the amount of cash paid by us, and we generally will be entitled to a corresponding deduction.

Restricted Stock. A participant will not recognize taxable income at the time of grant of restricted stock, and we will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Internal Revenue Code to be taxed at such time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares.

Restricted Stock Units. A participant will not recognize taxable income at the time of grant of a restricted stock unit award, and we will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of

settlement of the award equal to the fair market value of any shares delivered and the amount of cash paid by us, and we generally will be entitled to a corresponding deduction.

Other Share-Based Awards and Cash Awards. Generally, participants will recognize taxable income at the time of payment of cash awards and at the time of settlement of other share-based awards (with the amount of income recognized pursuant to other share-based awards generally being equal to the amount of cash and the fair market value of any shares delivered under the award). We generally will be entitled to a corresponding deduction.

Section 162(m). Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to each covered employee (which generally includes the named executive officers). This deduction limit may apply to awards granted under the Plan.

Section 409A. Section 409A of the Internal Revenue Code imposes certain restrictions upon the payment of nonqualified deferred compensation. We intend that awards granted under the 2025 Plan will be designed and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Internal Revenue Code. However, the Company does not warrant the tax treatment of any award under Section 409A or otherwise.

Registration with the SEC

The Company intends to file a Registration Statement on Form S-8 relating to the issuance of shares under the 2025 Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, after approval of the 2025 Plan by the Company's stockholders.

New Plan Benefits

Because it is within the discretion of the Compensation Committee to determine which non-employee directors, employees and consultants will receive awards and the amount and type of such awards, it is not presently possible to determine the number of individuals to whom awards will be made in the future under the 2025 Plan or the amount of such awards.

Board Recommendation

> **The Board of Directors UNANIMOUSLY recommends that you vote "FOR" the approval of the Wabash National Corporation 2025 Omnibus Incentive Plan.**

Proxy Statement

Beneficial Ownership Information

Beneficial Ownership of Common Stock

The following table sets forth certain information as of March 19, 2025 (unless otherwise specified), with respect to the beneficial ownership of our Common Stock by each person who is known to own beneficially more than 5% of the outstanding shares of Common Stock, each person currently serving as a director, each nominee for director, each NEO (as defined in the Compensation Discussion & Analysis above), and all directors and executive officers as a group:

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES OF COMMON STOCK BENEFICIALLY OWNED (1)	PERCENT OF CLASS (ROUNDED)
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	8,021,031 [2]	17.4%
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	5,315,253 [3]	12.08%
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, Texas 78746	2,838,806 [4]	6.2%
Therese M. Bassett	39,749 [5]	*
John G. Boss	99,367 [6]	*
Trent J. Broberg	9,918 [7]	*
M. Kristin Glazner	84,359 [8]	*
Patrick J. Keslin	2,728 [9]	*
Larry J. Magee	96,149 [10]	*
Ann D. Murtlow	77,372 [11]	*
Kevin J. Page	60,306 [12]	*
Michael N. Pettit	85,493 [13]	*
Sudhanshu Priyadarshi	6,386 [14]	*
Dustin T. Smith	27,778	*
Scott K. Sorensen	103,666 [15]	*
Stuart A. Taylor II	41,568 [16]	*
Brent L. Yeagy	286,326 [17]	*
All of our directors and current executive officers as a group (14 persons)	934,694 [18]	2.21%

* Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to restricted stock units and/or performance stock units are not deemed outstanding by the Company for purposes of reporting on Common Stock outstanding. As such, only those units that will vest within 60 days of March 19, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such units. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of March 19, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Based solely on the Schedule 13G/A filed January 19, 2024 reflecting holdings as of December 31, 2023 by BlackRock, Inc. on its own behalf and on behalf of its subsidiaries BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited and Blackrock Fund Managers Ltd (collectively, the

"BlackRock Subsidiaries"). BlackRock, Inc. has sole voting power with respect to 7,943,517 shares and sole dispositive power over 8,021,031 shares. BlackRock, Inc. does not have shared voting power or shared dipositive power with respect to any shares. None of the BlackRock Subsidiaries claim beneficial ownership of 5% or greater of the outstanding shares of Common Stock except for BlackRock Fund Advisors.

(3) Based solely on the Schedule 13G/A filed November 12, 2024 reflecting holdings as of September 30, 2024 by The Vanguard Group. The Vanguard Group does not have sole voting power with respect to any shares. The Vanguard Group has shared voting power with respect to 36,455 shares, sole dispositive power with respect to 5,236,179 shares, and shared dispositive power with respect to 79,074 shares. None of the Vanguard Group's subsidiaries claim beneficial ownership of 5% or greater of the outstanding shares of Common Stock.

(4) Based solely on the Schedule 13G/A filed February 9, 2024 reflecting holdings as of December 29, 2023 by Dimensional Fund Advisors LP and its subsidiaries. Dimensional Fund Advisors LP has sole voting power with respect to 2,782,668 shares and sole dispositive power with respect to 2,838,806 shares. Dimensional Fund Advisors LP does not have shared voting power or shared dipositive power with respect to any shares. None of Dimensional Fund Advisors LP's subsidiaries claim beneficial ownership of 5% or greater of the outstanding shares of Common Stock.

(5) Excludes 6,307 unvested restricted stock units held by Ms. Bassett that will vest more than 60 days after March 19, 2025.

(6) Excludes 6,307 unvested restricted stock units held by Mr. Boss that will vest more than 60 days after March 19, 2025.

(7) Excludes 6,307 unvested restricted stock units held by Mr. Broberg that will vest more than 60 days after March 19, 2025.

(8) Excludes 56,844 unvested restricted stock units held by Ms. Glazner that will vest more than 60 days after March 19, 2025.

(9) Excludes 27,354 unvested restricted stock units held by Mr. Keslin that will vest more than 60 days after March 19, 2025.

(10) Excludes 6,307 unvested restricted stock units held by Mr. Magee that will vest more than 60 days after March 19, 2025.

(11) Through a family estate planning structure, Ms. Murtlow shares voting and investment power on all shares with her spouse (other than with respect to any deferred shares). Excludes 6,307 unvested restricted stock units held by Ms. Murtlow that will vest more than 60 days after March 19, 2025.

(12) Excludes 23,220 unvested restricted stock units held by Mr. Page that will vest more than 60 days after March 19, 2025.

(13) Excludes 85,921 unvested restricted stock units held by Mr. Pettit that will vest more than 60 days after March 19, 2025.

(14) Excludes 6,307 unvested restricted stock units held by Mr. Priyadarshi that will vest more than 60 days after March 19, 2025.

(15) Through a family estate planning structure, Mr. Sorensen shares voting and investment power on all reported shares with his spouse (other than with respect to any deferred shares). Excludes 6,307 unvested restricted stock units held by Mr. Sorensen that will vest more than 60 days after March 19, 2025.

(16) Excludes 6,307 unvested restricted stock units held by Mr. Taylor that will vest more than 60 days after March 19, 2025.

(17) Excludes 298,800 unvested restricted stock units held by Mr. Yeagy that will vest more than 60 days after March 19, 2025.

(18) Excludes 588,724 unvested restricted stock units held by all of our directors and current executive officers as a group.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and 10% stockholders to file reports of ownership of our equity securities. To our knowledge, based solely on our review of the copies of such forms furnished to us in 2024 and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements of our directors and executive officers were timely met.

General Information

Availability of Certain Documents

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 is posted with this Proxy Statement. You also may obtain additional copies without charge and without the exhibits by writing to: Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905. These documents also are available through our website at www.onewabash.com.

The charters for our Audit, Compensation, Nominating, Corporate Governance and Sustainability, and Finance Committees, as well as our Corporate Governance Guidelines and the Codes, are available on the Governance/Governance Documents page of the Investor Relations section of our website at ir.onewabash.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905.

Communications with the Board of Directors

Stockholders or other interested persons wishing to make known complaints or concerns about our accounting, internal accounting controls or auditing matters, or bring other concerns to the Board or the Audit Committee, or to otherwise communicate with our independent directors as a group or the entire Board, individually or as a group, may do so by sending an email to board@onewabash.com, or by writing to Wabash National Corporation, Attention: General Counsel, 3900 McCarty Lane, Lafayette, Indiana 47905. You may report your concerns anonymously or confidentially.

Stockholder Proposals and Nominations

Stockholder Proposals for Inclusion in 2026 Proxy Statement. To be eligible for inclusion in the proxy statement for our 2026 Annual Meeting, stockholder proposals must be received by the Company's Corporate Secretary no later than the close of business on December 2, 2025. However, if the date of the 2026 Annual Meeting has changed by more than 30 days from the date of the 2025 Annual Meeting indicated herein, then stockholder proposals must be received a reasonable time before the Company begins to print and send its proxy materials for the 2026 Annual Meeting. Proposals should be sent to Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905 and follow the procedures required by Rule 14a-8 of the Exchange Act.

Stockholder Director Nominations and Other Stockholder Proposals for Presentation at the 2026 Annual Meeting. Under our Bylaws, written notice of stockholder nominations to the Board of Directors and any other business proposed by a stockholder to be brought before an annual meeting that is not included in our proxy statement must be delivered to the Company's Corporate Secretary no later than the close of business of the 90th day prior nor more than the close of business of the 120th day prior to the first anniversary of the preceding year's annual meeting. Accordingly, any stockholder who wishes to have a nomination or other business considered at the 2026 Annual Meeting must deliver a written notice (containing the information specified in our Bylaws regarding the stockholder, the nominee and the proposed action, as appropriate) to the Company's Corporate Secretary between the close of business on January 14, 2026 and the close of business on February 13, 2026. However, if the date of the 2026 Annual Meeting is more than 30 days before or after the first anniversary of the 2025 Annual Meeting, any stockholder who wishes to have a nomination or other business considered at the 2026 Annual Meeting must deliver written notice (containing the information specified in our Bylaws regarding the stockholder, the nominee and the proposed action, as appropriate) to the Company's Corporate Secretary not earlier than the close of business on the 120th day prior to such Annual Meeting and not later than the close of business of the 90th day prior to such Annual Meeting or the tenth day following the public announcement of such Annual Meeting. SEC rules permit management to vote proxies in its discretion with respect to such matters if we advise stockholders how management intends to vote. A nomination or other proposal will be disregarded if it does not

comply with the above procedure and any additional requirements set forth in our Bylaws. Please note that these requirements are separate from the SEC's requirements to have your proposal included in our proxy materials. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the additional information required by Rule 14a-19 under the Exchange Act of 1934 between the close of business on January 14, 2026 and the close of business on February 13, 2026.

Householding of Proxy Materials

Stockholders residing in the same household who hold their stock through a bank or broker may receive only one set of proxy materials in accordance with a notice sent earlier by their bank or broker. This practice of sending only one copy of proxy materials is called "householding" and this practice saves us money in printing and distribution costs and reduces the environmental impact of our Annual Meeting. This practice will continue unless instructions to the contrary are received by your bank or broker from one or more of the stockholders within the household. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive separate copies of the proxy materials, now or in the future, should submit a request to the Company by telephone at (765) 771-5310 or by submitting a written request to Wabash National Corporation c/o Director-Investor Relations, 3900 McCarty Lane, Lafayette, IN 47905.

If you hold your shares in "street name" and reside in a household that received only one copy of the proxy materials, you can request to receive a separate copy in the future by following the instructions sent by your bank or broker. If your household is receiving multiple copies of the proxy materials, you may request that only a single set of materials be sent by following the instructions sent by your bank or broker.

By Order of the Board of Directors,

M. Kristin Glazner
Senior Vice President, Chief Administrative Officer,
Corporate Secretary

Proxy Statement

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Wabash National Corporation 2025 Omnibus Incentive Plan

1. Establishment, Purpose, Duration.

a. <u>Establishment</u>. Wabash National Corporation (the "Company") hereby establishes an equity compensation plan to be known as the Wabash National Corporation 2025 Omnibus Incentive Plan (the "Plan"). The Plan was approved by the Board on February 12, 2025, and will become effective upon approval of the Plan by the stockholders of the Company (the date of such stockholder approval being the "Effective Date"). Definitions of capitalized terms used in the Plan are contained in Section 2 of the Plan.

b. <u>Purpose</u>. The purpose of the Plan is to attract and retain Directors, key Employees and Consultants of the Company and its Subsidiaries and to provide to such persons incentives and rewards for superior performance.

c. <u>Duration</u>. No Award may be granted under the Plan after the day immediately preceding the tenth (10th) anniversary of the Effective Date, or such earlier date as the Board shall determine. Notwithstanding the foregoing, no ISOs may be granted more than ten (10) years after the earlier of approval by the Board or the stockholders of the Plan (or any amendment to the Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code). The Plan will remain in effect with respect to outstanding Awards until no Awards remain outstanding.

d. <u>Termination of 2017 Plan</u>. If the Company's stockholders approve the Plan, the Wabash National Corporation 2017 Omnibus Incentive Plan (the "2017 Plan") will terminate in its entirety effective on the Effective Date and no further awards will be granted under the 2017 Plan after the Effective Date; provided that all outstanding awards under the 2017 Plan as of the Effective Date shall remain outstanding and shall be administered and settled in accordance with the provisions of the 2017 Plan.

2. Definitions. As used in the Plan, the following definitions shall apply.

"2017 Plan" has the meaning given such term in Section 1(d).

"Applicable Laws" means the applicable requirements relating to the administration of equity-based compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, the rules of any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan.

"Award" means an award of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Share-Based Awards, or Cash Awards granted pursuant to the terms and conditions of the Plan.

"Award Agreement" means either: (a) an agreement, in written or electronic format, entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under the Plan; or (b) a statement, in written or electronic format, issued by the Company to a Participant describing the terms and provisions of such Award, which need not be signed by the Participant.

"Board" means the Board of Directors of the Company.

"Cash Award" shall mean a cash Award granted pursuant to Section 11 of the Plan.

"Cause" shall mean, with respect to any Participant, as determined by the Committee and unless otherwise provided in an applicable Award Agreement or other written agreement between such Participant and the Company or a Subsidiary, or in a Company severance plan applicable to such Participant, (a) the Participant's willful and continued failure to perform his or her principal duties (other than any such failure resulting from

vacation, leave of absence, or incapacity due to injury, accident, illness, or physical or mental capacity) as reasonably determined by the Committee in good faith after the Participant has been given written, dated notice by the Committee specifying in reasonable detail his or her failure to perform and specifying a reasonable period of time, but in any event not less than twenty (20) business days, to correct the problems set forth in the notice; (b) the Participant's chronic alcoholism or addiction to non-medically prescribed drugs; (c) the Participant's theft or embezzlement of the Company's (or a Subsidiary's) money, equipment, securities, or other property; (d) the conviction of the Participant of, or the entry of a plea of guilty or nolo contendere by the Participant to, any felony or misdemeanor involving moral turpitude or dishonesty; or (e) the Participant's material breach of any employment or similar agreement with the Company or a Subsidiary, and the failure of the Participant to cure such breach within ten (10) business days of written notice thereof specifying the breach. No act or omission on the part of a Participant shall be considered willful unless it is done by the Participant in bad faith or with Participant out reasonable belief that the Participant's action was in the best interests of the Company. Any act or omission based upon authority given pursuant to a resolution duly adopted by the Committee or the Board or based upon the advice of counsel of the Company shall be conclusively deemed to be done by the Participant in good faith and in the best interests of the Company.

"Change in Control" means, unless otherwise provided in an applicable Award Agreement, (a) the dissolution or liquidation of the Company or the consummation of a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity (but, for purposes of clarity, a Change in Control does not include a mere change in state of incorporation or similar transaction), (b) a sale of substantially all of the assets of the Company to another person or entity, or (c) the consummation of any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity owning 50% or more of the combined voting power of all classes of stock of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation Committee of the Board or such other committee or subcommittee of the Board as may be duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. To the extent required by Applicable Laws, the Committee shall consist of two or more members of the Board, each of whom is a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act and an "independent director" within the meaning of applicable rules of any securities exchange upon which Shares are listed.

"Company" has the meaning given such term in Section 1(a) and any successor thereto.

"Consultant" means an independent contractor who (a) performs services for the Company or a Subsidiary in a capacity other than as an Employee or Director, and (b) qualifies as a consultant or advisor under the applicable rules of the SEC for registration of shares on a Form S-8 Registration Statement.

"Cutoff Date" has the meaning given such term in Section 3(a).

"Date of Grant" means the date specified by the Committee on which the grant of an Award is to be effective. The Date of Grant shall not be earlier than the date of the resolution and action therein by the Committee. In no event shall the Date of Grant be earlier than the Effective Date.

"Director" means any individual who is a member of the Board and who is not an Employee.

"Effective Date" has the meaning given such term in Section 1(a).

"Employee" means any employee of the Company or a Subsidiary; provided, however, that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, the term "Employee" has the meaning given to such term in Section 3401(c) of the Code, as interpreted by the regulations thereunder and Applicable Law.

"Exchange Act" means the Securities Exchange Act of 1934 and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

"Fair Market Value" means the value of one Share on any relevant date, determined under the following rules: (a) the closing sale price per Share on that date as reported on the New York Stock Exchange or such other principal exchange on which Shares are then trading, if any, or if there are no sales on that date, on the next preceding trading day during which a sale occurred; (b) if the Shares are not reported on a principal exchange or national market system, the average of the closing bid and asked prices last quoted on that date by an established quotation service for over-the-counter securities; or (c) if neither (a) nor (b) applies, (i) with respect to Stock Options, Stock Appreciation Rights and any Award of stock rights that is subject to Section 409A of the Code, the value as determined by the Committee through the reasonable application of a reasonable valuation method, taking into account all information material to the value of the Company, within the meaning of Section 409A of the Code, and (ii) with respect to all other Awards, the fair market value as determined by the Committee in good faith.

"Good Reason" shall be applicable under the Plan with respect to a Participant only to the extent provided in the applicable Award Agreement, or if such Participant is a party to an applicable employment agreement or other written agreement with the Company or a Subsidiary that defines such term, or if such Participant participates in a Company severance plan that defines such term, in which case, "Good Reason" shall have the meaning given such term with respect to such Participant in the applicable Award Agreement, employment agreement, other written agreement or severance plan.

"Incentive Stock Option" or "ISO" means a Stock Option that is designated as an Incentive Stock Option and that is intended to meet the requirements of Section 422 of the Code.

"Nonqualified Stock Option" means a Stock Option that is not intended to meet the requirements of Section 422 of the Code or otherwise does not meet such requirements.

"Other Share-Based Award" means an equity-based or equity-related Award not otherwise described by the terms of the Plan, granted in accordance with the terms and conditions set forth in Section 10.

"Participant" means any eligible individual as set forth in Section 5 who holds one or more outstanding Awards.

"Performance Objectives" means any performance objective or objectives established by the Committee with respect to an Award granted pursuant to the Plan. Any Performance Objectives may relate to the performance of the Company or one or more of its Subsidiaries, divisions, departments, units, functions, partnerships, joint ventures or minority investments, product lines or products, or the performance of the individual Participant, and may include, without limitation, Performance Objectives based on one or more of the following criteria: (i) total stockholder return; (ii) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index; (iii) net income; (iv) pretax earnings; (v) earnings before interest expense, taxes, depreciation and amortization; (vi) earnings before interest expense, taxes, depreciation and amortization and before bonuses, service fees, and extraordinary or special items; (vii) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (viii) operating margin; (ix) operating income; (x) earnings per share; (xi) return

measures (including return on equity, return on capital, return on invested capital, return on investment, and/or return on net assets); (xii) operating earnings; (xiii) working capital; (xiv) ratio of debt to stockholders' equity; (xv) free cash flow; (xvi) revenue; (xvii) stock price; or (xviii) or any other criteria that the Committee determines in its sole discretion to be appropriate. In establishing a Performance Objective or determining the achievement of a Performance Objective, the Committee may provide that achievement of the applicable Performance Objectives may be amended or adjusted to include or exclude components of any Performance Objective, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. Performance Objectives shall be subject to such other special rules and conditions as the Committee may establish at any time.

"Plan" means this Wabash National Corporation 2025 Omnibus Incentive Plan, as amended from time to time.

"Restricted Stock" means Shares granted or sold pursuant to Section 8 as to which neither the substantial risk of forfeiture nor the prohibition on transfers referred to in such Section 8 has expired.

"Restricted Stock Unit" means a grant or sale of the right to receive Shares or cash at the end of a specified restriction period made pursuant to Section 9.

"SEC" means the United States Securities and Exchange Commission.

"Share" means a share of common stock of the Company, $0.01 par value per share, or any security into which such Share may be changed by reason of any transaction or event of the type referred to in Section 15.

"Stock Appreciation Right" means a right granted pursuant to Section 7.

"Stock Option" means a right to purchase a Share granted to a Participant under the Plan in accordance with the terms and conditions set forth in Section 6. Stock Options may be either Incentive Stock Options or Nonqualified Stock Options.

"Subsidiary" means: (a) with respect to an Incentive Stock Option, a "subsidiary corporation" as defined under Section 424(f) of the Code; and (b) for all other purposes under the Plan, any corporation or other entity in which the Company owns, directly or indirectly, a proprietary interest of more than fifty percent (50%) by reason of stock ownership or otherwise.

"Substitute Award" means an Award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of a Stock Option or Stock Appreciation Right.

"Ten Percent Stockholder" shall mean any Participant who owns more than 10% of the combined voting power of all classes of stock of the Company, within the meaning of Section 422 of the Code.

3. **Shares Available Under the Plan.**

a. <u>Shares Available for Awards.</u> Subject to adjustment as provided in Section 15 and the Share counting provisions below, as of the Effective Date, the maximum number of Shares that may be issued pursuant to Awards granted under the Plan, shall be 2,190,570[1] less one Share for every one Share subject to an Award granted

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[1] The 2,190,570 Shares reflects 880,570 Shares that remained available for grant under the 2017 Plan as of the Cutoff Date, plus 1,310,000 newly authorized Shares.

under the 2017 Plan after February 28, 2025 (the "Cutoff Date") and prior to the Effective Date. Out of such aggregate, the maximum number of Shares that may be covered by Incentive Stock Options shall not exceed 2,190,570 Shares, subject to adjustment as provided in Section 15. Shares issued or delivered pursuant to an Award may be authorized but unissued Shares, treasury Shares, including Shares purchased in the open market, or a combination of the foregoing.

b. Share Counting. Any Shares related to Awards, whether granted under this Plan or the 2017 Plan, that at any time on or after the Cutoff Date, terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares (including but not limited to settlement of an Award at less than the target number of shares), are settled in cash in lieu of Shares, or are exchanged with the Committee's permission, prior to the issuance of Shares for Awards not involving Shares, shall be available again (or, with respect to awards granted under the 2017 Plan, shall be added to the shares available) for grant under this Plan. Shares covered by Substitute Awards shall not count as used under the Plan for purposes of Section 3. In addition, Shares related to Awards, whether granted under this Plan or the 2017 Plan, that at any time after the Cutoff Date are used to pay the withholding taxes related to any outstanding Award other than a Stock Option or Stock Appreciation Right shall be available again (or, with respect to awards other than options or stock appreciation rights granted under the 2017 Plan, shall be added to the shares available) for grant under this Plan. This Section 3(b) shall apply to the number of Shares reserved and available for Incentive Stock Options only to the extent consistent with applicable Treasury regulations relating to Incentive Stock Options under the Code.

c. Prohibition of Certain Share Recycling. The following Shares subject to an Award shall not again be available for grant as described above, regardless of whether those Shares are actually issued or delivered to the Participant: (i) Shares tendered by the Participant or withheld by the Company or any Subsidiary in payment of the exercise price of a Stock Option; (ii) Shares tendered by the Participant or withheld by the Company or any Subsidiary to satisfy a tax withholding obligation with respect to a Stock Option or Stock Appreciation Right; and (iii) Shares that are repurchased by the Company with Stock Option proceeds. Without limiting the foregoing, with respect to any Stock Appreciation Right that is settled in Shares, the full number of Shares subject to the Award shall count against the number of Shares available for Awards under the Plan regardless of the number of Shares used to settle the Stock Appreciation Right upon exercise.

d. Limit on Director Awards. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (determined as of the applicable Date(s) of Grant in accordance with applicable financial accounting rules) of all Awards granted to any Director during any single calendar year, taken together with any cash fees paid to such person during such calendar year, in each case for service as a Director, shall not exceed $750,000 (excluding Awards made pursuant to deferred compensation arrangements made in lieu of all or a portion of cash retainers and any dividends payable in respect of outstanding Awards).

4. Administration of the Plan.

a. In General. The Plan shall be administered by the Committee. Except as otherwise provided by the Board, the Committee shall have full and final authority in its discretion to take all actions determined by the Committee to be necessary in the administration of the Plan, including, without limitation, discretion to: select Award recipients; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; grant waivers of terms, conditions, restrictions and limitations applicable to any Award, or accelerate the vesting or exercisability of any Award, in a manner consistent with the Plan; construe and interpret the Plan and any Award Agreement or other agreement or instrument entered into under the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and take such other action, not inconsistent with the terms of the Plan, as the Committee deems appropriate. To the extent permitted by Applicable Laws, the

Committee may, in its discretion, delegate to one or more Directors or Employees any of the Committee's authority under the Plan. The acts of any such delegates shall be treated hereunder as acts of the Committee with respect to any matters so delegated.

b.   Determinations. The Committee shall have no obligation to treat Participants or eligible Participants uniformly, and the Committee may make determinations under the Plan selectively among Participants who receive, or Employees or Directors who are eligible to receive, Awards (whether or not such Participants or eligible Employees or Directors are similarly situated). All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Committee shall be final, conclusive and binding on all persons, including the Company, its Subsidiaries, stockholders, Directors, Employees, Participants and their estates and beneficiaries.

c.   Authority of the Board. The Board may reserve to itself any or all of the authority or responsibility of the Committee under the Plan or may act as the administrator of the Plan for any and all purposes. To the extent the Board has reserved any such authority or responsibility or during any time that the Board is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4(c)) shall include the Board. To the extent that any action of the Board under the Plan conflicts with any action taken by the Committee, the action of the Board shall control.

d.   Indemnification. The Company will indemnify and hold harmless each member of the Board and the Committee, and each Director or Employee to whom a delegation under Section 4(a) has been made, as to any acts or omissions with respect to this Plan or any Award to the maximum extent that applicable law and the Company's governing documents permit.

5.   **Eligibility and Participation**. Each Employee, Director and Consultant shall be eligible to participate in the Plan upon selection by the Committee. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees, Directors and Consultants those to whom Awards shall be granted and shall determine, in its sole discretion, the nature of any and all terms permissible by Applicable Law and the amount of each Award.

6.   **Stock Options**. Subject to the terms and conditions of the Plan, Stock Options may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

a.   Award Agreement. Each Stock Option shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the Stock Option, the number of Shares covered by the Stock Option, the conditions upon which the Stock Option shall become vested and exercisable and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan (including, but not limited to, the minimum vesting provisions of Section 12). The Award Agreement also shall specify whether the Stock Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option. No dividend equivalents may be granted with respect to the Shares underlying a Stock Option.

b.   Exercise Price. The exercise price per Share of a Stock Option shall be determined by the Committee at the time the Stock Option is granted and shall be specified in the related Award Agreement; provided, however, that, other than in the case of Substitute Awards, in no event shall the exercise price per Share of any Stock Option be less than one hundred percent (100%) of the Fair Market Value of a Share on the Date of Grant.

c.   Term. The term of a Stock Option shall be determined by the Committee and set forth in the related Award Agreement; provided, however, that in no event shall the term of any Stock Option exceed ten (10) years from its Date of Grant.

d. <u>Exercisability</u>. Stock Options shall become vested and exercisable at such times and upon such terms and conditions as shall be determined by the Committee and set forth in the related Award Agreement. Such terms and conditions may include, without limitation, the satisfaction of (i) one or more Performance Objectives, and (ii) time-based vesting requirements.

e. <u>Exercise of Stock Options</u>. Except as otherwise provided in the Plan or in a related Award Agreement, a Stock Option may be exercised for all or any portion of the Shares for which it is then exercisable. A Stock Option shall be exercised by the delivery of a notice of exercise to the Company or its designee in a form specified by the Company which sets forth the number of Shares with respect to which the Stock Option is to be exercised and full payment of the exercise price for such Shares. The exercise price of a Stock Option may be paid, in the discretion of the Committee and as set forth in the applicable Award Agreement: (i) in cash or its equivalent; (ii) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the aggregate exercise price; (iii) by a cashless exercise (including by withholding Shares otherwise deliverable upon exercise and through a broker-assisted arrangement to the extent permitted by Applicable Laws); (iv) by a combination of the methods described in clauses (i), (ii) and/or (iii); or (v) through any other method approved by the Committee in its sole discretion. As soon as practicable after receipt of the notification of exercise and full payment of the exercise price, the Company shall cause the appropriate number of Shares to be issued to the Participant.

f. <u>Special Rules Applicable to Incentive Stock Options</u>. Notwithstanding any other provision in the Plan to the contrary:

(i) Incentive Stock Options may be granted only to Employees of the Company and its Subsidiaries. The terms and conditions of Incentive Stock Options shall be subject to and comply with the requirements of Section 422 of the Code.

(ii) To the extent that the aggregate Fair Market Value of the Shares (determined as of the Date of Grant) with respect to which an Incentive Stock Option is exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Subsidiaries) is greater than $100,000 (or such other amount specified in Section 422 of the Code), as calculated under Section 422 of the Code, then the Stock Option shall be treated as a Nonqualified Stock Option.

(iii) No Incentive Stock Option shall be granted to any Participant who, on the Date of Grant, is a Ten Percent Stockholder, unless (x) the exercise price per Share of such Incentive Stock Option is at least one hundred and ten percent (110%) of the Fair Market Value of a Share on the Date of Grant, and (y) the term of such Incentive Stock Option shall not exceed five (5) years from the Date of Grant.

7. **Stock Appreciation Rights**. Subject to the terms and conditions of the Plan, Stock Appreciation Rights may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

a. <u>Award Agreement</u>. Each Stock Appreciation Right shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the Stock Appreciation Right, the number of Shares covered by the Stock Appreciation Right, the conditions upon which the Stock Appreciation Right shall become vested and exercisable and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan (including, but not limited to, the minimum vesting provisions of Section 12). No dividend equivalents may be granted with respect to the Shares underlying a Stock Appreciation Right.

b. Exercise Price. The exercise price per Share of a Stock Appreciation Right shall be determined by the Committee at the time the Stock Appreciation Right is granted and shall be specified in the related Award Agreement; provided, however, that, other than in the case of Substitute Awards, in no event shall the exercise price per Share of any Stock Appreciation Right be less than one hundred percent (100%) of the Fair Market Value of a Share on the Date of Grant.

c. Term. The term of a Stock Appreciation Right shall be determined by the Committee and set forth in the related Award Agreement; provided, however, that in no event shall the term of any Stock Appreciation Right exceed ten (10) years from its Date of Grant.

d. Exercisability of Stock Appreciation Rights. A Stock Appreciation Right shall become vested and exercisable at such times and upon such terms and conditions as may be determined by the Committee and set forth in the related Award Agreement. Such terms and conditions may include, without limitation, the satisfaction of (i) one or more Performance Objectives, and (ii) time-based vesting requirements.

e. Exercise of Stock Appreciation Rights. Except as otherwise provided in the Plan or in a related Award Agreement, a Stock Appreciation Right may be exercised for all or any portion of the Shares for which it is then exercisable. A Stock Appreciation Right shall be exercised by the delivery of a notice of exercise to the Company or its designee in a form specified by the Company which sets forth the number of Shares with respect to which the Stock Appreciation Right is to be exercised. Upon exercise, a Stock Appreciation Right shall entitle a Participant to an amount equal to (i) the excess of (A) the Fair Market Value of a Share on the exercise date over (B) the exercise price per Share, multiplied by (ii) the number of Shares with respect to which the Stock Appreciation Right is exercised. A Stock Appreciation Right may be settled in whole Shares, cash or a combination thereof, as specified by the Committee in the related Award Agreement.

8. **Restricted Stock**. Subject to the terms and conditions of the Plan, Restricted Stock may be granted or sold to Participants in such number of Shares, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

a. Award Agreement. Each Restricted Stock Award shall be evidenced by an Award Agreement that shall specify the number of Shares of Restricted Stock, the restriction period(s) applicable to the Restricted Stock, the conditions upon which the restrictions on the Restricted Stock will lapse and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan (including, but not limited to, the minimum vesting provisions of Section 12).

b. Terms, Conditions and Restrictions. The Committee shall impose such other terms, conditions and/or restrictions on any Restricted Stock as it may deem advisable, including, without limitation, a requirement that the Participant pay a purchase price for each Share of Restricted Stock, restrictions based on the achievement of specific Performance Objectives, time-based restrictions or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock. Unless otherwise provided in the related Award Agreement or required by applicable law, the restrictions imposed on Restricted Stock shall lapse upon the expiration or termination of the applicable restriction period and the satisfaction of any other applicable terms and conditions.

c. Custody of Certificates. To the extent deemed appropriate by the Committee, the Company may retain any certificates representing Restricted Stock in the Company's possession until such time as all terms, conditions and/or restrictions applicable to such Restricted Stock have been satisfied or lapse.

d. <u>Rights Associated with Restricted Stock during Restriction Period</u>. During any restriction period applicable to Restricted Stock: (i) the Restricted Stock may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated; (ii) unless otherwise provided in the related Award Agreement, the Participant shall be entitled to exercise full voting rights associated with such Restricted Stock; and (iii) the Participant shall be entitled to all dividends and other distributions paid with respect to such Restricted Stock during the restriction period; provided, however, that any dividends with respect to unvested Restricted Stock shall be accumulated or deemed reinvested in additional Restricted Stock until such Award is earned and vested, and shall be subject to the same terms and conditions as the original Award (including service-based vesting conditions and any Performance Objectives).

9. **Restricted Stock Units**. Subject to the terms and conditions of the Plan, Restricted Stock Units may be granted or sold to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

a. <u>Award Agreement</u>. Each Restricted Stock Unit Award shall be evidenced by an Award Agreement that shall specify the number of units, the restriction period(s) applicable to the Restricted Stock Units, the conditions upon which the restrictions on the Restricted Stock Units will lapse, the time and method of payment of the Restricted Stock Units, and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan (including, but not limited to, the minimum vesting provisions of Section 12).

b. <u>Terms, Conditions and Restrictions</u>. The Committee shall impose such other terms, conditions and/or restrictions on any Restricted Stock Units as it may deem advisable, including, without limitation, a requirement that the Participant pay a purchase price for each Restricted Stock Unit, restrictions based on the achievement of specific Performance Objectives or time-based restrictions or holding requirements.

c. <u>Form of Settlement</u>. Restricted Stock Units may be settled in whole Shares, cash or a combination thereof, as specified by the Committee in the related Award Agreement.

d. <u>Dividend Equivalents</u>. Restricted Stock Units may provide the Participant with dividend equivalents, payable either in cash or in additional Shares, as determined by the Committee in its sole discretion and set forth in the related Award Agreement; provided, however, that any dividend equivalents with respect to unvested Restricted Stock Units shall be accumulated or deemed reinvested in additional Restricted Stock Units until such Award is earned and vested, and shall be subject to the same terms and conditions as the original Award (including service-based vesting conditions and any Performance Objectives).

10. **Other Share-Based Awards**. Subject to the terms and conditions of the Plan, Other Share-Based Awards may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion. Other Share-Based Awards are Awards that are valued in whole or in part by reference to, or otherwise based on the Fair Market Value of, Shares, and shall be in such form as the Committee shall determine, including without limitation, unrestricted Shares or time-based or performance-based units that are settled in Shares and/or cash.

a. <u>Award Agreement</u>. Each Other Share-Based Award shall be evidenced by an Award Agreement that shall specify the terms and conditions upon which the Other Share-Based Award shall become vested, if applicable, the time and method of settlement, the form of settlement and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan (including, but not limited to, the minimum vesting provisions of Section 12).

Proxy Statement

b. <u>Form of Settlement</u>. An Other Share-Based Award may be settled in whole Shares, cash or a combination thereof, as specified by the Committee in the related Award Agreement.

c. <u>Dividend Equivalents</u>. Other Share-Based Awards may provide the Participant with dividend equivalents, payable either in cash or in additional Shares, as determined by the Committee in its sole discretion and set forth in the related Award Agreement; provided, however, that any dividend equivalents with respect to unvested Other Share-Based Awards shall be accumulated or deemed reinvested until such Award is earned and vested, and shall be subject to the same terms and conditions as the original Award (including service-based vesting conditions and any Performance Objectives).

11. Cash Awards. Subject to the terms and conditions of the Plan, Cash Awards may be granted to Participants in such amounts and upon such other terms and conditions as shall be determined by the Committee in its sole discretion. Each Cash Award shall be evidenced by an Award Agreement that shall specify the payment amount or payment range, the time and method of settlement and the other terms and conditions, as applicable, of such Award which may include, without limitation, restrictions based on the achievement of specific Performance Objectives.

12. Minimum Vesting Provisions; Discretion to Accelerate Vesting.

a. <u>Minimum Vesting</u>. Subject to Sections 20 and 21(b) of the Plan, all Awards granted under the Plan that may be settled in Shares must have a minimum vesting period of one (1) year from the date of grant (excluding, for this purpose, any (i) Substitute Awards, (ii) Shares delivered in lieu of fully vested cash Awards, and (iii) Awards to Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting), provided that such minimum vesting period will not apply to Awards with respect to up to five percent (5%) of the total number of Shares reserved pursuant to Section 3(a).

b. <u>Discretion to Accelerate</u>. Notwithstanding Section 12(a), the Committee may accelerate the vesting of an Award or deem an Award to be earned, in whole or in part, in the event of a Change in Control, or a Participant's death, disability, retirement, or termination without cause (in each case as determined by the Committee) or upon any other event as determined by the Committee in its sole and absolute discretion.

13. Compliance with Section 409A. Awards granted under the Plan shall be designed and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code. To the extent that the Committee determines that any award granted under the Plan is subject to Section 409A of the Code, the Award Agreement shall incorporate the terms and conditions necessary to avoid the imposition of an additional tax under Section 409A of the Code upon a Participant. Notwithstanding any other provision of the Plan or any Award Agreement (unless the Award Agreement provides otherwise with specific reference to this Section 13): (a) an Award shall not be granted, deferred, accelerated, extended, paid out, settled, substituted or modified under the Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant; and (b) if an Award is subject to Section 409A of the Code, and if the Participant holding the award is a "specified employee" (as defined in Section 409A of the Code, with such classification to be determined in accordance with the methodology established by the Company), then, to the extent required to avoid the imposition of an additional tax under Section 409A of the Code upon a Participant, no distribution or payment of any amount shall be made before the date that is six (6) months following the date of such Participant's "separation from service" (as defined in Section 409A of the Code) or, if earlier, the date of the Participant's death. Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of

federal, state, local, or non-United States law. The Company shall not be liable to any Participant for any tax, interest, or penalties the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

14. **Transferability**. Except as otherwise determined by the Committee, no Award or dividend equivalents paid with respect to any Award shall be transferable by the Participant except by will or the laws of descent and distribution; provided, however, that if so determined by the Committee, each Participant may, in a manner established by the Board or the Committee, designate a beneficiary to exercise the rights of the Participant with respect to any Award upon the death of the Participant and to receive Shares or other property issued or delivered under such Award. Except as otherwise determined by the Committee, Stock Options and Stock Appreciation Rights will be exercisable during a Participant's lifetime only by the Participant or, in the event of the Participant's legal incapacity to do so, by the Participant's guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law and/or court supervision. For the avoidance of doubt, under no circumstance shall Stock Options or Stock Appreciation Rights be transferable to third-party financial institutions without stockholder approval.

15. **Adjustments**. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto), such as a stock dividend, stock split, reverse stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Committee shall cause there to be an equitable adjustment in the number and kind of shares specified in Sections 3(a) and 12 of the Plan and, with respect to outstanding Awards, in the number and kind of shares subject to outstanding Awards and the exercise price or other price of shares subject to outstanding Awards, in each case to prevent dilution or enlargement of the rights of Participants. In the event of any other change in corporate capitalization, or in the event of a merger, consolidation, liquidation, or similar transaction, the Committee may, in its sole discretion, cause there to be an equitable adjustment as described in the foregoing sentence, to prevent dilution or enlargement of rights; provided, however, that, unless otherwise determined by the Committee, the number of Shares subject to any Award shall always be rounded down to a whole number. Notwithstanding the foregoing, the Committee shall not make any adjustment pursuant to this Section 15 that would (a) cause any Stock Option intended to qualify as an ISO to fail to so qualify, (b) cause an Award that is otherwise exempt from Section 409A of the Code to become subject to Section 409A, or (c) cause an Award that is subject to Section 409A of the Code to fail to satisfy the requirements of Section 409A. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on all Participants and any other persons claiming under or through any Participant.

16. **Fractional Shares**. The Company shall not be required to issue or deliver any fractional Shares pursuant to the Plan and, unless otherwise provided by the Committee, fractional shares shall be settled in cash.

17. **Withholding Taxes**. To the extent required by Applicable Law, a Participant shall be required to satisfy, in a manner satisfactory to the Company or Subsidiary, as applicable, any withholding tax obligations that arise by reason of the exercise of a Stock Option or Stock Appreciation Right, the vesting of or settlement of Shares under an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. The Company and its Subsidiaries shall not be required to issue or deliver Shares, make any payment or recognize the transfer or disposition of Shares until such obligations are satisfied. The Committee may permit or require these obligations to be satisfied by having the Company withhold a portion of the Shares that otherwise would be issued or delivered to a Participant upon exercise of a Stock Option or Stock Appreciation Right or upon the vesting or settlement of an Award, or by tendering Shares previously acquired, provided that in no event will the Fair Market Value of any Shares so withheld exceed the amount of taxes required to be withheld based on the maximum statutory tax rates

in the applicable taxing jurisdictions to the extent necessary to prevent adverse accounting consequences. Any such elections are subject to such conditions or procedures as may be established by the Committee and may be subject to disapproval by the Committee.

18. Foreign Employees. Without amending the Plan, the Committee may grant Awards to Participants who are foreign nationals, or who are subject to Applicable Laws of one or more non-United States jurisdictions, on such terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may approve such sub-plans, supplements to or amendments, modifications, restatements or alternative versions of this Plan as may be necessary or advisable to comply with provisions of Applicable Laws of other countries in which the Company or its Subsidiaries operate or have employees.

19. Forfeiture; Recoupment.

a. Detrimental Activity; Termination for Cause. The Committee may reserve the right in an Award Agreement to cause a forfeiture of the gain realized by a Participant with respect to an Award thereunder on account of actions taken by, or failed to be taken by, such Participant in violation or breach of or in conflict with any (i) employment agreement, (ii) non-competition agreement, (iii) agreement prohibiting solicitation of employees or clients of the Company or any Subsidiary, (iv) confidentiality obligation with respect to the Company or any Subsidiary, or (v) other agreement, as and to the extent specified in such Award Agreement. The Committee may annul an outstanding Award if the Participant thereof is an Employee and is terminated for Cause.

b. Compensation Recovery Policy. Any Award granted to a Participant shall be subject to forfeiture, recovery or repayment pursuant to the terms of the Company's Compensation Recovery Policy and any other applicable compensation recovery policy maintained by the Company from time to time.

c. Set-Off and Other Remedies. To the extent that amounts are not immediately returned or paid to the Company as provided in this Section 19, the Company may, to the extent permitted by Applicable Laws, seek other remedies, including a set off of the amounts so payable to it against any amounts that may be owing from time to time by the Company or a Subsidiary to the Participant for any reason, including, without limitation, wages, or vacation pay or other benefits; provided, however, that, except to the extent permitted by Treasury Regulation Section 1.409A-3(j)(4), such offset shall not apply to amounts that are "deferred compensation" within the meaning of Section 409A of the Code.

20. Change in Control.

a. Committee Discretion. The Committee may, in its sole discretion and without the consent of Participants, either by the terms of the Award Agreement applicable to any Award or by resolution adopted prior to the occurrence of a Change in Control, determine whether and to what extent outstanding Awards under the Plan shall be assumed, converted or replaced by the resulting entity in connection with the Change in Control (or, if the Company is the resulting entity, whether such Awards shall be continued by the Company), in each case subject to equitable adjustments in accordance with Section 15.

b. Awards that are Assumed. To the extent outstanding Awards granted under the Plan are assumed, converted or replaced by the resulting entity in the event of a Change in Control (or, if the Company is the resulting entity, to the extent such Awards are continued by the Company) as provided in Section 20(a), then, except as otherwise provided in the applicable Award Agreement or in another written agreement with the Participant, or in a Company severance plan applicable to the Participant:

(i) Any such outstanding Awards that are subject to Performance Objectives shall be converted to service-based Awards by the resulting entity (A) as if "target" performance had been achieved, if less than half of

the applicable performance period has lapsed as of the date of the Change in Control (or if at least half of the applicable performance period has lapsed, but, in the Committee's judgment, actual performance as of the date of the Change in Control is not determinable), or (B) based on actual performance as of the date of the Change in Control (if determinable), if at least half of the applicable performance period has lapsed as of the date of the Change in Control, and in either case, such converted Awards shall continue to vest and become exercisable (as applicable) based on continued service during the remaining vesting period;

(ii)   All other such outstanding Awards shall continue to vest and become exercisable (as applicable) based on continued service during the remaining vesting period, if any; and

(iii)   Notwithstanding the foregoing, if the Participant's employment is involuntarily terminated without Cause (or, to the extent applicable, the Participant terminates his or her employment for Good Reason), within one year after such Change in Control, all such outstanding Awards shall become vested and exercisable (as applicable) in full, effective as of the date of such termination, and any such Awards that are Stock Options or Stock Appreciation Rights shall remain exercisable for one year after such termination (or for such longer period as the Committee may determine), subject to the original expiration date of such Stock Options or Stock Appreciation Rights to the extent necessary to avoid adverse tax consequences.

c.   <u>Awards that are not Assumed</u>. To the extent outstanding Awards granted under the Plan are not assumed, converted or replaced by the resulting entity in connection with a Change in Control (or, if the Company is the resulting entity, to the extent such Awards are not continued by the Company) in accordance with Section 20(a) of the Plan, then, except as otherwise provided in the applicable Award Agreement or in another written agreement with the Participant, or in a Company severance plan applicable to the Participant, then, effective immediately prior to the Change in Control:

(i)   All service-based and performance-based vesting restrictions with respect to all such outstanding Awards shall lapse, with any applicable Performance Objectives deemed to be satisfied (A) as if "target" performance had been achieved, if less than half of the applicable performance period has lapsed as of the date of the Change in Control (or if at least half of the applicable performance period has lapsed, but in the Committee's judgment, actual performance as of the date of the Change in Control is not determinable), or (B) based on actual performance as of the date of the Change in Control (if determinable by the Committee), if at least half of the applicable performance period has lapsed as of the date of the Change in Control, and all such Awards shall become fully vested, effective as of the date of such Change in Control; and

(iii)   Subject to Section 20(d), all such outstanding Awards that are Stock Options or Stock Appreciation Rights shall become fully exercisable for fifteen days prior to the scheduled consummation of such Change in Control (or for such longer period as the Committee may determine).

d.   <u>Cancellation Right</u>. The Committee may, in its sole discretion and without the consent of Participants, either by the terms of the Award Agreement applicable to any Award or by resolution adopted prior to the occurrence of the Change in Control, provide that any outstanding Award (or a portion thereof) shall, upon the occurrence of such Change in Control, be cancelled in exchange for a payment in cash or other property (including shares of the resulting entity in connection with a Change in Control) in an amount equal to the excess, if any, of the Fair Market Value of the Shares subject to the Award, over any exercise price related to the Award, which amount may be zero if the Fair Market Value of a Share on the date of the Change in Control does not exceed the exercise price per Share of the applicable Awards.

21. Amendment, Modification and Termination.

a. In General. The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that no alteration or amendment that requires stockholder approval in order for the Plan to comply with any rule promulgated by the SEC or any securities exchange on which Shares are listed or any other Applicable Laws shall be effective unless such amendment shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon within the time period required under such rule or Applicable Law.

b. Adjustments to Outstanding Awards. The Committee may in its sole discretion at any time (i) provide that all or a portion of a Participant's Stock Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable; (ii) provide that all or a part of the time-based vesting restrictions on all or a portion of the outstanding Awards shall lapse, and/or that any Performance Objectives or other performance-based criteria with respect to any Awards shall be deemed to be wholly or partially satisfied; or (iii) waive any other limitation or requirement under any such Award, in each case, as of such date as the Committee may, in its sole discretion, declare. The Committee shall not make any adjustment pursuant to this Section 21(b) that would cause an Award that is otherwise exempt from Section 409A of the Code to become subject to Section 409A, or that would cause an Award that is subject to Section 409A of the Code to fail to satisfy the requirements of Section 409A. Subject to the requirements of the Plan, the Committee may modify, amend or cancel any Award or waive any restrictions or conditions applicable to any Award or the exercise of the Award, provided that any modification or amendment that materially diminishes the rights of the Participant, or the cancellation of the Award, shall be effective only if agreed to by the Participant or any other person(s) as may then have an interest in the Award, but the Committee need not obtain Participant (or other interested party) consent for the modification, amendment or cancellation of an Award pursuant to the provisions of Section 15 or Section 20 or as follows: (A) to the extent the Committee deems such action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the Shares are then traded; (B) to the extent the Committee deems necessary to preserve favorable accounting or tax treatment of any Award for the Company; or (C) to the extent the Committee determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant or any other person(s) as may then have an interest in the Award.

c. Prohibition on Repricing. Notwithstanding anything to the contrary in the Plan: (i) except for adjustments made pursuant to Sections 15 or 20, the Board or the Committee will not, without the further approval of the stockholders of the Company, authorize the amendment of any outstanding Stock Option or Stock Appreciation Right to reduce the exercise price; (ii) no Stock Option or Stock Appreciation Right will be cancelled and replaced with an Award having a lower exercise price, or exchanged for another Award, or for cash, without further approval of the stockholders of the Company, except as provided in Sections 15 or 20; and (iii) no Stock Option or Stock Appreciation Right will provide for the payment, at the time of exercise, of a cash bonus or grant or sale of another Award without further approval of the stockholders of the Company. This Section 21(c) is intended to prohibit the repricing of "underwater" Stock Options or Stock Appreciation Rights without stockholder approval and will not be construed to prohibit the adjustments provided for in Sections 15 or 20.

d. Effect on Outstanding Awards. Notwithstanding any other provision of the Plan to the contrary (other than Sections 15, 20, 21(b) and 23(e)), no termination, amendment, suspension, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

22. Applicable Laws. The obligations of the Company with respect to Awards under the Plan shall be subject to all Applicable Laws and such approvals by any governmental agencies as the Committee determines may be required. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

23. Miscellaneous.

a. <u>Deferral of Awards</u>. Except with respect to Stock Options, Stock Appreciation Rights and Restricted Stock, the Committee may permit Participants to elect to defer the issuance or delivery of Shares or the settlement of Awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of the Plan. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts. All elections and deferrals permitted under this provision shall comply with Section 409A of the Code, including setting forth the time and manner of the election (including a compliant time and form of payment), the date on which the election is irrevocable, and whether the election can be changed until the date it is irrevocable.

b. <u>No Right of Continued Employment</u>. The Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor shall it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant's employment or other service at any time. No Employee, Director or Consultant shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive future Awards. Awards granted under the Plan shall not be considered a part of any Participant's normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments.

c. <u>Stock Ownership Guidelines</u>. Any Shares delivered under the Plan shall be subject to any applicable stock ownership guidelines maintained or established by the Company from time to time for its executives and Directors. By accepting any benefit under the Plan, each Participant shall be conclusively deemed to agree to comply with the terms and conditions of any such Company stock ownership guidelines that may apply to the Participant from time to time, including, as may be necessary, the Participant's retention of all or a portion of the Shares delivered to the Participant pursuant to Awards under the Plan.

d. <u>Unfunded, Unsecured Plan; No Guarantee of Tax Treatment</u>. Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right or title to any assets, funds or property of the Company or any Subsidiary, including without limitation, any specific funds, assets or other property which the Company or any Subsidiary may set aside in anticipation of any liability under the Plan. A Participant shall have only a contractual right to an Award or the amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person. Notwithstanding any provisions of the Plan, the Company does not guarantee to any Participant or any other person with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any affiliate indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

e.   Severability. If any provision of the Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended or limited in scope to conform to Applicable Laws or, in the discretion of the Committee, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

f.   Acceptance of Plan. By accepting any benefit under the Plan, each Participant and each person claiming under or through any such Participant shall be conclusively deemed to have indicated their acceptance and ratification of, and consent to, all of the terms and conditions of the Plan and any action taken under the Plan by the Committee, the Board or the Company, in any case in accordance with the terms and conditions of the Plan.

g.   Issuance or Assumption. Notwithstanding any other provision of the Plan, and without affecting the number of Shares otherwise reserved or available under the Plan, in connection with any merger, consolidation, acquisition of property or shares, or reorganization, the Committee may authorize the issuance or assumption of awards under the Plan upon such terms and conditions as it may deem appropriate, subject to the listing requirements of any principal securities exchange or market on which the Shares are then traded and applicable law.

h.   Successors. All obligations of the Company under the Plan and with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or other event, or a sale or disposition of all or substantially all of the business and/or assets of the Company and references to the "Company" herein and in any Award Agreements shall be deemed to refer to such successors.

i.   No Liability. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan, any Award or any Award Agreement.

j.   Limitations on Actions. Any legal action or proceeding with respect to this Plan, any Award or any Award Agreement, must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint. Nothing in the Plan, express or implied, including any provision requiring or permitting the Board to take (or refrain from taking) any action or making any determination, shall be deemed to limit or eliminate the fiduciary duties of the Board under applicable law.

k.   Restrictions; Legends; Representations. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all Applicable Laws. All Shares delivered (whether in certificated or book entry form) pursuant to any Award or the exercise thereof shall bear such legends or be subject to such stop transfer orders as the Committee may deem advisable under the Plan or under Applicable Laws. The Committee may require each Participant or other person who acquires Shares under the Plan by means of an Award to represent to the Company in writing that such Participant or other person is acquiring the Shares without a view to the distribution thereof.

[END OF DOCUMENT]

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2024

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File Number: 001-10883

WABASH NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**52-1375208**
(State of Incorporation)	(IRS Employer Identification Number)

WABASH™

3900 McCarty Lane	
Lafayette Indiana	**47905**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(765) 771-5310**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 Par Value	WNC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.1D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2024 was approximately $952,007,497 based upon the closing price of the Company's common stock as quoted on the New York Stock Exchange composite tape on such date.

The number of shares outstanding of the registrant's common stock as of February 13, 2025 was 42,449,835.

Part III of this Form 10-K incorporates by reference certain portions of the registrant's Proxy Statement for its Annual Meeting of Stockholders to be filed within 120 days after December 31, 2024.

WABASH NATIONAL CORPORATION
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report") of Wabash National Corporation (together with its subsidiaries, "Wabash," "Company," "us," "we," or "our") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words. Forward-looking statements convey the Company's current expectations or forecasts of future events. Our "forward-looking statements" include, but are not limited to, statements regarding:

- risks related to the Missouri product liability action and the unfavorable jury verdict that could have a material adverse effect on our financial condition, results of operations, cash flows and business;

- the highly cyclical nature of our business and impact of economic conditions on markets, customers, and demand for our products;

- changes in our customer relationships or in the financial condition of our customers;

- our backlog and indicators of the level of our future revenues;

- reliance on information technology to support our operations and our ability to protect against service interruptions or security breaches;

- inflation;

- reliance on a limited number of suppliers of raw materials and components, price increases of raw materials and components, and our ability to obtain raw materials and components;

- our ability to attract and retain key personnel or a sufficient workforce;

- our ability to execute on our long-term strategic plan and growth initiatives or to meet our long-term financial goals;

- volatility in the supply of vehicle chassis and other vehicle components:

- significant competition in the industries in which we operate including offerings by our competitors of new or better products and services or lower prices;

- our competition in the highly competitive specialized vehicle industry;

- market acceptance of our technology and products or market share gains of competing products;

- disruptions of manufacturing operations;

- our ability to effectively manage, safeguard, design, manufacture, service, repair, and maintain our leased (or subleased) trailers;

- our ability to realize all of the expected enhanced revenue, earnings, and cash flow from our joint venture arrangement to create Linq Venture Holdings LLC;

- our ability to realize all of the expected enhanced revenue, earnings, and cash flow from our agreement to create Wabash Parts LLC;

- current and future governmental laws and regulations and costs related to compliance with such laws and regulations;

- changes to U.S. or foreign tax laws and the effects on our effective tax rate and future profitability;

- changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences;

- the effects of product liability and other legal claims;

- climate change and related public focus from regulators and various stakeholders;

- impairment in the carrying value of goodwill and other long-lived intangible assets;

- our ability to continue a regular quarterly dividend;

- our ability to generate sufficient cash to service all of our indebtedness;

- our indebtedness, financial condition and fulfillment of obligations thereunder;

- increased risks of international operations;

- our ability to meet environmental, social, and governance ("ESG") expectations or standards or to achieve our ESG goals;

- provisions of our Senior Notes which could discourage potential future acquisitions of us by a third party;

- the risks related to restrictive covenants in our Senior Notes indenture and Revolving Credit Agreement (each, as defined below), including limits on financial and operating flexibility;

- price and trading volume volatility of our common stock; and

- assumptions relating to the foregoing.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this Annual Report. Each forward-looking statement contained in this Annual Report reflects our management's view only as of the date on which that forward-looking statement was made. We are not obligated to update forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law.

Currently known risks and uncertainties that could cause actual results to differ materially from our expectations are described throughout this Annual Report, including in "Item 1A. *Risk Factors*." We urge you to carefully review that section for a more complete discussion of the risks of an investment in our securities.

PART I

ITEM 1—BUSINESS

Overview

Wabash National Corporation, which we refer to herein as "Wabash," the "Company," "us," "we," or "our," is Changing How the World Reaches You®. Wabash was founded in 1985 and incorporated as a corporation in Delaware in 1991, with its principal executive offices in Lafayette, Indiana, as a dry van trailer manufacturer. Today we combine physical and digital technologies to deliver innovative, end-to-end solutions that optimize supply chains across transportation, logistics, and infrastructure markets.

To that end, we design and manufacture a diverse range of products supporting first-to-final mile operations, including dry freight and refrigerated trailers, platform trailers, tank trailers, dry and refrigerated truck bodies, structural composite panels, and specialty food grade processing equipment. In addition, through the Wabash Marketplace and Wabash Parts, customers gain access to a nationwide parts and service network, Trailers as a Service (TaaS)SM, and advanced tools designed to streamline operations and drive growth. We have achieved this diversification through acquisitions, organic growth, and product innovation.

We believe our position as a leader in our key industries is the result of longstanding relationships with our core customers, our demonstrated ability to attract new customers, our broad and innovative product lines, our engineering leadership, and our extensive dealer and preferred partner network. More importantly, we believe our leadership position is indicative of the *Values* and *Leadership Principles* that guide our actions.

At Wabash, it is our focus on people, purpose, and performance that drives us to do better. Our *Purpose* is to change how the world reaches you; our *Vision* is to be a premier provider of diverse solutions that optimize customers' end-to-end supply chains across transportation, logistics, and infrastructure markets and our *Mission* is to transform Wabash into a dynamic growth organization by merging physical and digital technology to seamlessly serve our customers through a connected ecosystem of partners.

Our *Values* are the qualities that govern our critical leadership behaviors and accelerate our progress.

- *Be Curious:* We will make bold choices and encourage creativity, collaboration and risk-taking to turn breakthrough ideas into reality.

- *Have a Growth Mindset:* We will be resilient and capable of the change required to succeed in a world that does not stand still.

- *Create Remarkable Teams:* We will create a workplace culture that allows individuals to be their best in order to retain and attract talent from diverse industries, geographies and backgrounds.

Our *Leadership Principles* are the behaviors that provide definition to our actions and bring our values to life.

- *Embrace Diversity and Inclusion:* We solicit and respect the input of others, celebrate our differences and strive for transparency and inclusiveness.

- *Seek to Listen:* We listen to our customers, partners, and each other to reach the best solutions and make the strongest decisions.

- *Always Learn:* To model a growth mindset, we continue learning through every stage of our careers. We do not quit and we are not satisfied with the status quo.

- *Be Authentic:* Employees who thrive at Wabash are honest, have incredible energy and demonstrate grit in everything they do.

- *Win Together:* We collaborate, seek alignment and excel at cross-group communication to succeed as one team and One Wabash.

Wabash Management System

The Wabash Management System (WMS) is our comprehensive approach to improving how we work every day. It's a set of principles, processes, and tools designed to help us solve problems at their root cause, reduce waste, and continuously improve our operations. WMS isn't just about following procedures; it is about cultivating a culture where everyone, from the shop floor to the office, is empowered to identify issues, suggest solutions, and make improvements. Our WMS principles lead "The Way," guiding our actions and decisions. These principles are supported by disciplines and processes, which, in turn, are reinforced by tools and capabilities. Combined, these principles, disciplines, processes, tools, and capabilities produce breakthrough results. Our seven key disciplines include the following: Strategic Deployment Process, Project Management, Change Management, Problem-Solving, Digital, Functional Excellence and Enterprise Processes. It is through these disciplines that we create a "One Wabash" approach for our employees and customers, add new business capabilities, and enable profitable growth. WMS puts our culture into action through a Lean mindset and respect for all, inspiring every employee to actively contribute to our enterprise transformation.

After many successful years of facilitating our popular WMS Champion Training Program, it became clear that the time had come to take things to the next level. While the Champion program provided a great introduction—a "taste" of what the Wabash Management System has to offer—we recognized the need for a more robust and actionable learning experience. Something deeper. Something that equips every learner with the skills to not only understand WMS but to truly apply it in ways that create lasting impact.

That's why we developed a new training program designed to focus on the foundational purpose and principles of WMS, while also leading learners through the basics of each discipline. This isn't just about theory—it's about giving employees a clear, structured pathway to mastery in the areas that will benefit the employees and Wabash. WMS University is built to provide real, actionable learning that employees can utilize immediately. Through a blend of online courses, structured learning paths, interactive virtual sessions, and hands-on in-person training, the learning curriculum guides employees from grasping the fundamentals of the system to applying its disciplines, processes, and tools in real-world scenarios. WMS University provides the resources and support employees need to gain the capability to succeed.

In 2022, in partnership with Purdue University, we developed a curriculum for WMS Facilitator training. Since that time, we have trained and certified over 200 facilitators as of December 2024. We have hosted numerous training sessions in 2024 and have over 300 practitioners for several of our disciplines. Company-wide, we have frequent WMS communication and engagement sessions, to keep the Wabash Management System at the forefront of everything we do.

Our One Wabash organizational structure enables long-term growth for the Company with an intense focus on value streams, streamlined processes, product innovation, and a consistent, superior experience for all customers who seek our solutions in the transportation, logistics and infrastructure markets. The value streams leverage the power of our processes to close the cycle of customer needs and customer fulfillment.

Operating Segments

Based on how the Chief Operating Decision Maker ("CODM") manages the business, allocates resources, makes operating decisions, and evaluates operating performance, the Company manages its business in two operating and reportable segments: Transportation Solutions ("TS") and Parts & Services ("P&S"). Additional information related to the composition of each segment, is set forth below.

Transportation Solutions	Parts & Services
■ Dry & Refrigerated Van Trailers	■ Aftermarket Parts & Services
■ Platform Trailers	■ Truck Body Upfitting Solutions
■ Tank Trailers	■ Food, Dairy, and Beverage Equipment
■ Truck-Mounted Dry & Refrigerated Truck Bodies	■ DuraPlate® Components & Parts
■ EcoNex™ Trailers & Truck Bodies	■ Wabash Parts LLC and Linq Venture Holdings LLC (See Note 6 in the Notes to Consolidated Financial Statements)
	■ Trailers as a Service (TaaS)^SM (See Additional Information Below)

Transportation Solutions

The TS segment comprises the design and manufacturing operations for the Company's transportation-related equipment and products. This includes dry and refrigerated van trailers, platform trailers, and the Company's wood flooring production facility. The Company's EcoNex™ products, which are part of the Company's Acutherm™ portfolio of solutions designed for intelligent thermal management, are also reported in the TS segment. Additionally, the TS segment includes tank trailers and truck-mounted tanks. Finally, truck-mounted dry and refrigerated bodies, as well as service and stake bodies, are also included in the TS segment. Refer to the "Products" section below for additional information and details related to the TS segment's product offerings.

Parts & Services

The P&S segment comprises the Company's Parts & Services business, as well as the Upfitting Solutions and Services business (a component of our Truck Bodies business). Additionally, the Company's Composites business, which focuses on the use of DuraPlate® composite panels beyond the semi-trailer market, is also part of the P&S segment. This segment also includes the Wabash Parts LLC and Linq Venture Holdings LLC entities, which we created with our partners as further described in Note 6 in the Notes to Consolidated Financial Statements. Our Trailers as a Service (TaaS)^{SM} initiatives, which combine our market-leading trailer products with emerging capabilities like parts distribution and a growing maintenance and repair network to provide a valuable suite of services to our customers, are included in the P&S segment as well. Finally, the P&S segment includes the Company's Engineered Products business, which manufactures stainless-steel storage tanks and silos, mixers and processors for a variety of end markets. Growing and expanding our parts and services offerings continues to be a key strategic initiative for the Company. Refer to the "Products" section below for additional information and details related to the P&S segment's product offerings.

Strategy

Our mission is to transform Wabash into a dynamic growth organization by merging physical and digital technology to seamlessly serve our customers through a connected ecosystem of partners. As a part of this mission, we will focus on the following areas:

- *Expanding customer value through focus and execution of our first-to-final mile solutions* - Our first-to-final mile portfolio of products creates simplicity for customers managing through significant industry change and we will expand our focus to address critical pain points for our customers.

- *Parts & Service growth* - By growing our more recurring revenue business, we expect to achieve a larger base of less cyclical sales and profit to provide a more meaningful offset to the cycles we've historically seen in our Transportation Solutions business. A key part of this has been the ongoing development of our Wabash Parts joint venture with HTI, our Wabash Marketplace joint venture with Fernweh Group and the continued broadening of our Ecosystem, which includes customers, suppliers, dealers and technology partners. As these initiatives mature, they will allow us to better balance the cyclicality profile of our business portfolio and they will also transform how we deliver value to our customers.

- *Embedding advanced digital capabilities to create differentiated customer experiences* - This will enable us to offer innovative solutions that set us apart from the competition and will harness data-driven insights and automate processes.

- *Being an integrator of a growing ecosystem to accelerate growth and increase value for customers* - The continued broadening of our Ecosystem allows Wabash to uniquely engage across customers, suppliers, dealers and technology partners. By leveraging our growing ecosystem to navigate shifts and seize emerging opportunities, we're in the early innings of using our competencies as an integrator to develop innovative solutions to industry challenges. Our goal across these ecosystem partnerships is to move beyond transactional relationships to enable networks of stakeholders to co-create innovations larger than any one organization could achieve alone.

Our commitment to driving customer-centric innovation and building a dynamic ecosystem of partners positions us to deliver profitable growth and adaptability in an evolving industry landscape. By combining physical and digital technologies, we empower our customers to navigate challenges and seize opportunities.

Acquisition Strategy

We believe that our overall business and segments have significant opportunities to grow through disciplined strategic acquisitions. When evaluating acquisition targets, we generally look for opportunities that exhibit the following attributes:

- *Customer-focused solutions;*

- *Access to new technology and innovation;*

- *Strong management team that is a cultural fit;*

- *Aligned with our core competencies in purchasing, operations, distribution, and product development; and*

- *Growth markets, whether end-markets or geographical, within the transportation, logistics, and distribution industries.*

Capital Allocation Strategy

We believe that a balanced and disciplined capital allocation strategy is necessary to support our growth initiatives and create shareholder value. The objectives and goals of the Company's capital allocation strategy are summarized below:

Maintain Liquidity:	- Manage the business for the long-term - Continue to be equipped for changes in market conditions and strategic growth opportunities
Debt Management:	- Maintain healthy leverage ratios
Reinvest for Growth:	- Fund capital expenditures and research and development that optimize strategic capacity to support demand as well as support our productivity initiatives
Dividends:	- Maintain our regular dividend which has been paid for the last eight consecutive years
Share Repurchases:	- Offset dilution from stock-based compensation - Opportunistically repurchase shares

Industry and Competition

Trucking in the U.S., according to the American Trucking Association ("ATA"), was estimated to be a $906 billion industry in 2024, representing a decrease of approximately 4% from ATA's 2023 estimate. Trailer demand is a direct function of the amount of freight to be transported. To monitor the state of the industry, we evaluate a number of indicators related to trailer manufacturing and the transportation industry. Recent trends we have observed include the following:

The most recent estimates from industry forecasters ACT Research Co. ("ACT") and FTR Associates ("FTR") indicate total United States trailer production levels for 2024 of approximately 235,000 and 224,000, respectively, which represents a decrease of approximately 26.1% and 28.7%, respectively, from 2023 production levels.

Current estimates from ACT and FTR for 2025 United States trailer production are 217,000 and 234,000, respectively, representing a decrease of approximately 7.7% and an increase of 4.5%, respectively, versus 2024. These estimates are generally in-line with our expectations as trailer manufacturers manage a continued softening of 2025 demand compared to previous years.

ACT is forecasting annual new trailer production levels for 2026, 2027, 2028, and 2029 of approximately 255,000, 302,000, 307,000, and 289,000, respectively. In addition, FTR is forecasting annual new trailer production levels of 280,000 in 2026. These estimates are generally more consistent with historical trailer industry production levels, and in some years higher than historical production levels. However, overall economic uncertainty and softening demand in the industry for certain of our products could continue to impact these estimates. This uncertainty and softening are evident in the ACT and FTR forecasts, particularly for 2025 production. However, we believe that our strategic plan and actions taken over the last several years have positioned us to remain well-suited to adapt to changes in the industry and demand environment due to our strong balance sheet, liquidity profile, and diversification. Additional discussion and analysis is included under the section titled "Industry Trends" included within Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Trailer manufacturers compete primarily through the quality of their products, customer relationships, innovative technology, and price. We have observed others in the industry also pursue the development and use of composite sidewalls that compete directly with our DuraPlate® products. Our product development is focused on maintaining a leading position with respect to these products and on development of new products and markets, leveraging products across our segments such as EcoNex™ Technology, as well as our expertise in the engineering and design of customized products.

The tank trailers component of our Transportation Solutions segment and the engineered products component of our Parts & Services segment, in most cases, participate in markets different from our historical core van and platform trailer product offerings. The customers and end markets that these components serve are broader and more diverse than the van and platform trailer industries, including the dairy, food and beverage, pharmaceutical, chemical, craft brewing, biotech, and specialty vehicle markets. In addition, our diversification efforts pertain to new and emerging markets and many of the products are driven by regulatory requirements or, in most cases, customer-specific needs.

The truck body component of our Transportation Solutions segment competes in the specialized vehicle industry, whereby there are only a few national competitors and many smaller, regional companies. Competitive factors include quality of product, lead times, geographic proximity to customers, and the ability to manufacture a product customized to customer specifications. With our national presence, diverse product offerings, and One Wabash approach to customer relationships, we believe that we are well positioned to meet the competitive challenges presented. In addition, a growing part of the truck body product line is directly aligned with our trailer customers.

Human Capital Resources and Management

As of December 31, 2024, we had approximately 6,000 Wabash employees. Throughout 2024, essentially all of our active employees were non-union. Our temporary employees represented less than 1% of our overall production workforce as of December 31, 2024.

We believe our commitment to our human capital resources is key to our mission, and our people are at the core of our *Values* and *Leadership Principles*. The Company's executives (the "Senior Leadership Team"), including the President and Chief Executive Officer, are responsible for developing and executing the Company's human capital strategy. This includes the attraction, acquisition, development, and engagement of talent to deliver on the Company's strategy and the design of employee compensation and benefits programs. The Senior Leadership Team is also responsible for developing and integrating the Company's diversity and inclusion roadmap. In addition, regular updates are provided to the Company's Board of Directors and its committees on the operation and status of human capital trends and activities. Key areas of focus for the Company include:

- *Employee Engagement* – We define engagement as a deep connection and sense of purpose at work that creates extra energy and commitment. Our goal is to engineer a winning culture that is designed to execute the Company's strategic plan. Over the long-term, we seek better outcomes from having a highly engaged and values-aligned workforce, including higher retention, higher productivity, better customer satisfaction, better quality, and better safety. We provide all employees with the opportunity to share their opinions and feedback on our culture through a voluntary annual employee engagement assessment where all employees are encouraged to participate. Results are measured and analyzed to enhance the employee experience, promote employee retention, drive positive change, and leverage the overall success of our organization.

- *Talent Development* – One of our Company values is *Always Learn*. We put that into practice by offering our own welding and skills training courses, self-directed learning modules and an executive leadership development program at no cost to employees. Additionally, we host a wide variety of learning and development opportunities through our custom-tailored Learning Management System — Wabash U. Our employees have access through an online portal to thousands of self-directed and instructor-led courses on a variety of professional development topics. As of 2024, Wabash U offers employees access to over 18 hours of Wabash Management System (WMS) courses tailored specifically to Wabash. This includes more than 40 courses, with plans to expand the offerings further in the coming year.

  Targeted learning and development opportunities are also created through external partnerships, including special development programs for front line leaders (with over 500 trained since the program began in 2022), as well as focused executive development across a variety of topics. Full-time Wabash employees can pursue various courses, undergraduate and graduate degree programs, or relevant certifications at an accredited college or university without added financial burden by using our Accelerator tuition reimbursement program. We provide all employees a wide range of professional development experiences, both formal and informal, at all stages in their careers. In addition, Wabash employees and dependents of employees are eligible for a variety of scholarships offered by Wabash and the industry associations to which we belong. We support the youth in our communities through program funding, training programs, internships, co-ops, and our emerging leadership development programs.

- *Focus on Safety* – At Wabash, safety is our first priority. We prioritize the safety of our employees, our customers, and our communities. We demonstrate our commitment to safety by investing in innovations that help protect people who operate our equipment. In addition, we partner with other manufacturers in the industry to further promote safety by sharing best practices and ideas for implementing higher standards.

We continually focus on reducing the frequency and severity of workplace injuries and improving the workplace environment for our employees. We provide ongoing safety training and development at our production facilities, which are designed to educate and empower our employees with the knowledge and tools necessary to make safe choices and mitigate risks. Our employees are encouraged and expected to identify safety opportunities and report near-misses through our safety good catch program. The Company utilizes a mixture of leading and lagging indicators to assess the health and safety performance of its operations. We measure OSHA Total Recordable Incident Rate ("TRIR"), which in 2024, was 5.5. We also measure our Blueprint for Excellence, which assesses a facility's overall safety program and identifies key areas of improvement. The "Blueprint" is one of our leading indicators that helps our plants proactively measure their safety culture. Wabash utilizes a software platform (Ideagen) to strategically mitigate safety risks by understanding historical data and driving business decisions based on actionable insights and advanced analytics.

Our safety awards include:

- 2023 Truck Trailer Manufacturers Association Plant Safety Awards (Cadiz, Kentucky, and San José Iturbide, Guanajuato, Mexico)

- 2022 Truck Trailer Manufacturers Association Plant Safety Awards (Fond du Lac, WI, and New Lisbon, WI)

- 2021 Truck Trailer Manufacturers Association Plant Safety Awards (Little Falls, MN, and San José Iturbide, Guanajuato, Mexico)

- 2020 Truck Trailer Manufacturers Association Plant Safety Awards (Fond du Lac, WI, and San José Iturbide, Guanajuato, Mexico)

- 2019 Truck Trailer Manufacturers Association Plant Safety Award (New Lisbon, WI)

- 2018 Truck Trailer Manufacturers Association Plant Safety Award (San José Iturbide, Guanajuato, Mexico)

- 2017 Kentucky Governor's Safety and Health Award (Cadiz, KY)

- 2016 Truck Trailer Manufacturers Association Plant Safety Awards (New Lisbon, WI, and San José Iturbide, Guanajuato, Mexico)

- **Health and Wellness** – The well-being of our employees is vital to our success. We offer a range of innovative, flexible and convenient programs aimed at supporting our employees' holistic well-being. These programs provide tools and resources to help employees on their healthcare journey fostering engagement in beneficial, well-being-focused behaviors.

- **Diversity and Inclusion** – Wabash is committed to having a workforce that is diverse and embraces inclusion at all levels, reflecting the diversity of our customers and the varied environments in which we conduct business around the globe. Recognizing, valuing, and fully leveraging our different perspectives and backgrounds to achieve our business goals demonstrates our inclusive culture and is part of our *Leadership Principles* ("Embrace Diversity and Inclusion"). We need inclusion and diversity to achieve our targeted business results and fulfill our vision of being a premier provider of diverse solutions that optimize customers' end-to-end supply chains across transportation, logistics and infrastructure markets. Openness to diversity widens our access to the best talent, and inclusion allows us to engage that talent fully. In addition, we place special focus on preventing pay imbalances among genders, including proactive adjustments to pay, titles, and/or benefits to prevent gender pay gaps.

  In 2024, 61% of our total hourly hires were women and/or minorities, and 54% of total salaried hires in 2024 were women and/or minorities.

- **Compensation and Benefits** – At Wabash, we are redefining total compensation and benefits into a holistic compensation, benefits and well-being offering with a forward-thinking approach that sets us apart. We do not just aim for market competitiveness—we lead with innovation ensuring our employees are rewarded not only fairly but in ways that inspire growth and performance. Our commitment to equity, excellence and future-focused solutions drives everything we do creating a workplace where our employees thrive and accomplishments are shared. The holistic compensation philosophy is designed to:

  - Attract and retain talent by offering competitive pay to attract skilled employees essential for our growth.

  - Reward performance by recognizing and incentivizing contributions that drive the Company's success with transparency to each piece of an employee's compensation.

- Align outcomes by linking compensation to our values and leadership principles alongside Company and individual performance to foster shared achievements.

In addition, other programs can include annual bonuses, stock-based compensation awards, a 401(k) plan and non-qualified deferred compensation plan with employee matching opportunities, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, adoption assistance, paid family leave, family care resources, flexible work schedules, safety shoe and prescription safety glass programs, an employee assistance program, and tuition assistance, among many others.

- *Community Involvement* – Wabash's Community Impact program combines volunteer work with financial support to make a meaningful, long-lasting impact in our communities. We actively partner with nonprofit organizations on projects to donate time, materials and financial resources to support our communities where we live and work. We believe that enriching the lives of those around us is a powerful investment in our future. The Wabash community impact initiatives target support to programs under three key pillars: youth advocacy, veteran and military family and food insecurity.

In 2024, Wabash donated more than $550,000 to nonprofit organizations through corporate gifts, in-kind donations, local charitable sponsorships and employee donations. Our charitable contributions included gifts to K9s for Warriors, Junior Achievement, National Alliance on Mental Illness, Gary Sinise Foundation, Boys and Girls Club, United Way, Fisher House, CASAs for kids, Humane Society, Hope for Warriors, Habitat for Humanity, Feeding America, Veterans Assistance Foundation, Mental Health America, Wreaths Across America, Special Olympics, Soldiers Point, Big Brothers Big Sisters, Scouts of America, Salute the Troops, YWCA and more. In addition to these amazing organizations, we also supported local schools' programs across the country with robotics clubs, weld programs, career development programs, food bank backpack programs, youth sports, music enrichment programs and more.

Our charitable giving efforts provided us with the opportunity to have meaningful impacts on the world around us in 2024. We were privileged to partner with organizations on some new and exciting projects. In Wisconsin, we started a new program with the Veteran's Assistance Foundation to provide beds to newly housed veterans who were experiencing homelessness. In Southern California, we helped fund a smart home for a disabled veteran with the Gary Sinise Foundation. In Indiana, we funded the holiday backpack program for the entire Tippecanoe County School Corporation with Food Finders.

Wabash encourages all employees to become involved in their communities. Our Day of Giving program supports our philanthropic goals by allowing all full-time employees up to one scheduled workday of paid time each calendar year to participate in a volunteer activity of their choosing. In an effort to empower our employees to be active agents of positive change in our communities, Wabash organized over 90 Day of Giving events exclusively for our employees to give back with their time.

In 2024, around 20% of the company's workforce dedicated over 7,300 hours of volunteer work, actively supporting local food banks, homeless shelters, veteran services agencies, environmental conservation programs, local schools' leadership and career readiness activities, Junior Achievement, Salvation Army, YWCA, local animal shelters, Wreaths Across America, youth athletics, art programs, foster child agencies, programs to support people with disabilities and more.

In addition to our donations and volunteer efforts, we have also hosted numerous onsite events to support local youth, food insecurity projects, the United Way and a veterans' event. Wabash processed over 49,000 pounds of food for distribution, wrapped over 600 holiday gifts for kids, and assembled 140 bears for military kids.

Wabash is committed to continuing its mission to positively impact the world, and we will continue to drive initiatives to give back and deliver purposeful improvements in our communities.

Our annual Corporate Responsibility Report is available on our website (ir.onewabash.com) and references the ongoing environmental, social, and governance (ESG) initiatives that demonstrate our commitment to sustainability and social responsibility. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Annual Report

Competitive Strengths

We believe our core competitive strengths include, but are not limited to:

- *Long-Term Core Customer Relationships* – We are the leading provider of trailers to a significant number of top tier trucking companies, generating a revenue base that has helped to sustain us as one of the market leaders. Our van products are preferred by many of the industry's leading carriers. We are also a leading provider of liquid-transportation systems and engineered products and we have a strong customer base, consisting of mostly private fleets, and have earned a leading market position across many of the markets we serve. In addition, we are a leading manufacturer of truck bodies, and we have a strong customer base of large national fleet leasing companies and large retailers. Our competitive strength related to long-term core customer relationships is evidenced by our multi-year order agreement with J.B. Hunt Transport Inc., which we announced in January 2023.

- *Technology and Innovation* – We continue to be recognized by the trucking industry as a leader in developing technology to provide value-added solutions for our customers that reduce trailer operating costs, improve revenue opportunities, and solve unique transportation problems. Throughout our history, we have been and we expect to continue to be a leading innovator in the design and production of transportation products. We have commercialized and launched DuraPlate® Cell Core, a modified DuraPlate® panel that reduces the weight of a conventional 53 foot DuraPlate® trailer by 300 pounds without compromising strength or durability. Our refrigerated offerings now include EcoNex™ Technology, which is under our Acutherm™ portfolio of solutions designed for intelligent thermal management. EcoNex™ Technology provides up to 25% improvement in thermal performance and up to 200 lbs in weight savings over Wabash's conventional refrigerated truck body. This translates into lower lifetime operational costs and more conscious use of resources. In August 2022, we announced a $20 million investment to be made in our manufacturing capacity to scale our EcoNex™ technology within refrigerated offerings and other transportation and logistics related products. Additionally, The Kroger Company continues to a be a large Wabash customer since placing an initial order for more than $10 million in 2021 of refrigerated home delivery vehicles with EcoNex™ Technology.

Since December 2021 we have partnered with Purdue University to accelerate the Company's speed to market with proprietary, innovative products. The partnership connects Wabash to Purdue's Office of Industry Partnerships, allowing us to leverage Purdue University's resources to deliver new and improved sustainability-focused solutions to the transportation, logistics, and distribution industries. For example, in 2024 we announced a research and development project to investigate an experimental trailer that recaptures its own electricity from vibrations, heat and airflow.

In addition, Wabash was selected to receive a $1.6 million grant award from the U.S. Department of Energy Solar Energy Technologies Office (SETO) to support a research and development project aimed at decarbonizing the commercial transportation industry. The three-year project, set to begin in 2025 in partnership with the University of Delaware's Center for Composite Materials, focuses on integrating high-efficiency solar energy into refrigerated trailers and truck bodies. This innovation will play a pivotal role in making zero-emission mid-mile transportation a commercially viable option.

- *Significant Brand Recognition* – In January 2022, Wabash National Corporation and its portfolio of brands rebranded as Wabash® and began a significant shift in the Company's go-to-market brand strategy. This rebranding provides the foundation to build upon our history of being one of the most widely recognized brands in the industry, recognized for quality, performance, and innovation leadership. It also positions us to increase the ease of doing business for customers and solve critical customer needs with innovative solutions across products from the first to final mile. In addition, we were named to the Forbes list of America's Most Successful Small-Cap Companies 2024.

- *Wabash Management System (WMS)* – WMS empowers Wabash to drive breakthrough change using an aligned approach to build standards, knowledge and capability. WMS prioritizes our strategic objectives and transforms the organization through sustainable execution, creating genuine value for all. WMS puts our culture into action through a Lean mindset and respect for all, inspiring every employee to actively contribute to our enterprise transformation. The Wabash Management System is our comprehensive approach to improving how employees work every day.

Safety, quality, delivery, cost, morale, and environment are the core elements of our program of continuous improvement. We currently maintain an ISO 14001 registration of the Environmental Management System at four facilities, which include our Lafayette, Indiana; Cadiz, Kentucky; San José Iturbide, Mexico; and Harrison, Arkansas locations. In addition, we have achieved ISO 9001 registration of the Quality Management Systems at our Lafayette, Indiana and Cadiz, Kentucky facilities.

- *Corporate Culture* – As further described above in the "Human Capital Resources and Management" section, we believe strong human capital acts as a competitive differentiator and our focus is not only on ensuring we have the right leaders in place to drive our strategic initiatives today, but also to nurture our talent pipeline to develop strong leaders for our company's future. To that end, we benefit from an experienced, value-driven management team and dedicated workforce.

  We strive to achieve alignment at every layer and throughout all functional areas of our business and are focused on ensuring the right systems are in place to facilitate all team members working toward the same shared goals. Critical to this is the One Wabash mindset that our business is constructed of three interlinked segments that benefit from one another and are stronger as a result of being part of Wabash.

- *Extensive Distribution Network* – We utilize a network of 22 independent dealers with approximately 65 locations throughout North America to distribute our van trailers. Our platform trailer distribution network consists of 59 independent dealers with approximately 100 locations throughout North America. Our tank trailers are distributed through a network of 4 independent dealers with 7 locations throughout North America, along with additional arrangements to provide supplemental coverage as needed. Additionally, our truck body commercial network consists of more than 1,100 partners. Our commercial network primarily serves mid-market and smaller sized carriers and private fleets in the geographic region where the partner is located and occasionally may sell to large fleets.

  In addition to our independent dealer network, we bolster our aftermarket support through a preferred partner network that provides equipment service, maintenance and access to Wabash Genuine Parts. This network includes more than 15 independent parts and service locations throughout North America, ensuring comprehensive coverage and reliable support for our customers' ongoing needs.

Regulation

Truck trailer length, height, width, maximum weight capacity and other specifications are regulated by individual states. The federal government also regulates certain safety and environmental sustainability features incorporated in the design and use of truck and tank trailers, as well as truck bodies. These regulations include: requirements to install Electronic Logging Devices, the use of aerodynamic devices and fuel saving technologies, as well as operator restrictions as to hours of service and minimum driver safety standards (see "Industry Trends" included within Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for more details on these regulations). In addition, most tank trailers we manufacture have specific federal regulations and restrictions that dictate tank design, material type and thickness. Manufacturing operations are subject to environmental laws enforced by federal, state and local agencies (see "Environmental Matters").

Products

Since our inception, we have worked to expand our product offerings from a single truck trailer dry van product to a broad range of connected solutions for the transportation, logistics, and distribution industries to help our customers move everything from first to final mile. We manage a diverse product portfolio, maintain long-standing customer relationships, and focus on innovative and breakthrough technologies within two operating segments.

Our current Transportation Solutions segment primarily includes the following products:

- **Van, Platform, and Tank Trailers**

  - *Dry Van Trailers.* The dry van market represents our largest product line and includes trailers sold under the DuraPlate® and DuraPlate HD® trademarks. Our DuraPlate® trailers utilize a proprietary technology that consists of a composite sandwich panel wall for increased durability and greater strength. In addition, we have introduced DuraPlate® Cell Core, a modified DuraPlate® panel that reduces the weight of a conventional 53-foot DuraPlate® trailer by 300 pounds.

  - *Platform Trailers.* Platform trailers were sold under the Transcraft® and Benson® trademarks until the January 2022 rebranding as Wabash®. Platform trailers consist of a trailer chassis with a flat or "drop" loading deck without permanent sides or a roof. These trailers are primarily utilized to haul steel coils, construction materials, and large equipment. In addition to our all steel and combination steel and aluminum platform trailers, we also offer a premium all-aluminum platform trailer.

- ○ *Acutherm™ Refrigerated Trailers.* Our refrigerated trailers provide thermal efficiency, maximum payload capacity, and superior damage resistance. Our refrigerated trailers were sold under the ArcticLite® trademark until the January 2022 rebranding as Wabash® and use our SolarGuard® technology, coupled with our foaming process, which we believe enables customers to achieve lower costs through reduced operating hours of refrigeration equipment and therefore reduced fuel consumption. Our Acutherm™ refrigerated trailer with EcoNex™ Technology provides up to 28% improvement in thermal performance over Wabash's conventional ArcticLite® refrigerated trailer construction, prevents water intrusion, slows foam degradation, and ultimately, extends equipment life. The all-composite floor system of the Acutherm™ refrigerated trailer with EcoNex™ Technology is being engineered to increase cube capacity and eliminate corrosion issues of conventional refrigerated trailers.

- ○ *Tank Trailers.* Our tank trailer offerings include several products dedicated to transportation solutions. These brands included Walker™ Transport, Brenner® Tank, and Bulk Tank International until the January 2022 rebranding as Wabash®. Our product offerings in this component of the TS segment include stainless steel and aluminum tank trailers for the dairy, food and beverage, oil, and gas markets, as well as stainless steel and fiberglass reinforced poly tank trailers for chemical end markets.

- ▪ **Truck Bodies and Related Products**

  - ○ *Wabash® Dry Freight Truck Bodies.* These truck bodies range from 12 to 30 feet in length with exterior walls assembled from one of several material options, including our premium DuraPlate® panels and pre-painted aluminum sheet and post. Additional features include industry-leading durable one-piece front header design, LED marker lights, sealed wiring harnesses, hardwood flooring, and various door configurations to accommodate end-user loading and unloading requirements. This product is adaptable for a diverse range of uses in dry-freight transportation.

  - ○ *Cargo and Cargo XL Bodies.* An ideal route truck for a variety of commercial applications, these van bodies are manufactured on cutaway chassis which allow access from the cab to the cargo area. This newly designed product line utilizes our DuraPlate® panel wall construction as the foundation for a superior light duty delivery vehicle for the growing final mile segment of the truck body market we serve.

  - ○ *Insulated Acutherm™ Refrigerated Truck Bodies.* These insulated van bodies, in lengths from 12 to 28 feet, provide versatility and dependability for temperature-controlled applications. Flexible for either hand-load or pallet-load requirements, they are ideal for multi-stop distribution of both fresh and frozen products. Introduced in late 2024, Acutherm™ Refrigerated Truck Bodies with EcoNex™ Technology provide a lighter and more thermally efficient insulated wall, floor, and roof construction to meet the growing demand for a more sustainable thermal delivery solution for our customers.

  - ○ *Light-Duty Acutherm™ Refrigerated Bodies with EcoNex™ Technology.* Our light-duty, home delivery refrigerated truck body with EcoNex™ Technology is designed to maximize both cargo capacity and delivery productivity on chassis with gross vehicle weight ratings below 10,000 pounds. The purpose-built insulated body design facilitates a rack and tote system unique to the food distribution industry while creating easy access to separate temperature zones for perishable goods.

  - ○ *Platform Truck Bodies.* Our platform truck bodies offer various configurations with steel front bulkheads and removable stake racks on the sides and rear. The platform truck body is utilized for a broad range of manufacturing and construction industries' transportation needs.

- ▪ **Other Transportation Solutions Components**

  - ○ *Used Trailers.* These products include the sale of used trailers through our used fleet sales center to facilitate additional new trailer sales with a focus on selling both large and small fleet trade packages to the wholesale market.

  - ○ *Wood Products.* We manufacture laminated hardwood oak flooring used primarily in our dry van trailer products at our manufacturing operations located in Harrison, Arkansas.

Our current Parts & Services segment primarily includes the following products:

- **Upfit, Parts, and Services Offerings**

  - *Aftermarket Parts and Services.* Aftermarket component products are manufactured to provide continued support to our customers throughout the life-cycle of the trailer. Utilizing our on-site service centers, we provide a wide array of quality aftermarket parts and services to our customers. In addition, we provide parts and maintenance and repair services for tank trailers and other related equipment through our five tank service centers.

  - *Truck Body Upfitting, Parts, and Services.* Through our truck body upfitting locations, we offer solutions to help customize and ensure our products meet the needs of our customers. Offerings include steel flatbed bodies, truck body mounting, shelving for package delivery, partitions, roof racks, hitches, thermal solutions, liftgates, and more. We also offer direct-line access to truck body repair parts (generally for all manufacturers) and provide other services such as door repair and replacement, collision repair (generally for all manufacturers), and basic maintenance. We currently have six locations throughout the United States for truck body parts and services, five of which also offer upfitting services.

- **Linq Venture Holdings, LLC**

  - *Linq Venture Holdings LLC.* As further described in Note 6 in the Notes to Consolidated Financial Statements, during the fourth quarter of 2023, the Company continued to unify and expand its parts and services capabilities and ecosystem by executing an agreement with a partner to create a new legal entity (Linq Venture Holdings LLC, "Linq") to develop and scale a digital marketplace in and for the transportation and logistics distribution industry. Linq is intended to be the digital channel to market Wabash equipment and parts & services, as well as non-Wabash parts & services, in a digital marketplace format to end customers as well as dealers.

- **Wabash Parts LLC**

  - *Wabash Parts LLC.* As further described in Note 6 in the Notes to Consolidated Financial Statements, during the second quarter of 2022, we unified and expanded our parts and distribution capabilities by executing an agreement with a partner to create a new legal entity (Wabash Parts LLC) to operate a parts and services distribution platform. The single channel distribution network will, over time, include the entire Wabash aftermarket portfolio and a wide range of transportation parts with increased inventory and faster shipping. In addition, the network utilizes Wabash's extensive network of equipment dealers' service capabilities, as well as the infrastructure of industry-leading partners of national wholesale distribution for aftermarket heavy-duty truck and trailers parts, using multiple distribution centers across the United States.

- **Process Systems**

  - *Process Systems.* Product offerings include stainless steel storage tanks and silos, mixers, and processors for the dairy, food and beverage, pharmaceutical, chemical, craft brewing, and biotech end markets.

- **Other Parts & Services Product Offerings**

  - *Trailers as a Service (TaaS)*[SM]. Our TaaS initiative combines our market-leading trailer products with emerging capabilities like parts distribution and a growing maintenance and repair network in order to provide a valuable suite of services to our customers and contribute to our growing base of recurring revenue in our Parts & Services operating segment.

  - *Composites.* Our Composites products focus on the use of DuraPlate® composite panels and EcoNex[TM] Technology beyond the semi-trailer market. Product offerings include truck bodies, overhead doors, and other industrial applications. We continue to develop new products and actively explore markets that can benefit from the proven performance of our proprietary technology. We offer a number of aerodynamic solutions designed to improve overall trailer aerodynamics and fuel economy, most notably the DuraPlate® AeroSkirt®, which is EPA Smartway® verified and California Air Resource Board compliant.

  - *Used Trailers.* These products include the sale of used trailers that do not occur through our used fleet sales center.

Customers

Our customer base has historically included many of the nation's largest truckload common carriers, leasing companies, private fleet carriers, less-than-truckload common carriers, and package carriers. We continue to expand our customer base and achieve diversification through acquisitions, organic growth, product innovation, and through our extensive distribution and service network. All of these efforts have been accomplished while maintaining our relationships with our core customers. Our five largest customers together accounted for approximately 42%, 32%, and 33% of our aggregate net sales in 2024, 2023 and 2022, respectively. Our largest customer accounted for 15% and 12% of our aggregate net sales in 2024 and 2023. No individual customer accounted for more than 10% of our aggregate net sales in 2022. International sales accounted for less than 10% of net sales for each of the last three years.

We have established relationships as a supplier to many large customers in the transportation industry for our dry and refrigerated van products, platform trailers, and tank trailers, including the following:

- *Truckload Carriers:* Crete Carrier Corp.; J.B. Hunt Transport, Inc.; and Werner Enterprises, Inc.

- *Less-Than-Truckload Carriers:* Old Dominion Freight Lines, Inc.; FedEx Freight, Inc; R&L Carriers, Inc.; and Saia, Inc.

- *Leasing Companies:* Fleetco, Inc.; Penske Truck Leasing Company; Ryder System, Inc.

- *Private Fleets:* Excel Trailer; Kroger.

- *Liquid Carriers:* Semo Tank/Baker Equipment Co.; Dana Liquid Transport Corporation; Stuart Tank Sales Corporation; Hills Stainless Tank Inc.

Through our engineered products component of the Parts & Services segment we also sell our products to other customers including, but not limited to, GlaxoSmithKline Services Unlimited and W.M. Sprinkman.

In addition, we sell our truck bodies to fleet leasing customers and direct customers including, but not limited to: Budget Truck Rental, LLC; Enterprise Holdings, Inc.; Penske Truck Leasing Company; Ryder System, Inc.; and JB Hunt Transport, Inc. Notable end users of our truck body products include, but are not limited to: Krispy Kreme, Inc.; Kroger; Southern Glazer's Wine and Spirits of America; American Tire Distributors, Inc.; Costco Wholesale Corporation; and Lowe's Companies, Inc.

Marketing and Distribution

We market and distribute our products through the following channels:

- Factory direct accounts; and

- Independent dealerships.

Factory direct accounts are generally large fleets that are high volume purchasers. Historically, we have focused on the factory direct market in which customers are highly knowledgeable of the life-cycle costs of equipment and, therefore, are best equipped to appreciate the innovative design and value-added features of our products, as well as the value proposition for lower total cost of ownership over the life-cycle of our products.

We also sell our van, platform, and tank trailers through a network of independent dealers. Additionally, our truck body products are sold through commercial dealers. Our dealers primarily serve mid-market and smaller sized carriers and private fleets in the geographic region where the dealer is located and occasionally may sell to large fleets. The dealers may also perform service and warranty work for our customers.

Raw Materials

We utilize a variety of raw materials and components including, but not limited to, specialty steel coil, stainless steel, plastic, aluminum, lumber, tires, landing gear, axles and suspensions, which we purchase from a limited number of suppliers. While we manage some of our commodity price changes by entering into fixed price contracts with our suppliers and through financial derivatives, raw material costs as a percentage of net sales for 2024 increased slightly compared to 2023. Significant price fluctuations or shortages in raw materials or finished components have had, and could have in the future, adverse effects on our results of operations. In 2025 and for the foreseeable future, we expect that the raw materials used in the greatest quantity will be steel, aluminum, plastic, and wood. We will continue to endeavor to pass along raw material and component cost increases. Price increases used to offset inflation or disruption of supply in core materials have generally been successful, although sometimes are delayed. Increases in prices for these purposes represent a risk in execution. In an effort to minimize the effect of price fluctuations, we hedge certain commodities that have the potential to significantly impact our results of operations.

Backlog

Orders that have been confirmed by customers in writing and have defined delivery timeframes are included in our backlog. Orders that comprise our backlog may be subject to changes in quantities, delivery, specifications, terms, or cancellation. The following table presents backlog information as of December 31, 2024 and December 31, 2023 (in millions):

		December 31,			
		2024		2023	Change
12-month backlog	$	813	$	1,589	(49)%
Total backlog	$	1,169	$	1,895	(38)%

The decrease in rolling 12-month backlog and total backlog from December 31, 2023 is primarily due to a slow 2025 dry van order season. This coincides with customers indicating that freight market conditions are likely to follow normal seasonal patterns in 2025, with a modest degree of inflection during the second half of the year. Our dry van customers have indicated they will communicate their needs throughout the year as they gain more clarity, rather than booking orders within the industry's traditional lump sum manner. This is significant because dry vans tend to be the largest driver of our backlog, particularly during the fourth quarter. Refer to the "Outlook" section below for additional details related to industry and market conditions.

Patents and Intellectual Property

We hold or have applied for 150 patents in the U.S. on various components and techniques utilized in our manufacture of transportation equipment and engineered products. In addition, we hold or have applied for 157 patents or registered designs in foreign countries. Our patents include intellectual property related to the manufacture of trailers, containers, truck bodies, platform trailers, tanks, and other engineered products—all of which we believe offer us a significant competitive advantage in the markets in which we compete.

Many of our patents include intellectual property related to the manufacture of trailers, containers, truck bodies, and platforms using our proprietary EcoNex™ Technology. Our EcoNex™ Technology is a molded structural composite technology and these patents and patent applications cover the use of extruded foam bricks assembled and cured together in different configurations with resins and fiber mats to create various components and structures including, for example, wall panels and flooring assemblies. We believe the intellectual property related to this use of composite technology in our industry, including proprietary knowledge of the processes involved in manufacturing these components and the resulting products, will offer us a significant market advantage to continue to create proprietary products exploiting this technology. These patent applications will not begin to expire until 2036.

Our DuraPlate® patent portfolio includes several patents, which cover not only utilization of our DuraPlate® products in the manufacture of trailers, but also cover a number of aerodynamic-related products aimed at increasing the fuel efficiency of trailers, including DuraPlate AeroSkirt®. U.S. and foreign patents and patent applications in our DuraPlate® patent portfolio have expiration dates extending until 2036. Certain U.S. patents relating to the combined use of DuraPlate® panels and logistics systems within the sidewalls of our dry van trailers will not expire until 2027 or after; several other issued U.S. patents and pending patent applications relating to the use of DuraPlate® panels, or other composite materials, within aerodynamic-related products will not begin to expire until after 2030. Additionally, we also believe that our proprietary DuraPlate® and DuraPlate® Cell Core production processes, which have been developed and refined since 1995, offer us a significant competitive advantage in the industry—above and beyond the benefits provided by any patent protection concerning the use and/or design of our DuraPlate® products. While we continue to invest in the development of new composite panel technologies, we believe the proprietary knowledge of our DuraPlate panel manufacturing processes and the significant intellectual and capital hurdles in creating similar production processes provide us with an advantage over others in the industry who utilize composite sandwich panel technology.

Additionally, our intellectual property portfolio includes patents related to the rear impact guard ("RIG"). The RIG patents include RIG designs which surpass the federal regulatory RIG standards for the U.S. and Canada and will not begin to expire until 2035.

In addition, our intellectual property portfolio includes patents and patent applications covering many trailer industry components. These products have become highly desirable and are recognized for their innovation in the markets we serve. These patents include, for example, those covering the Trust Lock Plus® door locking mechanism, the Max Clearance® Overhead Door System, which provides additional overhead clearance when an overhead-style rear door is in the opened position that would be comparable to that of swing-door models, the use of bonded or riveted intermediate logistics strips, the bonded D-ring hold-down device, bonded skylights, and the DuraPlate® arched roof. The patents covering these products will not expire before 2029. We believe all of these proprietary products offer us a competitive market advantage in the industries in which we compete.

We also hold or have applied for 46 trademarks in the U.S. as well as 68 trademarks in foreign countries. These trademarks include the Wabash® brand as well as trademarks associated with our proprietary technologies and products such as DuraPlate®, MaxClearance® Overhead Door System, Trust Lock Plus®, EZ-7®, DuraPlate Aeroskirt®, Aeroskirt CX®, DuraPlate HD®, Lock-Rite®, and EZ-Adjust®. Further, our EcoNex™ Technology trademark application currently pending in the U.S., Canada, Mexico, and Australia covers our proprietary molded structural composites technology featured in many of our refrigerated solutions. Additional trademark and service mark applications covering our proprietary technologies include Acutherm™ covering an intelligent thermal management system of components, products, and solutions, our Trailers as a Service (TaaS)™ platform for providing customers with trailer pool services, and our Everline™ brand of Wabash parts. We believe all of these trademarks are important for the identification of our products and the associated customer goodwill; however, our business is not materially dependent on such trademarks.

Environmental Matters

Our facilities are subject to various environmental laws and regulations, including those relating to air emissions, climate change, wastewater discharges, the handling and disposal of solid and hazardous wastes and occupational safety and health. Our operations and facilities have been, and in the future may become, the subject of enforcement actions or proceedings for non-compliance with such laws or for remediation of company-related releases of substances into the environment. Resolution of such matters with regulators can result in commitments to compliance abatement or remediation programs and, in some cases, the payment of penalties (see "Legal Proceedings" in Part I, Item 3 for more details).

We believe that our facilities are in substantial compliance with applicable environmental laws and regulations. Our facilities have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with these laws and regulations. However, we currently do not anticipate that the future costs of environmental compliance will have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Website Access to Company Reports

We use our Investor Relations website, ir.onewabash.com, as a channel for routine distribution of important information, including news releases, presentations, and financial information. We post filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities Exchange Commission ("SEC"), including our annual, quarterly, and current reports on Forms 10-K, 10-Q and 8-K, our proxy statements, and any amendments to those reports or statements. All such postings and filings are available on our Investor Relations website. The SEC also maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Information About Our Executive Officers

The following are the executive officers of the Company:

Name	Age	Position
Brent L. Yeagy	54	President and Chief Executive Officer, Director on the Board of Directors
M. Kristin Glazner	47	Senior Vice President, Chief Administrative Officer, Corporate Secretary
Patrick Keslin	44	Senior Vice President, Chief Financial Officer
Michael N. Pettit	49	Senior Vice President, Chief Growth Officer
Drew Schwartzhoff	47	Senior Vice President, Chief Commercial Officer
Donald Winston	47	Senior Vice President, Chief Operating Officer

Brent L. Yeagy. Since June 2018, Mr. Yeagy has been responsible for the strategic direction and operations of Wabash in his role as President and Chief Executive Officer. Before his appointment as President and CEO, Mr. Yeagy was President and Chief Operating Officer from October 2016 to June 2018. Mr. Yeagy joined Wabash in 2003 and held a number of positions with increasing responsibility, including Vice President of Manufacturing, Vice President and General Manager of Commercial Trailer Products, and Senior Vice President – Group President, Commercial Trailer Products. Prior to Wabash, from 1999 to 2003, Mr. Yeagy held various positions within human resources, environmental engineering and safety management for Delco Remy International. Mr. Yeagy served in various plant engineering roles at Rexnord Corporation from December 1995 through 1999. He also served in the United States Navy from 1991 to 1994. Mr. Yeagy holds a Bachelor of Science in Environmental Engineering Science and a Master of Science in Safety Engineering from Purdue University, and an MBA in Business Management from Anderson University. He has also attended executive programs at the University of Michigan's Ross School of Business as well as Stanford's Graduate School of Business. Mr. Yeagy is a graduate of the U.S. Navy's Naval Nuclear Power Program and participated in the Navy's Officer Candidate Program.

M. Kristin Glazner. Kristin Glazner was appointed Senior Vice President, Chief Administrative Officer on December 8, 2023, in an expanded role leading administrative operations within Wabash, including leading Wabash Management System. She continues to serve as General Counsel and Chief Human Resources Officer, holding both roles since June 1, 2020. Ms. Glazner joined Wabash in February 2010 as Corporate Counsel and served in that role until October 2017, when she was appointed to the position of Vice President – Human Resources and Legal Administration, then Vice President – Corporate Human Resources. She was named Senior Vice President and Chief Human Resources Officer in November 2018. Before joining Wabash, Ms. Glazner was an attorney with the law firm Baker & Daniels LLP (now Faegre Drinker Biddle & Reath LLP) from 2002 to 2010. She holds a Juris Doctor degree from Indiana University Maurer School of Law and a Bachelor of Arts degree from Butler University.

Patrick Keslin. Mr. Keslin was appointed to Senior Vice President, Chief Financial Officer on September 1, 2024, having previously served as Vice President, Finance since 2022. He joined Wabash in 2017 and has served in a number of positions with increasing responsibility, including Senior Director of Business Finance, Senior Director of Finance – Commercial Trailer Products and Director of Finance – Diversified Products Group. Prior to Wabash, from 2001 to 2017, Mr. Keslin held various finance positions at Honeywell, including Director of Finance at Honeywell UOP in Des Plaines, Illinois. With more than 22 years of experience in finance at Fortune 500 and Fortune 1000 manufacturing companies, he has a broad understanding of strategic planning, financial modeling, pricing strategy, production planning and lean manufacturing processes and principles. Mr. Keslin holds an MBA with concentrations in Finance, Accounting, Economics and Econometrics from The University of Chicago Booth School of Business and a Bachelor of Science in Business Finance from Indiana University – Kelley School of Business with a Minor in Mathematics. He also attended The Executive Program for Prospective CFOs at Chicago Booth in November 2023.

Michael N. Pettit. Mr. Pettit was appointed to Senior Vice President, Chief Growth Officer on September 1, 2024. In this role, Mr. Pettit focuses on driving the company's growth initiatives, expanding market reach, and overseeing the company's Parts and Services segment with a focus on the integration of physical and digital technologies. Before this appointment, Mr. Pettit served as Senior Vice President, Chief Financial Officer since January 2020. His prior roles at Wabash include Senior Vice President and Group President, Final Mile Products (2018–2020), and Vice President of Finance and Investor Relations (2014–2018). He joined Wabash in 2012 as Director of Finance for Commercial Trailer Products. Before joining Wabash, he spent 14 years at Ford Motor Company, where he held various finance positions with increasing responsibility. With over 25 years of experience in the transportation industry, Mr. Pettit has a broad understanding of strategic planning, mergers and acquisitions, pricing strategy, production planning, and lean manufacturing processes and principles. He holds a Bachelor of Science degree in Industrial Management from Purdue University and an MBA from Indiana University. He has also completed executive development programs at prestigious institutions, including Harvard University, Stanford University, University of Chicago Booth School of Business and Northwestern University.

Drew Schwartzhoff. Drew Schwartzhoff was appointed Senior Vice President, Chief Commercial Officer on January 15, 2025, after serving as Senior Vice President, Strategic Marketing since September 2024. He is responsible for overseeing the company's sales, customer experience, product management, marketing and communications strategies. With over 25 years of experience in marketing and business leadership, he brings a wealth of expertise in driving customer-centric strategies and delivering innovative solutions across a range of industries. Mr. Schwartzhoff joined the company as Vice President, Marketing in 2023. Before Wabash, he held senior marketing positions at C.H. Robinson, a global logistics provider, where he played a key role in enhancing the company's customer experience and market presence. His extensive background spans both business-to-business and business-to-consumer marketing, with a strong focus on the logistics and supply chain sectors. He is recognized for his ability to integrate marketing and product strategies, ensuring that customer experience and market penetration are at the forefront of business growth. His strategic vision and leadership are integral to Wabash's mission of delivering connected solutions that change how the world reaches you. Mr. Schwartzhoff holds a Bachelor of Business Administration degree in Marketing from St. Cloud State University.

Donald Winston. Donald Winston was appointed Senior Vice President, Chief Operating Officer on January 15, 2025, after serving as Senior Vice President, Global Operations since September 2024. Mr. Winston leads the company's core manufacturing teams and oversees global procurement, supply chain and operational excellence initiatives. With extensive leadership experience in manufacturing leadership and a strong track record in continuous improvement, he is focused on driving operational efficiencies, safety and quality across the company's North American manufacturing sites. Before joining Wabash in January 2024, Mr. Winston served as Vice President, Operations at Novolex. With over 23 years of manufacturing leadership experience, he has developed a deep expertise in building operational excellence capabilities and transitioning organizations to more mature, process-oriented operational environments. His career includes key roles at Closure Systems International (2020–2023 and 2007–2014), Ardagh Group (2015–2020) and Ford Motor Company (2001–2007). Mr. Winston holds a Master of Science degree in Industrial Engineering Technology and a Bachelor of Science degree in Organizational Leadership and Supervision from Purdue University. He has also completed Executive Leadership Training through Duke Corporate Education.

Annual Report

ITEM 1A—RISK FACTORS

You should carefully consider the risks described below in addition to other information contained or incorporated by reference in this Annual Report before investing in our securities. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business, Strategy and Operations

We are currently involved in a product liability action and the unfavorable jury verdict could have a material adverse effect on our financial condition, results of operations, cash flows and business.

On October 6, 2020, the Company was named as a co-defendant in a lawsuit, Eileen Williams, Elizabeth Perkins, et al. v. Wabash National Corporation, et al., filed in the Circuit Court of the City of St. Louis, Missouri (the "Product Liability Matter"). The case related to a 2019 motor vehicle accident in which a passenger vehicle with an unobstructed view struck the back of a nearly stopped 2004 Wabash trailer that was operated by co-defendant GDS Express Inc. at the time of the accident. On September 5, 2024, a jury awarded compensatory damages of $12 million and punitive damages of $450 million (the "Award") against the Company in the Product Liability Matter.

If we are unable to substantially reduce the Award prior to the entry of a final judgment by the court or otherwise successfully appeal, the Award could materially and adversely affect the Company's financial condition, results of operations, cash flows and business.

The highly cyclical nature of our business and the impact of economic conditions on markets, customers and demand for our products may have a material adverse effect on our business, financial condition, cash flows and results of operations.

The truck trailer manufacturing industry historically has been, and is expected to be, cyclical and is affected by overall economic conditions. Customers historically replace trailers in cycles that run from five to 12 years, depending on service and trailer type. Poor economic conditions can adversely affect demand for new trailers and historically led to an overall aging of trailer fleets beyond a typical replacement cycle. The steps we have taken to diversify our product offerings through the implementation of our strategic plan do not insulate us from cyclicality or changes in demand. Demand for our products is sensitive to changes in economic conditions, including changes related to unemployment, consumer confidence and income, new housing starts, industrial production, inflationary pressures, government regulations such as federal hours-of-service rules, truck safety, limitations on vehicle weight, size, and configuration, and federal emissions standards.

We also continue to be reliant on the credit, housing, energy and construction-related markets in the U.S. The same general economic concerns faced by us are also faced by our customers. We believe that some of our customers are highly leveraged and have limited access to capital, and their continued existence may be reliant on liquidity from global credit markets and other sources of external financing. Lack of liquidity by our customers could impact our ability to collect amounts owed to us.

An economic downturn and the status of economic conditions periodically has, and could have in the future, an adverse effect on the ability of customers to meet their contractual terms or payment obligations, truck freight, sales volumes and the demand for, and the pricing of, our products, and could have a material adverse effect on our profitability, ability to meet our payment and other obligations under our outstanding debt agreements, business, financial condition, cash flows and results of operations. Our ability to sustain or increase profitability in the future also depends on factors including our overall trailer volumes, gross margins, momentum on our product diversification efforts, collection of amounts owed from customers and management of expenses.

A change in our customer relationships or in the financial condition of our customers could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We have longstanding relationships with a number of large customers. We do not have long-term agreements with all of these customers. Our success is dependent, to a significant extent, upon the continued strength of these relationships and the growth of our core customers. We often are unable to predict the level of demand for our products from these customers, or the timing of their orders. In addition, the same economic conditions that adversely affect us also often adversely affect our customers. Furthermore, we are subject to a concentration of risk as our five largest customers together accounted for approximately 42% of our aggregate net sales in 2024. Our largest customer accounted for 15% and 12% of our aggregate net sales in 2024 and 2023, respectively. No individual customer accounted for more than 10% of our aggregate net sales in 2022. The loss of or change to the relationship with a significant customer, post-sale disputes or unexpected changes or delays in product purchases could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our backlog may not be indicative of the level of our future revenues.

Our backlog represents future production for which we have written orders from our customers that have defined delivery timeframes. Orders that comprise our backlog may be subject to changes in quantities, delivery, specifications and terms, or cancellation. Our reported backlog may not be converted to revenue in any particular period and actual revenue from such orders may not equal our backlog. It is also possible that our methodology for determining backlog may not be comparable to that of our competitors. Therefore, our backlog may not be fully indicative of the level of our future revenues.

We rely significantly on information technology to support our operations and if we are unable to protect against service interruptions or security breaches, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We depend on a number of information technologies, some of which are managed by third parties, to integrate departments and functions, enhance the ability to service customers, improve our control environment, and manage our cost reduction initiatives. We also collect and store certain sensitive data in data centers owned by third parties and on information technology networks. The secure maintenance and operation of these data centers and information technology networks is critical for our business operations and strategy. We have put in place a number of systems, processes, and practices designed to protect against the failure of our technologies, as well as the misappropriation, exposure or corruption of the information stored thereon. Maintaining and enhancing these cybersecurity systems, processes and practices may increase our costs. Service disruptions or intentional actions such as intellectual property theft, cyber-attacks, unauthorized access, or malicious software, may lead to such misappropriation, exposure or corruption if our protective measures prove to be inadequate. Any issues involving these critical business applications and infrastructure may adversely impact our ability to manage operations and the customers we serve. We could also encounter violations of applicable law or reputational damage from the disclosure of confidential business, supplier, customer, or employee information or the failure to protect the privacy rights of our employees in their personal identifying information. In addition, the disclosure of non-public information could lead to the loss of our intellectual property and diminished competitive advantages. Should any of the foregoing events occur, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Inflation could materially and adversely affect our business, financial condition, cash flows and results of operations.

Inflation rates in the markets in which we operate have seen increases in recent years and may continue to rise. Inflation and elevated price levels have led us to experience higher costs of labor, materials and transportation. Our suppliers have raised their prices and may continue to raise prices, and in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability. Deteriorating economic and political conditions and uncertainty, such as increased unemployment, changes in capital spending, declines in consumer confidence, or economic slowdowns or recessions, could cause a decrease in demand for our products. If inflation rates continue to rise or remain elevated for a sustained period of time, they could materially and adversely affect our business, financial condition, cash flows, and results of operations.

We have a limited number of suppliers of raw materials and components; supply chain disruptions, increases in the price of raw materials and components or the inability to obtain raw materials and components could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We currently rely on a limited number of suppliers for raw materials and key components in the manufacturing of our products, such as tires, landing gear, axles, suspensions, specialty steel coil, stainless steel, plastic, aluminum and lumber. There have been, and may continue to be, shortages of supplies of raw materials or components (including foam insulation, suspension components and wiring), or our suppliers may place us on allocation, which has and would continue to have an adverse impact on our ability to meet product demand.

Global supply chain disruptions, shortages and allocations of raw materials and components resulted and may in the future result in an increased backlog of orders, inefficient operations and inventory build-up, all of which can negatively affect our working capital position, increase costs that are passed on to customers and delay our ability to fulfill customer orders. Such disruptions have been compounded with logistical factors that include reduced freight, railway, trucking and air capacity and delays, shortages of shipping containers and chassis, trade conflicts and labor availability constraints. Our supply chain may also continue to be impacted by damaging weather or acts of nature (including acts of nature caused by climate change), capacity constraints, effects of economic downturn, cybersecurity threats, geopolitical uncertainties and other related interferences.

Supply chain disruptions and the loss of any of our suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, price volatility and changes in the availability of commodities we purchase, which have fluctuated significantly in the past, impact the pricing of raw materials and production costs and could have negative impacts on our operating margins.

The inability to attract and retain key personnel or a sufficient workforce could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key associates. Tight labor markets may negatively impact our ability to retain a sufficient workforce of qualified personnel. Labor shortages, increased competition in the hiring market, high employee turnover rates and resulting impacts of increased recruitment costs, wages, training and related inefficiencies, may disrupt our ability to meet consumer demands and expectations. Our future success depends, in large part, on our ability to attract and retain qualified personnel, including manufacturing personnel, sales professionals and engineers. The unexpected loss of services of any of our key personnel or the failure to attract or retain other qualified personnel, including personnel with engineering and technical expertise in the industry, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may not be able to execute on our long-term strategic plan and growth initiatives, or meet our long-term financial goals, and this may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our long-term strategic plan is intended to generate long-term value for our shareholders while delivering profitable growth throughout our business segments. The long-term financial goals that we expect to achieve as a result of our long-term strategic plan and organic growth initiatives are based on certain assumptions, which may be incorrect. Organically, our focus is on profitably growing and diversifying our operations by leveraging our existing assets, capabilities, and technology into higher margin products and markets and thereby providing value-added customer solutions, including continuing to expand and develop our parts & services operating segment. We cannot provide any assurance that we will fully execute on our strategic plan or growth initiatives, which are subject to a variety of risks including our ability to: diversify the product offerings of our non-trailer businesses, including continuing to expand and develop our parts & services offerings; leverage acquired businesses and assets to grow sales with our existing products; design, develop, and commercialize new products to meet our customers' needs; increase the pricing of our products and services to offset cost increases and expand gross margins; scale our manufacturing capacity and resources to efficiently meet customer demand; and execute potential future acquisitions, mergers, joint ventures, and other business development opportunities. If we are unable to successfully execute on our strategic plan, we may experience increased competition, material adverse financial consequences and decreases in the value of our common stock. Additionally, our management's attention to the strategic plan's implementation, which includes our diversification efforts, may distract them from implementing our core business which may also have material adverse financial consequences.

Volatility in the supply of vehicle chassis and other vehicle components could have a material adverse effect on our truck body product line.

With the exception of some specialty vehicle products, we generally do not purchase vehicle chassis for our inventory and accept shipments of vehicle chassis owned by dealers or end-users for the purpose of installing and/or manufacturing our specialized truck bodies on such chassis. Historically, General Motors Company ("GM"), Freightliner Custom Chassis ("Freightliner"), International Truck ("International"), and Ford Motor Company ("Ford") have been the primary chassis suppliers. If a major supplier is disrupted, we would attempt to use another major supplier, but there can be no assurance that this attempt would be successful. Nevertheless, if chassis supply is disrupted, there could be unforeseen consequences that may have a material adverse effect on our truck body operations.

We also face risks relative to finance and storage charges for maintaining an excess chassis supply from GM, Freightliner, International, and Ford. Under the converter chassis pool agreements, if a chassis is not delivered to a customer within a specified time frame, we must pay finance or storage charges on such chassis.

Significant competition in the industries in which we operate may result in our competitors offering new or better products and services or lower prices, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The industries in which we participate are highly competitive. We compete with other manufacturers of varying sizes, some of which have substantial financial resources. Manufacturers compete primarily on product quality, customer relationships, service availability and price. Additionally, we face increasing competition to develop innovative products that result in lower emissions. Manufacturing over-capacity and some of our competitors' high leverage, along with bankruptcies, economic downturn and financial stresses that affected the industry, have in the past contributed, and may in the future contribute to significant pricing pressures.

If we are unable to successfully compete with other manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the industry may affect the market prices of our new and used equipment, which, in turn, may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our truck body product lines compete in the highly competitive specialized vehicle industry which may impact our financial results.

The competitive nature of the specialized vehicle industry creates a number of challenges for our truck body products. Important factors include product pricing, product quality, lead times, geographic proximity to customers, and product customization abilities. Specialized vehicles are produced by a number of smaller, regional companies which create product pricing pressures that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our technology and products may not achieve market acceptance or competing products could gain market share, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our customers primarily operate in the truck transportation industry, which is a very fluid industry requiring companies to make frequent changes to maximize their operations and profits. While we target product development to expand our offerings and meet customer needs, there is no assurance that our product development efforts will be embraced or that we will meet our strategic goals, including sales projections. We may incur additional product development costs, including expenses related to engineering or design issues or recall.

A number of our competitors followed our leadership in the development and use of composite sidewalls that brought them into direct competition with our DuraPlate® products. Our product development is focused on maintaining our leadership for these products and others, but competitive pressures may erode our market share or margins and intellectual property rights may not prevent competitors from developing products similar to ours. We hold U.S. and foreign utility and design patents and patent applications on various components and techniques utilized in our manufacturing of transportation equipment and products with expiration dates ranging from 2025 to 2045. We continue to take steps to protect our proprietary rights in our products and production processes. However, the steps we have taken may not be sufficient or may not be enforced by a court of law. If we are unable to protect our intellectual properties, other parties may attempt to copy or otherwise obtain or use our products or technology. If competitors are able to use our technology, our ability to effectively compete could be harmed and this could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, litigation related to intellectual property could result in substantial costs and efforts which may not result in a successful outcome.

Disruption of our manufacturing operations could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We manufacture our van trailer products at two facilities in Lafayette, Indiana, a flatbed trailer facility in Cadiz, Kentucky, a hardwood floor facility in Harrison, Arkansas, three liquid-transportation systems facilities in New Lisbon, Wisconsin; Fond du Lac, Wisconsin; and Queretaro, Mexico, two engineered products facilities in New Lisbon, Wisconsin; and Elroy, Wisconsin, five truck body facilities in Goshen, Indiana; Cleburne, Texas; Griffin, Georgia; Jonestown, Pennsylvania; and Moreno Valley, California, produce composite products in Lafayette, Indiana, and produce our EcoNex™ Technology products in Little Falls, Minnesota. Our production at these facilities could be subject to disruptions which may include work stoppages, severe weather, natural disaster, public health crises, including the spread of a contagious disease, pandemics or epidemics, quarantines or shutdowns related to public health crises, threats to physical security or information security systems or other catastrophic events beyond our control. The effects of climate change, including increased severity and frequency of extreme weather events, natural disasters, long term changes in temperature levels and water availability, may exacerbate these risks, and could increase the costs of insuring company assets. We may also reconfigure or relocate aspects of our operations. An unexpected or costly disruption in our production at any of these facilities for any length of time could have a material adverse effect on our business, financial condition, cash flows and results of operations. Similarly, if one or more of our customers experiences an unexpected disruption, that customer may reduce or halt purchases of our products, which could result in reduced production or other cost-reduction initiatives at our related manufacturing facilities.

Our failure to effectively manage, safeguard, design, manufacture, service, repair, and maintain our leased (or subleased) trailers could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our Trailers as a Service (TaaS)^SM initiative includes leased and subleased trailers. These trailers and our current and future TaaS initiative trailers have long economic lives and managing our evolving trailer fleet is a critical element to our leasing business.

We face significant risks and challenges to our business and prospects as a recent entrant into the leasing and subleasing industry, including, among other things, our ability to design and build long-lived products that are aligned with freight leasing customer needs and changes in legislation and regulations in the various markets in which we operate, and cost-effectively maintain and repair our fleet to maximize our products' economic life and the proceeds we receive from product sales. As the needs of our freight leasing customers and the scope of our customers change, we may incur costs to relocate or retrofit our assets to better meet demand shifts. If the distribution of our assets is not aligned with regional demand or there is excess leased equipment in the fleet industry, we may not be able to take advantage of sales and leasing opportunities in certain regions, despite excess inventory in other regions.

If we do not appropriately manage our product fleet's design, manufacture, repair and maintenance, or if we are unexpectedly unable to complete such repair or maintenance or suffer unexpected equipment losses due to theft or obsolescence, we may be required to incur impairment charges for equipment that is beyond economic repair or incur significant capital expenditures to build new equipment to serve demand. These failures may also result in personal injury or property damage claims and termination of leases or contracts by customers. Costs of contract performance, potential litigation and profits lost from termination could materially adversely affect our future operating results and cash flows. If a significant number of leased units are returned in a short period of time, a large supply of units would need to be remarketed. If we are not able to successfully manage our lease assets or remarket a large influx of units returning from leases, our business, financial condition, cash flows and results of operations may be materially adversely affected.

Our joint venture arrangement to create Linq Venture Holdings LLC and related agreements are subject to risks and we may fail to realize all of the expected enhanced revenue, earnings and cash flows.

Our ability to realize all of the expected enhanced revenue, earnings, and cash flows from our agreements related to the creation of Linq Venture Holdings LLC, a jointly owned legal entity, will depend, in substantial part, on each party's ability to successfully develop, operate, and scale a digital marketplace for the transportation and logistics distribution industry. In connection with this joint venture, the parties use an engaged investor operating model to help accelerate the development and scaling, with a goal to migrate the digital marketplace to us and terminate these relationships in the future. While we believe we will ultimately achieve these objectives, it is possible that we will be unable to achieve all of the goals within our anticipated time frame or in the anticipated amounts.

If we are not able to successfully complete our digital marketplace strategy and transition of the related business, the anticipated enhanced revenue, earnings and cash flows resulting from this joint venture may not be realized fully or may take longer to realize than expected. Our participation in this joint venture is also subject to the risks that put/call arrangements and other joint venture exit rights could require us to utilize our cash flow, incur additional indebtedness or issue stock to satisfy the payment obligations in respect of such arrangements. As of December 31, 2024, $11.1 million was outstanding under the Wabash Notes.

Additional risks include that we do not have sole decision-making authority and have a minority right to appoint members to the board of the joint venture, which could require us to expend additional resources on resolving impasses or potential disputes. Our future growth may be limited if we are unable to maintain good relationships or maintain aligned goals with our joint venture partner.

We may fail to realize all of the expected enhanced revenue, earnings and cash flow from our agreement to create Wabash Parts LLC, a jointly owned legal entity.

Our ability to realize all of the expected enhanced revenue, earnings, and cash flow from our 2022 agreement with a partner to create Wabash Parts LLC, a jointly owned legal entity, will depend, in substantial part, on each party's ability to successfully operate a parts and services distribution platform and achieve our projected distribution goals. While we believe we will ultimately achieve these objectives, it is possible that we will be unable to achieve all of the goals within our anticipated time frame or in the anticipated amounts. If we are not able to successfully complete our parts and services distribution strategy, the anticipated enhanced revenue, earnings and cash flows resulting from this joint venture may not be realized fully or may take longer to realize than expected.

As part of the joint venture, we have the obligation to absorb the benefits and losses of Wabash Parts LLC that could potentially be significant to the entity. We are also required to provide funding to the entity if needed. These potential losses and funding requirements could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to extensive governmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The length, height, width, maximum weight capacity and other specifications of truck and tank trailers are regulated by individual states. The federal government also regulates certain trailer safety features, such as lamps, reflective devices, tires, air-brake systems and rear-impact guards. In addition, most tank trailers we manufacture have specific federal regulations and restrictions that dictate tank design, material type and thickness. Our products are also subject to various state and federal environmental laws and regulations specifically including those related to greenhouse gas emissions and including regulations with respect to per-and polyfluoroalkyl substances (PFAS) and other hazardous or toxic substances. Changes or anticipation of changes in these regulations can have a material impact on our financial results, as our customers may defer purchasing decisions and we may have to re-engineer products. We are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, storm water discharge and underground fuel storage tanks, and we may be subject to liability associated with operations of prior owners of acquired property. In addition, we are subject to laws and regulations relating to our employees and labor-related practices.

If we are found to be in violation of applicable laws or regulations in the future, it could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our costs of complying with these or any other current or future regulations may be material. Such regulations include technical safety standards that could delay product development or require manufacturer recall campaigns to remedy certain defects. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

Changes to U.S. or foreign tax laws could affect our effective tax rate and our future profitability.

Tax rates in various jurisdictions may be subject to significant change. Changes in tax legislation could significantly impact our overall profitability, the provisions for income taxes, the amount of taxes payable, and our deferred tax asset and liability balances.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse effect on our business, financial condition, cash flows and results of operations.

The U.S. government previously announced, and in some cases implemented, an approach to trade policy that includes renegotiating or potentially terminating certain trade agreements, as well as implementing, increasing or reinstating tariffs on foreign goods and raw materials such as steel and aluminum. These tariffs and potential tariffs have resulted, and may further result, in increased prices for certain imported goods and raw materials. While we source most of our materials and components domestically, tariffs and potential tariffs have caused, and may continue to cause, price increases and volatility for domestically sourced goods and materials required for our products, particularly aluminum and steel. When the costs of our components and raw materials increase, we may not be able to hedge or pass on these costs to our customers, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Product liability and other legal claims could have a material adverse effect on our business, financial condition, cash flows and results of operations.

As a manufacturer of products widely used in commerce, we are subject to product liability claims and litigation, as well as warranty claims. From time-to-time claims may involve material amounts and novel legal theories, and any insurance we carry may not provide adequate coverage to insulate us from material liabilities for these claims, or we may not be able to maintain this insurance on our preferred terms or at an acceptable cost. Additionally, we are, and may in the future be, party to safety-related litigation that could materially and adversely affect our financial condition, results of operations and cash flows. Our strategy has been, and continues to be, to mount a vigorous defense against such claims. We cannot predict with certainty the extent to which we will be successful in litigating or otherwise resolving these claims in the future, and we continue to evaluate different strategies related to the safety-related claims filed against us. Even if lawsuits are decided in our favor, or are unfounded, we may incur material expenses and reputational damage. Such matters may also require significant management attention. Unfavorable rulings, judgments or settlement terms or any increases in product recalls or warranty claims could have a material adverse impact on our business and financial condition, results of operations and cash flows.

In addition to product liability claims, we are subject to legal proceedings and claims that arise in the ordinary course of business, such as workers' compensation claims, OSHA investigations, employment disputes and customer and supplier disputes arising out of the conduct of our business. Litigation may result in substantial costs and may divert management's attention and resources from the operation of our business, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Annual Report

Climate change and related public focus from regulators and various stakeholders could have a material adverse effect on our business, financial condition, cash flows and results of operations.

There is scientific consensus and increased public concern that greenhouse gas emissions are linked to global climate changes. Climate changes, such as extreme weather conditions, including floods or hurricanes, decreased water availability or quality, sea level changes, extreme fires and overall temperature shifts, may have physical impacts on our facilities and operations, as well as those of our suppliers and customers. Such impacts are geographically specific, highly uncertain and may result in diminished availability of materials, indirect financial risks passed through our supply chain, decreased demand for our products and adverse impacts on our financial performance and operations.

These considerations may also result in additional and increasingly stringent international, national, regional or local legislative or regulatory responses to mitigate greenhouse gas emissions and require emissions reporting. Timing and scope of any regulations are uncertain, and regulation could result in additional or increased compliance, energy, transportation and materials costs and other additional expenses to improve the efficiency of our products, facilities and operations. We could also face increased costs related to defending and resolving legal claims and other litigation related to climate change regulations and the alleged impact of our operations on climate change.

Relatedly, the expectations of our customers, stockholders and employees have heightened in areas such as the environment, social matters and corporate governance. Increased public focus requires us to provide information on our approach to these issues, including certain climate-related matters such as mitigating greenhouse gas emissions, and continuously monitor related reporting standards. A failure to adequately meet stakeholder expectations or to comply with climate change-related regulations may result in a loss of business, diminished ability to successfully market our products to new and existing customers, decreased product demand, diluted market valuation or an inability to attract and retain key personnel.

An impairment in the carrying value of goodwill and other long-lived intangible assets could negatively affect our operating results.

We have a substantial amount of goodwill and purchased intangible assets on our balance sheet as a result of acquisitions. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other long-lived intangible assets represents the fair value of trademarks and trade names (until the non-cash impairment charge discussed throughout this Annual Report on Form 10-K), customer relationships and technology as of the acquisition date, net of accumulated amortization. Under generally accepted accounting principles, goodwill must be reviewed for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment, and other long-lived intangible assets require review for impairment only when indicators exist. If any business conditions or other factors cause profitability or cash flows to significantly decline, we may be required to record an additional non-cash impairment charge, which could adversely affect our operating results. Events and conditions that could result in impairment include prolonged global economic weakness, a decline in economic conditions or a slow, weak economic recovery, sustained declines in our common stock price, adverse changes in the regulatory environment, adverse changes in our products' market share, adverse changes in interest rates, or other factors leading to reductions in our expected long-term sales or profitability.

There is no assurance that we will have the ability to continue a regular quarterly dividend.

Our ability to pay dividends, and our Board of Directors' determination to maintain our current dividend policy, will depend on numerous factors, including:

- The state of our business, competition, and changes in our industry;

- Changes in the factors, assumptions, and other considerations made by our Board of Directors in reviewing and revising our dividend policy;

- Our future results of operations, financial condition, liquidity needs, and capital resources; and

- Our various expected cash needs, including cash interest and principal payments on our indebtedness, capital expenditures, the purchase price of acquisitions, and taxes.

Each of the factors listed above could negatively affect our ability to pay dividends in accordance with our dividend policy or at all. In addition, the Board may elect to suspend or alter the current dividend policy at any time.

Our ability to fund our working capital needs and capital expenditures, and our ability to pay dividends on our common stock, is limited by the net cash provided by operations, cash on hand and available borrowings under our Credit Agreement (as defined below). Declines in net cash provided by operations, increases in working capital requirements necessitated by an increased demand for our products and services, decreases in the availability under the Credit Agreement or changes in the credit our suppliers provide to us, could rapidly exhaust our liquidity.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, and other cash requirements, we could face substantial liquidity problems and be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. Rising interest rates, along with actions by credit ratings agencies, such as downgrades or negative changes to our ratings outlook, may also reduce our ability to access the capital markets and/or increase our cost of capital either of which could have material adverse effects on our financial condition and cash flows. The indenture governing the Senior Notes and the Credit Agreement (each, as defined below) restrict (a) our ability to dispose of assets and use the proceeds from any such dispositions and (b) the Company's and our subsidiaries' ability to raise debt or certain equity capital to repay our indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain sufficient proceeds to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our indebtedness.

If we cannot make scheduled payments on our debt, it will be in default and, as a result, holders of our outstanding debt could declare all outstanding principal and interest to be due and payable, the lenders under the Credit Agreement could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations thereunder.

As of December 31, 2024, we had approximately $400.0 million of total indebtedness, and approximately $310.5 million of additional borrowings were available and undrawn under the Revolving Credit Agreement (as defined below). We also have other contractual obligations and currently pay a regular quarterly dividend of $0.08 per share, or approximately $4.0 million in the aggregate per quarter.

Our debt level could have significant consequences on future operations and financial position. For example, it could:

- Negatively affect our ability to pay principal and interest on our debt;

- Increase our vulnerability to general adverse economic and industry conditions;

- Limit our ability to fund future capital expenditures and working capital, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments of interest and principal or to comply with any restrictive terms of our debt;

- Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- Impair our ability to obtain additional financing or to refinance our indebtedness in the future;

- Place us at a competitive disadvantage compared to our competitors that may have proportionately less debt; and

- Impact our ability to continue to fund a regular quarterly dividend.

International operations are subject to increased risks, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our ability to manage our business and conduct operations internationally is subject to a number of risks, including the following:

- Economic and political instability, including international conflicts, war, acts of terrorism, or the threat thereof, political or labor unrest, civil unrest, riots, insurrections, heightened diplomatic tensions, the uncertain future geopolitical landscape and changes from various countries' national elections;

- Public health crises, including the spread of a contagious disease, pandemics or epidemics, quarantines or shutdowns related to public health crises and other catastrophic events;

- Challenges caused by distance, language and cultural differences and by doing business with foreign agencies and governments;

- Uncertainty regarding liability for services and content;

- Currency exchange rate fluctuations and our ability to manage these fluctuations;

- Foreign exchange controls that might prevent us from repatriating cash earned outside the U.S.;

- Import and export requirements that may prevent us from shipping products or providing services to a particular market and may increase our operating costs;

- Potentially adverse tax consequences; and

- Different expectations regarding working hours, work culture and work-related benefits.

Compliance with complex foreign and U.S. laws and regulations that apply to international operations may increase our cost of doing business and could expose us or our employees to fines, penalties and other liabilities. These numerous and sometimes conflicting laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, environmental laws and regulations, sanctions, internal and disclosure control rules, data privacy requirements, labor relations laws, and U.S. laws such as the Foreign Corrupt Practices Act and substantially equivalent local laws prohibiting corrupt payments to governmental officials and/or other foreign persons. Any violation of the laws and regulations that apply to our operations and properties could result in, among other consequences, fines, environmental and other liabilities, criminal sanctions against us, our officers or our employees, and prohibitions on our ability to offer our products and services to one or more countries. Such consequences could materially damage our reputation, brand, business, efforts to diversify our business, ability to attract and retain employees, financial condition, cash flows, and results of operations.

Failure to meet environmental, social and governance ("ESG") expectations or standards or to achieve our ESG goals could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, financial condition, cash flows and results of operations.

We make statements about our ESG goals and initiatives through information provided on our website, press statements and other communications, including through our Corporate Responsibility Report. Our publicly announced goals, commitments and targets, which we may refine or expand further in the future, reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Responding to these ESG considerations and implementation of these goals and initiatives involves risks and uncertainties, requires investments and are impacted by factors that may be outside our control.

Such risks and uncertainties include:

- Reputational harm, including damage to our relationships with customers, suppliers, investors, governments or other stakeholders;

- Adverse impacts on our ability to sell and manufacture products;

- Success of our collaborations with third parties;

- Increased risk of litigation, investigations or regulatory enforcement action;

- Unfavorable ESG ratings or investor sentiment;

- Diversion of resources and increased costs to control, assess and report on ESG metrics;

- Our ability to achieve our goals, commitments and targets within the announced or expected timeframes;

- Access to and increased cost of capital; and

- Adverse impacts on our stock price.

In addition, some stakeholders may disagree with our goals and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where ESG focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state or international ESG laws and regulations or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, financial condition, cash flows and results of operations.

Provisions of the Senior Notes could discourage a potential future acquisition of us by a third party.

Certain provisions of the Senior Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the Senior Notes will have the right, at their option, to require us to repurchase all of their Senior Notes, as applicable, or any portion of the principal amount of such Senior Notes, as applicable. In addition, the indentures governing the Senior Notes prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Senior Notes. These and other provisions of the Senior Notes could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our stockholders.

Our Senior Notes indenture and Credit Agreement contain restrictive covenants that, if breached, could limit our financial and operating flexibility and subject us to other risks.

Our Senior Notes indenture and Credit Agreement include customary covenants limiting our ability to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock, enter into transactions with affiliates, merge, dissolve, repay subordinated indebtedness, make investments and dispose of assets. Under our Credit Agreement, we are required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 as of the end of any period of 12 fiscal months when excess availability under the facility is less than the greater of (a) 10% of the lesser of (i) the total revolving commitments and (ii) the borrowing base (such lesser amount, the "Line Cap") and (b) $25 million.

If availability under the Credit Agreement is less than the greater of (i) 10% of the Line Cap and (ii) $25 million for three consecutive business days, if there exists an event of default, amounts in any of the Borrowers' and the Guarantors' deposit accounts (other than certain excluded accounts) will be transferred daily into a blocked account held by the Agent and applied to reduce the outstanding amounts under the facility.

As of December 31, 2024, we believe we are in compliance with the provisions of our Senior Notes indenture and our Credit Agreement. Our ability to comply with the various terms and conditions in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

Risks Related to an Investment in Our Common Stock

Our common stock has experienced, and may continue to experience, trading price and volume volatility.

The trading price and volume of our common stock has been and may continue to be subject to large fluctuations. The market price and volume of our common stock may increase or decrease in response to a number of events and factors, including:

- Trends in our industry and the markets in which we operate;

- Changes in the market price of the products we sell;

- The introduction of new technologies or products by us or our competitors;

- Changes in expectations for our future financial performance or operating results, including financial estimates or expectations of securities analysts and investors;

- Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

- Changes in laws and regulations;

- Any announcement that we plan to issue additional equity to the public;

- General economic and competitive conditions; and

- Changes in key management personnel.

This volatility may adversely affect the prices of our common stock regardless of our operating performance. To the extent that the price of our common stock declines, our ability to raise funds through the issuance of equity or otherwise use our common stock as consideration will be reduced. These factors may limit our ability to implement our operating and growth plans.

Also, shareholders may from time to time engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes or acquire control over the Company. Such shareholder campaigns could disrupt our operations and divert the attention of our Board of Directors, senior management and employees from the pursuit of business strategies and adversely affect our results of operations, cash flows and financial condition.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 1C—CYBERSECURITY

The Company's Board of Directors (the "Board") recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Board is actively involved in oversight of the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management ("ERM"). The Company's cybersecurity policies, standards, processes, and practices are aligned with the National Institute of Standards and Technology Cybersecurity Framework and are fully integrated into the Company's ERM program. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that the Company collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As one of the critical elements of the Company's overall ERM approach, the Company's cybersecurity program is focused on the following key areas:

Governance: The Board's oversight of cybersecurity risk management is supported by the Audit Committee of the Board, which regularly interacts with the Company's General Counsel, ERM committee, the Sr. Director, IT and executive leadership. The ERM committee is a cross-functional team of high-level leaders that meet at least quarterly to anticipate, identify, prioritize and manage material risks to the Company's strategic objectives. It conducts an extensive bi-annual survey and interview process to identify the material risks and continues to monitor for any emerging material risks between surveys. The ERM committee reports on its findings and activities twice annually to the Audit Committee of the Board. The Company conducts a self-assessment on an annual basis to evaluate performance against the National Institute of Standards and Technology Cybersecurity Framework's categories and subcategories to help the Company adapt and improve its management of cybersecurity risks.

Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures, including an incident response team, that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner. Senior leadership also briefs the Board on information security matters with quarterly updates.

Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, like artificial intelligence platforms with an array of technologies, extensive encryption, firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence. The Company's cybersecurity controls are incorporated into our internal control environment, managed and tested in accordance with the Sarbanes-Oxley Act. When a weakness in the Company's technical safeguards is identified, the Company works to mitigate and prevent exploitation of the Company's information.

Incident Response Planning: The Company has developed a comprehensive incident response plan. This plan outlines specific protocols for identifying, containing and eradicating cybersecurity incidents and threats to minimize their impact on our operations and stakeholders. A dedicated internal incident response team is responsible for executing this plan. The plan is regularly tested and updated to address evolving threats and industry best practices. Additionally, the Company works with relevant authorities and third-party specialists, as needed, to enhance cybersecurity threat response capabilities. The Company also has a cybersecurity risk insurance policy.

Third-Party Risk Management: The Company leverages third parties that support various operational and technical functions, some of which require limited access to internal systems and data. The Company has implemented a comprehensive third-party risk management program that includes vendor assessments, contractual requirements and ongoing third-party monitoring to mitigate these risks and ensure compliance with security policies and industry standards. All third-party access is protected and managed by the same security controls, processes and policies used by the Company for internal accounts.

Education and Awareness: The Company employs a variety of security-focused training/awareness practices to equip the Company's personnel with effective tools to address cybersecurity threats. Information Technology ("IT") and cybersecurity-based training is performed during employee on-boarding to communicate the Company's evolving information security policies, standards, processes and practices. Additional personnel training occurs on an ongoing basis. The Company also regularly conducts tabletop exercises for security scenarios, including both leadership-focused exercises and IT-driven exercises. Phishing simulations are performed on a monthly basis and Company-wide notifications and/or cyber awareness messages are sent on an as-needed basis.

The Audit Committee also surveys data and factors that impact costs and incident response efforts.

Governance

The Board, in coordination with the Audit Committee, oversees the Company's ERM process, including the management of risks arising from cybersecurity threats. The Board and the Audit Committee each receive regular presentations and reports on cybersecurity risks from the Sr. Director, IT. The Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. The Board and the Audit Committee regularly discuss topics that include regulatory compliance, incident response and data privacy and on at least an annual basis, discuss the Company's approach to cybersecurity risk management with members of management.

The Sr. Director, IT, in coordination with management, works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response plans. Risks are evaluated with cross functional input using external guidance, risk matrices, governmental guidelines, and other cybersecurity best practices. This evaluation is shared with executive leadership via the ERM committee and through regular updates provided by the Sr. Director, IT.

To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary processes and controls are in place to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with the ERM committee and the cybersecurity team, management monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and reports such threats and incidents to the Audit Committee when appropriate.

The Sr. Director, IT holds a chief information security officer certification from Heinze College at Carnegie Mellon and has over 15 years of cybersecurity experience.

The Company has not experienced a material information security breach in the last three years.

The Company has not experienced a material third-party information security breach.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations or financial condition. For a discussion of whether and how any risks from cybersecurity threats are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition, refer to Part I, Item 1A, "Risk Factors" - "We rely significantly on information technology to support our operations and if we are unable to protect against service interruptions or security breaches, it could have a material adverse effect on our business, financial condition, cash flows and results of operations," which is incorporated by reference into this Item 1C.

ITEM 2—PROPERTIES

We have manufacturing and retail operations located throughout the United States as well as a facility in Mexico. Properties owned by Wabash are subject to security interests held by our lenders. We believe the facilities we are now using, as well as any planned capacity expansions, are adequate and suitable for our current business operations and the currently foreseeable level of operations. The following table provides information regarding the locations of our major facilities. In addition to the locations listed below, we have other facilities in the United States.

Location	Owned or Leased	Description of Primary Activities at Location	Primary Segment and Products
Cadiz, Kentucky	Owned	Manufacturing	Transportation Solutions (Platform Trailers)
Cleburne, Texas	Owned/Leased	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Fond du Lac, Wisconsin	Owned	Manufacturing	Transportation Solutions and Parts & Services (Tank Trailers)
Goshen, Indiana	Owned	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Griffin, Georgia	Owned	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Jonestown, Pennsylvania	Owned/Leased	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Lafayette, Indiana	Owned/Leased	Corporate Headquarters, Manufacturing	Transportation Solutions and Parts & Services (Van Trailer Products)
Moreno Valley, California	Owned/Leased	Manufacturing	Transportation Solutions (Truck Bodies)
New Lisbon, Wisconsin	Owned	Manufacturing	Transportation Solutions and Parts & Services (Tank Trailers & Engineered Products)
San José Iturbide, Mexico	Owned	Manufacturing	Transportation Solutions (Tank Trailers)

ITEM 3—LEGAL PROCEEDINGS

As of December 31, 2024, the Company was named as a defendant or was otherwise involved in numerous legal proceedings and governmental examinations, including class action lawsuits, in connection with the conduct of its business activities, in various jurisdictions, both in the United States and internationally. Accrual for losses have been recorded in accordance with GAAP. On the basis of information currently available to it, management does not believe that existing proceedings and investigations will have a material impact on our consolidated financial condition or liquidity if determined in a manner adverse to the Company. However, such matters are unpredictable, and we could incur judgments or enter into settlements for current or future claims that could materially and adversely affect our financial statements. Costs associated with the litigation and settlements of legal matters are reported within *General and administrative expenses* in the Consolidated Statements of Operations.

Legal Matter Estimated Liability

The Company has been named as a defendant in California state court in three purported class action lawsuits, alleging wage and hour claims under California-specific employment laws: one that remains pending ("Pending Class Action"), and two which were resolved in the first quarter of 2024 (collectively "Closed Class Action"). The defense of the Closed Class Action lawsuits were being handled in conjunction with one another. During the three months ended March 31, 2023, in accordance with ASC 450, the Company concluded a liability related to the Matters was probable and estimable. As such, an estimated liability of $3.0 million was included in *General & administrative expenses* in the Consolidated Statements of Operations for the year ended December 31, 2023. During the second quarter of 2023, the Company reached an agreement to resolve the Closed Class Action Matters via settlement for an amount materially consistent with the estimated liability. The settlement proceeds were paid in the first quarter of 2024, and the Company received confirmation on February 20, 2024 that the administrator received the settlement payment. Those matters are now closed.

Product Liability Claims

The Company is and has been, and may in the future be, subject to product liability claims and litigation incidental to the Company's normal operating activities. On October 6, 2020, the Company was named as a co-defendant in a lawsuit, Eileen Williams, Elizabeth Perkins, et al. v. Wabash National Corporation, et al., filed in the Circuit Court of the City of St. Louis, Missouri (the "Product Liability Matter"). On September 5, 2024, a jury awarded compensatory damages of $12.0 million and punitive damages of $450 million (the "Award") against the Company in the Product Liability Matter. On November 22, 2024, applying an offset related to the plaintiff's settlement with a separate defendant, the Circuit Court entered judgment in the Product Liability Matter consisting of compensatory damages of $11.5 million and punitive damages of $450 million. The case related to a 2019 motor vehicle accident in which a passenger vehicle with an unobstructed view struck the back of a nearly stopped 2004 Wabash trailer that was operated by co-defendant GDS Express Inc. at the time of the accident. The evidence was undisputed that the trailer fully complied with all applicable regulations. Based on the Award, as of December 31, 2024, the Company has recognized an aggregate liability for this matter of $461.5 million included in the Company's Consolidated Balance Sheet within *Other non-current liabilities*. The Company believes that the compensatory damages will be covered by the Company's insurance policies and recorded a $11.5 million receivable included in *Other assets* in the Company's Consolidated Balance Sheet as of December 31, 2024.

The Company believes the Award is abnormally high and the verdict is not supported by the facts or the law. Among other things, and despite precedent to the contrary, the jury was prevented from hearing critical evidence in the case, including that the driver's blood alcohol level was over the legal limit at the time of the accident. The fact that neither the driver nor his passenger was wearing a seatbelt was also kept from the jury, even though plaintiffs argued both would have survived a 55-mile-per-hour collision had the vehicle not broken through the trailer's rear impact guard. There will be post-trial proceedings before the court enters a final judgment for purpose of appeal, and the Company will be evaluating all available legal options.

The ultimate outcome of such claims and litigation, including the Product Liability Matter, cannot be predicted with any certainty and any such claim or litigation could materially and adversely affect the Company's financial condition, results of operations and cash flows.

Environmental Disputes

In August 2014, the Company received notice as a potentially responsible party ("PRP") by the South Carolina Department of Health and Environmental Control (the "DHEC") pertaining to the Philip Services Site located in Rock Hill, South Carolina pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and corresponding South Carolina statutes. PRPs include parties identified through manifest records as having contributed to deliveries of hazardous substances to the Philip Services Site between 1979 and 1999. The DHEC's allegation that the Company was a PRP arises out of four manifest entries in 1989 under the name of a company unaffiliated with Wabash National Corporation (or any of its former or current subsidiaries) that purport to be delivering a de minimis amount of hazardous waste to the Philip Services Site "c/o Wabash National Corporation." As such, the Philip Services Site PRP Group (the "PRP Group") notified Wabash in August 2014 that it was offering the Company the opportunity to resolve any liabilities associated with the Philip Services Site by entering into a Cash Out and Reopener Settlement Agreement (the "Settlement Agreement") with the PRP Group, as well as a Consent Decree with the DHEC. The Company has accepted the offer from the PRP Group to enter into the Settlement Agreement and Consent Decree, while reserving its rights to contest its liability for any deliveries of hazardous materials to the Philips Services Site. The requested settlement payment is immaterial to the Company's financial condition and results of operations, and as a result, if the Settlement Agreement and Consent Decree are finalized, the payment to be made by the Company thereunder is not expected to have a material adverse effect on the Company's financial condition or results of operations.

On November 13, 2019, the Company received a notice that it was considered one of several PRPs by the Indiana Department of Environmental Management ("IDEM") under CERCLA and state law related to substances found in soil and groundwater at a property located at 817 South Earl Avenue, Lafayette, Indiana (the "Site"). The Company has never owned or operated the Site, but the Site is near certain of the Company's owned properties. In 2020, the Company agreed to implement a limited work plan to further investigate the source of the contamination at the Site and worked with IDEM and other PRPs to finalize the terms of the work plan. The Company submitted its initial site investigation report to IDEM during the third quarter of 2020, indicating that the data collected by the Company's consultant confirmed that the Company's properties are not the source of contamination at the Site. In December 2021, after completing further groundwater sampling work, the Company submitted to IDEM a supplemental written report, which again stated that the Company is not a responsible party and the Company's properties are not a source of any contamination. In June 2022, the Company and other PRPs finalized Work Plan Addendum No. 3, which provided for additional groundwater sampling on another PRP property. The Company completed all additional sampling and submitted supplemental reports to IDEM as of the first quarter of 2024. All available information and reports establish there is no source of any contamination on the Company's owned properties. As of December 31, 2024, based on the information available, the Company does not expect this matter to have a material adverse effect on its financial condition or results of operations.

ITEM 4—MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information Regarding our Common Stock

Our common stock is traded on the New York Stock Exchange under the ticker symbol "WNC." The number of record holders of our common stock at February 13, 2025 was 466.

In December 2016, our Board of Directors approved the reinstatement of a dividend program under which we pay regular quarterly cash dividends to holders of our common stock. Prior to 2017, no dividends had been paid since the third quarter of 2008. Payments of cash dividends depends on our future earnings, capital availability, financial condition, and the discretion of our Board of Directors.

Our Certificate of Incorporation, as amended and approved by our stockholders, authorizes 225 million shares of capital stock, consisting of 200 million shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, par value $0.01 per share.

Performance Graph

The following graph shows a comparison of cumulative total returns for an investment in our common stock, the S&P 500 Composite Index, and the Dow Jones Transportation Index. It covers the period commencing December 31, 2019 and ending December 31, 2024. The graph assumes that the value for the investment in our common stock and in each index was $100 on December 31, 2019.



Comparative of Cumulative Total Return
December 31, 2019 through December 31, 2024
among Wabash National Corporation, the S&P 500 Index,
and the Dow Jones Transportation Index

Company/Index	Base Period December 31, 2019	Indexed Returns Years ended December 31,				
		2020	2021	2022	2023	2024
Wabash National Corporation	$100.00	$118.92	$137.02	$160.94	$184.72	$125.56
S&P 500 Index	$100.00	$116.26	$147.52	$118.84	$147.64	$182.05
Dow Jones Transportation Index	$100.00	$114.73	$151.16	$122.85	$145.84	$145.82

Purchases of Our Equity Securities

On February 15, 2024, we announced that our Board of Directors approved the repurchase of an additional $150 million in shares of common stock over a three-year period. This authorization was an increase to the previous $150 million repurchase program approved in August 2021 and the previous $100 million repurchase programs approved in November 2018, February 2017, and February 2016. The repurchase program is set to expire in February 2027. Stock repurchases under this program may be made in the open market or in private transactions at times and in amounts determined by us. During the fourth quarter of 2024, there were 456,747 shares repurchased pursuant to our repurchase program. As of December 31, 2024, $124.2 million remained available under the program. Additionally, for the quarter ended December 31, 2024, there were 684 shares surrendered or withheld to cover minimum employee tax withholding obligations generally upon the vesting of restricted stock awards.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Amount That May Yet Be Purchased Under the Plans or Programs ($ in millions)
October 2024	33,906	$ 17.91	33,373	$ 132.2
November 2024	204,952	$ 19.11	204,952	$ 128.3
December 2024	218,573	$ 18.44	218,422	$ 124.2
Total	457,431	$ 18.70	456,747	$ 124.2

ITEM 6—RESERVED

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for the years ending December 31, 2024 and December 31, 2023. In addition, we address our capital resources and liquidity as of December 31, 2024. Our discussion begins with our assessment of the condition of the North American trailer industry along with a summary of the actions we have taken to strengthen the Company. We then analyze the results of our operations for the last two years, including trends in the overall business and our operating segments, followed by a discussion of our cash flows and liquidity, capital market events, our debt obligations, and our contractual commitments. We conclude with a review of critical accounting judgments and estimates and information on recent accounting pronouncements that we adopted during the year, if any, as well as those not yet adopted that may have an impact on our financial accounting practices, if any.

For discussion of results of operations for the year ended December 31, 2023 compared to the results of operations for the year ended December 31, 2022, see Part II, Item 7,—"Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2023 Annual Report on Form 10-K, filed with the SEC on February 22, 2024.

Executive Summary

In 2024, the company continued to build on our record setting financial and strategic accomplishments of 2023 by demonstrating improved resilience during an industry down-cycle and maintaining a forward posture by continuing to invest in strategic growth in a manner that's unprecedented relative to market conditions. Operating loss in 2024 totaled $356.1 million and the operating margin was (18.3)%. The Company's operating loss includes a $450.0 million non-cash charge for punitive damages stemming from the Product Liability Matter as further described in Note 14 in the Notes to Consolidated Financial Statements. Additional discussion related to financial results are included in the "Results of Operations" section below.

Throughout 2024, we have continued to create more points of connection with our customers with greater focus on Parts & Services as well as innovative offerings like Trailers as a Service (TaaS)^{SM} that allow us to add recurring, longer-term value beyond an initial transaction. These advancements have not only deepened our customer engagement but have also enriched our collaborations with supplier and technology partners. We have solidified specific partnerships that are enabling us to grow our recurring revenue within the transportation, logistics and infrastructure ecosystem. Our Wabash Parts joint venture rapidly established significant distribution capabilities that allow our dealer network efficient access to our comprehensive portfolio of aftermarket parts. Linq Venture Holdings, LLC continues to play a crucial role in advancing our digital capabilities, which aim to revolutionize the online experience for our dealers, traditional and non-traditional suppliers of both parts and services and a broad set of customers spanning across the vast transportation and logistics landscape. Additionally, our 2023 investment to add 20% more dry van manufacturing capacity has reinforced our go-to-market strategy with a portfolio-based selling approach that leverages the breadth of our products.

In addition to our commitment to sustain profitable growth within each of our existing reporting segments, our long-term strategic initiatives include a focus on diversification efforts, both organic and strategic, to continue to transform Wabash into a lean, visionary leader of connected solutions with a higher growth and margin profile to successfully deliver a greater value to our shareholders. Our strategy is centered around our ability to scale core competencies by growing in and around core markets with known customers.

Our ability to generate solid margins and cash flows and a healthy balance sheet should position the Company with ample resources to (1) fund our internal capital needs to support both organic growth and productivity improvements, (2) optimize our debt leverage and other financial ratios, (3) return capital to shareholders, and (4) selectively pursue strategic acquisitions. We will continue our internal effort to strategically identify potential acquisition or partnership targets that we believe can create shareholder value and accelerate our growth and diversification efforts, while leveraging our strong competencies in manufacturing execution, sourcing and innovative engineering leadership to assure strong value creation. Organically, our focus is on profitably growing and diversifying our operations through leveraging our existing assets, capabilities, and technology into higher margin products and markets and thereby providing value-added customer solutions.

Throughout 2024, we demonstrated our commitment to being responsible stewards of the business by maintaining a balanced approach to capital allocation. The resilience of our operations and our strong financial position provided us the opportunity to take specific actions as part of our ongoing commitment to prudently manage the overall financial risks of the Company, returning capital to our shareholders, and deleveraging our balance sheet. These actions included repurchasing $64.4 million (inclusive of excise tax) of common stock under the share repurchase program approved by our Board of Directors and paying dividends of $14.8 million. In addition, as further described in the "Liquidity and Capital Resources" section below, in September 2022 we amended our Revolving Credit Agreement. The amendment increased the total credit facility to $350 million, extended the maturity to September 2027, which is the nearest maturity date of our long-term debt, and as of December 31, 2024, there were no amounts outstanding under the Revolving Credit Agreement. Collectively, these actions demonstrate our confidence in the financial outlook of the Company and our ability to generate cash flow, both near and long term, and reinforce our overall commitment to deliver shareholder value while maintaining the flexibility to continue to execute our strategic plan for profitable growth and diversification.

In addition to overall industry risks, there are downside risks relating to issues with both the domestic and global economies, including the housing, energy, and construction-related markets in the U.S. Other potential risks as we proceed into 2025 primarily relate to the fact that we rely on a limited number of suppliers for certain key components and raw materials in the manufacturing of our products, including tires, landing gear, axles, suspensions, aluminum extrusions, chassis and specialty steel coil. While we have taken actions to mitigate certain of these risks, there may be additional or increased shortages of supplies of raw materials or components which would have an adverse impact on our ability to meet demand for our products. Despite these risks, we believe we are well positioned to capitalize on a historically normalized overall demand level while maintaining or growing margins through improvements in product pricing as well as productivity and other operational excellence initiatives.

As we enter 2025, we will continue to adjust to changes in the current environment, preserve the strength of our balance sheet, prioritize the safety of our employees, and ensure the liquidity and financial well-being of the Company. We believe we remain well-positioned for both near-term and long-term success in the transportation, logistics, and infrastructure industries because: (1) our core customers are among the major participants in these industries; (2) our technology and innovation provides value-added solutions for our customers by reducing operating costs, improving revenue opportunities, and solving unique transportation problems; (3) our Wabash Management System ("WMS") principles and processes and enterprise-wide lean efforts drive focus on the interconnected processes that are critical for success across our business; (4) our significant brand recognition, presence throughout North America, and the utilization of our extensive dealer network to market and sell our products; and (5) our One Wabash approach to create a consistent, superior experience for all customers who seek our connected solutions in the transportation, logistics, and infrastructure markets. By continuing to be a premier provider of diverse solutions aimed at optimizing end-to-end supply chains across the transportation, logistics, and infrastructure industries we expect to leverage our existing assets and capabilities into higher margin products and markets by delivering connected value-added customer solutions.

Operating Performance

We generally measure our operating performance in five key areas – Safety/Morale, Quality, Delivery, Cost Reduction, and Environment. We maintain a continuous improvement mindset in each of these key performance areas.

Safety/Morale. The safety of our employees is our number one priority. We demonstrate this core value by working on innovations to protect the people who operate our equipment and partnering with others to promote higher standards in transportation and manufacturing. We continually focus on reducing the severity and frequency of workplace injuries to create a safe environment for our employees and minimize workers compensation costs. We believe that our improved environmental, health, and safety management translates into higher labor productivity and lower costs as a result of less time away from work and improved system management. See the "Human Capital Resources and Management" section in Part I, Item 1, "Business" of this Annual Report on Form 10-K for additional detail on our commitment to safety and human capital.

Quality. Our commitment to quality and safety is backed by a robust concern reporting system and associated processes. Any Wabash employee can report a potential safety-related concern that could cause unreasonable risk of harm to our customers. Potential or reported safety concerns are routed to a cross-functional Product Safety Team that includes members from Quality, Warranty, Engineering, Sales and Strategic Sourcing. The Product Safety Team investigates submissions and serves as an initial filter of potential safety issues. Issues that need to be escalated are sent to the Product Safety Council, which consists of executive team members who will coach and give final direction to the Product Safety Team. We monitor product quality on a continual basis through a number of means for both internal and external performance as follows:

- *Internal performance.* Key process indicators for our quality measurement include both First Time Quality ("FTQ") and Defects Per Unit ("DPU"). FTQ is a performance metric that measures the impact of all aspects of the business on our ability to ship our products at the end of the production process and DPU is a measurement of defects found at the end of the production process. As with previous years, the expectations of the highest quality product continue to increase while maintaining FTQ performance and reducing rework. In addition, we currently maintain ISO 9001 registrations at our Lafayette, Indiana (since 2012) and Cadiz, Kentucky facilities (since 2014).

- *External performance.* We actively track our warranty claims and costs to identify and drive improvement opportunities in quality and reliability for our customers. Early life-cycle warranty claims for our van trailers are trended for performance monitoring. Using a unit-based warranty reporting process to track performance and document failure rates, early life-cycle warranty units per 100 van trailers shipped averaged approximately 2.8, 2.6, and 1.8 units in 2024, 2023 and 2022, respectively. Continued low claim rates have been driven by our successful execution of continuous improvement programs centered on process variation reduction and responding to the input from our customers. We expect that these activities will continue to allow us to manage our total warranty cost profile.

In addition to managing a robust quality management system for Wabash's operations for internal and external performance, we expect all direct and indirect suppliers to meet certain standards of quality, engineering, delivery, and management. Our supplier audit process is a comprehensive assessment performed at the supplier's facility focusing on their system capabilities and how they measure to Wabash's established requirements. Based on a supplier's overall rating, action plans are developed to identify improvement opportunities, corrective actions, and timelines to ensure proper closure.

Delivery/Productivity. We measure productivity on many fronts. Some key indicators include production line throughput, labor hours per trailer or truck body, labor cost as a percentage of revenue, scrap rates, and inventory levels. Improvements over the last several years in these areas have translated into significant improvements in our ability to better manage inventory flow, control costs, and analyze material and contribution margins.

- During the past several years, we have focused on productivity enhancements across all of our product lines within manufacturing assembly and sub-assembly areas through developing the capability for mixed model production.

- Through deployment of the Wabash Management System ("WMS"), all of our business reporting segments have focused on increasing velocity at all our manufacturing locations. We have engaged in extensive lean training and over the last three years have deployed purposeful capital to accelerate our productivity initiatives.

- Our manufacturing leadership teams have developed competencies to isolate process constraints, and then address those constraints through multiple avenues that drive additional throughput and cost reductions.

Cost Reduction and our Operating System. The WMS allows us to develop and scale high standards of excellence across the organization. We believe in our One Wabash approach and standardized processes to drive and monitor performance inside our manufacturing facilities. Continuous improvement is a fundamental component of our operational excellence focus. Our focus on leveraging One Wabash and the WMS mindset across the Company, for example, has allowed us to make strides in all areas of manufacturing including safety, quality, on-time delivery, cost reduction, employee morale, and environment. We continue to maintain focus on continuous improvement. In the past several years, we made adjustments throughout our processes to align variable and fixed costs with capacity and created leaner internal processes in multiple areas. In addition, we continued to invest capital in our processes to reduce variable cost, lowered inherent safety risk in our processes, improved overall consistency in our manufacturing processes, and maintained our assets to capitalize on any economic and/or industry upswings.

Environment. We have been on a sustainability journey since the Company's inception. Uniquely incentivized to improve product designs by utilizing new composite materials to reduce the weight and improve the durability of our products, we are a leader in creating value for customers by facilitating improved fuel efficiency and ensuring the quality and longevity of our equipment. We commit to our employees, customers and shareholders to manage all of our business activities in a responsible manner with respect for the environment through pollution prevention and with our highest priority being the health and safety of our employees. Energy conservation efforts are another critical part of our commitment to continuous improvement and environmental stewardship, and we require energy conservation efforts across all of our facilities. This policy includes improving operational efficiency as well as upgrading to energy-conserving equipment where possible.

We demonstrate our commitment to sustainability by maintaining ISO 14001 registration of our Environmental Management System at our Lafayette, Indiana; Cadiz, Kentucky; San José Iturbide, Mexico; and Harrison, Arkansas locations. In 2005, our Lafayette, Indiana facility was one of the first trailer manufacturing operations in the world to be ISO 14001 registered. Being ISO 14001 registered requires us to demonstrate quantifiable and third-party verified environmental improvements. In addition, our San José Iturbide, Mexico facility was recognized with Clean Industry certification from Mexico's Federal Agency of Environmental Protection for adhering to environmental care in its manufacturing processes.

During 2023, our recycling programs and use of recycled materials saved 336,000 cubic yards of landfill space (a decrease of 2.7% from 2022), 82,122,000 kilowatt-hours of electricity (a decrease of 4.2% from 2022), 80,000 metric tons of greenhouse gas emissions (a decrease of 3.6% from 2022), and 40,000 mature trees (an increase of 6.1% from 2021). In addition, in December 2024, we were recognized among Newsweek's America's Most Responsible Companies 2025.

Additionally, Wabash views remanufacturing as an opportunity to help customers extend the useful life of their equipment, which reduces the amount of raw materials needed to produce new machinery. In 2023, revenue from remanufacturing totaled approximately $12.8 million (an increase of 23.1% from 2022).

In addition, manufacturers across multiple industries choose our proprietary DuraPlate® composite technology for its versatility and strength. Each DuraPlate® panel and product contains between 15% and 30% post-consumer resin ("PCR"). By using PCR in the manufacture of DuraPlate®, Wabash has diverted the equivalent of more than 1.86 billion plastic bottles from landfills including 127 million bottles in 2023. Furthermore, at the end of the product lifespan, DuraPlate® is recyclable.

Our annual Corporate Responsibility Report is available on our website (ir.onewabash.com) and references the ongoing environmental, social, and governance ("ESG") initiatives that demonstrate our commitment to sustainability and social responsibility. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Industry Trends

Trucking in the U.S., according to the American Trucking Association ("ATA"), was estimated to be a $906 billion industry in 2024, representing a decrease of approximately 4% from ATA's 2023 estimate. Trailer demand is a direct function of the amount of freight to be transported. To monitor the state of the industry, we evaluate a number of indicators related to trailer manufacturing and the transportation industry. Recent trends we have observed include the following:

Transportation / Trailer Cycle. The trailer industry generally follows the transportation industry cycles. The most recent estimates from industry forecasters ACT Research Co. ("ACT") and FTR Associates ("FTR") indicate total United States trailer production levels for 2024 of approximately 235,000 and 224,000, respectively, which represents a decrease of approximately 26.1% and 28.7%, respectively, from 2023 production levels.

Current estimates from ACT and FTR for 2025 United States trailer production are 217,000 and 234,000, respectively, representing a decrease of approximately 7.7% and an increase of 4.5%, respectively, versus 2024. These estimates are generally in-line with our expectations as trailer manufacturers manage a continued softening of 2025 demand compared to previous years.

ACT is forecasting annual new trailer production levels for 2026, 2027, 2028, and 2029 of approximately 255,000, 302,000, 307,000, and 289,000, respectively. In addition, FTR is forecasting annual new trailer production levels of 280,000 in 2026. These estimates are generally more consistent with historical trailer industry production levels, and in some years higher than historical production levels. However, overall economic uncertainty and softening demand in the industry for certain of our products could continue to impact these estimates. This uncertainty and softening are evident in the ACT and FTR forecasts, particularly for 2025 production. However, we believe that our strategic plan and actions taken over the last several years have positioned us to remain well-suited to adapt to changes in the industry and demand environment due to our strong balance sheet, liquidity profile, and diversification.

Transportation Regulations and Legislation. There are several different areas within both federal and state government regulations and legislation that are expected to have an impact on trailer demand, including:

- On July 15, 2022, the National Highway Traffic Safety Administration ("NHTSA") issued the final rule to upgrade Federal Motor Vehicle Safety Standard ("FMVSS") No. 223, "Rear impact guards," and FMVSS No. 224, "Rear impact protection," which together provide protection for occupants of passenger vehicles in crashes into the rear of trailers. This final rule adopts requirements of Canada Motor Vehicle Safety Standard ("CMVSS") No. 223, "Rear impact guards" for energy absorption, loadings, and the definition for rear extremity. Additionally, it defines requirements for maintaining load paths during the energy absorption test. The final rule became effective on January 11, 2023, with a compliance date of July 15, 2024. All Wabash van, tank, and platform trailer products were certified to be compliant with the final rule before July 2024 when the rule enforcement began.

- The Canadian Department of the Environment continues to delay the trailer portions of Canada's greenhouse gas regulations ("GHG2"), essentially following the California Air Resource Board ("CARB") who will provide at least a six-month notice prior to commencement of enforcing GHG2. This rule mirrored the EPA GHG2 regulations and would only apply to Wabash trailers registered in Canada.

- On December 3, 2019, CARB issued an official advisory notifying trailer manufacturers that CARB will be suspending enforcement of GHG2 trailer requirements and will provide at least a six-month written notice prior to commencement of enforcing GHG2. If we were to receive CARB's six-month advance notice of enforcement, more stringent van trailer standards became effective in model year 2024 and would again in model year 2027—requiring more advanced fuel efficiency technologies, such as rear boat tails and higher percentage improvement side skirts and tires. CARB continues to suspend enforcement as a six-month written notice has not been issued. We will continue to monitor the status of the regulation.

- CARB Advanced Clean Fleet ("ACF") legislation sets requirements for organizations to reduce the overall emissions of the vehicle fleets they operate. These standards applied to fleets owned and operated by Wabash at the Moreno Valley and Perris, California facilities as well as many Wabash customers who own and operate fleets in California. However, CARB recently withdrew a waiver request from EPA and will not enforce ACF regulations for high-priority (large commercial) and drayage fleets. State and local government fleets remain subject to the regulation.

- CARB's Advanced Clean Truck regulations impact the truck body chassis manufacturers that supply to Wabash by setting an annual zero emission sales requirement. This regulation, while being challenged by multiple states, is expected to drive larger market penetration of electric commercial trucks over the next 10 years as requirements are ramped up.

- In 2024, CARB zero-emissions Transport Refrigeration Unit ("TRU") rules went into effect. Like ACF, these requirements impacted Wabash customers and worked to drive greater demand for electric TRUs that are installed on Wabash vehicles. CARB requested and received a partial waiver from EPA for TRUs. CARB withdrew the portion of the waiver request that covered the TRU zero emission requirements. While CARB withdrew their waiver request for some of their zero emissions related regulations, we believe that innovation will continue to drive the industry toward a lower emission solution that provides a value proposition to the customers over and above a compliance-only driven solution.

- EPA's American Innovation and Manufacturing Act ("AIM") continues to phase-down the production and consumption of hydrofluorocarbons ("HFCs") in the United States. The AIM Act currently mandates that EPA provide Wabash with application-specific allowances to manufacture EcoNex™ Technology products. Such allowances operate to increase certainty that HFCs are made available to Wabash during the time that the application-specific provisions are active. EPA is evaluating extending the allocation program with a rule expected in 2025.

- Updates to the proposed CARB 2024 Heavy-Duty Engine and Vehicle Omnibus regulation provided greater flexibility to chassis manufacturers for 2024–2026 engine model years. While this should help OEMs as they develop near-term engine updates, OEMs will be required to comply with 2027 emission regulations in the long-term. While the number of chassis manufacturers registering EVs continued to grow (albeit largely in the traditional OEM space), hydrogen fuel cell manufacturers also started to register. While the numbers were small (primarily testing and over-the-road applications), this was a positive sign for the future of work trucks. In December 2024, the EPA issued a waiver officially giving CARB federal permission to enforce the rule.

- PFAS regulations are being developed and issued by EPA and various states. We are monitoring the regulations and their applicability to our operations and products.

Other Developments. Other developments and potential impacts on the industry include:

- While EPA and NHTSA are unable to regulate trailers due to a previous ruling, which reduces the risk to trailer manufacturers in the near term, CARB continues to seek additional states to join their position in attempting to drive regulation at the state level.

- While we believe the need for trailer equipment will be positively impacted by the legislative and regulatory changes addressed above, these demand drivers could be offset by factors that contribute to the increased concentration and density of loads.

- Trucking company profitability, which can be influenced by factors such as fuel prices, freight tonnage volumes, and government regulations, is highly correlated with the overall economy of the U.S.; carrier profitability significantly impacts demand for, and the financial ability to, purchase new trailers.

- We expect that the majority of freight in our industry will continue to be moved by truck and, according to ATA, total freight transportation revenue is expected to increase from an estimated $906 trillion in 2024 to $1.46 trillion in 2035.

- The expected transition from diesel tractors (and their coolant systems) to electric or fuel cell vehicles changes how heated or cooled trailers can regulate temperature. This creates a market need for alternate heating and cooling solutions.

- The impacts of the continued near-shoring trend should be positive for trucking. It will continue to impact current supply chain routes, with possible movement of logistics hubs.

- Oversupply of refrigerated trailers in 2022-2023 has led to a surplus of inventory in the market, which put downward pressure on supply for the majority of 2024. The long-term outlook of the market still remains strong, and there is expected to be a return to normal levels by early or mid-2025.

Results of Operations

The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

	Years Ended December 31,		
	2024	**2023**	**2022**
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	86.4 %	80.4 %	87.1 %
Gross profit	13.6 %	19.6 %	12.9 %
General and administrative expenses	29.8 %	5.8 %	4.5 %
Selling expenses	1.4 %	1.0 %	1.1 %
Amortization of intangible assets	0.6 %	0.5 %	0.6 %
Impairment and other, net	— %	— %	— %
(Loss) income from operations	(18.3)%	12.3 %	6.7 %
Interest expense	(1.0)%	(0.8)%	(0.8)%
Other, net	0.3 %	0.1 %	— %
Other expense, net	(0.7)%	(0.6)%	(0.8)%
Loss from unconsolidated entity	(0.3)%	— %	— %
(Loss) income before income tax expense	(19.3)%	11.6 %	5.9 %
Income tax (benefit) expense	(4.8)%	2.5 %	1.3 %
Net (loss) income	(14.5)%	9.1 %	4.5 %

2024 Compared to 2023

Net Sales

Net sales in 2024 decreased $589.8 million, or 23.3%, compared to 2023. By business segment, net sales prior to intersegment eliminations and related trailer units sold were as follows (dollars in thousands):

	Year Ended December 31,		Change	
	2024	2023	Amount	%
	(prior to elimination of intersegment sales)			
Sales by Segment				
Transportation Solutions	$ 1,755,133	$ 2,338,604	$ (583,471)	(24.9%)
Parts & Services	205,062	220,873	(15,811)	(7.2%)
Eliminations	(13,455)	(22,977)	9,522	
Total	$ 1,946,740	$ 2,536,500	$ (589,760)	(23.3)%
New Units Shipped	(units)			
Trailers	32,100	44,450	(12,350)	(27.8%)
Truck bodies	14,255	16,070	(1,815)	(11.3)%
Total	46,355	60,520	(14,165)	(23.4%)
Used Units Shipped	(units)			
Trailers	80	90	(10)	(11.1%)

TS segment sales, prior to the elimination of intersegment sales, were $1,755.1 million in 2024, a decrease of $583.5 million, or 24.9% compared to 2023. The decrease in sales was primarily due to a decline in shipments due to lower demand. New trailers shipped during 2024 totaled 32,100 compared to 44,450 trailers in prior year, a decrease of 27.8%. New truck bodies shipped during 2024 totaled 14,255 compared to 16,070 truck bodies in prior year, a decrease of 11.3%. The decrease in shipments was primarily driven by lower demand due to the softening freight market. Pricing did not see any significant year over year degradation due in part to our continued efforts to tie pricing to key commodity indicators, our curated customer portfolio, and improved pricing processes.

P&S segment sales, prior to the elimination of intersegment sales, were $205.1 million in 2024, a decrease of $15.8 million, or 7.2%, compared to 2023. The overall decrease in sales for this segment was due primarily to lower sales in our Process Systems and Components businesses of $13.0 million and $14.4 million, respectively, due to decreased demand. The overall decrease in sales was partially offset by higher sales within our Upfitting Solutions and Services business of $10.7 million.

Cost of Sales

Cost of sales was $1,681.7 million in 2024, a decrease of $356.6 million, or 17.5%, compared to 2023. Cost of sales is comprised of material costs, a variable expense, and other manufacturing costs, comprised of both fixed and variable expenses, including direct and indirect labor, outbound freight, overhead expenses, and depreciation.

TS segment cost of sales was $1,537.5 million in 2024, a decrease of $361.2 million, or 19.0%, compared to 2023. The decrease in cost of sales, which was primarily driven by lower shipment volumes, resulted in a decrease in materials costs of $305.6 million, or 23.5%, a decrease in labor and employee related costs of $55.2 million, or 14.6%, along with a decrease in certain other manufacturing costs.

P&S segment cost of sales, prior to the elimination of intersegment sales, was $157.6 million in 2024, a decrease of $4.9 million, or 3.0%, compared to 2023. The decrease in cost of sales, which was primarily driven by lower sales, resulted in a decrease in materials costs of $13.4 million, or 11.3%. This was partially offset by an increase in labor and employee related costs of $5.4 million, or 20.7%, and an increase in certain other overhead costs associated with growth initiatives within the segment.

Gross Profit

Gross profit was $265.1 million in 2024, a decrease of $233.1 million, or 46.8% from 2023. Gross profit as a percentage of sales, or gross margin, was 13.6% in 2024 as compared to 19.6% in 2023. Gross profit by segment was as follows (in thousands):

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
Gross Profit by Segment				
Transportation Solutions	$ 217,618	$ 439,864	$ (222,246)	(50.5)%
Parts & Services	47,454	58,323	(10,869)	(18.6)%
Corporate and Eliminations	—	—	—	
Total	$ 265,072	$ 498,187	$ (233,115)	(46.8)%

TS segment gross profit was $217.6 million in 2024 compared to $439.9 million in 2023, a decrease of $222.2 million. Gross profit, as a percentage of net sales prior to the elimination of intersegment sales, was 12.4% in 2024 as compared to 18.8% in 2023, a decrease of 6.4%. The overall decrease in gross profit from the prior year period was primarily driven by the decline in shipments across all of our product lines. Various fixed costs that remained constant reduced gross profit as a percentage of net sales.

P&S segment gross profit was $47.5 million in 2024 compared to $58.3 million in 2023. Gross profit, as a percentage of net sales prior to the elimination of intersegment sales, was 23.1% in 2024 compared to 26.4% in 2023, a decrease of 3.3%. The overall decrease in gross profit was primarily related to the year over year decrease in sales.

General and Administrative Expenses

General and administrative expenses were $580.7 million in 2024, an increase of $434.0 million, or 295.9%, compared to 2023. The increase from the prior year period was due to an increase in professional and outside services costs of $447.3 million, which includes the estimated liability of $450.0 million for the Product Liability Matter, as defined and further described in Note 14 in the Notes to Consolidated Financial Statements. This was partially offset by a decrease in general and administrative employee-related costs, including benefits and incentive programs, of approximately $14.4 million. As a percentage of sales, general and administrative expenses were 29.8% for the 2024 period as compared to 5.8% for the same period of 2023. The overall increase in general and administrative expenses as a percentage of net sales was primarily attributable to the Product Liability Matter.

Selling Expenses

Selling expenses were $28.0 million in 2024, an increase of $1.5 million, or 5.7%, compared to 2023. The increase was primarily attributable to an increase in advertising and promotional expense of approximately $3.5 million, which is due in part to expenses incurred during the 2024 period related to our Ignite Conference. These increases were partially offset by a decrease in sales employee-related costs, including benefits and incentive programs, of approximately $1.7 million. As a percentage of net sales, selling expenses were 1.4% in 2024 compared to 1.0% in 2023. The overall increase in selling expenses as a percentage of net sales was primarily attributable to the increase in advertising and promotional expense, which outpaced the increase in sales.

Amortization of Intangibles

Amortization of intangibles was $12.0 million in 2024 compared to $12.8 million in 2023. Amortization of intangibles was the result of expenses recognized for intangible assets recorded from previous acquisitions. In 2024, certain technology-related intangible assets became fully amortized. There were no intangible assets that became fully amortized 2023.

Impairment and Other, Net

Impairment and other, net was a net loss of $0.5 million during 2024 and a net loss of $0.2 million during 2023. Activity during the current year period primarily related to the impairment of $1.0 million of construction-in-progress projects that were no longer expected to be completed and the write-off of certain property, plant, and equipment and IT-related assets. These items were partially offset by the sale of a building (and the related land) as further described in Note 21 in the Notes to Consolidated Financial Statements, which resulted in a gain of approximately $0.5 million.

Other Income

Interest expense in 2024 totaled $19.8 million compared to $19.9 million in 2023. Interest expense relates to interest and non-cash accretion charges on our Senior Notes and Revolving Credit Agreement. Interest expense in the current year period was lower than in the 2023 period due to lower average outstanding balances under the Revolving Credit Facility.

Other, net for 2024 represented income of $5.4 million as compared to income of $3.4 million for 2023. Income for both the current and prior year period primarily relates to interest income.

Income Taxes

We recognized income tax benefit of $93.5 million in 2024 compared to income tax expense of $62.8 million in 2023. The effective tax rate for 2024 was 24.8% compared to 21.3% for 2023. The effective tax rate for both 2024 and 2023 differs from the U.S. Federal statutory rate of 21.0% primarily due to the impact of state and local taxes and discrete items, including stock-based compensation. Net cash paid for income taxes in 2024 was $29.8 million compared to net cash paid during 2023 of $82.6 million.

Liquidity and Capital Resources

Capital Structure

Our capital structure is comprised of a mix of debt and equity. As of December 31, 2024, our debt-to-equity ratio was approximately 2.1:1.0. Our long-term objective is to generate operating cash flows sufficient to support the growth within our businesses and increase shareholder value. This objective will be achieved through a balanced capital allocation strategy of sustaining strong liquidity, maintaining healthy leverage ratios, investing in the business both organically and strategically, and returning capital to our shareholders. Our Board of Directors designated a Finance Committee to assist the Board in overseeing the Company's capital structure, financing, investment, and other financial matters of importance.

Throughout 2024, in keeping with this balanced approach, we repurchased $64.4 million (inclusive of excise tax) of common stock under the share repurchase program approved by our Board of Directors and paid dividends of $14.8 million. Additionally, as described in the "Debt Agreements and Related Amendments" section below, in September 2022 we amended our Revolving Credit Agreement. The amendment increased the total revolving commitments to $350 million and extended the maturity to September 2027, the nearest maturity date of our long-term debt. As of December 31, 2024, there were no amounts outstanding under the Revolving Credit Agreement. Collectively, these demonstrate our confidence in the Company's long-term financial outlook and ability to generate cash flow both near and long term. They reinforce our commitment to delivering shareholder value while maintaining the flexibility to execute our strategic plan for profitable growth and diversification.

Our liquidity position, defined as cash on hand and available borrowing capacity on the Revolving Credit Facility, amounted to $421.9 million as of December 31, 2024, compared to $516.1 million as of December 31, 2023, an decrease of 18%. The decrease from the prior year is primarily attributable to a lower cash balance at December 31, 2024, due to a reduction in cash provided by operating activities in 2024 versus 2023. For 2025, we expect to continue our commitment to fund our working capital requirements and capital expenditures from net cash provided by operations or available borrowing capacity under the Revolving Credit Agreement, as needed. Along with these investments, we will also maintain our assets to react to any economic and/or industry changes, while also responsibly returning capital to our shareholders. We will continue to move rapidly to adjust to the current environment to preserve the strength of our balance sheet, while prioritizing the safety of our employees and ensuring the liquidity and financial well-being of the Company.

Debt Agreements and Related Amendments

Senior Notes

On October 6, 2021, we closed on an offering of $400 million in aggregate principal amount of our 4.50% unsecured Senior Notes (the "Senior Notes"). The Senior Notes were issued pursuant to an indenture dated as of October 6, 2021, by and among us, certain subsidiary guarantors named therein (the "Guarantors") and Wells Fargo Bank, National Association, as trustee (the "Indenture"). The Senior Notes bear interest at the rate of 4.50% and pay interest semi-annually in cash in arrears on April 15 and October 15 of each year. The Senior Notes will mature on October 15, 2028. At any time prior to October 15, 2024, we may redeem some or all of the Senior Notes for cash at a redemption price equal to 100% of the aggregate principal amount of the Senior Notes being redeemed plus an applicable make-whole premium set forth in the Indenture and accrued and unpaid interest to, but not including, the redemption date.

Prior to October 15, 2024, we may redeem up to 40% of the Senior Notes at a redemption price of 104.500% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date, with the proceeds of certain equity offerings, provided that after any such redemption, at least 60% of the aggregate principal amount of the Senior Notes remain outstanding. On and after October 15, 2024, we may redeem some or all of the Senior Notes at redemption prices (expressed as percentages of principal amount) equal to 102.250% for the twelve-month period beginning on October 15, 2024, 101.125% for the twelve-month period beginning October 15, 2025 and 100.000% beginning on October 15, 2026, plus accrued and unpaid interest to, but not including, the redemption date. Upon the occurrence of a Change of Control (as defined in the Indenture), unless we have exercised our optional redemption right in respect of the Senior Notes, the holders of the Senior Notes will have the right to require us to repurchase all or a portion of the Senior Notes at a price equal to 101% of the aggregate principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the date of repurchase.

The Senior Notes are guaranteed on a senior unsecured basis by all direct and indirect existing and future domestic restricted subsidiaries, subject to certain restrictions. The Senior Notes and related guarantees are our and the Guarantors' general unsecured senior obligations and will be subordinated to all of our and the Guarantors' existing and future secured debt to the extent of the assets securing that secured obligation. In addition, the Senior Notes are structurally subordinated to any existing and future debt of any of our subsidiaries that are not Guarantors, to the extent of the assets of those subsidiaries.

Subject to a number of exceptions and qualifications, the Indenture restricts our ability and the ability of certain of our subsidiaries to: (i) incur additional indebtedness; (ii) pay dividends or make other distributions in respect of, or repurchase or redeem, our capital stock or with respect to any other interest or participation in, or measured by, our profits; (iii) make loans and certain investments; (iv) sell assets; (v) create or incur liens; (vi) enter into transactions with affiliates; and (vii) consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications.

During any time when the Senior Notes are rated investment grade by at least two of Moody's, Fitch and Standard & Poor's Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, many of such covenants will be suspended and we and our subsidiaries will cease to be subject to such covenants during such period.

The Indenture contains customary events of default, including payment defaults, breaches of covenants, failure to pay certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs and is continuing, the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs. As of December 31, 2024, we were in compliance with all covenants.

Contractual coupon interest expense and accretion of fees for the Senior Notes for the years ended December 31, 2024, 2023 and 2022 were $18.0 million and $0.7 million, $18.0 million and $0.6 million, and $18.0 million and $0.6 million, respectively.

Contractual coupon interest expense and accretion of discount and fees are included in *Interest expense* on the Company's Consolidated Statements of Operations.

Revolving Credit Agreement

On September 23, 2022, we entered into the Third Amendment to the Second Amended and Restated Credit Agreement among us, certain of our subsidiaries as borrowers (together with us, the "Borrowers"), certain of our subsidiaries as guarantors, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the administrative agent (the "Agent"), which amended our existing Second Amended and Restated Credit Agreement, dated as of December 21, 2018 (as amended from time to time, the "Revolving Credit Agreement").

Under the Revolving Credit Agreement, the lenders agree to make available a $350 million revolving credit facility to the Borrowers with a scheduled maturity date of September 23, 2027. We have the option to increase the total commitments under the facility by up to an additional $175 million, subject to certain conditions, including obtaining agreements from one or more lenders, whether or not party to the Revolving Credit Agreement, to provide such additional commitments. Availability under the Revolving Credit Agreement is based upon quarterly (or more frequent under certain circumstances) borrowing base certifications of the Borrowers' eligible inventory, eligible leasing inventory and eligible accounts receivable, and is reduced by certain reserves in effect from time to time.

Subject to availability, the Revolving Credit Agreement provides for a letter of credit subfacility in the amount of $25 million and allows for swingline loans in the amount of $35 million. Outstanding borrowings under the Revolving Credit Agreement bear interest at an annual rate, at the Borrowers' election, equal to (i) adjusted term Secured Overnight Financing Rate plus a margin ranging from 1.25% to 1.75% or (ii) a base rate plus a margin ranging from 0.25% to 0.75%, in each case depending upon the monthly average excess availability under the Revolving Credit Agreement. The Borrowers are required to pay a monthly unused line fee equal to 0.20% times the average daily unused availability along with other customary fees and expenses of the Agent and the lenders.

The Revolving Credit Agreement is guaranteed by certain of our subsidiaries (the "Guarantors") and is secured by substantially all personal property of the Borrowers and the Guarantors.

The Revolving Credit Agreement contains customary covenants limiting our ability and certain of our subsidiaries to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock, enter into transactions with affiliates, merge, dissolve, repay subordinated indebtedness, make investments and dispose of assets. In addition, we will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 as of the end of any period of 12 fiscal months when excess availability under the Revolving Credit Agreement is less than the greater of (a) 10% of the lesser of (i) the total revolving commitments and (ii) the borrowing base (such lesser amount, the "Line Cap") and (b) $25 million. As of December 31, 2024, we were in compliance with all covenants.

If availability under the Revolving Credit Agreement is less than the greater of (i) 10% of the Line Cap and (ii) $25 million for three consecutive business days, or if there exists an event of default, amounts in any of the Borrowers' and the Guarantors' deposit accounts (other than certain excluded accounts) will be transferred daily into a blocked account held by the Agent and applied to reduce the outstanding amounts under the facility.

The Revolving Credit Agreement contains customary events of default. If an event of default occurs and is continuing, the lenders may, among other things, require the immediate payment of all amounts outstanding and foreclose on collateral. In addition, in the case of an event of default arising from certain events of bankruptcy or insolvency, the lenders' obligations under the Revolving Credit Agreement would automatically terminate, and all amounts outstanding under the Revolving Credit Agreement would automatically become due and payable.

Our liquidity position, defined as cash on hand and available borrowing capacity on the Revolving Credit Agreement, amounted to $421.9 million as of December 31, 2024 and $516.1 million as of December 31, 2023, a decrease of $94.2 million (or 18%). The decrease from the prior year is primarily attributable to a lower cash balance at December 31, 2024, due to a reduction in cash provided by operating activities in 2024 versus 2023. The decrease from the prior year is primarily attributable to a lower cash balance at December 31, 2024, due to a reduction in cash provided by operating activities in 2024 versus 2023. For the year ended December 31, 2024, we had payments of principal totaling $0.9 million and borrowings of principal totaling $0.9 million under the Revolving Credit Agreement. As of December 31, 2024, there were no amounts outstanding.

During the year ended December 31, 2023, we had payments of principal totaling $104.2 million and borrowings of principal totaling $104.2 million under the Revolving Credit Agreement. As of December 31, 2023, there were no amounts outstanding.

Interest expense under the Revolving Credit Agreement for the years ended December 31, 2024, 2023, and 2022, was approximately $0.8 million, $0.9 million, and $1.7 million, respectively. Interest expense under the Revolving Credit Agreement is included in *Interest expense* on the Company's Consolidated Statements of Operations.

Cash Flow

2024 Compared to 2023

Cash provided by operating activities for 2024 totaled $117.3 million, compared to cash provided by operating activities of $319.6 million in 2023. The cash provided by operations during the current year was the result of net loss adjusted for various non-cash activities, including depreciation, amortization, deferred taxes, stock-based compensation, and a $436.2 million decrease in our working capital. Changes in key working capital accounts for 2024 and 2023 are summarized below (in thousands):

	2024	2023	Change
Source (Use) of cash:			
Accounts receivable	$ 39,044	$ 72,587	$ (33,543)
Inventories	8,810	(23,765)	32,575
Accounts payable and accrued liabilities	(68,687)	5,775	(74,462)
Net source (use) of cash	$ (20,833)	$ 54,597	$ (75,430)

Accounts receivable decreased $39.0 million in 2024 and decreased $72.6 million in 2023. Days sales outstanding, a measure of working capital efficiency that measures the amount of time a receivable is outstanding, was approximately 31 days and 28 days for the year-ended December 31, 2024 and 2023, respectively. The decrease in accounts receivable in 2024 was primarily due to the decrease in shipments compared to 2023. Inventories decreased in 2024 by $8.8 million compared to an increase in 2023 of $23.8 million. The overall decrease in inventory for 2024 was primarily attributable to the lower inventory requirements of reduced production compared to prior year. Our inventory turns, a commonly used measure of working capital efficiency that measures how quickly inventory turns per year, were approximately 6 times in both 2024 and 2023, respectively. Accounts payable and accrued liabilities decreased $68.7 million in 2024 compared to an increase of $5.8 million for 2023. Days payable outstanding, a measure of working capital efficiency that measures the amount of time a payable is outstanding, was 35 days in 2024 and 29 days in 2023.

Investing activities used $94.8 million during 2024 compared to $106.0 million used in 2023. Investing activities for 2024 included capital expenditures for property, plant, and equipment of $72.2 million, which was an decrease compared to $98.1 million during 2023. In addition, expenditures related to revenue generating assets totaled approximately $6.9 million and expenditures related to investment in unconsolidated entities totaled approximately $20.1 million, which is further detailed in Note 6 in the Notes to Consolidated Financial Statements. Cash used in investing activities in 2024 and 2023 was primarily related to capital expenditures to support growth and improvement initiatives at our facilities. In 2024, investing activities included $4.4 million proceeds from the sale of assets compared to approximately $0.2 million in 2023.

Financing activities used $86.3 million during 2024 as compared to using $92.5 million during 2023. Net cash used in 2024 primarily relates to common stock repurchases of $70.9 million and cash dividend payments to our shareholders of $14.8 million. Borrowings under our Revolving Credit Agreement totaled $0.9 million which were fully offset by principal, interest, and unused fee payments made under our Revolving Credit Agreement of $0.9 million. We repurchased common stock of $76.2 million and paid cash dividends to our shareholders of $15.9 million in 2023.

Our liquidity position, defined as cash on hand and available borrowing capacity on the Revolving Credit Facility, amounted to $421.9 million as of December 31, 2024 and $516.1 million as of December 31, 2023, a decrease of 18%. Total debt obligations amounted to $400.0 million as of December 31, 2024. The decrease in liquidity from the prior year is primarily attributable to a lower cash balance at December 31, 2024, due to a reduction in cash provided by operating activities in 2024 versus 2023

For 2025 and forward, we expect to continue our commitment to fund our working capital requirements and capital expenditures from net cash provided by operations or available borrowing capacity under the Revolving Credit Agreement (as needed). Along with these investments, we will also maintain our assets to capitalize on any economic and/or industry upswings, while also responsibly returning capital to our shareholders. We will continue to move rapidly to adjust to the current environment to preserve the strength of our balance sheet, while prioritizing the safety of our employees and ensuring the liquidity and financial well-being of the Company.

Annual Report

Contractual Obligations and Commercial Commitments

A summary of our contractual obligations and commercial commitments, both on and off-balance sheet, as of December 31, 2024 are as follows (in thousands):

	2025	2026	2027	2028	2029	Thereafter	Total
Debt:							
Revolving Credit Agreement (due 2027)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Senior Notes (due 2028)	—	—	—	400,000	—	—	400,000
Interest Payments on Revolving Credit Agreement (If Any) and Senior Notes [1]	18,000	18,000	18,000	18,000	—	—	72,000
Total Debt	18,000	18,000	18,000	418,000	—	—	472,000
Other:							
Operating Leases	13,387	12,293	7,335	3,559	2,112	1,387	40,073
Total Other	13,387	12,293	7,335	3,559	2,112	1,387	40,073
Other Commercial Commitments:							
Letters of Credit	4,940	—	—	—	—	—	4,940
Raw Material Purchase Commitments	15,000	—	—	—	—	—	15,000
Chassis Agreements and Programs	60,309	—	—	—	—	—	60,309
Total Other Commercial Commitments	80,249	—	—	—	—	—	80,249
Total Obligations	$ 111,636	$ 30,293	$ 25,335	$ 421,559	$ 2,112	$ 1,387	$ 592,322

[1] *Future interest payments on variable rate long-term debt (if any) are estimated based on the rate in effect as of December 31, 2024, and only include interest payments (not unused line fees). However, as of December 31, 2024, there was no variable rate debt (Revolving Credit Agreement) outstanding.*

Borrowings under the Revolving Credit Agreement bear interest at a variable rate based on the Secured Overnight Financing Rate ("SOFR") or a base rate determined by the lender's prime rate plus an applicable margin, as defined in the agreement. Any outstanding borrowings under the Revolving Credit Agreement bear interest at a rate, at our election, equal to (i) adjusted term SOFR plus a margin ranging from 1.25% to 1.75% or (ii) a base rate plus a margin ranging from 0.25% to 0.75%, in each case depending upon the monthly average excess availability under the Revolving Credit Agreement. We are required to pay a monthly unused line fee equal to 0.20% times the average daily unused availability along with other customary fees and expenses of our agent and lenders. During the year ended December 31, 2024, we had payments of principal of $0.9 million and borrowings of principal of $0.9 million under the Revolving Credit Agreement, and as of December 31, 2024, there were no amounts outstanding.

The Senior Notes bear interest at the rate of 4.5% per annum from the date of issuance, payable semi-annually on April 15 and October 15.

Operating leases represent the total future minimum lease payments for leases that have commenced. As of December 31, 2024, obligations related to operating leases that we have executed but have not yet commenced were nominal.

We have standby letters of credit totaling $4.9 million issued in connection with workers compensation claims and surety bonds.

We have $15.0 million in purchase commitments through December 2025 for various raw material commodities, including aluminum, steel, polyethylene, and nickel, as well as other raw material components which are within normal production requirements.

We obtain vehicle chassis for our specialized vehicle products directly from the chassis manufacturers under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and to a lesser extent, for unallocated orders. Although each manufacturer's agreement has different terms and conditions, the agreements generally state that the manufacturer will provide a supply of chassis to be maintained from time to time at our various facilities with the condition that we will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. The manufacturer transfers the chassis to us on a "restricted basis" retaining the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to the manufacturer's dealers. The manufacturer also does not transfer the certificate of origin to us nor permit us to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer). Although we are party to related finance agreements with manufacturers, we have not historically settled, nor do we expect to in the future settle, any related obligations in cash. Instead, the obligation is settled by the manufacturer upon reassignment of the chassis to an accepted dealer, and the dealer is invoiced for the chassis by the manufacturer. Accordingly, as of December 31, 2024, our outstanding chassis converter pool with the manufacturer totaled $57.1 million and has included this financing agreement on our Consolidated Balance Sheets within *Prepaid expenses and other* and *Other accrued liabilities*. All other chassis programs are handled as consigned inventory belonging to the manufacturer and totaled approximately $3.2 million. Under these agreements, if the chassis is not delivered to a customer within a specified time frame, we are required to pay a finance or storage charge on the chassis. Additionally, we receive finance support funds from manufacturers when the chassis are assigned into our chassis pool. Typically, chassis are converted and delivered to customers within 90 days of our receipt of the chassis.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $1.5 million at December 31, 2024. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the table above. We do not expect to make a tax payment related to these obligations within the next year that would significantly impact liquidity.

Significant Accounting Policies and Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. Our significant accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, evaluation of trends in the industry, information provided by our customers, and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if it requires us to make assumptions about matters that were uncertain at the time we were making the estimate or changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Legal and Other Contingencies. The outcomes of legal proceedings and claims brought against us and other loss contingencies are subject to significant uncertainty. We establish legal contingency reserves when we determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In determining the appropriate accounting for loss contingencies, we consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. We regularly evaluate current information available to us to determine whether an accrual should be established or adjusted. Estimating the probability that a loss will occur and estimating the amount of a loss or a range of loss involves significant judgment and such matters are unpredictable. We could incur judgments or enter into settlements for current or future claims that could materially impact our results of operations.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets. We review, on at least a quarterly basis, the financial performance of each business unit for indicators of impairment. In reviewing for impairment indicators, we also consider events or changes in circumstances such as business prospects, customer retention, market trends, potential product obsolescence, competitive activities, and other economic factors. An impairment loss is recognized when the carrying value of an asset group exceeds the future net undiscounted cash flows expected to be generated by that asset group. The impairment loss recognized is the amount by which the carrying value of the asset group exceeds its fair value.

Goodwill. We assess goodwill for impairment at the reporting unit level on an annual basis as of October 1st, after the annual planning process is complete. More frequent evaluations may be required if we experience changes in our business climate or as a result of other triggering events that may take place. If the carrying value exceeds fair value, the asset is considered impaired and is reduced to its fair value.

In assessing goodwill for impairment, we may choose to initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, then an impairment analysis for goodwill is performed at the reporting unit level using a quantitative approach. The quantitative test is a comparison of the fair value of the reporting unit, determined using a combination of the income and market approaches, to its recorded amount. If the recorded amount exceeds the fair value, an impairment is recorded to reduce the carrying amount to fair value, but will not exceed the amount of goodwill that is recorded.

The process of evaluating goodwill for impairment is subjective and requires significant judgment at many points during the analysis. If we elect to perform an optional qualitative analysis, we consider many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the most recent fair value analysis for the reporting unit. When performing a quantitative goodwill impairment test, we generally determine fair value using a combination of an income-based approach and a market-based approach. The fair value determination consists primarily of using significant unobservable inputs (Level 3) under the fair value measurement standards. We believe the most critical assumptions and estimates in determining the estimated fair value of our reporting units include, but are not limited to, the amounts and timing of expected future cash flows which is largely dependent on expected EBITDA margins, the discount rate applied to those cash flows, and terminal growth rates. The assumptions used in determining our expected future cash flows consider various factors such as historical operating trends and long-term operating strategies and initiatives. The discount rate used by each reporting unit is based on our assumption of a prudent investor's required rate of return assuming the risk of investing in a particular company. The terminal growth rate reflects the sustainable operating income a reporting unit could generate in a perpetual state as a function of revenue growth, inflation, and future margin expectations.

Annual Goodwill Impairment Test

As of December 31, 2024, goodwill allocated to our TS and P&S segments was approximately $120.5 million and $67.9 million, respectively. For the 2024 annual goodwill impairment test conducted as of October 1st, 2024, the Company chose to use a quantitative assessment to determine if it was more likely than not that the fair value of the TS and P&S reporting units were less than their respective carrying amounts. In accordance with the relevant accounting guidance, in order to perform the quantitative assessment, the Company considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, future operating plans, and potential changes to significant assumptions used in the most recent quantitative fair value analysis for each reporting unit (which was conducted in connection with the Company's segment realignment beginning in September 2021). Based on the analysis of the factors and considerations described above, the Company concluded that it was more likely than not that the fair value of each reporting unit continued to be greater than the respective carrying value. Therefore, no impairment charges were recorded.

During the fourth quarters of 2023 and 2022, the Company completed its annual goodwill impairment test using the qualitative assessment. Based on all assessments performed, the Company believed it was more likely than not that the fair value of its reporting units were greater than their carrying amount and no additional impairment of goodwill was recognized.

Other

Inflation

Inflation impacts prices paid for labor, materials and supplies. Significant increases in the costs of production or certain commodities, raw materials, and components could have an adverse impact on our results of operations. As has been our practice, we will endeavor to offset the impact of inflation through selective price increases, productivity improvements, and hedging activities. Our ability to mitigate the impact of inflation through selective price increases may be limited by our backlog in cases of orders without inflation-based price adjustment provisions.

New Accounting Pronouncements

For information related to new accounting standards, see Note 3 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

ITEM 7A–QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we have exposure to financial and market risk resulting from volatility in commodity prices, interest rates, and foreign exchange rates. The following discussion provides additional detail regarding our exposure to these risks.

Commodity Price Risks

We are exposed to fluctuation in commodity prices through the purchase of various raw materials that are processed from commodities such as aluminum, steel, lumber, nickel, copper, and polyethylene. Given the historical volatility of certain commodity prices, this exposure can significantly impact product costs. We manage some of our commodity price changes by entering into fixed price contracts with our suppliers and through financial derivatives. To the extent that we are unable to offset the increased commodity costs in our product prices, our results would be materially and adversely affected. As of December 31, 2024, we had $15.0 million in raw material purchase commitments through December 2025 for materials that will be used in the production process, as compared to $35.7 million as of December 31, 2023. The decrease from the prior year is primarily attributable to lower backlog and a reduction in the use of fixed price contracts. As of December 31, 2024, a hypothetical ten percent change in commodity prices based on our raw material purchase commitments through December 2025 would result in a corresponding change in cost of goods sold over a one-year period of approximately $1.5 million. This sensitivity analysis does not account for the change in the competitive environment indirectly related to the change in commodity prices and the potential managerial action taken in response to these changes.

Interest Rates

As of December 31, 2024, we had no floating rate debt outstanding under our Revolving Facility. The only other outstanding debt on our Consolidated Balance Sheets as of December 31, 2024 were the Senior Notes, which carry a fixed interest rate of 4.50%. Based on the current borrowings under our Revolving Facility, a hypothetical 100 basis-point change in the floating interest rate would result in no corresponding change in interest expense over a one-year period. This sensitivity analysis does not account for the change in the competitive environment indirectly related to the change in interest rates and the potential managerial action taken in response to these changes.

Foreign Exchange Rates

We are subject to fluctuations in the Mexican peso exchange rates that impact transactions with our foreign subsidiaries, as well as U.S. denominated transactions between these foreign subsidiaries and unrelated parties. A ten percent change in the Mexican peso exchange rates would have an immaterial impact on our results of operations. We do not hold or issue derivative financial instruments for speculative purposes.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

To the Shareholders and the Board of Directors of Wabash National Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wabash National Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

	Valuation of Goodwill
Description of the Matter	At December 31, 2024, the Company's goodwill was $188.4 million. As discussed in Note 2 to the consolidated financial statements, goodwill is tested for impairment at the reporting unit level at least annually or whenever events or changes in circumstances indicate its carrying value may not be recoverable. Management first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.
	Auditing management's quantitative goodwill impairment tests was complex and highly judgmental due to the significant estimation required to determine the fair values of the reporting units. In particular, the fair value estimates were sensitive to significant assumptions, such as changes in EBITDA margins and discount rates, which are affected by expectations about future market or economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment testing process, including controls over management's review of the significant data and assumptions described above.

Annual Report

To test the estimated fair values of the Company's reporting units, we performed audit procedures that included, among others, assessing methodologies, testing the significant assumptions discussed above used to develop the prospective financial information, and testing the underlying data used by the Company in its analysis. We compared the prospective financial information developed by management to the historical performance of each reporting unit as well as current industry and economic trends and evaluated the expected impacts of the Company's operating strategies and initiatives on the significant assumptions. In addition, we tested management's reconciliation of the fair value of the reporting units to the market capitalization of the Company. We involved our internal valuation specialists to assist in our evaluation of the methodologies used by the Company, the discount rate assumptions and the calculations of each reporting unit's fair value.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Indianapolis, Indiana

February 18, 2025

	December 31,	
	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 115,484	$ 179,271
Accounts receivable, net	143,946	182,990
Inventories, net	258,825	267,635
Prepaid expenses and other	76,233	51,457
Total current assets	594,488	681,353
Property, plant, and equipment, net	339,247	325,444
Deferred income taxes	94,873	—
Goodwill	188,441	188,409
Intangible assets, net	74,445	86,418
Investment in unconsolidated entities	7,250	1,647
Other assets	112,785	79,543
Total assets	$ 1,411,529	$ 1,362,814
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ —	$ —
Accounts payable	146,738	156,608
Other accrued liabilities	161,671	195,601
Total current liabilities	308,409	352,209
Long-term debt	397,142	396,465
Deferred income taxes	—	17,013
Other non-current liabilities	516,152	47,028
Total liabilities	1,221,703	812,715
Commitments and contingencies		
Noncontrolling interest	996	603
Wabash National Corporation stockholders' equity:		
Common stock, $0.01 par value: 200,000,000 shares authorized; 42,882,308 and 45,393,260 shares outstanding, respectively	781	774
Additional paid-in capital	689,216	677,886
Retained earnings	105,633	403,923
Accumulated other comprehensive loss	(3,229)	(428)
Treasury stock, at cost: 35,253,489 and 32,128,755 common shares, respectively	(603,571)	(532,659)
Total Wabash National Corporation stockholders' equity	188,830	549,496
Total liabilities, noncontrolling interest, and equity	$ 1,411,529	$ 1,362,814

The accompanying notes are an integral part of these Consolidated Statements.

Annual Report

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

		Year Ended December 31,				
		2024		**2023**		**2022**
Net sales	$	1,946,740	$	2,536,500	$	2,502,129
Cost of sales		1,681,668		2,038,313		2,179,438
Gross profit		265,072		498,187		322,691
General and administrative expenses		580,684		146,658		113,083
Selling expenses		28,035		26,532		27,070
Amortization of intangible assets		11,973		12,813		15,211
Impairment and other, net		484		235		685
(Loss) income from operations		(356,104)		311,949		166,642
Other income (expense):						
Interest expense		(19,839)		(19,854)		(20,525)
Other, net		5,434		3,393		318
Other expense, net		(14,405)		(16,461)		(20,207)
Loss from unconsolidated entity		(6,089)		(803)		—
(Loss) income before income tax expense		(376,598)		294,685		146,435
Income tax (benefit) expense		(93,523)		62,830		33,665
Net (loss) income		(283,075)		231,855		112,770
Net income attributable to noncontrolling interest		996		603		512
Net (loss) income attributable to common stockholders	$	(284,071)	$	231,252	$	112,258
Net (loss) income attributable to common stockholders per share:						
Basic	$	(6.40)	$	4.92	$	2.31
Diluted	$	(6.40)	$	4.81	$	2.25
Weighted average common shares outstanding (in thousands):						
Basic		44,359		47,011		48,626
Diluted		44,359		48,030		49,881
Dividends declared per share	$	0.32	$	0.32	$	0.32

The accompanying notes are an integral part of these Consolidated Statements.

	Year Ended December 31,		
	2024	**2023**	**2022**
Net (loss) income	$ (283,075)	$ 231,855	$ 112,770
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustment	(2,183)	975	198
Unrealized loss on derivative instruments	(618)	(521)	(1,939)
Total other comprehensive (loss) income	(2,801)	454	(1,741)
Comprehensive (loss) income	(285,876)	232,309	111,029
Comprehensive income attributable to noncontrolling interest	996	—	—
Comprehensive (loss) income attributable to common stockholders	$ (286,872)	$ 232,309	$ 111,029

The accompanying notes are an integral part of these Consolidated Statements.

Annual Report

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
	Shares	Amount					
Balances at December 31, 2021	48,954,482	$ 759	$ 653,978	$ 92,111	$ 859	$ (422,168)	$ 325,539
Net income attributable to common stockholders for the year				112,258			112,258
Foreign currency translation					198		198
Stock-based compensation	298,458	5	9,741				9,746
Stock repurchase	(1,761,339)					(34,285)	(34,285)
Common stock dividends				(16,128)			(16,128)
Unrealized loss on derivative instruments, net of tax					(1,939)		(1,939)
Common stock issued in connection with:							
Stock option exercises	184,195	2	2,222				2,224
Balances at December 31, 2022	47,675,796	$ 766	$ 665,941	$ 188,241	$ (882)	$ (456,453)	$ 397,613
Net income attributable to common stockholders for the year				231,252			231,252
Foreign currency translation					975		975
Stock-based compensation	516,747	8	11,790				11,798
Stock repurchase	(2,810,716)					(76,206)	(76,206)
Common stock dividends				(15,570)			(15,570)
Unrealized loss on derivative instruments, net of tax					(521)		(521)
Common stock issued in connection with:							
Stock option exercises	11,433		155				155
Balances at December 31, 2023	45,393,260	$ 774	$ 677,886	$ 403,923	$ (428)	$ (532,659)	$ 549,496
Net loss attributable to common stockholders for the year				(284,071)			(284,071)
Foreign currency translation					(2,183)		(2,183)
Stock-based compensation	359,674	7	11,302				11,309
Stock repurchase	(2,872,626)					(70,912)	(70,912)
Common stock dividends				(14,219)			(14,219)
Unrealized loss on derivative instruments, net of tax					(618)		(618)
Common stock issued in connection with:							
Stock option exercises	2,000		28				28
Balances at December 31, 2024	42,882,308	$ 781	$ 689,216	$ 105,633	$ (3,229)	$ (603,571)	$ 188,830

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

		Year Ended December 31,				
		2024		2023		2022
Cash flows from operating activities:						
Net (loss) income	$	(283,075)	$	231,855	$	112,770
Adjustments to reconcile net (loss) income to net cash provided by operating activities:						
Depreciation		45,012		32,507		31,758
Amortization of intangibles		11,973		12,813		15,211
Net (gain) loss on sale of property, plant and equipment and business divestiture		(493)		235		(635)
Deferred income taxes		(111,683)		(13,459)		(7,614)
Stock-based compensation		11,309		11,799		9,746
Non-cash interest expense		962		946		868
Equity in loss of unconsolidated entity		6,089		803		—
Impairment		994		—		1,339
Accounts receivable		39,044		72,587		(79,066)
Inventories		8,810		(23,765)		(6,249)
Prepaid expenses and other		4,020		(10,727)		1,069
Accounts payable and accrued liabilities		(68,687)		5,775		46,085
Other, net		452,997		(1,763)		(1,198)
Net cash provided by operating activities		117,272		319,606		124,084
Cash flows from investing activities:						
Cash payments for capital expenditures		(72,188)		(98,093)		(57,086)
Expenditures for revenue generating assets		(6,948)		(5,650)		—
Proceeds from sale of assets and business divestiture		4,448		154		1,781
Investment in unconsolidated entities		(20,100)		(2,450)		—
Net cash used in investing activities		(94,788)		(106,039)		(55,305)
Cash flows from financing activities:						
Proceeds from exercise of stock options		28		155		2,224
Dividends paid		(14,779)		(15,861)		(16,020)
Borrowings under revolving credit facilities		884		104,199		97,549
Payments under revolving credit facilities		(884)		(104,199)		(130,584)
Principal payments under finance lease obligations		—		—		(59)
Debt issuance costs paid		(5)		(117)		(1,137)
Stock repurchases		(70,912)		(76,206)		(34,285)
Distribution to noncontrolling interest		(603)		(512)		—
Net cash used in financing activities		(86,271)		(92,541)		(82,312)
Cash, cash equivalents, and restricted cash:						
Net (decrease) increase in cash, cash equivalents, and restricted cash		(63,787)		121,026		(13,533)
Cash, cash equivalents, and restricted cash at beginning of period		179,271		58,245		71,778
Cash, cash equivalents, and restricted cash at end of period	$	115,484	$	179,271	$	58,245
Supplemental disclosures of cash flow information:						
Cash paid for interest	$	18,786	$	18,938	$	20,131
Net cash paid for income taxes	$	29,831	$	82,589	$	18,333
Period end balance of payables for property, plant, and equipment	$	5,915	$	11,662	$	18,809

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

Wabash National Corporation, which we refer to herein as "Wabash," the "Company," "us," "we," or "our," is Changing How the World Reaches You®. Wabash was founded in 1985 and incorporated as a corporation in Delaware in 1991, with its principal executive offices in Lafayette, Indiana, as a dry van trailer manufacturer. Today we combine physical and digital technologies to deliver innovative, end-to-end solutions that optimize supply chains across transportation, logistics, and infrastructure markets.

To that end, we design and manufacture a diverse range of products supporting first-to-final mile operations, including dry freight and refrigerated trailers, platform trailers, tank trailers, dry and refrigerated truck bodies, structural composite panels, and specialty food grade processing equipment. In addition, through the Wabash Marketplace and Wabash Parts, customers gain access to a nationwide parts and service network, Trailers as a Service (TaaS)^{SM}, and advanced tools designed to streamline operations and drive growth. We have achieved this diversification through acquisitions, organic growth, and product innovation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The consolidated financial statements reflect the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

Reclassifications. Certain prior period amounts have been reclassified to conform to the current year presentation.

Use of Estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that directly affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the time of purchase.

Accounts Receivable. Accounts receivable are shown net of expected losses and primarily include trade receivables. The Company records expected losses for customers based upon a variety of factors including the Company's historical collection experience, the length of time the account has been outstanding, and the financial condition of the customer. If the circumstances related to specific customers were to change, the Company's estimates of expected losses with respect to the collectability of the related accounts could be further adjusted. The Company's policy is to write-off receivables when they are determined to be uncollectible. Expected losses are charged to *General and administrative expenses* and *Selling expenses* in the Consolidated Statements of Operations. The following table presents the changes in expected losses (in thousands):

| | Years ended December 31, | | |
	2024	2023	2022
Balance at beginning of year	$ 1,079	$ 428	$ 429
Expected losses	381	651	179
Write-offs, net of recoveries	(58)	—	(180)
Balance at end of year	$ 1,402	$ 1,079	$ 428

Inventories. Inventories are stated at the lower of cost, determined on either the first-in, first-out or average cost method, or net realizable value. The cost of manufactured inventory includes raw material, labor and overhead.

Prepaid Expenses and Other. Prepaid expenses and other as of December 31, 2024 and 2023 consists of the following (in thousands):

	December 31,			
	2024		**2023**	
Chassis converter pool agreements	$	57,109	$	27,312
Income tax receivables		10,269		11,840
Insurance premiums & maintenance/subscription agreements		5,595		5,899
Commodity swap contracts		163		1,511
All other		3,097		4,895
	$	76,233	$	51,457

Chassis converter pool agreements represent chassis transferred to the Company on a restricted basis by the manufacturer, who retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales to the manufacturer's dealers. As further described in Note 11, commodity swap contracts relate to our hedging activities (that are in an asset position) to mitigate the risks associated with fluctuations in commodity prices. Insurance premiums and maintenance/subscription agreements are charged to expense over the contractual life, which is generally one year or less. Other items primarily consist of investments held by the Company's captive insurance subsidiary and other various prepaid and other assets. As of December 31, 2024 and 2023, there was no restricted cash included in prepaid expenses and other current assets.

Property, Plant, and Equipment. Property, plant, and equipment are recorded at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, while expenditures that extend the useful life of an asset are capitalized. Depreciation is recorded using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives are up to 33 years for buildings and building improvements and range from three to ten years for machinery and equipment.

Goodwill. Goodwill represents the excess purchase price over fair value of the net assets acquired. The Company determines its reporting units at the individual operating segment level, or one level below, when there is discrete financial information available that is regularly reviewed by segment management for evaluating operating results. The Company reviews goodwill for impairment, at the reporting unit level, annually on October 1 and whenever events or changes in circumstances indicate its carrying value may not be recoverable. In accordance with ASC 350, *Intangibles - Goodwill and Other*, goodwill is reviewed for impairment utilizing either a qualitative assessment or a quantitative process.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An entity has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative impairment test, which is the option the Company has historically chosen.

For reporting units in which the Company performs the quantitative analysis, the Company compares the carrying value, including goodwill, of each reporting unit with its estimated fair value. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is greater than the fair value, the difference is recognized as an impairment loss charged to the reporting unit. After an impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis.

As of December 31, 2024, goodwill allocated to the Transportation Solutions ("TS") and Parts & Services ("P&S") segments was approximately $120.5 million and $67.9 million, respectively.

Long-Lived Assets. Long-lived assets, consisting primarily of intangible assets and property, plant, and equipment, are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be recoverable. Specifically, this process involves comparing an asset's carrying value to the estimated undiscounted future cash flows the asset is expected to generate over its remaining life. If this process were to result in the conclusion that the carrying value of a long-lived asset would not be recoverable, a write-down of the asset to fair value would be recorded through a charge to operations. Fair value is determined based upon discounted cash flows or appraisals as appropriate.

Other Assets. The Company capitalizes the cost of computer software developed or obtained for internal use. Capitalized software is amortized using the straight-line method over three to seven years. As of December 31, 2024 and 2023, the Company had software costs, net of amortization, of $9.9 million and $8.0 million, respectively. Amortization expense for 2024, 2023, and 2022 was $3.4 million, $1.9 million, and $1.8 million, respectively.

Warranties. The Company offers a limited warranty for its products with a coverage period that ranges between one and five years, except that the coverage period for DuraPlate® trailer panels is ten years. The Company passes through component manufacturers' warranties to our customers. The Company's policy is to accrue the estimated cost of warranty coverage at the time of the sale.

The following table presents the changes in the product warranty accrual included in *Other accrued liabilities* (in thousands):

	2024	2023
Balance as of January 1	$ 21,286	$ 22,061
Provision and revisions to estimates	2,581	3,716
Payments	(6,909)	(4,491)
Balance as of December 31	$ 16,958	$ 21,286

Self-Insured Liabilities. The Company is self-insured up to specified limits for medical and workers' compensation coverage. The self-insurance reserves have been recorded to reflect the undiscounted estimated liabilities, including claims incurred but not reported, as well as catastrophic claims as appropriate.

The following table presents the changes in the self-insurance accrual included in *Other accrued liabilities* (in thousands):

	2024	2023
Balance as of January 1	$ 11,311	$ 10,718
Expense	40,511	39,890
Payments	(39,624)	(39,297)
Balance as of December 31	$ 12,198	$ 11,311

Income Taxes. The Company determines its provision or benefit for income taxes under the asset and liability method. The asset and liability method measures the expected tax impact at current enacted rates of future taxable income or deductions resulting from differences in the tax and financial reporting basis of assets and liabilities reflected in the Consolidated Balance Sheets. Future tax benefits of tax losses and credit carryforwards are recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent management determines that it is more-likely-than-not the Company would not realize the value of these assets.

The Company accounts for income tax contingencies by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Used Trailer Trade Commitments. The Company may accept trade-in of used trailers when a customer enters into a contract to purchase a new trailer. However, in the contracts for the sale of the new trailers, there is no commitment to repurchase that trailer or a similar trailer in the future. The Company had no and $0.5 million outstanding trade commitments as of December 31, 2024 and December 31, 2023, respectively. On occasion, the amount of the trade allowance provided for in the used trailer commitments, or cost, may exceed the net realizable value of the underlying used trailer. In these instances, the Company's policy is to recognize the loss related to these commitments at the time the new trailer revenue is recognized. Net realizable value of used trailers is measured considering market sales data for comparable types of trailers.

Concentration of Credit Risk. Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, and customer receivables. We place our cash and cash equivalents with high quality financial institutions. Generally, we do not require collateral or other security to support customer receivables.

Research and Development. Research and development expenses are charged to *Cost of sales* and *General and administrative expenses* in the Consolidated Statements of Operations as incurred and were $8.6 million, $7.5 million, and $5.3 million in 2024, 2023, and 2022, respectively.

3. NEW ACCOUNTING PRONOUNCEMENTS

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. These improvements allow financial statement users to better understand the components of a segment's profit or loss and assess potential future cash flows for each reportable segment and the entity as a whole. The amendments expand a public entity's segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), clarifying when an entity may report one or more additional measures to assess segment performance, requiring enhanced interim disclosures, providing new disclosure requirements for entities with a single reportable segment, and requiring other new disclosures. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard beginning with the current 10-K reported at December 31, 2024.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which is intended to enhance the transparency, decision usefulness and effectiveness of income tax disclosures. The amendments in this ASU require a public entity to disclose a tabular tax rate reconciliation, using both percentages and currency, with specific categories. A public entity is also required to provide a qualitative description of the states and local jurisdictions that make up the majority of the effect of the state and local income tax category and the net amount of income taxes paid, disaggregated by federal, state and foreign taxes and also disaggregated by individual jurisdictions. The amendments also remove certain disclosures that are no longer considered cost beneficial. The amendments are effective prospectively for annual periods beginning after December 15, 2024, and early adoption and retrospective application are permitted. Although the ASU only modifies the Company's required income tax disclosures, the Company is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure of the nature of expenses included in the consolidated financial statements. The effective date of this ASU is for annual periods beginning after December 15, 2026. The Company is evaluating the effect this guidance will have on the consolidated financial statements.

4. REVENUE RECOGNITION

The Company recognizes revenue from the sale of its products when obligations under the terms of a contract with our customers are satisfied; this occurs with the transfer of control of our products and replacement parts or throughout the completion of service work. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring promised goods or services to a customer and excludes all taxes collected from the customer. Shipping and handling fees are included in *Net sales* and the associated costs are included in *Cost of sales* in the Consolidated Statements of Operations. For shipping and handling costs that take place after the transfer of control, the Company applies the practical expedient and treats it as a fulfillment cost. Incidental items that are immaterial in the context of the contract are recognized as expense.

The Company has identified three separate and distinct performance obligations: (1) the sale of a trailer or equipment, (2) the sale of replacement parts, and (3) service work. For trailer, truck body, equipment, and replacement part sales, control is transferred and revenue is recognized from the sale upon shipment to or pick up by the customer in accordance with the contract terms. The Company does not have any material extended payment terms as payment is received shortly after the point of sale. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company does have customers who pay for the product prior to the transfer of control, which is recorded as customer deposits in *Other accrued liabilities* as shown in Note 9. Customer deposits are recognized as revenue when the Company performs its obligations under the contract and transfers control of the product.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and Related Annual Impairment Assessments

As of December 31, 2024, goodwill allocated to the Transportation Solutions ("TS") and Parts & Services ("P&S") segments was approximately $120.5 million and $67.9 million, respectively.

Annual Report

For the 2024 annual goodwill impairment test conducted as of October 1st, 2024, the Company chose to use a quantitative assessment to determine if it was more likely than not that the fair value of the TS and P&S reporting units were less than their respective carrying amounts. In accordance with the relevant accounting guidance, in order to perform the quantitative assessment, the Company considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, and future operating plans. Based on the analysis of the factors and considerations described above, the Company concluded that it was more likely than not that the fair value of each reporting unit continued to be greater than the respective carrying value. Therefore, no impairment charges were recorded.

During the fourth quarters of 2023 and 2022, the Company completed its annual goodwill impairment test using the qualitative assessment. Based on all assessments performed, the Company believed it was more likely than not that the fair value of its reporting units were greater than their carrying amount and no additional impairment of goodwill was recognized.

For the years ended December 31, 2024, 2023, and 2022, the changes in the carrying amounts of goodwill were as follows (in thousands):

	Transportation Solutions	Parts & Services	Total
Balance at December 31, 2022			
Goodwill	$ 188,759	$ 108,075	$ 296,834
Accumulated impairment losses	(68,257)	(40,143)	(108,400)
Net balance at December 31, 2022	120,502	67,932	188,434
Effects of foreign currency	(16)	(9)	(25)
Balance at December 31, 2023			
Goodwill	188,743	108,066	296,809
Accumulated impairment losses	(68,257)	(40,143)	(108,400)
Net balance as of December 31, 2023	120,486	67,923	188,409
Effects of foreign currency	20	12	32
Balance as of December 31, 2024			
Goodwill	188,763	108,078	296,841
Accumulated impairment losses	(68,257)	(40,143)	(108,400)
Net balance as of December 31, 2024	$ 120,506	$ 67,935	$ 188,441

Intangible Assets

Intangible asset amortization expense was $12.0 million, $12.8 million, and $15.2 million for 2024, 2023, and 2022, respectively. Annual intangible asset amortization expense for the next 5 fiscal years is estimated to be $11.2 million in 2025; $10.7 million in 2026; $10.1 million in 2027; $9.7 million in 2028; and $9.3 million in 2029.

As of December 31, 2024, the balances of intangible assets, other than goodwill, were as follows (in thousands):

	Weighted Average Amortization Period	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Customer relationships	13 years	$ 270,016	$ (195,571)	$ 74,445
Technology	12 years	11,708	(11,708)	—
Total		$ 281,724	$ (207,279)	$ 74,445

As of December 31, 2023, the balances of intangible assets, other than goodwill, were as follows (in thousands):

	Weighted Average Amortization Period	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Customer relationships	13 years	$ 270,016	$ (183,923)	$ 86,093
Technology	12 years	11,708	(11,383)	325
Total		$ 281,724	$ (195,306)	$ 86,418

6. NONCONTROLLING INTEREST, VARIABLE INTEREST ENTITIES ("VIEs") AND INVESTMENTS

VIEs & Consolidation

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the variable interest model (the "VIE model") or the voting interest model (the "VOE model").

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Company considers all the facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the VIE's economic performance and identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (typically management and representation on the board of directors as well as control of the overall strategic direction of the entity) and have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Company considers all of its economic interests, which primarily include the obligation to absorb losses or fund expenditures or losses (if needed), that are deemed to be variable interests in the VIE. This assessment requires the Company to apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing the significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE's capital structure; and the reasons why the interests are held by the Company.

At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances. The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with the applicable GAAP.

Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights. The Company has no entities consolidated under the VOE model.

At each reporting period, the Company reassesses whether it remains the primary beneficiary for VIEs consolidated under the VIE model.

If the Company concludes it is not the primary beneficiary of a VIE, the Company evaluates whether it has the ability to exercise significant influence over operating and financial policies of the entity requiring the equity method of accounting. The Company's judgment regarding the level of influence over an equity method investment includes, but is not limited to, considering key factors such as the Company's ownership interest (generally represented by ownership of at least 20 percent but not more than 50 percent), representation on the board of directors, participation in policy-making decisions, technological dependency, and material intercompany transactions. Generally, under the equity method, investments are recorded at cost and subsequently adjusted by the Company's share of equity in income or losses after the date of the initial investment. Equity in income or losses is recorded according to the Company's level of ownership; if losses accumulate, the Company records its share of losses until the investment has been fully depleted. If the Company's investment has been fully depleted, the Company recognizes additional losses only when it is committed to providing further financial support. Dividends received from equity method investees reduce the amount of the Company's investment when received and do not impact the Company's earnings. The Company evaluates its equity method investments for an other-than-temporary impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Linq Venture Holdings LLC

During the fourth quarter of 2023, the Company continued to unify and expand its parts and services capabilities and ecosystem by executing an agreement with a partner to create a new legal entity (Linq Venture Holdings LLC, "Linq"). Linq aims to develop and scale a digital marketplace for the transportation and logistics distribution industry. It intends to serve as the digital channel for marketing Wabash equipment and parts & services, as well as non-Wabash parts & services, in a digital marketplace format to end-customers and dealers.

The Company holds 49% ownership of the membership units in Linq, while its partner holds 51%. Initial capital contributions to Linq were made in proportion to these respective ownership interests, with the Company contributing approximately $2.5 million and its partner contributing approximately $2.6 million. At formation, Linq had no debt or other financial obligations beyond typical operating expenses. Creditors of Linq do not have recourse to the general credit of the Company. The operating agreement requires excess cash distributions, as defined in the agreement, to be made no later than 30 days after the end of the second and fourth quarters of each year, in proportion to the respective ownership interests.

The operating agreement provides the Company's partner with put rights that would require the Company to purchase its partner's interest in Linq. In addition, the operating agreement provides the Company with call rights that would allow it to purchase its partner's interest in Linq. These put and call rights vary depending upon when they may be exercised, which is generally from formation of Linq up to and including the seven-year anniversary of formation. Upon receiving notice that the Company's partner has exercised the put right or the Company has exercised the call right, a valuation will occur as stipulated within the operating agreement. Generally, the valuation stipulated within the operating agreement is materially equivalent to a fair value calculation. Such put and call rights have not been exercised by the Company's partner or the Company as of the current period end date.

Because Linq does not have sufficient equity at risk to permit it to carry on its activities without additional financial support, the Company concluded that Linq is a VIE. The Company has the ability to significantly influence the activities of Linq through minority representation on the Board of Directors as well as through participation in certain management and strategic decisions of Linq. The Company's partner is responsible for the overall development and management of the digital marketplace, the primary purpose for which Linq was formed. Both the Company and its partner are required to provide funding to Linq if needed.

As part of Linq's formation, the Company executed a credit agreement with Linq, providing a $10.0 million revolving line of credit (the "Wabash Note") with a 7% simple accrued interest rate, paid quarterly. During the fourth quarter of 2024, an additional $15.0 million Wabash Note was approved by the Board of Directors, increasing the revolving line of credit to $25.0 million. The commitment under the Wabash Note may be increased to $35.0 million, subject to the approval of the Board of Directors as stipulated in the operating agreement. In the year ended December 31, 2024, $11.1 million was borrowed and remains outstanding under the two Wabash Notes. As of and through the year-ended December 31, 2023, there were no amounts borrowed under the Wabash Note. Interest income resulting from the Wabash Notes for the years ended December 31, 2024 and December 31, 2023 was $0.4 million and zero, respectively. The Company does not provide financial or other support to Linq that it was not contractually obligated to provide.

Given the facts and circumstances specific to Linq, the Company concluded that it is not the primary beneficiary of this VIE. However, the Company has the ability to exercise significant influence over the operating and financial policies of Linq. The Company's maximum exposure to loss in this unconsolidated VIE is limited to the Company's initial capital contribution and any amounts borrowed under the Wabash Note. The partner's put right does not have a standalone value as it based upon a fair value calculation when exercised, as stipulated in the operating agreement.

The Company's equity method investment in Linq is recorded in Investment in unconsolidated entities on its Consolidated Balance Sheets. Any amounts borrowed under the Wabash Note are recorded in *Other assets* on the Company's Consolidated Balance Sheets. Linq is considered operationally integral. The Company's share of the results from its equity method investment is included in *Loss from unconsolidated entity* in the Consolidated Statements of Operations.

Amounts recorded related to Linq are as follows (in thousands):

	December 31, 2024		December 31, 2023	
Balance at January 1	$	1,647	$	—
Loss from unconsolidated entity		(1,486)		—
Balance at March 31		161		—
Loss from unconsolidated entity		(1,415)		—
Equity deficit applied to note [1]		1,254		—
Balance at June 30		—		—
Loss from unconsolidated entity		(1,676)		—
Equity deficit applied to note [1]		1,676		—
Balance at September 30		—		—
Initial investment in unconsolidated entity		—		2,450
Loss from unconsolidated entity		(1,512)		(803)
Equity deficit applied to note [1]		1,512		—
Balance at December 31	$	—	$	1,647

[1] As the Company is not required to advance additional funds to Linq, excess losses beyond its initial investment have been recorded against the basis of its other investments in Linq, which is comprised of the loan receivable for amounts borrowed under the Wabash Notes.

Wabash Parts LLC

During the second quarter of 2022, the Company unified and expanded its parts and distribution capabilities by executing an agreement with a partner to create a new legal entity (Wabash Parts LLC, "WP") to operate a parts and services distribution platform. The Company holds 50% ownership in WP while its partner holds the remaining 50%. Initial capital contributions were insignificant. WP has no debt or other financial obligations other than typical operating expenses and costs. Creditors of WP do not have recourse to the general credit of the Company. The operating agreement requires excess cash distributions, as defined in the agreement, no later than 30 days after the end of the second and fourth quarters of each year in proportion to the respective ownership interests.

The operating agreement provides the Company's partner with a put right that would require the Company to purchase its partner's interest in WP. Upon receiving notice that the Company's partner has exercised the put right, a valuation will occur as stipulated within the operating agreement. Such put right has not been exercised by the Company's partner and is therefore not mandatorily redeemable as of the current period end date, however the existence of the put right that is beyond the Company's control requires the noncontrolling interest to be presented in the temporary equity section of the Company's Consolidated Balance Sheets.

Because the entity does not have sufficient equity at risk to permit it to carry on its activities without additional financial support, the Company concluded that WP is a VIE. The Company has the power to direct the activities of WP through majority representation on the Board of Directors as well as control related to the management and overall strategic direction of the entity. In addition, the Company has the obligation to absorb the benefits and losses of WP that could potentially be significant to the entity. The Company also has a requirement to provide funding to the entity if needed. Given the facts and circumstances specific to WP, the Company concluded that it is the primary beneficiary and, as such, is required to consolidate the entity. WP's results of operations are included in the Parts & Services operating and reportable segment. Through December 31, 2024, the Company did not provide financial or other support to this VIE that it was not contractually obligated to provide. As of December 31, 2024, the Company does not have any obligations to provide financial support to WP.

The following table presents the assets and liabilities of the WP VIE consolidated on the Company's Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 4,131	$ 3,020
Accounts receivable, net	2,013	1,540
Inventories, net	30	85
Prepaid expenses and other	7	68
Total current assets	6,181	4,713
Property, plant, and equipment, net	—	—
Other assets	277	543
Total assets	$ 6,458	$ 5,256
Liabilities		
Current liabilities:		
Accounts payable	$ 4,437	$ 4,024
Other accrued liabilities	29	26
Total current liabilities	4,466	4,050
Other non-current liabilities	—	—
Total liabilities	$ 4,466	$ 4,050

The following table is a rollforward of activities in the Company's noncontrolling interest (in thousands):

	2024	2023	2022
Balance at January 1	$ 603	$ 512	$ —
Net income attributable to noncontrolling interest	996	603	512
Other comprehensive income (loss)	—	—	—
Distributions declared to noncontrolling interest	(603)	(512)	—
Balance at December 31	$ 996	$ 603	$ 512

UpLabs Ventures, LLC

During the third quarter of 2024, the Company established a collaborative framework with UpLabs Ventures, LLC to identify, design, incubate, develop, and launch new businesses (Portfolio Companies) in the mobility and digital solutions sector. This partnership aims to leverage the strengths of both parties to create innovative solutions and new market opportunities. The agreement includes detailed provisions for investment, equity sharing, intellectual property, revenue recognition, indemnification, purchase options, governance, and terminations, ensuring a structured and mutually beneficial partnership.

The Company's initial capital investment in the fourth quarter of 2024, was $6.0 million to launch venture labs aimed at providing solutions that optimize customer end-to-end supply chains across transportation, logistics and infrastructure markets. The $6.0 million nonrefundable investment covers the first contract year. The cost method investment is recorded in *Other assets* on the Company's Consolidated Balance Sheets.

Additionally, for each contract year of the collaboration during the term, the Company will pay fees in the amount of 2% of the investment amount, inclusive of any inflation adjustments and expenses of $0.5 million, subject to equivalent upward inflation adjustment based on the Consumer Price Index, compounded annually. The Company paid a total of $0.6 million in investment fees in the fourth quarter of 2024 to cover the first contract year.

Trailerhawk.AI, LLC

During 2024, the Company made a $3.0 million investment in the form of convertible promissory notes carrying a simple interest rate of 8% per annum with Trailerhawk.ai, LLC, a newly formed, entity wholly owned by Loadsmith Holding Corporation. Trailerhawk is an innovation leader leveraging AI and telematics to create digital solutions that allow customers to protect trailer and cargo through the logistics chain. This investment is synergistic with our recurring revenue initiatives, particularly for our Linq Venture Holdings, LLC and TaaS offerings. $3.0 million remains outstanding under the notes at December 31, 2024. Interest income resulting from the Wabash Notes for the year ended December 31, 2024 was $0.1 million. The investments were recorded in *Other assets* on the Company's Consolidated Balance Sheets.

7. INVENTORIES

Inventories, net of reserves, consist of the following (in thousands):

		December 31,		
		2024		**2023**
Raw materials and components	$	134,975	$	156,314
Finished goods		92,662		86,586
Work in progress		15,984		14,102
Used trailers		7,514		3,370
Aftermarket parts		7,690		7,263
	$	258,825	$	267,635

8. PROPERTY, PLANT, AND EQUIPMENT

Depreciation expense on property, plant, and equipment, which is recorded in *Cost of sales* and *General and administrative expenses* in the Consolidated Statements of Operations, as appropriate, was $45.0 million, $32.5 million, and $31.8 million in 2024, 2023, and 2022, respectively, and includes depreciation of assets recorded in connection with the Company's finance lease agreement (which ended during the first quarter of 2022, at which point the property, plant, and equipment assets were legally owned by the Company).

See Note 21 for information related to property, plant, and equipment sales and impairment charges.

Property, plant, and equipment, net consist of the following (in thousands):

		December 31,		
		2024		**2023**
Land	$	41,676	$	42,494
Buildings and building improvements		167,384		159,046
Machinery and equipment		484,390		416,477
Construction in progress		25,098		52,417
		718,548		670,434
Less: accumulated depreciation		(379,301)		(344,990)
	$	339,247	$	325,444

9. OTHER ACCRUED LIABILITIES

The following table presents the major components of *Other accrued liabilities* (in thousands):

	December 31,		
	2024		2023
Customer deposits	$	31,029	$ 45,586
Chassis converter pool agreements		57,109	27,312
Warranty		16,958	21,286
Payroll and related taxes		12,931	40,265
Self-insurance		12,198	11,311
Accrued interest		3,818	3,817
Operating lease obligations		11,782	9,049
Accrued taxes		6,572	24,662
All other		9,274	12,313
	$	161,671	$ 195,601

10. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31, 2024		December 31, 2023
Senior Notes	$	400,000	$ 400,000
Revolving Credit Agreement		—	—
		400,000	400,000
Less: unamortized discount and fees		(2,858)	(3,535)
Less: current portion		—	—
	$	397,142	$ 396,465

Senior Notes

On October 6, 2021, the Company closed on an offering of $400 million in aggregate principal amount of its 4.50% unsecured Senior Notes (the "Senior Notes"). The Senior Notes were issued pursuant to an indenture dated as of October 6, 2021, by and among the Company, certain subsidiary guarantors named therein (the "Guarantors") and Wells Fargo Bank, National Association, as trustee (the "Indenture"). The Senior Notes bear interest at the rate of 4.50% and pay interest semi-annually in cash in arrears on April 15 and October 15 of each year. The Senior Notes will mature on October 15, 2028. At any time prior to October 15, 2024, the Company may redeem some or all of the Senior Notes for cash at a redemption price equal to 100% of the aggregate principal amount of the Senior Notes being redeemed plus an applicable make-whole premium set forth in the Indenture and accrued and unpaid interest to, but not including, the redemption date.

Prior to October 15, 2024, the Company may redeem up to 40% of the Senior Notes at a redemption price of 104.500% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date, with the proceeds of certain equity offerings, provided that after any such redemption, at least 60% of the aggregate principal amount of the Senior Notes remain outstanding. On and after October 15, 2024, the Company may redeem some or all of the Senior Notes at redemption prices (expressed as percentages of principal amount) equal to 102.250% for the twelve-month period beginning on October 15, 2024, 101.125% for the twelve-month period beginning October 15, 2025 and 100.000% beginning on October 15, 2026, plus accrued and unpaid interest to, but not including, the redemption date. Upon the occurrence of a Change of Control (as defined in the Indenture), unless the Company has exercised its optional redemption right in respect of the Senior Notes, the holders of the Senior Notes will have the right to require the Company to repurchase all or a portion of the Senior Notes at a price equal to 101% of the aggregate principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the date of repurchase.

The Senior Notes are guaranteed on a senior unsecured basis by all direct and indirect existing and future domestic restricted subsidiaries, subject to certain restrictions. The Senior Notes and related guarantees are the Company's and the Guarantors' general unsecured senior obligations and will be subordinated to all of the Company and the Guarantors' existing and future secured debt to the extent of the assets securing that secured obligation. In addition, the Senior Notes are structurally subordinated to any existing and future debt of any of the Company's subsidiaries that are not Guarantors, to the extent of the assets of those subsidiaries.

Subject to a number of exceptions and qualifications, the Indenture restricts the Company's ability and the ability of certain of its subsidiaries to: (i) incur additional indebtedness; (ii) pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock or with respect to any other interest or participation in, or measured by, its profits; (iii) make loans and certain investments; (iv) sell assets; (v) create or incur liens; (vi) enter into transactions with affiliates; and (vii) consolidate, merge or sell all or substantially all of its assets. These covenants are subject to a number of important exceptions and qualifications.

During any time when the Senior Notes are rated investment grade by at least two of Moody's, Fitch and Standard & Poor's Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, many of such covenants will be suspended and the Company and its subsidiaries will cease to be subject to such covenants during such period.

The Indenture contains customary events of default, including payment defaults, breaches of covenants, failure to pay certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs and is continuing, the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs. As of December 31, 2024, the Company was in compliance with all covenants.

Contractual coupon interest expense and accretion of fees for the Senior Notes for the years ended December 31, 2024, 2023 and 2022 were $18.0 million and $0.7 million, $18.0 million and $0.6 million, and $18.0 million and $0.6 million, respectively. Contractual coupon interest expense and accretion of discount and fees are included in *Interest expense* on the Company's Consolidated Statements of Operations.

Revolving Credit Agreement

On September 23, 2022, the Company entered into the Third Amendment to the Second Amended and Restated Credit Agreement among the Company, certain of its subsidiaries as borrowers (together with the Company, the "Borrowers"), certain of its subsidiaries as guarantors, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the administrative agent (the "Agent"), which amended the Company's existing Second Amended and Restated Credit Agreement, dated as of December 21, 2018 (as amended from time to time, the "Revolving Credit Agreement").

Under the Revolving Credit Agreement, the lenders agree to make available a $350 million revolving credit facility to the Borrowers with a scheduled maturity date of September 23, 2027. The Company has the option to increase the total commitments under the facility by up to an additional $175 million, subject to certain conditions, including obtaining agreements from one or more lenders, whether or not party to the Revolving Credit Agreement, to provide such additional commitments. Availability under the Revolving Credit Agreement is based upon quarterly (or more frequent under certain circumstances) borrowing base certifications of the Borrowers' eligible inventory, eligible leasing inventory and eligible accounts receivable, and is reduced by certain reserves in effect from time to time.

Subject to availability, the Revolving Credit Agreement provides for a letter of credit subfacility in the amount of $25 million, and allows for swingline loans in the amount of $35 million. Outstanding borrowings under the Revolving Credit Agreement bear interest at an annual rate, at the Borrowers' election, equal to (i) adjusted term Secured Overnight Financing Rate plus a margin ranging from 1.25% to 1.75% or (ii) a base rate plus a margin ranging from 0.25% to 0.75%, in each case depending upon the monthly average excess availability under the Revolving Credit Agreement. The Borrowers are required to pay a monthly unused line fee equal to 0.20% times the average daily unused availability along with other customary fees and expenses of the Agent and the lenders.

The Revolving Credit Agreement is guaranteed by certain subsidiaries of the Company (the "Guarantors") and is secured by substantially all personal property of the Borrowers and the Guarantors.

The Revolving Credit Agreement contains customary covenants limiting the ability of the Company and certain of its subsidiaries to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock, enter into transactions with affiliates, merge, dissolve, repay subordinated indebtedness, make investments and dispose of assets. In addition, the Company will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 as of the end of any period of 12 fiscal months when excess availability under the Revolving Credit Agreement is less than the greater of (a) 10% of the lesser of (i) the total revolving commitments and (ii) the borrowing base (such lesser amount, the "Line Cap") and (b) $25 million. As of December 31, 2024, the Company was in compliance with all covenants.

If availability under the Revolving Credit Agreement is less than the greater of (i) 10% of the Line Cap and (ii) $25 million for three consecutive business days, or if there exists an event of default, amounts in any of the Borrowers' and the Guarantors' deposit accounts (other than certain excluded accounts) will be transferred daily into a blocked account held by the Agent and applied to reduce the outstanding amounts under the facility.

The Revolving Credit Agreement contains customary events of default. If an event of default occurs and is continuing, the lenders may, among other things, require the immediate payment of all amounts outstanding and foreclose on collateral. In addition, in the case of an event of default arising from certain events of bankruptcy or insolvency, the lenders' obligations under the Revolving Credit Agreement would automatically terminate, and all amounts outstanding under the Revolving Credit Agreement would automatically become due and payable.

The Company's liquidity position, defined as cash on hand and available borrowing capacity on the Revolving Credit Agreement, amounted to $421.9 million as of December 31, 2024 and $516.1 million as of December 31, 2023. The decrease from the prior year is primarily attributable to a lower cash balance at December 31, 2024, due to a reduction in cash provided by operating activities in 2024 versus 2023

During the year ended December 31, 2024, the Company had payments of principal totaling $0.9 million and borrowings of principal totaling $0.9 million under the Revolving Credit Agreement. As of December 31, 2024, there were no amounts outstanding.

During the year ended December 31, 2023, the Company had payments of principal totaling $104.2 million and borrowings of principal totaling $104.2 million under the Revolving Credit Agreement. As of December 31, 2023, there were no amounts outstanding.

Interest expense under the Revolving Credit Agreement for the years ended December 31, 2024, 2023, and 2022, was approximately $0.8 million, $0.9 million, and $1.7 million, respectively. Interest expense under the Revolving Credit Agreement is included in *Interest expense* on the Company's Consolidated Statements of Operations.

11. FINANCIAL DERIVATIVE INSTRUMENTS

Commodity Pricing Risk

As of December 31, 2024, the Company was party to commodity swap contracts for specific commodities with notional amounts of approximately $15.0 million. The Company uses commodity swap contracts to mitigate the risks associated with fluctuations in commodity prices impacting its cash flows related to inventory purchases from suppliers. The Company does not hedge all commodity price risk.

At inception, the Company designated the commodity swap contracts as cash flow hedges. The contracts mature at specified monthly settlement dates and will be recognized into earnings through December 2025. The effective portion of the hedging transaction is recognized in Accumulated Other Comprehensive Income (Loss) ("AOCI") and transferred to earnings when the forecasted hedged transaction takes place or when the forecasted hedged transaction is no longer probable to occur.

Financial Statement Presentation

As of December 31, 2024 and 2023, the fair value carrying amount of the Company's derivative instruments were recorded as follows (in thousands):

		Asset / (Liability) Derivatives	
	Balance Sheet Caption	December 31, 2024	December 31, 2023
Derivatives designated as hedging instruments			
Commodity swap contracts	Prepaid expenses and other	$ 163	$ 1,511
Commodity swap contracts	Accounts payable and Other accrued liabilities	(299)	(1,045)
Total derivatives designated as hedging instruments		$ (136)	$ 466

The following table summarizes the gain or loss recognized in AOCI as of December 31, 2024 and 2023 and the amounts reclassified from AOCI into earnings for the years ended December 31, 2024, 2023, and 2022 (in thousands):

| | Amount of Gain (Loss) Recognized in AOCI on Derivatives (Effective Portion, net of tax) | | Location of Gain (Loss) Reclassified from AOCI into Earnings (Effective Portion) | Amount of Gain (Loss) Reclassified from AOCI into Earnings | | |
| | | | | Year Ended December 31, | | |
	December 31, 2024	December 31, 2023		2024	2023	2022
Derivatives instruments						
Commodity swap contracts	$ (230)	$ 388	Cost of sales	$ (950)	$ (3,359)	$ 4,887

Within next 12 months, the Company expects to reclassify approximately $0.3 million of pretax deferred losses related to the commodity swap contracts from AOCI to cost of sales as inventory purchases are settled.

12. LEASES

Lessee Activities

The Company records a right-of-use ("ROU") asset and lease liability for substantially all leases for which it is a lessee, in accordance with ASC 842. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for leases on a straight-line basis over the lease term. At inception of a contract, the Company considers all relevant facts and circumstances to assess whether or not the contract represents a lease by determining whether or not the contract conveys the right to control the use of an identified asset, either explicit or implicit, for a period of time in exchange for consideration.

The Company leases certain industrial spaces, office space, land, and equipment. Some leases include one or more options to renew, with renewal terms that can extend the lease term from generally one to 5 years. The exercise of lease renewal options is at the Company's sole discretion, and are included in the lease term only to the extent such renewal options are reasonably certain of being exercised upon lease commencement. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. Leased assets obtained in exchange for new operating lease liabilities during the year ended December 31, 2024 and December 31, 2023 were approximately $13.2 million and $16.6 million, respectively. As of December 31, 2024, obligations related to leases that the Company has executed but have not yet commenced were insignificant.

Leased assets and liabilities included within the Consolidated Balance Sheets consist of the following (in thousands):

	Classification	December 31, 2024	December 31, 2023
Right-of-Use Assets			
Operating	Other assets	$ 36,423	$ 32,219
Total leased ROU assets		$ 36,423	$ 32,219
Liabilities			
Current			
Operating	Other accrued liabilities	$ 11,782	$ 9,049
Noncurrent			
Operating	Non-current liabilities	24,641	23,170
Total lease liabilities		$ 36,423	$ 32,219

Lease costs included in the Consolidated Statements of Operations consist of the following (in thousands):

	Classification	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023
Operating lease cost	Cost of sales, selling expenses, and general and administrative expense	$ 12,096	$ 8,869
Net lease cost		$ 12,096	$ 8,869

Maturity of the Company's lease liabilities for leases that have commenced is as follows (in thousands):

	Operating Leases		Total	
2025	$	13,387	$	13,387
2026		12,293		12,293
2027		7,335		7,335
2028		3,559		3,559
2029		2,112		2,112
Thereafter		1,387		1,387
Total lease payments	$	40,073	$	40,073
Less: interest		3,650		
Present value of lease payments	$	36,423		

As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Remaining lease term and discount rates are as follows:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term (years)		
Operating leases	3.5	3.8
Weighted average discount rate		
Operating leases	5.38 %	4.94 %

Lease costs included in the Consolidated Statements of Cash Flows are as follows (in thousands):

	Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023	
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases	$	12,130	$	8,866

Lessor and Sublessor Activities

The Company leases dry van trailers to customers under full-service lease agreements and operating lease agreements. At the inception of a contract, in accordance with the applicable accounting guidance (ASC 842, *Leases*) the Company considers whether the arrangement contains a lease and, as applicable, performs the required lease classification tests. The Company, as a lessor, has no sales-type or direct financing lease arrangements as of December 31, 2024.

The Company's full-service lease agreements are an integrated service that include lease component amounts related to the use of the trailer, as well as non-lease components for preventative maintenance, certain repairs as defined in the related agreement, and ad valorem taxes. In accordance with the applicable accounting guidance (ASC 842, *Leases*), the Company has elected to combine lease and non-lease components when reporting revenue for the full-service underlying class of leased assets.

Initial lease terms are generally three to five years. Certain of the Company's leases provide customers with renewal options that provide the ability to extend the lease term for a period of generally one to five years. In addition, some leases include options for the customer to purchase the trailers at fair market value, as determined by the Company at or near the end of the lease. The Company's lease agreements generally do not have residual value guarantees nor permit customers to terminate the lease agreements prior to natural expiration. As stipulated in the lease agreements, the Company may receive reimbursements from customers for certain damage or required repairs to the trailers. We expect to derive an immaterial amount from the underlying assets following the end of the respective lease terms.

During the year ended December 31, 2022, the Company entered into sale-leaseback-sublease transactions. Such contracts were entered into in contemplation of each other and are thus recorded on a net basis. The net revenue from these contracts was insignificant for all periods presented but such revenue is included in the tables below.

Certain of the Company's leases and subleases are with a related party—such transactions were at market value and entered into at arm's length.

Lease income is included in *Net sales* on the Company's Consolidated Statements of Operations and is recorded in the P&S operating segment. For the twelve months ended December 31, 2024 and 2023, the Company's lease income consisted of the following components (in thousands):

	Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023	
Operating lease income				
Fixed lease income	$	2,335	$	874
Variable lease income		—		—
Total lease income[1]	$	2,335	$	874

[1] As noted above, net revenue related to subleases was insignificant for all periods presented but such revenue is included in the tables above.

The following table shows the Company's future contractual receipts from noncancelable operating leases for the years ended December 31 as of December 31, 2024 (in thousands):

	Operating Leases[1]	
2025	$	2,061
2026		2,061
2027		1,949
2028		1,567
2029		99
Thereafter		—
Total contractual receipts	$	7,737

[1] The future contractual receipts due under the Company's full-service operating leases include amounts related to preventative maintenance, certain repairs as defined in the related agreements, and ad valorem taxes. Net revenue related to the Company's subleases are also included in the table above.

The leased trailers are recorded on the Company's Consolidated Balance Sheets within *Other assets* at cost, net of accumulated depreciation. Depreciation is recorded using the straightline method over the estimated useful lives of the trailers, which is generally 12 years. Revenue generating assets, net consists of the following (in thousands):

	December 31, 2024		December 31, 2023	
Revenue generating assets	$	7,457	$	5,650
Less: accumulated depreciation		(746)		(186)
Revenue generating assets, net	$	6,711	$	5,464

13. FAIR VALUE MEASUREMENTS

The Company's fair value measurements are based upon a three-level valuation hierarchy. These valuation techniques are based upon the transparency of inputs (observable and unobservable) to the valuation of an asset or liability as of the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 — Valuation is based on quoted prices for identical assets or liabilities in active markets;

- Level 2 — Valuation is based on quoted prices for similar assets or liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument; and

- Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

Annual Report

Recurring Fair Value Measurements

The Company maintains a non-qualified deferred compensation plan which is offered to senior management and other key employees. The amount owed to participants is an unfunded and unsecured general obligation of the Company. Participants are offered various investment options with which to invest the amount owed to them, and the plan administrator maintains a record of the liability owed to participants by investment. To minimize the impact of the change in market value of this liability, the Company has elected to purchase a separate portfolio of investments through the plan administrator similar to those chosen by the participant.

The investments purchased by the Company include mutual funds, which are classified as Level 1, and life-insurance contracts valued based on the performance of underlying mutual funds, which are classified as Level 2. Additionally, the Company holds a pool of investments made by a wholly owned captive insurance subsidiary. These investments are comprised of mutual funds, which are classified as Level 1.

The fair value of the Company's derivatives is estimated with a market approach using third-party pricing services, which have been corroborated with data from active markets or broker quotes.

Fair value measurements and the fair value hierarchy level for the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023 are shown below (in thousands):

	Frequency	Asset / (Liability)		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
December 31, 2024								
Commodity swap contracts	Recurring	$	(136)	$	—	$	(136)	$ —
Mutual funds	Recurring	$	14,447	$	14,447	$	—	$ —
Life-insurance contracts	Recurring	$	22,358	$	—	$	22,358	$ —
December 31, 2023								
Commodity swap contracts	Recurring	$	466	$	—	$	466	$ —
Mutual funds	Recurring	$	11,735	$	11,735	$	—	$ —
Life-insurance contracts	Recurring	$	18,510	$	—	$	18,510	$ —

Estimated Fair Value of Debt

The estimated fair value of debt at December 31, 2024 consists of the Senior Notes (see Note 10). The interest rates on the Company's borrowings under the Revolving Credit Agreement are adjusted regularly to reflect current market rates and thus carrying value approximates fair value for any borrowings. The fair value of the Senior Notes as of December 31, 2024 and 2023 are based upon third party pricing sources, which generally do not represent daily market activity or represent data obtained from an exchange, and are classified as Level 2.

The Company's carrying and estimated fair value of debt at December 31, 2024 and December 31, 2023 were as follows (in thousands):

| | December 31, 2024 | | | | | December 31, 2023 | | | |
| | | Fair Value | | | | | Fair Value | | |
	Carrying Value	Level 1	Level 2	Level 3		Carrying Value	Level 1	Level 2	Level 3
Instrument									
Senior Notes	$ 397,142	$ —	$363,385	$ —		$ 396,465	$ —	$361,774	$ —
Revolving Credit Agreement	—	—	—	—		—	—	—	—
	$ 397,142	$ —	$363,385	$ —		$ 396,465	$ —	$361,774	$ —

The fair value of debt is based on current public market prices for disclosure purposes only. Unrealized gains or losses are not recognized in the financial statements as long-term debt is presented at carrying value, net of any unamortized premium or discount and unamortized deferred financing costs in the consolidated financial statements.

14. COMMITMENTS AND CONTINGENCIES

a. Litigation

As of December 31, 2024, the Company was named as a defendant or was otherwise involved in numerous legal proceedings and governmental examinations, including class action lawsuits, in connection with the conduct of its business activities, in various jurisdictions, both in the United States and internationally. Accruals for losses have been recorded in accordance with GAAP. Based on the information currently available, management does not believe that existing proceedings and investigations will have a material impact on our consolidated financial condition or liquidity if determined in a manner adverse to the Company except as otherwise described below. However, such matters are unpredictable, and we could incur judgments or enter into settlements for current or future claims that could materially and adversely affect our financial statements. Costs associated with the litigation and settlements of legal matters are reported within *General and administrative expenses* in the Consolidated Statements of Operations.

Legal Matter Estimated Liability

The Company was named as a defendant in California state court in three purported class action lawsuits, alleging wage and hour claims under California-specific employment laws: one that remains pending ("Pending Class Action"), and two which were resolved in the first quarter of 2024 (collectively "Closed Class Action"). The defense of the Closed Class Action lawsuits were being handled in conjunction with one another. During the three months ended March 31, 2023, in accordance with ASC 450, the Company concluded a liability related to the Matters was probable and estimable. As such, an estimated liability of $3.0 million was included in *General & administrative expenses* in the Consolidated Statements of Operations for the year ended December 31, 2023. During the second quarter of 2023, the Company reached an agreement to resolve the Closed Class Action Matters via settlement for an amount materially consistent with the estimated liability. The settlement proceeds were paid in the first quarter of 2024, and the Company received confirmation on February 20, 2024 that the administrator received the settlement payment. Those matter are now closed.

Product Liability Claims

The Company is and has been, and may in the future be, subject to product liability claims and litigation incidental to the Company's normal operating activities. On October 6, 2020, the Company was named as a co-defendant in a lawsuit, Eileen Williams, Elizabeth Perkins, et al. v. Wabash National Corporation, et al., filed in the Circuit Court of the City of St. Louis, Missouri (the "Product Liability Matter"). On September 5, 2024, a jury awarded compensatory damages of $12.0 million and punitive damages of $450 million (the "Award") against the Company in the Product Liability Matter. On November 22, 2024, applying an offset related to the plaintiff's settlement with a separate defendant, the Circuit Court entered judgment in the Product Liability Matter consisting of compensatory damages of $11.5 million and punitive damages of $450 million. The case related to a 2019 motor vehicle accident in which a passenger vehicle with an unobstructed view struck the back of a nearly stopped 2004 Wabash trailer that was operated by co-defendant GDS Express Inc. at the time of the accident. The evidence was undisputed that the trailer fully complied with all applicable regulations. Based on the Award, as of December 31, 2024, the Company has recognized an aggregate liability for this matter of $461.5 million included in the Company's Consolidated Balance Sheet within *Other non-current liabilities*. The Company believes that the compensatory damages will be covered by the Company's insurance policies and recorded a $11.5 million receivable included in *Other assets* in the Company's Consolidated Balance Sheet as of December 31, 2024.

The Company believes the Award is abnormally high and the verdict is not supported by the facts or the law. Among other things, and despite precedent to the contrary, the jury was prevented from hearing critical evidence in the case, including that the driver's blood alcohol level was over the legal limit at the time of the accident. The fact that neither the driver nor his passenger was wearing a seatbelt was also kept from the jury, even though plaintiffs argued both would have survived a 55-mile-per-hour collision had the vehicle not broken through the trailer's rear impact guard. There will be post-trial proceedings before the court enters a final judgment for purpose of appeal, and the Company will be evaluating all available legal options.

The ultimate outcome of such claims and litigation, including the Product Liability Matter, cannot be predicted with any certainty and any such claim or litigation could materially and adversely affect the Company's financial condition, results of operations and cash flows.

Environmental Disputes

In August 2014, the Company received notice as a potentially responsible party ("PRP") by the South Carolina Department of Health and Environmental Control (the "DHEC") pertaining to the Philip Services Site located in Rock Hill, South Carolina pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and corresponding South Carolina statutes. PRPs include parties identified through manifest records as having contributed to deliveries of hazardous substances to the Philip Services Site between 1979 and 1999. The DHEC's allegation that the Company was a PRP arises out of four manifest entries in 1989 under the name of a company unaffiliated with Wabash National Corporation (or any of its former or current subsidiaries) that purport to be delivering a de minimis amount of hazardous waste to the Philip Services Site "c/o Wabash National Corporation." As such, the Philip Services Site PRP Group (the "PRP Group") notified Wabash in August 2014 that it was offering the Company the opportunity to resolve any liabilities associated with the Philip Services Site by entering into a Cash Out and Reopener Settlement Agreement (the "Settlement Agreement") with the PRP Group, as well as a Consent Decree with the DHEC. The Company has accepted the offer from the PRP Group to enter into the Settlement Agreement and Consent Decree, while reserving its rights to contest its liability for any deliveries of hazardous materials to the Philips Services Site. The requested settlement payment is immaterial to the Company's financial condition and results of operations, and as a result, if the Settlement Agreement and Consent Decree are finalized, the payment to be made by the Company thereunder is not expected to have a material adverse effect on the Company's financial condition or results of operations.

On November 13, 2019, the Company received a notice that it was considered one of several PRPs by the Indiana Department of Environmental Management ("IDEM") under CERCLA and state law related to substances found in soil and groundwater at a property located at 817 South Earl Avenue, Lafayette, Indiana (the "Site"). The Company has never owned or operated the Site, but the Site is near certain of the Company's owned properties. In 2020, the Company agreed to implement a limited work plan to further investigate the source of the contamination at the Site and worked with IDEM and other PRPs to finalize the terms of the work plan. The Company submitted its initial site investigation report to IDEM during the third quarter of 2020, indicating that the data collected by the Company's consultant confirmed that the Company's properties are not the source of contamination at the Site. In December 2021, after completing further groundwater sampling work, the Company submitted to IDEM a supplemental written report, which again stated that the Company is not a responsible party and the Company's properties are not a source of any contamination. In June 2022, the Company and other PRPs finalized Work Plan Addendum No. 3, which provided for additional groundwater sampling on another PRP property. The Company completed all additional sampling and submitted supplemental reports to IDEM as of the first quarter of 2024. All available information and reports establish there is no source of any contamination on the Company's owned properties. As of December 31, 2024, based on the information available, the Company does not expect this matter to have a material adverse effect on its financial condition or results of operations.

b. Environmental Litigation Commitments and Contingencies

The Company generates and handles certain material, wastes and emissions in the normal course of operations that are subject to various and evolving federal, state and local environmental laws and regulations.

The Company assesses its environmental liabilities on an on-going basis by evaluating currently available facts, existing technology, presently enacted laws and regulations as well as experience in past treatment and remediation efforts. Based on these evaluations, the Company estimates a lower and upper range for treatment and remediation efforts and recognizes a liability for such probable costs based on the information available at the time. As of December 31, 2024, the Company had reserved an insignificant amount for estimated remediation costs for activities at existing and former properties which are recorded within *Other accrued liabilities* on the Consolidated Balance Sheets.

c. Letters of Credit

As of December 31, 2024, the Company had standby letters of credit totaling $4.9 million issued in connection with workers compensation claims and surety bonds.

d. Purchase Commitments

The Company had $15.0 million in purchase commitments at December 2024 for various raw material commodities, including aluminum, steel, nickel, and polyethylene, as well as other raw material components which are within normal production requirements.

e. Chassis Converter Pool Agreements

The Company obtains vehicle chassis for its specialized vehicle products directly from the chassis manufacturers under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and in some cases, for unallocated orders. The agreements generally state that the manufacturer will provide a supply of chassis to be maintained at the Company's facilities with the condition that we will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. In addition, the manufacturer typically retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to the manufacturer's dealers. The manufacturer also does not transfer the certificate of origin to the Company nor permit the Company to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer). Although the Company is party to related finance agreements with manufacturers, the Company has not historically settled, nor expects to in the future settle, any related obligations in cash. Instead, the obligation is settled by the manufacturer upon reassignment of the chassis to an accepted dealer, and the dealer is invoiced for the chassis by the manufacturer. Accordingly, as of December 31, 2024, the Company's outstanding chassis converter pool with the manufacturer totaled $57.1 million and has included this financing agreement on the Company's Consolidated Balance Sheets within *Prepaid expenses and other* and *Other accrued liabilities*. All other chassis programs are handled as consigned inventory belonging to the manufacturer and totaled approximately $3.2 million. Under these agreements, if the chassis is not delivered to a customer within a specified time frame, the Company is required to pay a finance or storage charge on the chassis. Additionally, the Company receives finance support funds from manufacturers when the chassis are assigned into the Company's chassis pool. Typically, chassis are converted and delivered to customers within 90 days of the receipt of the chassis by the Company.

15. NET (LOSS) INCOME PER SHARE OF COMMON STOCK

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined based on the weighted average number of common shares outstanding during the period combined with the incremental average common shares that would have been outstanding assuming the conversion of all potentially dilutive common shares into common shares as of the earliest date possible. The calculation of basic and diluted net (loss) income attributable to common stockholders per share is determined using net (loss) income applicable to common stockholders as the numerator and the number of shares included in the denominator as shown below (in thousands, except per share amounts). Due to the net loss applicable to common stockholders, 548 shares of potentially dilutive securities are not included in diluted weighted average common shares outstanding for the year ended December 31, 2024, because to do so would be antidilutive for this period.

	Year Ended December 31,		
	2024	**2023**	**2022**
Basic net (loss) income attributable to common stockholders per share:			
Net (loss) income attributable to common stockholders	$ (284,071)	$ 231,252	$ 112,258
Weighted average common shares outstanding	44,359	47,011	48,626
Basic net (loss) income attributable to common stockholders per share	$ (6.40)	$ 4.92	$ 2.31
Diluted net (loss) income attributable to common stockholders per share:			
Net (loss) income attributable to common stockholders	$ (284,071)	$ 231,252	$ 112,258
Weighted average common shares outstanding	44,359	47,011	48,626
Dilutive stock options and restricted stock	—	1,019	1,255
Diluted weighted average common shares outstanding	44,359	48,030	49,881
Diluted net (loss) income attributable to common stockholders per share	$ (6.40)	$ 4.81	$ 2.25

For the years ended December 31, 2024, 2023, and 2022, there were no options excluded from average diluted shares outstanding as the average market price of the common shares was greater than the exercise price.

16. STOCK-BASED COMPENSATION

On May 18, 2017, the shareholders of the Company approved the 2017 Omnibus Incentive Plan (the "2017 Incentive Plan") which authorizes 3,150,000 shares for issuance under the plan. Awards granted under the 2017 Incentive Plan may be in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, other share-based awards, and cash awards to directors, officers, and other eligible employees of the Company.

The Company recognizes all share-based awards to eligible employees based upon their grant date fair value. The Company's policy is to recognize expense for awards that have service conditions only subject to graded vesting using the straight-line attribution method. In addition, the Company's policy is to estimate expected forfeitures on share-based awards. Total stock-based compensation expense was $11.3 million, $11.8 million, and $9.7 million in the years ended December 31, 2024, 2023 and 2022, respectively, and is included in *Cost of sales*, *General and administrative expenses*, and *Selling expenses* within the Consolidated Statements of Operations. The amount of compensation cost related to non-vested restricted stock not yet recognized was approximately $12.8 million at December 31, 2024, for which the weighted average remaining life was approximately 1.7 years. There was no compensation cost related to non-vested stock options not yet recognized at December 31, 2024.

Restricted Stock

Restricted stock awards vest over a period of one to three years and may be based on the achievement of specific financial performance metrics and market conditions. Awards based strictly on time-based vesting and those awards with performance metrics are valued at the market price on the date of grant. The fair values of the awards that contain market conditions are estimated using a Monte Carlo simulation approach in a risk-neutral framework to model future stock price movements based upon historical volatility, risk-free rates of return, and correlation matrix. Restricted stock awards are generally forfeitable in the event of terminated employment prior to vesting.

A summary of all restricted stock activity during 2024 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted Stock Outstanding at December 31, 2023	1,320,964	$ 22.29
Granted	650,221	26.12
Vested	(634,476)	19.12
Forfeited	(160,397)	25.47
Restricted Stock Outstanding at December 31, 2024	1,176,312	$ 25.60

During 2024, 2023, and 2022, the Company granted 650,221, 630,445, and 653,492 shares of restricted stock, respectively, with aggregate fair values on the date of grant of approximately $17.0 million, $16.1 million, and $11.9 million, respectively. The total fair value of restricted stock that vested during 2024, 2023, and 2022 was approximately $16.5 million, $25.1 million, and $8.9 million, respectively.

Stock Options

Stock options are awarded with an exercise price equal to the market price of the underlying stock on the date of grant, become fully exercisable three years after the date of grant, and expire ten years after the date of grant. No stock options have been granted by the Company since February 2015.

A summary of all stock option activity during 2024 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value ($ in millions)
Options Outstanding at December 31, 2023	4,083	$ 14.06	1.0	$ —
Exercised	(2,000)	$ 13.95		$ —
Forfeited	—	$ —		
Expired	—	$ —		
Options Outstanding at December 31, 2024	2,083	$ 14.16	0.1	$ —
Options Exercisable at December 31, 2024	2,083	$ 14.16	0.1	$ —

The total intrinsic value of stock options exercised during 2024, 2023, and 2022 was approximately less than $0.1 million, $0.2 million, and $1.5 million, respectively.

17. STOCKHOLDERS' EQUITY

Share Repurchase Program

On February 15, 2024, the Company announced that the Board of Directors approved the repurchase of an additional $150 million in shares of common stock over a three-year period. This authorization was an increase to the previous $150 million repurchase program approved in August 2021 and the previous $100 million repurchase programs approved in November 2018, February 2017, and February 2016. The repurchase program is set to expire in February 2027. Stock repurchases under this program may be made in the open market or in private transactions at times and in amounts determined by the Company. As of December 31, 2024, $124.2 million remained available under the program.

Common and Preferred Stock

The Board of Directors has the authority to issue common and unclassed preferred stock of up to 200 million shares and 25 million shares, respectively, with par value of $0.01 per share, as well as to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions.

Accumulated Other Comprehensive Income (Loss) ("AOCI")

Changes in AOCI by component, net of tax, for the years ended December 31, 2024, 2023, and 2022 are summarized as follows (in thousands):

	Foreign Currency Translation	Derivative Instruments	Total
Balances at December 31, 2021	$ (1,989)	$ 2,848	$ 859
Net unrealized gains (losses) arising during the period[a]	198	1,727	1,925
Less: Net realized gains (losses) reclassified to net loss[b]	—	3,666	3,666
Net change during the period	198	(1,939)	(1,741)
Balances at December 31, 2022	(1,791)	909	(882)
Net unrealized gains (losses) arising during the period[c]	975	(3,063)	(2,088)
Less: Net realized gains (losses) reclassified to net income[d]	—	(2,542)	(2,542)
Net change during the period	975	(521)	454
Balances at December 31, 2023	(816)	388	(428)
Net unrealized gains (losses) arising during the period[e]	(2,183)	(1,328)	(3,511)
Less: Net realized gains (losses) reclassified to net income[f]	—	(710)	(710)
Net change during the period	(2,183)	(618)	(2,801)
Balances at December 31, 2024	$ (2,999)	$ (230)	$ (3,229)

[a] Derivative instruments net of $0.6 million of tax expense for the year ended December 31, 2022.
[b] Derivative instruments net of $1.2 million of tax expense for the year ended December 31, 2022.
[c] Derivative instruments net of $1.0 million of tax benefit for the year ended December 31, 2023.
[d] Derivative instruments net of $0.8 million of tax benefit for the year ended December 31, 2023.
[e] Derivative instruments net of $0.4 million of tax benefit for the year ended December 31, 2024.
[f] Derivative instruments net of $0.2 million of tax benefit for the year ended December 31, 2024.

18. EMPLOYEE SAVINGS PLANS

Substantially all of the Company's employees are eligible to participate in a defined contribution plan under Section 401(k) of the Internal Revenue Code. The Company also provides a non-qualified defined contribution plan for senior management and certain key employees. Both plans provide for the Company to match, in cash, a percentage of each employee's contributions up to certain limits. The Company's matching contribution and related expense for these plans was approximately $8.1 million, $10.1 million, and $9.1 million for 2024, 2023, and 2022, respectively.

19. INCOME TAXES

(Loss) Income Before Income Taxes

The consolidated (loss) income before income taxes for 2024, 2023, and 2022 consists of the following (in thousands):

		Years Ended December 31,				
		2024		2023		2022
Domestic	$	(380,944)	$	291,816	$	144,443
Foreign		4,346		2,869		1,992
Total (loss) income before income taxes	$	(376,598)	$	294,685	$	146,435

Income Tax (Benefit) Expense

The consolidated income tax (benefit) expense for 2024, 2023, and 2022 consists of the following components (in thousands):

		Years Ended December 31,				
		2024		2023		2022
Current						
Federal	$	13,449	$	65,797	$	34,490
State		4,112		9,322		6,468
Foreign		599		1,170		321
		18,160		76,289		41,279
Deferred						
Federal		(90,460)		(14,889)		(5,911)
State		(21,223)		1,430		(1,703)
		(111,683)		(13,459)		(7,614)
Total consolidated (benefit) expense	$	(93,523)	$	62,830	$	33,665

The following table provides a reconciliation of differences from the U.S. Federal statutory rates as follows (in thousands):

		Years Ended December 31,				
		2024		2023		2022
Pretax book (loss) income	$	(376,598)	$	294,685	$	146,435
Federal tax (benefit) expense at applicable statutory rate		(79,086)		61,884		30,751
State and local income taxes (net of federal benefit)		(13,585)		9,398		3,669
Tax credits		(228)		(9,572)		(2,422)
Nondeductible officer compensation (benefit)		724		(546)		977
Compensation (benefit) expense		(172)		(1,563)		1,013
Other		(1,176)		3,229		(323)
Total income tax (benefit) expense	$	(93,523)	$	62,830	$	33,665

Deferred Taxes

The Company's deferred income taxes are primarily due to temporary differences between financial and income tax reporting for a legal liability, incentive compensation, depreciation of property, plant and equipment, amortization of intangibles, and other accrued liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Companies are required to assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence, both positive and negative, using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified.

The Company assesses, on a quarterly basis, the realizability of its deferred tax assets by evaluating all available evidence, both positive and negative, including: (1) the cumulative results of operations in recent years, (2) the nature of recent losses, if applicable, (3) estimates of future taxable income, (4) the length of net operating loss carryforwards ("NOLs") and (5) the uncertainty associated with a possible change in ownership, which imposes an annual limitation on the use of these carryforwards.

As of December 31, 2024 and 2023, the Company retained a valuation allowance of $0.7 million and $0.7 million, respectively, against deferred tax assets related to various state and local NOLs that are subject to restrictive rules for future utilization.

As of December 31, 2024 and 2023, the Company had no U.S. federal tax NOLs. The Company has various multi-state income tax NOLs aggregating approximately $42.2 million which will expire between 2025 and 2044, if unused.

The components of deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023 were as follows (in thousands):

	December 31,	
	2024	2023
Deferred tax assets		
Tax credits and loss carryforwards	$ 1,792	$ 2,128
Accrued liabilities	117,569	8,242
Incentive compensation	9,360	8,131
Operating lease assets	8,990	8,102
Research expenditure amortization	21,523	22,160
Other	2,918	2,730
	162,152	51,493
Deferred tax liabilities		
Property, plant and equipment	(21,837)	(21,731)
Intangibles	(34,493)	(32,773)
Operating lease liabilities	(8,990)	(8,102)
Other	(1,495)	(5,182)
	(66,815)	(67,788)
Net deferred tax asset (liability) before valuation allowances and reserves	95,337	(16,295)
Valuation allowances	(464)	(718)
Net deferred tax asset (liability)	$ 94,873	$ (17,013)

Tax Reserves

The Company's policy with respect to interest and penalties associated with reserves or allowances for uncertain tax positions is to classify such interest and penalties in *Income tax (benefit) expense* on the Consolidated Statements of Operations. As of December 31, 2024 and 2023, the total amount of unrecognized income tax benefits, which are included in either *Other noncurrent liabilities* or *Deferred income taxes* in the Company's Consolidated Balance Sheets, was approximately $1.5 million and $4.8 million, respectively, including interest and penalties, all of which, if recognized, would impact the effective income tax rate of the Company. The Company's uncertain tax positions for the current period remained constant and we decreased our prior period uncertain positions by $3.4 million. As of December 31, 2024 and 2023, the Company had recorded a total of $0.5 million and $0.9 million, respectively, of accrued interest and penalties related to uncertain tax positions. The Company expects no significant changes to the facts and circumstances underlying its reserves and allowances for uncertain income tax positions as reasonably possible during the next 12 months. As of December 31, 2024, the Company is subject to unexpired statutes of limitation for U.S. federal income taxes for the years 2020 through 2022. The Company is also subject to unexpired statutes of limitation for Indiana state income taxes for the years 2020 through 2022.

20. SEGMENTS

Segment Reporting

The Company's Chief Operating Decision Maker ("CODM") is comprised of the Chief Executive Officer and the Board of Directors. Based on how the CODM manages the business, allocates resources, makes operating decisions, and evaluates operating performance, the Company manages its business in two operating and reportable segments: Transportation Solutions and Parts & Services.

Additional information related to the composition of each segment is included below.

- Transportation Solutions ("TS"): The TS segment comprises the design and manufacturing operations for the Company's transportation-related equipment and products. This includes dry and refrigerated van trailers, platform trailers, and the Company's wood flooring production facility. The Company's EcoNex™ products, which are part of the Company's Acutherm™ portfolio of solutions designed for intelligent thermal management, are also reported in the TS segment. Additionally, the TS segment includes tank trailers and truck-mounted tanks. Finally, truck-mounted dry and refrigerated bodies, as well as service and stake bodies, are also in the TS segment.

- Parts & Services ("P&S"): The P&S segment comprises the Company's Parts and Services business, as well as the Upfitting Solutions and Services business (a component of our Truck Bodies business). Additionally, the Company's Composites business, which focuses on the use of DuraPlate® composite panels beyond the semi-trailer market, is also part of the P&S segment. This segment also includes the Wabash Parts LLC and Linq Venture Holdings LLC entities, which we created with our partners as further described in Note 6. Our Trailers as a Service (TaaS)^SM initiatives, which combine our market-leading trailer products with emerging capabilities like parts distribution and a growing maintenance and repair network to provide a valuable suite of services to our customers, are included in the P&S segment as well. Finally, the P&S segment includes the Company's Engineered Products business, which manufactures stainless-steel storage tanks and silos, mixers and processors for a variety of end markets. Growing and expanding our Parts and Services offerings continues to be a key strategic initiative for the Company.

The accounting policies of the TS and P&S segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on income (loss) from operations. The CODM evaluates performance by considering comparative period and forecast-to-actual variances for these measures monthly. The Company has not allocated certain corporate related administrative costs, interest, and income taxes included in the corporate and eliminations segment to the Company's other reportable segments. The Company accounts for intersegment sales and transfers at cost. Segment assets are not presented as it is not a measure reviewed by the CODM in allocating resources and assessing performance.

Reportable segment information is as follows (in thousands):

		Transportation Solutions		Parts & Services		Corporate and Eliminations		Consolidated
2024								
Net sales								
External customers	$	1,747,039	$	199,701	$	—	$	1,946,740
Intersegment sales		8,094		5,361		(13,455)		—
Total net sales		1,755,133		205,062		(13,455)		1,946,740
Cost of sales		1,537,515		157,608		(13,455)		1,681,668
Gross profit		217,618		47,454		—		265,072
Other operating expenses [(1)]		69,341		12,037		539,798		621,176
Segment income (loss) from operations		148,277		35,417		(539,798)		(356,104)
Product liability matter		—		—		450,000		450,000
Consolidated income (loss) from operations	$	148,277	$	35,417	$	(89,798)	$	93,896
Depreciation and amortization	$	49,987	$	2,681	$	4,317	$	56,985
2023								
Net sales								
External customers	$	2,320,274	$	216,226	$	—	$	2,536,500
Intersegment sales		18,330		4,647		(22,977)		—
Total net sales		2,338,604		220,873		(22,977)		2,536,500
Cost of sales		1,898,740		162,550		(22,977)		2,038,313
Gross profit		439,864		58,323		—		498,187
Other operating expenses [(1)]		72,936		13,674		99,628		186,238
Consolidated income (loss) from operations	$	366,928	$	44,649	$	(99,628)	$	311,949
Depreciation and amortization	$	40,443	$	2,201	$	2,676	$	45,320
2022								
Net sales								
External customers	$	2,312,637	$	189,492	$	—	$	2,502,129
Intersegment sales		8,277		3,984		(12,261)		—
Total net sales		2,320,914		193,476		(12,261)		2,502,129
Cost of sales		2,043,072		148,627		(12,261)		2,179,438
Gross profit		277,842		44,849		—		322,691
Other operating expenses [(1)]		67,900		14,291		73,858		156,049
Consolidated income (loss) from operations	$	209,942	$	30,558	$	(73,858)	$	166,642
Depreciation and amortization	$	41,187	$	2,717	$	3,065	$	46,969

[(1)]*Other operating expenses* include General and administrative expenses, Selling expenses, Amortization of intangible assets and Impairment and other, net.

Customer Concentration

The Company is subject to a concentration of risk as the five largest customers together accounted for approximately 42%, 32%, and 33% of the Company's aggregate net sales in 2024, 2023, and 2022, respectively. Our largest customer, included as part of the Transportation Solutions segment, accounted for 15% and 12% of our aggregate net sales in 2024 and 2023, respectively. No individual customer accounted for more than 10% of our aggregate net sales in 2022. International sales accounted for less than 10% in each of the last three years.

Product Information

The Company offers products primarily in four general categories: (1) new trailers, (2) used trailers, (3) components, parts and services, and (4) equipment and other (which includes new truck body sales). The following table sets forth the major product categories and their percentage of consolidated net sales (dollars in thousands):

Year ended December 31, 2024	Transportation Solutions	Parts & Services	Eliminations	Consolidated	
New trailers	$ 1,335,902	$ —	$ (3,978)	$ 1,331,924	68.4%
Used trailers	71	4,012	(71)	4,012	0.2%
Components, parts and services	—	128,565	—	128,565	6.6%
Equipment and other	419,160	72,485	(9,406)	482,239	24.8%
Total net external sales	$ 1,755,133	$ 205,062	$ (13,455)	$ 1,946,740	100.0%

Year ended December 31, 2023	Transportation Solutions	Parts & Services	Eliminations	Consolidated	
New trailers	$ 1,924,700	$ —	$ (5,901)	$ 1,918,799	75.7%
Used trailers	—	4,978	—	4,978	0.2%
Components, parts and services	—	148,256	—	148,256	5.8%
Equipment and other	413,904	67,639	(17,076)	464,467	18.3%
Total net external sales	$ 2,338,604	$ 220,873	$ (22,977)	$ 2,536,500	100.0%

Year ended December 31, 2022	Transportation Solutions	Parts & Services	Eliminations	Consolidated	
New trailers	$ 2,012,428	$ 1,722	$ (1,286)	$ 2,012,864	80.4%
Used trailers	—	2,905	—	2,905	0.1%
Components, parts and services	—	139,762	—	139,762	5.6%
Equipment and other	308,486	49,087	(10,975)	346,598	13.9%
Total net external sales	$ 2,320,914	$ 193,476	$ (12,261)	$ 2,502,129	100.0%

21. IMPAIRMENT, DIVESTITURES, AND SALES OF PROPERTY, PLANT, AND EQUIPMENT

In 2024, the Company engaged in several transactions involving property, plant, and equipment. During the fourth quarter, the Company sold property, plant, and equipment with proceeds totaling approximately $1.6 million, recognizing a gain on the sale of approximately $0.5 million. During the third quarter, the Company sold property, plant, and equipment assets with proceeds totaling approximately $2.8 million, recognizing a nominal net gain on the sale. Finally, during the second quarter of 2024, the Company impaired approximately $1.0 million due to a construction-in-progress project that was no longer expected to be completed.

During the first quarter of 2022, the Company impaired approximately $1.0 million of construction-in-progress projects that were no longer expected to be completed. In addition, the Company sold a building (and the related land) for net proceeds of $1.1 million. A gain on sale of approximately $0.7 million was recognized as part of the sale.

The impairments and gains on sale of assets are included in *Impairment and other, net* in the Consolidated Statements of Operations.

22. CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal years 2024, 2023, and 2022 (dollars in thousands, except per share amounts):

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
2024								
Net sales	$	515,276	$	550,610	$	464,040	$	416,814
Gross profit	$	76,446	$	89,658	$	56,009	$	42,959
Net income (loss) attributable to common stockholders	$	18,167	$	28,958	$	(330,166)	$	(1,030)
Basic net income (loss) attributable to common stockholders per share[1]	$	0.40	$	0.65	$	(7.53)	$	(0.02)
Diluted net income (loss) attributable to common stockholders per share[1]	$	0.39	$	0.64	$	(7.53)	$	(0.02)
2023								
Net sales	$	620,952	$	686,620	$	632,828	$	596,100
Gross profit	$	116,027	$	151,027	$	122,910	$	108,223
Net income attributable to common stockholders	$	51,213	$	74,328	$	55,329	$	50,382
Basic net income attributable to common stockholders per share[1]	$	1.07	$	1.57	$	1.18	$	1.10
Diluted net income attributable to common stockholders per share[1]	$	1.04	$	1.54	$	1.16	$	1.07
2022								
Net sales	$	546,761	$	642,769	$	655,150	$	657,449
Gross profit	$	58,055	$	78,034	$	92,005	$	94,597
Net income attributable to common stockholders	$	12,074	$	22,552	$	36,170	$	41,462
Basic net income attributable to common stockholders per share[1]	$	0.25	$	0.46	$	0.75	$	0.86
Diluted net income attributable to common stockholders per share[1]	$	0.24	$	0.46	$	0.73	$	0.84

---

[1] Basic and diluted net income (loss) attributable to common stockholders per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income (loss) attributable to common stockholders per share may differ from annual net income (loss) attributable to common stockholders per share due to rounding.

23. SUBSEQUENT EVENTS

On February 3, 2025, the Company acquired substantially all of the assets and certain of the liabilities of TrailerHawk.ai LLC, a Delaware limited liability company from Loadsmith Holding Corporation for an initial purchase price of $2.5 million plus the release of $3 million and all accrued unpaid interest on the convertible promissory notes. The acquisition includes a purchase price adjustment clause that provides for the possibility of additional earnout payments of up to $15 million over a period of seven years after the closing date of the transaction.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance to our management and board of directors that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation conducted under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024, including those procedures described below, we, including our Chief Executive Officer and our Chief Financial Officer, determined that those controls and procedures were effective.

Changes in Internal Controls

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fourth quarter of fiscal year 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

The management of Wabash National Corporation ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on this assessment, management has concluded that internal control over financial reporting is effective as of December 31, 2024.

Ernst & Young LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2024, and its report on internal controls over financial reporting as of December 31, 2024, appears on the following page.

Brent L. Yeagy	President and Chief Executive Officer
Patrick Keslin	Senior Vice President and Chief Financial Officer

February 18, 2025

To the Shareholders and the Board of Directors of Wabash National Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Wabash National Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wabash National Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ **Ernst & Young LLP**

Indianapolis, Indiana
February 18, 2025

Annual Report

ITEM 9B—OTHER INFORMATION

(c)

During the three months ended December 31, 2024, none of our directors or executive officers adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K) except as set forth in the table below.

Name and Title	Action Taken	Date	Type of Trading Arrangement (1)	Duration of Trading Arrangement (2)	Aggregate Number of Shares to be Sold
Michael N. Pettit, Senior Vice President, Chief Growth Officer	Adoption	10/31/2024	Rule 10b5-1 trading arrangement	6/13/2025	Up to 50,963 shares and up to 100% of net RSUs acquired in 2025 not to exceed 4,037
M. Kristin Glazner, Senior Vice President, Chief Administrative Officer, Corporate Secretary	Adoption	12/12/2024	Rule 10b5-1 trading arrangement	12/31/2025	Up to 25,000 shares
Kevin J. Page, Senior Advisor	Adoption	12/12/2024	Rule 10b5-1 trading arrangement	12/31/2025	Up to 22,261 shares and up to 100% of net PSU's acquired in 2025 and up to 100% of net RSUs acquired in 2025

(1) Each trading arrangement marked as a Rule 10b5-1 trading arrangement is intended to satisfy the affirmative defense of Rule 10b5-1(c).

(2) Each trading arrangement permits transactions through and including the earlier to occur of the completion of all sales under the trading arrangement or the date listed in the table.

ITEM 9C—DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company hereby incorporates by reference the information contained under the heading "Information About Our Executive Officers" from Item 1 Part I of this Annual Report.

The Company hereby incorporates by reference the information contained under the headings "Delinquent Section 16(a) Reports," "Proposal 1 - Election of Directors" and "Corporate Governance" from its definitive Proxy Statement to be delivered to stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2025 Annual Meeting of Stockholders to be held May 14, 2025.

Code of Ethics

As part of our system of corporate governance, our Board of Directors has adopted a Code of Business Conduct and Ethics ("Code of Ethics") that is specifically applicable to our Chief Executive Officer and Senior Financial Officers. This Code of Ethics is available within the Corporate Governance section of the Investor Relations page of our website at ir.onewabash.com. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted. We will disclose any waivers for our Chief Executive Officer or Senior Financial Officers under, or any amendments to, our Code of Ethics by posting such information on our website at the address above.

ITEM 11—EXECUTIVE COMPENSATION

The Company hereby incorporates by reference the information contained under the headings "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation Tables," and "Corporate Governance—Director Compensation" from its definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2025 Annual Meeting of Stockholders to be held May 14, 2025.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Company hereby incorporates by reference the information contained under the headings "Beneficial Ownership Information—Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" from its definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2025 Annual Meeting of Stockholders to be held on May 14, 2025.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Company hereby incorporates by reference the information contained under the headings "Corporate Governance—Board Structure and its Role in Risk Oversight—Director Independence" and "Corporate Governance—Related Persons Transactions Policy" from its definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2025 Annual Meeting of Stockholders to be held on May 14, 2025.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Item 14 of this form and the Audit Committee's pre-approval policies and procedures regarding the engagement of the principal accountant are incorporated herein by reference to the information contained under the heading "Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm" from the Company's definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2025 Annual Meeting of Stockholders to be held on May 14, 2025.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Financial Statements:* The Company has included all required financial statements in Item 8 of this Annual Report. The financial statement schedules have been omitted as they are not applicable, or the required information is included in the Notes to the consolidated financial statements.

(b) *Exhibits:* Reference is made to the Exhibit Index of this Annual Report for a list of exhibits filed with this Annual Report or incorporated herein by reference to the document.

ITEM 16 – FORM 10-K SUMMARY

None.

EXHIBIT INDEX

No.	Description
3.01	Amended and Restated Certificate of Incorporation of the Company, as amended (5)
3.02	Certificate of Amendment to the Certificate of Incorporation of Wabash National Corporation (18)
3.03	Amended and Restated Bylaws of the Company, as amended (15)
4.01	Specimen Stock Certificate (1)
4.02	Indenture, dated as of October 6, 2021, by and among Wabash National Corporation, the several guarantors named therein and Wells Fargo Bank, National Association, as trustee (14)
4.03	Form of 4.50% Senior Notes (14)
4.04	Description of Securities (9)
10.01#	2011 Omnibus Incentive Plan (3)
10.02#	2017 Omnibus Incentive Plan (6)
10.03#	Change in Control Severance Pay Plan (4)
10.04#	Wabash National Corporation Executive Severance Plan (2)
10.05#	Form of Wabash National Corporation Time-Vesting Restricted Stock Unit Agreement for awards granted to employees under the 2017 Omnibus Incentive Plan (12)
10.06#	Wabash National Corporation Supplemental Plan, effective May 12, 2020 (10)
10.07#	Form of Wabash National Corporation Restricted Stock Unit Agreement for awards granted to non-employee directors under the 2017 Omnibus Incentive Plan prior to 2024 (10)
10.08#	Form of Wabash National Corporation Performance-Based Restricted Stock Unit Agreement for awards granted to employees under the 2017 Omnibus Incentive Plan (12)
10.09	Second Amended and Restated Credit Agreement dated December 21, 2018, among Wabash National Corporation, certain subsidiaries of Wabash National Corporation, the lenders from time to time party thereto and Wells Fargo Capital Finance, LLC, as administrative agent (8)
10.10	First Amendment to Second Amended and Restated Credit Agreement, dated September 28, 2020, among Wabash National Corporation, certain of its subsidiaries party thereto, Wells Fargo Capital Finance, LLC, as the arranger and administrative agent for the Lenders, and the Lenders party thereto (11)
10.11	Increase Agreement Regarding Incremental Revolver Commitments and Second Amendment to Second Amended and Restated Credit Agreement, dated as of September 28, 2021, among Wabash National Corporation, certain of its subsidiaries party thereto, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the administrative agent (13)
10.12	Third Amendment to Second Amended and Restated Credit Agreement dated as of September 23, 2022, among Wabash National Corporation, certain subsidiaries of Wabash National Corporation, the lenders from time-to-time party thereto and Wells Fargo Capital Finance, LLC as arranger and administrative agent (16)
10.13#	Form of Indemnification Agreement with Directors and Executive Officers (7)
10.14#	Form of Wabash National Corporation Restricted Stock Unit Agreement for awards to be granted to non-employee directors under the 2017 Omnibus Incentive Plan after 2023 (17)
10.15#	Transition Agreement between Wabash National Corporation and Dustin T. Smith, dated as of August 19, 2024 (19)
19	Wabash National Corporation Insider Trading Policy (20)
21.1	List of Significant Subsidiaries (20)
23.1	Consent of Ernst & Young LLP (20)
31.1	Certification of Principal Executive Officer (20)
31.2	Certification of Principal Financial Officer (20)
32.1	Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) (20)

97.1   Wabash National Corporation Compensation Recovery Policy (17)

101   The following materials from Wabash National Corporation's Annual Report on Form 10-K for the year ended December 31, 2024 are filed herewith, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2024 and 2023, (ii) the Consolidated Statements of Operations for the twelve months ended December 31, 2024, 2023, and 2022, (iii) the Consolidated Statements of Comprehensive (Loss) Income for the twelve months ended December 31, 2024, 2023, and 2022, (iv) the Consolidated Statements of Stockholders' Equity for the twelve months ended December 31, 2024, 2023, and 2022, (v) the Consolidated Statements of Cash Flows for the twelve months ended December 31, 2024, 2023, and 2022, (vi) Notes to the Consolidated Financial Statements, (vii) the information in Part I, Item 1C Cybersecurity, and (viii) the information in Part II, Item 9B Other Information. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document. (20)

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (20)

\#   Management contract or compensatory plan

(1)   Incorporated by reference to the Registrant's registration statement on Form S-3 (Registration No. 333-27317) filed on May 16, 1997

(2)   Incorporated by reference to the Registrant's Form 8-K filed on December 16, 2015 (File No. 001-10883)

(3)   Incorporated by reference to the Registrant's Form 8-K filed on May 25, 2011 (File No. 001-10883)

(4)   Incorporated by reference to the Registrant's Form 8-K filed on September 14, 2011 (File No. 001-10883)

(5)   Incorporated by reference to the Registrant's Form 10-Q filed on November 1, 2011 (File No. 001-10883)

(6)   Incorporated by reference to the Registrant's Form S-8 filed on May 18, 2017 (File No. 333-218085)

(7)   Incorporated by reference to the Registrant's Form 8-K filed on December 15, 2017 (File No. 001-10883)

(8)   Incorporated by reference to the Registrant's Form 8-K filed on December 27, 2018 (File No. 001-10883)

(9)   Incorporated by reference to the Registrant's Form 10-K filed on February 25, 2020 (File No. 001-10883)

(10)   Incorporated by reference to the Registrant's Form 10-Q filed on July 29, 2020 (File No. 001-10883)

(11)   Incorporated by reference to the Registrant's Form 8-K filed on September 30, 2020 (File No. 001-10883)

(12)   Incorporated by reference to the Registrant's Form 10-K filed on February 25, 2021 (File No. 001-10883)

(13)   Incorporated by reference to the Registrant's Form 8-K filed on September 29, 2021 (File No 001-10883)

(14)   Incorporated by reference to the Registrant's Form 8-K filed on October 6, 2021 (File No 001-10883)

(15)   Incorporated by reference to the Registrant's Form 8-K filed on February 22, 2022 (File No 001-10883)

(16)   Incorporated by reference to the Registrant's Form 8-K filed on September 26, 2022 (File No 001-10883)

(17)   Incorporated by reference to the Registrant's Form 10-K filed on February 22, 2024 (File No 001-10883)

(18)   Incorporated by reference to the Registrant's Form 8-K filed on May 22, 2024 (File No 001-10883)

(19)   Incorporated by reference to the Registrant's Form 8-K filed on August 20, 2024 (File No 001-10883)

(20)   Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WABASH NATIONAL CORPORATION

February 18, 2025

By: /s/ Patrick Keslin

Patrick Keslin

Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature and Name	Title	Date
/s/ Brent L. Yeagy Brent L. Yeagy	President and Chief Executive Officer, Director (Principal Executive Officer)	February 18, 2025
/s/ Patrick Keslin Patrick Keslin	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 18, 2025
/s/ Larry J. Magee Larry J. Magee	Chairman of the Board of Directors	February 18, 2025
/s/ Therese M. Bassett Therese M. Bassett	Director	February 18, 2025
/s/ John G. Boss John G. Boss	Director	February 18, 2025
/s/ Trent J. Broberg Trent J. Broberg	Director	February 18, 2025
/s/ Ann D. Murtlow Ann D. Murtlow	Director	February 18, 2025
/s/ Sudhanshu Priyadarshi Sudhanshu Priyadarshi	Director	February 18, 2025
/s/ Scott K. Sorensen Scott K. Sorensen	Director	February 18, 2025
/s/ Stuart A. Taylor II Stuart A. Taylor II	Director	February 18, 2025

Stockholder Information

Executive Officers

Brent L. Yeagy
President and Chief Executive Officer
Director of the Board

M. Kristin Glazner
Senior Vice President, Chief Administrative
Officer, Corporate Secretary

Patrick J. Keslin
Senior Vice President, Chief Financial Officer

Michael N. Pettit
Senior Vice President, Chief Growth Officer

Drew J. Schwartzhoff
Senior Vice President, Chief Commercial Officer

Donald A. Winston
Senior Vice President, Chief Operating Officer

Auditors

Ernst & Young LLP
111 Monument Circle
Suite 4000
Indianapolis, IN 46204-5120

Transfer Agent

EQ Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120-4100

Telephone (U.S. Residents): 1-800-401-1957
Telephone (Canada or U.S. Virgin Island
Residents): 1-800-468-9716

Form 10-K

In lieu of a separate annual report to stockholders,
enclosed is Wabash National Corporation's Form
10-K.

Stock Listing

Symbol: WNC
New York Stock Exchange

Internet Address

www.onewabash.com

Directors

Therese M. Bassett
Managing Director
NuVentures LLC

John G. Boss
Former President and Chief Executive Officer
Momentive Performance Materials Inc.

Trent J. Broberg
Chief Executive Officer
ACERTUS

Larry J. Magee, Chairman of the Board
President
Magee Ventures Group

Ann D. Murtlow
President and Chief Executive Officer
North Sound LLC

Sudhanshu Priyadarshi
Chief Financial Officer and President, International
Keurig Dr Pepper Inc. (KDP)

Scott K. Sorensen
Former President
Thatcher Company, Inc.

Stuart A. Taylor II
Chief Executive Officer
The Taylor Group LLC

Brent L. Yeagy
President and Chief Executive Officer
Wabash National Corporation

Requests

For stockholder requests for information, please
contact:
Wabash National Corporation
c/o Director - Investor Relations
3900 McCarty Lane
Lafayette, IN 47905
(765) 771-5310
investor.relations@onewabash.com

WABASH™

Wabash National Corporation

3900 McCarty Ln
Lafayette, IN 47905